UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2011

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

.

BANCO SANTANDER (BRASIL) S.A

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements as of and for the years ended December 31, 2010, 2009 and 2008 and the related notes.  The preparation of the financial statements referred to in this section required the adoption of assumptions and estimates that affect the amounts recorded as assets, liabilities, revenue and expenses in the years and periods addressed and are subject to certain risks and uncertainties.  Our future results may vary substantially from those indicated as a result of various factors that affect our business.  Our financial statements as of and for the years ended December 31, 2010, 2009 and 2008, together with the report of our independent registered public accounting firm have been prepared in accordance with IFRS.  Our results of operations for periods ended December 31, 2008 and thereafter are not comparable to the respective periods prior to that date because of the consolidation of Banco Real as from August 30, 2008.  See “Acquisition of Banco Real”.

Overview

We are a leading full-service bank in Brazil, which we believe to be one of the most attractive markets in the world given its growth potential and low penetration rate of banking products and services.  We are the third largest private bank in Brazil, according to the Central Bank, with a 8.6% market share in terms of assets, as of September 30, 2010 and the largest bank controlled by a major global financial group.  Our operations are located across the country and strategically concentrated in the South and Southeast, an area that accounted for approximately 73.0% of Brazil’s GDP in 2008, and where we have one of the largest branch networks of any Brazilian bank. For the year ended December 31, 2010, we generated net profit  of R$7.4 billion, and at that date we had total assets of R$374.7 billion and total equity of R$73.4 billion. Our Basel capital adequacy ratio (excluding goodwill) was 22.1%.

We operate our business along three segments: Commercial Banking, Global Wholesale Banking and Asset Management and Insurance.  Through our Commercial Banking segment, we offer traditional banking services, including checking and saving accounts, home and automobile financing, unsecured consumer financing, checking account overdraft loans, credit cards and payroll loans to mid- and high-income individuals and corporations (other than to our GB&M clients).  Our Global Wholesale Banking segment provides sophisticated and structured financial services and solutions to a group of approximately 700 large local and multinational conglomerates, offering such products as global transaction banking, syndicated lending, corporate finance, equity and treasury.  Through our Asset Management and Insurance segment we manage fixed income, money market, equity and multi-market funds and offer insurance products complementary to our core banking business to our retail and small- and medium-sized corporate customers.

Effects of the Global Financial Markets Crisis on our Financial Condition and Results of Operations

The global financial markets crisis has significantly affected the world economy since the second half of 2008.  It has led to recessions and increasing unemployment in the world’s leading economies, a reduction in investments on a global scale, a decrease in raw material prices and a sharp decline in credit availability and liquidity, as well as a general closure of the capital markets worldwide.

In Brazil, however, the effects of the global financial markets crisis have been relatively moderate compared to those in the United States and Europe, and the Brazilian economy has experienced a rapid and strong recovery.  After contracting 0.6% in 2009, GDP increased 8.4% in the first nine months of 2010 when compared to the same period in the previous year.  Although some export-oriented companies have suffered revenue decreases, relatively strong domestic demand has sustained economic growth in Brazil, particularly due to high consumer confidence, strong labor markets and minimum wage readjustments. Brazilian banks are funded almost entirely by domestic deposits, which have increased during the financial crisis as funds were moved from asset management vehicles into bank deposits, which are perceived to be safer. Also, the Central Bank diminished reserve requirements and, in response, public banks increased their supply of credit.  As a result, the global liquidity crisis had relatively little impact in Brazil.

The global financial markets crisis has not had a material impact on our liquidity and capital resources due to the relatively stable economic environment in Brazil, our relatively low dependence on funding from the international markets, a proactive approach from the Central Bank (detailed below) and the liquidity cushion we built up in response to the global financial markets crisis.  We gauge liquidity needs on a recurring basis based on our business plans and we pursue funding actions based on anticipated funding needs.

During the financial crisis in 2008 and 2009, the Central Bank took steps to minimize the impact of the crisis, reducing reserve requirements, creating a time deposit – with higher insured value - guaranteed by the FGC (Fundo Garantidor de Crédito - similar to the Federal Deposit Insurance Corporation) to be used as a funding alternative for small and midsize banks and providing that these banks could be financed by or sell loan portfolios to large banks or could sell their loans. In 2010, upon the easing of the financial crisis, there was a reversal of some of these measures, such as a replenishment of the reserve requirements and the establishment of a schedule for gradually reducing the volume of time deposits with special guarantee (Depósito a Prazo com Garantia Especial, or DPGE).

The principal effects of the crisis on our business have been the following:

• Increased provisioning for loan losses due to expectations of increased rates of default, particularly from our small- and medium-sized corporate borrowers since the fourth quarter of 2008 through the third quarter of 2009, when the delinquency ratios reached their peak. Since then, credit quality has continuously improved. Our provision for loan losses net of recoveries for the year ended December 31, 2010 was R$8,233 million, a 17.5% decrease over the same period in 2009, an indication of the continuity of a better credit quality cycle.

• An increase in the cost of domestic funding resulting mainly from the limited availability of external funding  on favorable terms during the fourth quarter of 2008 and the beginning of 2009.

• A decrease in the growth rate of credit volumes, particularly among individual borrowers in 2008 and corporate clients in 2009. Credit volumes began to increase again since in early 2010, and our credit portfolio reached R$160,558 million on December 31, 2010, representing a 16.0% growth compared to December 31, 2009 and a 4.3% increase compared to September 30, 2010.

        The Brazilian financial market ends 2010 more confident, as our financial system proved to be prepared, both for its strong supervision, and by conservative regulations.

Acquisition of Banco Real

On August 29, 2008, Banco ABN AMRO Real S.A. and ABN AMRO Brasil Dois Participações S.A. became our wholly-owned subsidiaries pursuant to a share exchange transaction (incorporação de ações) approved by the shareholders of Santander Brasil, Banco ABN AMRO Real S.A. and ABN AMRO Brasil Dois  Participações S.A., roughly doubling our size in terms of total assets.  Principally as a result of this transaction, the number of our active current account holders increased from approximately 3.5 million to approximately 7.7 million from June 30, 2008 to December 31, 2008, and in the same period, our distribution network increased from 1,546 branches and service site units to 3,603 branches and service site units.  As of December 31, 2007, Banco Real had total assets of R$112.8 billion and total equity of R$13.2 billion.  With the integration of Banco Real and organic growth, we increased our loans and receivables from R$55.0 billion as of December 31, 2007 to R$162.7 billion as of December 31, 2008, and our total deposits increased from R$74.1 billion as of December 31, 2007 to R$182.3 billion as of December 31, 2008.  For further details see notes 3 and 27 to our consolidated financial statements as of December 31, 2010.

As a consequence of this acquisition, one of the key factors to be considered when analyzing our financial condition and results of operations as of and for the years ended December 31, 2008 and 2007 and the year ended December 31, 2009 and 2008 is the consolidation of the entities of Banco Real in our financial statements since August 30, 2008.  As a result, our results of operations for 2009 are not comparable to 2008.  In order to analyze the organic developments in our business obscured by the effect of the Banco Real acquisition, management uses and we present in this pro forma information for the year ended December 31, 2008 as if we had consolidated Banco Real as from January 1, 2008.

In addition, to provide meaningful disclosure with respect to our results of operations for the year ended December 31, 2008, management uses and we present, in addition to our audited results of operations for that period, certain full year 2008 financial information excluding the results of Banco Real.  Banco Real was our wholly-owned subsidiary during the last four months of 2008 and this presentation is intended only to subtract from our reported results for 2008 the amounts contributed by Banco Real.  This information does not purport to represent what our results of operations would have been had we not acquired Banco Real.  We have not adjusted our reported results for any expenses incurred in 2008 in connection with the acquisition of Banco Real or for any revenue synergies.  Management believes that any such additional expense or revenue was not material.  The following table shows our results of operations for the year ended December 31, 2008, the amounts contributed by Banco Real in that period, and our reported results less amounts contributed by Banco Real.

	For the year ended December 31, 2008
	As reported less Banco Real	Banco Real	As reported
	(in millions of R$)
Interest and similar income	14,694	9,074	23,768
Interest expense and similar charges	(8.023)	(4,307)	(12,330)
Net interest income	6,671	4,767	11,438
Income from equity instruments	35	2	37
Income from companies accounted for by the equity method	6	106	112
Fee and commission income	3,801	1,008	4,809
Fee and commission expense	(334)	(221)	(555)
Gains (losses) on financial assets and liabilities (net)	333	(1,620)	(1,286)
Exchange differences (net)	300	1,176	1,476
Other operating income (expenses)	(92)	32	(60)
Total income	10,720	5,251	15,971
Administrative expenses	(4,656)	(2,529)	(7,185)
Depreciation and amortization	(656)	(190)	(846)
Provisions (net)	(1,113)	(117)	(1,230)
Impairment losses on financial assets (net)	(2,864)	(1,236)	(4,100)
Impairment losses on other assets (net)	(4)	(73)	(77)
Gains (losses) on disposal of assets not classified as non-current assets held for sale	6	1	7
Gains (losses) on non-current assets held for sale not classified as discontinued operations	25	(16)	9
Operating profit before tax	1,458	1,091	2,549
Income taxes	(217)	47	(170)
Consolidated profit for the year	1,241	1,138	2,379

We are seeking to generate cumulative cost synergies from the acquisition and integration of Banco Real of approximately R$2.4 billion by December 31, 2011 as a result of applying best practices across the two banks, integrating the information technology platforms, streamlining banking operations and workforce, integrating outsourcing operations and centralizing management functions.  In addition, we are targeting cumulative revenue synergies of approximately R$300 million by December 31, 2011 as a result of cross-selling opportunities arising from the integration of Banco Real and Santander Brasil and the implementation of best practices in customer care for each bank’s historical customer base.  Our ability to achieve these synergy targets is subject to a number of risks and we may not realize these synergies in the time frames or to the extent expected, if at all.

Other Factors Affecting Financial Condition and Results of Operations

As a Brazilian bank, we are strongly affected by the general economic environment in Brazil.  The following table presents key data of the Brazilian economy for the periods indicated.

	Year ended December 31,
	2010	2009	2008
GDP growth(1)	7.8%	(0.6%)	5.1%
CDI rate(2)	9.8%	9.6%	12.4%
TJLP(3)	6.00%	6.00%	6.25%
SELIC rate(4)	10.75%	8.75%	13.75%
Increase (decrease) in real value against the U.S. dollar	4.9%	34.2%	(24.2%)
Selling exchange rate (at period end) R$per U.S.$1.00	R$1.66	R$1.74	R$2.31
Average exchange rate R$per U.S.$1.00(5)	R$1.76	R$1.99	R$1.84
Inflation (IGP-M)(6)	11.3%	(1.7%)	9.8%
Inflation (IPCA)(7)	5.9%	4.3%	5.9%

Sources: BNDES, Central Bank, FGV, IBGE and LCA Consultores.
(1)   Revised series.  Source: IBGE.
(2)   The Interbank Deposit Certificate (Certificado de Depósito Interbancário, or “CDI” rate) is the average daily interbank deposit rate in Brazil (at the end of each month and annually).
(3)   Represents the interest rate applied by the BNDES for long-term financing (at the end of the period).
(4)   The benchmark interest rate payable to holders of some securities issued by the Brazilian government and traded on the Special System for Settlement and Custody (Sistema Especial de Liquidação e Custódia).
(5)   Average of the selling exchange rate for the last day of each month during the period.
(6)   The inflation rate is the general index of market prices (Índice Geral de Preços-Mercado, or “IGP-M”), as calculated by FGV.
(7)   The inflation rate is the consumer price index (Índice de Preços ao Consumidor – Amplo, or “IPCA”), as calculated by the IBGE.

Interest Rates

Since the implementation of an inflation target framework in 1999, local interest rates have been on a downward trend. The SELIC was lowered from 45.00% per annum in 1999 to 13.75% in 2008, shortly before the recent worldwide financial crisis began.  The worldwide financial   crisis led to further reductions of the SELIC, which reached 8.75% in 2009 (its lowest historical level).  The reduction in the SELIC contributed significantly to the economic recovery. The normalization of local liquidity conditions and inflationary preassure in 2010 has led the monetary authority to raise rates in 2010, to 10.75% at year end.

The following table presents the low, high, average and period-end SELIC since 2005, as reported by the Central Bank.

	Low	High	Average(1)	Period-End
Year
2005	17.75	19.75	19.15	18.00
2006	13.25	18.00	15.10	13.25
2007	11.25	13.25	11.25	11.25
2008	11.25	13.75	12.54	13.75
2009	8.75	13.75	9.92	8.75
2010	8.75	10.75	10.00	10.75

(1)     Average of month-end rates during the period.

Our assets are predominantly fixed rate and our liabilities predominantly floating.  The resulting exposure to increases in market rates of interest is modified by our use of cash flow hedges to convert floating rates to fixed, but we maintain an exposure to interest rate movements.  As of December 30, 2010, a 100 basis point increase in the yield curve would have resulted in R$255 million decline in the net interest income over a one-year period.

Credit Volume

Credit volume in Brazil has strongly increased since 2004, mainly driven by lower inflation, decreasing interest rates and consistent economic growth.  The worldwide financial crisis has temporarily affected the credit growth rates in late 2008 and early 2009. The monetary stimulus implemented by the Central bank as well as the aggressive stance of public owned banks on credit supply have led to a recovery already in 2009, intensified in 2010.

The credit to GDP ratio has increased from 34.2% in 2007 to 46.3% in November 2010. This is the highest level ever achieved in Brazil, but still low compared to other economies.

	2010	2009	2008	2007
	(in Billions of Reais)
Total Credit Outstanding	1,703.8	1,411.7	1,227.1	935.8
Earmarked credit	586.2	457.0	356.1	275.1
Market based credit	1,117.3	954.7	871.1	660.7
of which:
corporate	559.3	484.9	476.8	343.2
individuals (retail)	558.3	469.8	394.2	317.5

Some figures may be subject to revision by the Brazilian Central Bank

Source: Brazilian Central Bank

Foreign Exchange Rates

At December 31, 2010, we had U.S.$15.3 billion in foreign currency-denominated funding and U.S. $15.5 billion in foreign currency denominated assets.  Our policy is to maintain limited foreign exchange rate exposure by seeking to match foreign currency denominated assets and liabilities as closely as possible, including through the use of derivative instruments.  In 2010, we recorded foreign exchange gains of R$416 million as a result of the effect of the depreciation of the U.S. dollar against the real on our assets and liabilities position in U.S. dollar denominated instruments during the year. In 2009, we recorded foreign exchange losses of R$51.2 million.These foreign exchange gains and losses were offset in large part in each year by a corresponding loss or gain on derivatives entered into to hedge this exposure.  Such losses and gains are recorded under “ Exchange differences (net)”.  In 2008, we recorded foreign exchange gains of R$1.5 billion due to our long position in U.S. dollar-denominated assets and the depreciation of the real against the U.S. dollar.  This gain was offset in large part by corresponding losses on derivatives entered into to hedge this exposure.  Such losses are recorded under “Exchange differences (net)”.

The Brazilian currency has experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies during the last decades.  Between 2000 and 2002, the real depreciated significantly against the U.S. dollar, reaching a selling exchange rate of R$3.53 per U.S.$1.00 at the end of 2002.  Between 2003 and mid-2008, the real appreciated significantly against the U.S. dollar due to the stabilization of the macroeconomic environment and a strong increase in foreign investment in Brazil, with the exchange rate reaching R$1.56 per US$1.00 in August 2008.  In the context of the crisis in the global financial markets, the real depreciated since mid 2008 reaching R$2.34 per US$1.00 on December 31, 2008.  With global economic recovery, Brazilian currency appreciated to R$1.74 per US$1.00 at December 31, 2009 and R$1.66 / US$1.00 at December 31, 2010.

Inflation

The introduction of the inflation targeting regime in 1999 resulted in important inflation reduction (measured by the official rate, the IPCA, Consumer Price Index estimated by the IBGE). In recent years inflation have been oscillating around the target, which is defined by the National Monetary Council. The target has been set at 4.5% since 2005 with a tolerance interval of 2 p.p. above and below.

In 2009 the global financial crisis has contributed to contain inflation. The IPCA increased 4.3% after 5.9% in 2008. In 2010 domestic demand recovery and the strong commodity prices hike raised official inflation to 5.9%.

Reserve and Lending Requirements

The Central Bank’s reserve and lending requirements have a significant effect on the results of operations of banks in Brazil.  The raising or lowering of these requirements impacts our results of operations by limiting or increasing the amount of funds available for commercial lending operations.

During 2010, the Central Bank changed the rules on reserve requirements aimed at reducing liquidity in the Brazilian financial system. Due in large part to this change, our level of required reserves increased from R$19.8 billion (or 18% of total deposits) at December 31, 2009 to R$41.2 billion (or 35% of total deposits) at December 31, 2010 (in accordance with Brazilian GAAP). The main changes in reserve requirements were as follows:

1. Reduction of R$1.0 billion to zero in the deductible amount of additional reserve requirements of the central bank for savings deposits, demand deposits and time deposits;
2. A 5% (Demand deposits) and 4% (Time deposits) to 12% increase, respectively, in the rate used in calculating the additional reserve requirements of the Central Bank;

3. Increase from 42% to 43% in the rate of central bank reserves to demand deposits;

4. Reduction from R$2 billion to zero in the deductible amount of legal reserve requirements for time deposits, according to the rule issued by the Central Bank based on the value of the financial conglomerate’s Tier I capital;

5. Change in the composition of reserve requirements on time deposits from 45% of Federal Government bonds and 55% in cash to 100% in cash. The cash reserve requirement may be satisfied with interbank deposits or asset acquisitions from financial institutions having regulatory capital of less than R$2.5 billion in up to 55% and 36% for 2009 and 2010, respectively, of the total amount required.

6. Increase from 13.5% to 20.0% in the reserve requirement rate on time deposits, effective December 3, 2010.

7. In 2010, the Central Bank revised the rules applying to the reduction of compulsory reserve requirements. For financial conglomerates with Tier I capital of less than R$2.0 billion, the total reserve requirements are reduced by R$2.0 billion, for financial conglomerates with Tier I capital between R$2.0 billion and R$5.0 billion, the reduction is of R$1.5 billion, and for financial conglomerates with Tier I capital equal or greater than R$5.0 billion, there is no reduction.

On January 6, 2011, the Central Bank issued new regulations instituting compulsory deposit reserve rate to 60% on daily position of foreign exchange sold subtracted by the lowest value between R$3.0 billion and the Tier I capital, effective from April 4, 2011. The following table sets forth the reserve and lending requirements to which we are subject for each category of funding.

Product	December 31, 2010	December 31, 2009	Form of Required Reserve	Yield
Demand deposits
Rural credit loans(1)	29%	30%	Loans and Cash	6.75% p.a. and Zero for Cash
Microcredit loans(2)	2%	2%	Loans and Cash	Cap rate: 2% p.m. and Zero for Cash
Reserve requirements	43%	42%	Cash	Zero
Additional reserve requirements	0%	5%	Government Bonds	Overnight Rate
Additional reserve requirements	12%	0%	Cash	Selic
Free funding(3)	14%	21%
Savings accounts
Mortgage loans	65%	65%	Loans and Cash	Cap of TR + 12% p.a. and TR + 6.17% for Cash
Reserve requirements	20%	20%	Cash	TR + 6.17% p.a.
Additional reserve requirements	0%	10%	Government Bonds	Overnight Rate
Additional reserve requirements	10%	0%	Cash	Selic
Free funding(3)	5%	5%
Time deposits
Reserve requirements	20%	13.5%
In cash or credit(4)	0.0%	7.4%	Cash or Credit	Zero for Cash
In government bonds	0.0%	6.1%	Government Bonds	Overnight Rate
In cash or credit(4)	7.2%	0.0%	Cash or Credit	Selic for Cash
In cash	12.8%	0.0%	Cash	Selic
Additional reserve requirements	0%	4%	Government Bonds	Overnight Rate
Additional reserve requirements	12%	0%	Cash	Selic
Free funding(3)	68.0%	82.5%

(1)   Rural credit loans are loans to agricultural customers, of which R$5.1 billion and R$4.9 billion were outstanding as of December 31, 2009 and December 31, 2010, respectively.

(2)   Microcredit loans are loans to very small businesses, of which R$181.5 million and R$216.1 million were outstanding as of December 31, 2009 and December 31, 2010, respectively.

(3)   Free funding is the amount of each category of funding we are free to use for any purpose.

(4)   Includes only credit acquired up to December 31, 2010 from financial institutions having net capital of less than R$2.5 billion.

Taxes

Our tax expense mainly consists of two components: (1) a federal income tax and (2) a social contribution tax.  The federal income tax is calculated at a rate of 15%, plus a 10% surtax assessed on taxable profits in excess of R$240 thousand per annum.  The social contribution tax is calculated at a rate of 15% (for financial institutions) of certain net revenues (9% through April 30, 2008, 15% and from May 1, 2008).  Deferred tax assets and liabilities are computed based on temporary differences between the book basis and tax basis of assets and liabilities, tax losses, and adjustments to fair value of securities and derivatives.  In addition, we are assessed PIS and COFINS taxes at a rate of 4.65% on certain revenues, net of certain expenses.  Under IFRS, since PIS/COFINS taxes are assessed on the basis of certain revenues net of certain expenses, the Bank classifies these taxes as income taxes.

The “IOF” - Tax on Financial Transactions,, is currently paid by the customer (contributor)on loans at a daily rate of 0.0041% up to a cap of 1.5% plus an additional rate of 0.38% per financial transaction.  Generally, loans with maturity greater than 365 days are currently subject to an IOF/credit tax at a rate of 1.88% (maximum rate).  Besides the fact that the Bank  is responsible for withholding the IOF,  the tax does not affect our reported results since the customer is the one that is considered the contributor.

As a general rule, the Provisional Contribution on Financial Transactions (Contribuição Provisória sobre Movimentações Financeiras, or “CPMF”), has been charged at the rate of 0.38% on certain financial transactions since June 1999.  On December 31, 2007, the CPMF was terminated, and since January 1, 2008, financial transactions have not been subject to the payment of CPMF.  When the CPMF was effective, we were responsible for withholding the tax, but it did not affect our reported results except to a non-material extent in connection with our payment of CPMF on certain of our administrative expense payments.  Such CPMF amounts are reflected under “Administrative expenses”.

Cayman Offshore Hedging

We operate a branch in Grand Cayman which is used primarily for sourcing funds in the international banking and capital markets to provide credit lines for us that are extended to our customers for working capital and trade-related financings.  Our investment in the Grand Cayman branch is denominated in U.S. dollars in the amount of U.S.$3.0 billion as of December 31, 2009 and U.S.$8.9 billion as of December 31, 2010.  This growth is explained by the capital increase in 2010 in Grand Cayman of U.S.$5.5 billion due to the growth of the loans.We hedge the resulting U.S. dollar-denominated exposure through transactions in U.S. dollar futures, which is not recorded as hedge accounting.  Our position in U.S. dollar futures as of December 31, 2009 was U.S.$1.5 billion and as of December 31, 2010 it was U.S.$4.6 billion.  Changes in the fair value of these futures are reflected under gains and losses on financial assets.  Under Brazilian income tax rules, the gain resulting from the impact of a devaluation of the real on our U.S. dollar denominated investment in the Cayman Island branch is nontaxable and the loss resulting from the impact of an appreciation of the real is not deductible.  This tax treatment results in volatility in the income tax items in our income statement.  This asymmetry is offset by our hedging results because our derivative positions generate losses (tax deductible) in the case of devaluation of the real and gains (taxable) in the case of appreciation.  As a result, the after-tax effect of these derivative positions provides a hedge against the tax foreign currency exposure resulting from our Cayman Island investment (that is, the R$185 million after-tax effect of the hedge at December 31, 2010 offsets the R$185 million tax effect of our Cayman exposure at that date).  This investment and our related hedging transactions will continue to result in variations in our effective tax rate.

Goodwill of Banco Real

The potential impairment of goodwill relating to Banco Real may be an important factor affecting our results of operations in future periods.  We generated goodwill of R$27.5 billion as a result of the acquisition of Banco Real.  Under IFRS, we are required to analyze goodwill for impairment at least annually or whenever there are indications of impairment.  In 2010, we assessed goodwill impairment based on net present value techniques. The future cash flow was based on management estimates and assumptions that are subject to several factors, including: (i) macro-economic projections of interest rates, inflation, exchange rate and other, (ii) the conduct and growth estimates (iii) increased costs, returns, synergies and investment plan, (iv) the behavior of customers, and (v) growth rates and adjustments applied to future cash flows.  We did not identify any impairment to the goodwill relating to Banco Real in 2010 and 2009.  In 2008, due to the recent incorporation of Banco Real into the group and the results of the related market value calculation and purchase price allocation valuation recently performed, we did not detect, and therefore, did not recognize any impairment losses.  We may be required to record an impairment charge in the future if management determines that there is objective evidence of impairment.  Any impairment in goodwill relating to the Banco Real acquisition will be reflected in our income statement under impairment losses on other assets (net).  See “—Critical Accounting Policies—Impairment”.  For tax purposes, goodwill is amortized over a seven-year period.

Critical Accounting Policies

Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC).

Our consolidated financial statements for the year ended December 31, 2008 and 2007 were the first to be prepared in accordance with IFRS, with a date of first implementation of January 1, 2007 (opening balance sheet).  The statutory financial statements have been prepared locally in Brazil in accordance with accounting practices established by Brazilian Corporate Law and standards established by the National Monetary Council (CMN), the Brazilian Central Bank (BACEN) and a document template provided by the Accounting National Financial System Institutions (Cosif), the Brazilian Securities Commission (CVM), that does not conflict with the rules of Bacen, the National Council of Private Insurance (CNSP) and the Superintendency of Private Insurance (SUSEP).  Hereafter it shall be referred to as “Brazilian GAAP”.

General

Our principal accounting policies are described in note 2 to our audited consolidated financial statements.  The following discussion describes those areas that require the most judgment or involve a higher degree of complexity in the application of the accounting policies that currently affect our financial condition and results of operations.  The accounting estimates made in these contexts require management to make assumptions about matters that are highly uncertain.  In each case, if management had made other estimates, or if changes in these estimates occur from period to period, these accounting estimates could have a material impact on our financial condition and results of operations.

Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under current circumstances.  Actual results may differ from these estimates if assumptions and conditions change.  Judgments or changes in assumptions are submitted to the audit and compliance committee of the board of directors and/or to our regulatory authorities and are disclosed in the notes to our consolidated financial statements.

Fair value of financial instruments

Our balance sheet includes assets and liabilities classified as trading, financial instruments that are classified at fair value through profit or loss, available for sale securities, and all derivatives at fair value.  The fair value of a financial instrument is the value at which it could be bought or sold in a current transaction between knowledgeable, willing parties on an arm’s length basis.  If a quoted price in an active market is available for an instrument, the fair value is calculated based on that price.

If there is no market price available for a financial instrument, its fair value is estimated on the basis of the price established in recent transactions involving the same or similar instruments and, in the absence thereof, on the basis of valuation techniques commonly used by the financial markets.

We use derivative financial instruments for both trading and non-trading activities.  The principal types of derivatives used are interest rate swaps, future rate agreements, interest rate options and futures, foreign exchange forwards, foreign exchange futures, foreign exchange options, foreign exchange swaps, cross currency swaps, equity index futures, equity options, and equity swaps.  The fair value of standard derivatives is calculated based on published price quotations.  The fair value of over-the-counter derivatives is calculated as the sum of the expected future cash flows arising from the instrument, discounted to present value at the date of measurement (“present value” or “theoretical close”) using valuation techniques commonly used by the financial markets as follows:

•         The present value method for valuing financial instruments permitting static hedging (principally, forwards and swaps) and loans and advances.  Expected future cash flows are discounted using the interest rate curves of the applicable currencies.  The interest rate curves are generally observable market data.

•         The Black-Scholes model for valuing financial instruments requiring dynamic hedging (principally structured options and other structured instruments).  Certain observable market inputs are used in the Black-Scholes model to generate variables such as the bid-offer spread, exchange rates, volatility, correlation between indexes and market liquidity, as appropriate.

•         Each of the present value methods and the Black-Scholes models are used for valuing financial instruments exposed to interest rate risk, such as interest rate futures, caps and floors.  The main inputs used in these models are principally observable market data, including appropriate interest rate curves, volatilities, correlations and exchange rates.

•         We use dynamic models similar to those used in the measurement of interest rate risk for measuring credit risk of linear instruments (such as bonds and fixed-income derivatives).  In the case of non-linear instruments, if the portfolio exposed to credit risk (such as credit derivatives), the joint probability of default is determined using the Standard Gaussian Copula model.  The main inputs used to determine the underlying cost of credit for credit derivatives are quoted credit risk spreads, and the correlation between quoted credit derivatives of various issuers.

•         The determination of fair value requires us to make certain estimates and assumptions.  If quoted market prices are not available, fair value is calculated using widely accepted pricing models that consider contractual prices of the underlying financial instruments, yield curves, contract terms, observable market data, and other relevant factors.  The use of different estimates or assumptions in these pricing models could lead to a different valuation being recorded in our consolidated financial statements.

See note 2d (iii) to our consolidated financial statements for additional information on valuation techniques used by us and details of the principal assumptions and estimates used in these models and the sensitivity of the valuation of financial instruments to changes in the principal assumptions used.

Allowance for credit losses

We assess financial assets accounted for at amortized cost for objective evidence of impairment.  Any resulting allowances for credit losses are recognized and measured in accordance with IAS 39.  Credit losses exist if the carrying amount of an asset or a portfolio of assets exceeds the present value of the estimated future cash flows.

We cover losses inherent in debt instruments not measured at fair value through profit or loss and in contingent liabilities taking into account the historical experience of impairment and other circumstances known at the time of assessment.  For these purposes, inherent losses are losses incurred at the reporting date, calculated using statistical methods that have not yet been allocated to specific transactions.

We use the concept of incurred loss to quantify the cost of credit risk and include it in the calculation of risk-adjusted return of its transaction.  Incurred loss is the expected cost of the credit risk of a transaction that will manifest itself within a one year (business cycle) lead time from the balance sheet date considering the characteristics of the counterparty and the guarantees and collateral associated with the transaction.

The loss is calculated by using statistical models that consider the following three factors: “exposure at default”, “probability of default” and “loss given default”.

Exposure at default or “EAD” is the amount of risk exposure at the date of default by the counterparty.

In accordance with IFRS, the exposure at default used for this calculation is the current exposure, as reported in the balance sheet.

Probability of default, or “PD”, is the probability of the counterparty failing to meet its principal and/or interest payment obligations.

PD is measured using a time horizon of one year; i.e., it quantifies the probability of the counterparty defaulting in the coming year.  The definition of default includes amounts past due by ninety days or more and cases in which there are no arrears but there are doubts as to the solvency of the counterparty (subjective doubtful assets).

Loss given default, or “LGD”, is the loss arising in the event of default.

LGD calculation is based on the observation of the recoveries of defaulted loans, taking into account the guarantees/collateral associated with the transaction, the income and expenses associated with the recovery process, and also the timing thereof and the indirect costs arising from the recovery process.

Our methodology used for determining the allowance for incurred losses not specifically identified seeks to identify the amount of incurred losses as of the balance sheet date of loans that have not yet been identified as impaired, but it is estimated, based on our past experience and specific factors, will manifest within one year from the balance sheet date.  We refer to such impairment as inherent losses in the context of our internal credit loss allowance models.

The approach described above is used as a general rule and covers almost the entire portfolio.  However, for low default portfolios (sovereign risk, credit institutions or large corporations) the number of defaults observed is very small or zero.  In these cases, we use data contained in the credit derivative spreads to estimate the expected loss discounted by the market and break it down into PD and LGD.

Impairment

Certain assets, including goodwill, other intangible assets, equity method investments, financial assets not carried at fair value through profit or loss and other assets are subject to impairment review.  We record impairment charges when we believe there is objective evidence of impairment, or that the cost of the assets may not be recoverable.  Assessment of what constitutes impairment is a matter of significant judgment.

We test goodwill and other intangible assets for impairment on an annual basis, or more frequently if events or changes in circumstances, such as an adverse change in business climate or observable market data, indicate that these assets may be impaired.  An impairment loss recognized for goodwill may not be reversed in a subsequent period.  The fair value determination used in the impairment assessment requires estimates based on quoted market prices, prices of comparable businesses, present value or other valuation techniques, or a combination thereof, requiring management to make subjective judgments and assumptions.  Events and factors that may significantly affect the estimates include, among other things, competitive forces, customer behaviors and attrition, changes in revenue growth trends, cost structures and technology, and changes in discount rates and specific industry or market sector conditions.

All debt and equity securities (other than those carried at fair value through profit or loss) are subject to impairment testing every reporting period.  The carrying value is reviewed in order to determine whether an impairment loss has been incurred.

Evaluation for impairment includes both quantitative and qualitative considerations.  For debt securities, such considerations include actual and estimated incurred credit losses indicated by payment default, market data on (estimated) incurred losses and other current evidence that the issuer may not pay amounts when due.  Equity securities are impaired when management believes that, based on (the combination of) a significant or prolonged decline of fair value below the acquisition price, there is sufficient reason to believe that the acquisition cost may not be recovered.  “Significant” and “prolonged” are interpreted on a case-by-case basis for specific equity securities.

Upon impairment, the full difference between amortized cost and fair value is removed from equity and recognized in net profit or loss.  Impairments on debt securities may be reversed if there is a decrease in the amount of the impairment which can be objectively related to an observable event.  Impairments on equity securities may not be reversed.

We did not identify any impairment of goodwill or tangible assets in 2010 and 2009 (see notes 13 and 12, respectively, to our audited consolidated financial statements).  In 2009, we recorded R$819 millions of provision for impairment losses on contracts for providing banking services.  See note 14 to our audited consolidated financial statements.

Post-employment Benefits

We have undertaken to supplement the public social security system benefits accruing to certain employees, and to their beneficiary right holders, for retirement, permanent disability or death.

Our post-employment obligations to our employees are deemed to be "defined contribution plans" when we make pre-determined contributions to a separate entity and will have no legal or effective obligation to make further contributions if the separate entity cannot pay the employee benefits relating to the service rendered in the current and prior periods. Post-employment obligations that do not meet the aforementioned conditions are classified as “defined benefit plans”.

Defined contribution plans

The contributions made in this connection in each year are recognized under “Personnel expenses” in the consolidated income statement. The amounts not yet contributed at each year-end are recognized, at their present value, under “Provisions - Provisions for pensions and similar obligations” on the liability side of the consolidated balance sheet.

Defined benefit plans

The Bank recognizes under “Provisions - Provisions for pensions and similar obligations” on the liability side of the consolidated balance sheet (or under “Other assets” on the asset side, as appropriate) the present value of its defined benefit post-employment obligations, net of the fair value of the plan assets and of the net unrecognized cumulative actuarial gains and/or losses disclosed in the valuation of these obligations, which are deferred using a corridor approach, and net of the past service cost, which is deferred over time.

The actuarial valuation is dependent upon a series of assumptions; the principal ones are set forth below:

•         assumed interest rates;

•         mortality tables;

•         annual social security pension revision rate;

•         price inflation;

•         annual salary growth rate, and

•         the method used to calculate vested commitments to current employees

The difference between the fair value of the plan assets and the present value of the defined benefit obligation at the balance sheet date, adjusted for any historic unrecognized actuarial gains or losses and past service cost, is recognized as a liability in the balance sheet.

Further information on retirement benefit obligations is set out in notes 2 and 22 to our consolidated financial statements.

Results of Operations

We are a financial group whose main business focus is commercial banking, complemented by global wholesale banking, asset management and insurance businesses.

Our main source of income is the interest that we earn from our lending activities, by borrowing funds from customers at certain rates and lending them to other customers at different rates.  We also derive income from the interest and dividends that we receive from our investments in fixed/variable income and equity securities, from our trading activities in such securities and derivatives, by buying and selling these instruments to take advantage of current and/or expected differences between purchase and sale prices, and from entering into derivative transactions with customers on which we hedge our market risk exposure and earn a spread.

Another source of income is the fees and commissions that we earn from the different banking and other financial services that we provide, including credit and debit cards, insurance sales, account management, bill discounting, guarantees and other contingent liabilities, advisory and custody services, and from our mutual and pension funds management services.

In addition, from time to time, we derive income from the capital gains we make from the sale of our holdings in group companies.

Results of Operations for the Year Ended December 31, 2010 Compared to the Year Ended December 31, 2009

	Year ended December 31,
	(in millions of R$)
	2010	2009	% Change	Change

Net interest income	24,095	22,167	8.7%	1,928
Income from equity instruments.	52	30	73.0%	22
Net fees and commissions	6,836	6,238	9.6%	598
Income from companies accounted by the equity method	44	295	(85.1%)	(251)
Gains/(losses) on financial assets and liabilities (net) + Exchange differences (net)	1,875	2,665	(29.6%)	(790)
Other operating income (expenses)	(348)	(116)	200.0%	(232)
Gross income	32,553	31,280	4.1%	1,273
Administrative expenses	(11,231)	(10,947)	2.6%	(284)
Depreciation and amortization	(1,237)	(1,249)	(0.9%)	(12)
Provisions (net)	(1,974)	(3,481)	(43.3%)	1,507
Impairment losses on financial assets (net)	(8,234)	(9,966)	(17.4%)	(1,732)
Impairment losses on other assets (net)	(21)	(901)	(97.7%)	880
Gains/(losses) on disposal of assets not classified as noncurrent assets held for sale + Gains/(losses) on disposal of noncurrent assets held for sale	140	3,401	(95.9%)	(3,261)
Profit before tax	9,997	8,137	22.9%	1,860
Taxes	(2,614)	(2,629)	(0.6%)	15
Net income	7,383	5,508	34.0%	1,875

Summary

Net income for the year ended December 31, 2010 was R$7.4 billion, a 34%, or R$1.9 billion increase from R$5.5 billion for the year ended December, 2009. This increase was mainly due to:

•         An 8.7% increase in net interest income or R$1.9 billion in the year ended December 31, 2010. This increase was mainly due to growth in our lending activities, the incorporation of the insurance business and the revenues from the utilization of the proceeds of the IPO in late 2009.

•         An 9.6% increase in net fees and commission income or R$598 million in 2010. This increase was mainly due to a growth in the sale of insurance and capitalization products and pension funds, an increase in commissions on credit and debit cards and in the investment funds segment.

•         Decrease in provisions for contingencies of R$1.5 billion, reflecting mainly, provisions for restructuring costs related to Banco Real acquisition that did occur in 2009 but not in 2010.

Net Interest Income

Santander Brasil’s net interest income for the year ended December 31, 2010 was R$24.1 billion, a 8.7% or R$1.9 billion increase from R$22.2 billion for the year ended December 31, 2009. This increase was mainly due to growth in our lending activities, especially in the second semester of 2010, incorporation of the insurance business and the revenues from utilization of the proceeds of our IPO in late 2009.

Average total earning assets in 2010 were R$275.2 billion, a 20% or R$45.7 billion increase from R$229.5 billion in 2009. The principal drivers of this increase were due to (i)  an increase of R$19.5 billion in average of cash and balances with the Brazilian Central Bank, (ii) an increase of R$12.3 billion in debt instruments and

(iii) an increase of R$11.9 billion in average of equity instruments. Net yield (is the quotient of net interest income divided by average earning assets) was 8.8% in 2010, decrease of 0.9 p.p. compared to 9.7% in 2009.

Average total interest bearing liabilities in 2010 were R$198.5 billion, an 8% or R$14.1 billion increase from R$184.3 billion in 2009. The principal driver of this growth was an increase in deposits from credit institutions.

The yield spread (that is the difference between gross yield on earning assets and the average cost of interest-bearing liabilities), in the year ended in 2009 was 7.8%, a 1.4 p.p. higher than 2010. The decline in yield spread reflects a reduction in the average interest rate we charge on loans because the credit risk of our portfolio declined as a result of improved economic conditions in 2010.In addition, we substantially increased the average balances of relatively low-yielding deposits with the Brazilian Central Bank in 2010.

Net Fees and Commission Income

Net fees and commission income for the year ended December 31, 2010 were R$6.8 billion, a 9.6% or R$598 million increase from R$6.2 billion for the year ended December 31, 2009. This increase was mainly due to a R$455 million growth in commissions from the sale of insurance and capitalization products (savings account products that generally require that a customer deposit a fixed sum with us) and pension funds, a R$187 million increase in commissions on credit and debit cards and a R$128 million increase in commissions from services related to investment funds, and the incorportation of the insurance business, partially offset by a decrease of R$205 million in commissions of banking fees and others.

Commissions from insurance, pension fund and capitalization products increased 43.7% from R$1.0 billion in the year ended December 31, 2009 to R$1.5 billion for the same period in 2010, and represented 22% share of total commissions, which represents a 5 p.p. increase over the year. This substantial increase is largely due to the launch of new insurance products related to loans and sales growth in properties and personal accident insurance in the Banco Real branch network.

Revenues from credit and debit cards totaled R$969 million for the year ended December 31, 2010, which represents an increase of 24.0% compared to 2009, mainly due to the expansion of our card base and the increased penetration of these products. A notable event in 2010 was the migration of Banco Real’s entire card base to the Santander system, which created opportunities for higher penetration of products and services and the implementation of best practices.

Income from services related to investment funds totaled R$865 million for the year ended December 31, 2010, an increase of 17.4% compared to the same period in 2009 as a result of the increase in the balance of assets under management in the period.

The following table reflects the breakdown of net fee and commission income for the year ended December 31, 2010 and 2009.

	Year ended December 31,
	December 2010	December 2009	% Change	Change
	(in million of R$)

Banking fees	2,369	2,458	(3.6%)	(89)
Receiving Services	506	502	0.8%	4
Sale of insurance plus Capitalization plus Pension Funds	1,497	1,042	43.7%	455
Investment funds	865	737	17.4%	128
Credit and debit cards	969	782	24.0%	187
Capital markets	502	539	(6.8%)	(37)
Trade finance	456	384	18.8%	72
Tax on services	(357)	(350)	1.9%	(7)
Others	27	143	(81.3)%	(116)
Total	6,836	6,237	9.6%	598

Income from Companies Accounted by the Equity Method

Share of results of entities accounted by the equity method for the year ended December 31, 2010 was R$44 million, a R$251 million decrease from R$295 million for the year ended December 31, 2009. This decrease reflects the impact of the sale of Visanet (currently known as Cielo) and the restructuring process of ABN Dois Participações S.A. which resulted in profit from the participation in such entities of respectively R$116 million and R$126 million in 2009 that did not occur in 2010.

Gains (Losses) on Financial Assets and Liabilities (Net) plus Exchange Differences

Gains (losses) on financial assets and liabilities (net) plus Exchange Differences for the year ended December 31, 2010 were gains of R$1.9 billion, a R$790 million decrease from gains of R$2.7 billion for the year ended December 31, 2009. The decrease was driven by the effect of the hedge of our investment at our Cayman Brach (a strategy to mitigate the exchange rate variation and the fiscal effects of offshore investments on net profit). In the year ended December 31, 2010, the effect of the devaluation of the U.S. dollar against the real on the net equity of our Cayman Island branch, and the positive hedge results, caused gains of R$272 million, compared to gains of R$1.1 billion in the same period of 2009, offset by losses in the same amounts in taxes expenses. Excluding the effect of the hedge of the investment in the Cayman branch, Gains (losses) on Financial Assets and Liabilities (net) were R$1.6 billion for the twelve-month period ended December 31, 2010, an increase of 5.5% compared to R$1.5 billion for the same period of 2009. For further information, see “-Cayman Offshore Hedging”.

Other Operating Income (Expenses)

Other operating income (expenses) for the year ended December 31, 2010 was an expense of R$348 million, compared to an expense of R$116 million for the year ended December 31, 2009, mainly due to the extinction of credit operation charges which were applicable fees we charged to clients until August, 2009. The impact of this charge extinction was R$117 million, approximately.

Administrative Expenses

Administrative Expenses for the year ended December 31, 2010 was R$11.2 billion, a R$284 million increase compared to expenses of R$11.0 billion for the year ended December 31, 2009.

Salaries and benefits expenses increased R$410 million, mainly as a consequence of the terms of the applicable labor union agreement, which require certain adjustments linked to the official inflation index (IPCA).

The following table sets forth personnel expenses for each of the periods indicated.

	Year ended December 31,
	2010	2009	Change %	Change
	(in millions of R$)
Salaries	3,731	3,364	10.9%	367
Social Security	994	971	2.4%	23
Benefits	792	749	5.7%	43
Training	93	88	5.7%	5
Others (1)	316	339	(6.8%)	(23)
Total	5,926	5,511	7.5%	415

(1)   Includes the Share-based payments cost. See note 38 to our audited consolidated financial statements.

Other administrative expenses decreased from R$5.4 billion for the year ended December 31, 2009 to R$5.3 billion for the year ended December 31, 2010. The decrease was primarily due to the cost of synergies obtained from the merger between Santander Brasil and Banco Real, particularly from maintenance of properties and marketing, partially offset by technical services that were outsourced. As a result, our efficiency ratio, which we calculate as total administrative expenses divided by total income, decreased from 35.0% for the year ended December 31, 2009 to 34.5% for the year ended December 31, 2010.

Provisions (Net)

Provisions principally include provisions for civil claims, tax contingencies, and especially for labor claims. Provisions (net) were R$2.0 billion in the year ended December 31, 2010, and when compared to R$3.5 billion in the year ended December 31, 2009 reflecting, mainly, provisions for restructuring costs related to Banco Real acquisition that occured in 2009 but not in 2010.

Impairment Losses on Financial Assets (Net)

Our computable credit risk portfolio increased by R$23,655 million at December 31, 2010, or 15% compared to the year-end 2009, while non-performing assets decreased 6%, or R$551 million. As a result, there was a reduction of 110 basis points on the default rate. The net expenses from the allowances for credit losses in 2010 decreased 17.5% compared to 2009 (R$1,750 million), accounting for R$8,233 million at December 31,2010.

The following table shows the ratio of our impaired assets to total computable credit risk and our coverage ratio at December 31, 2010 and December 31, 2009.

	At December 31,
	2010	2009
	(in millions of R$, except for percentages)
Computable credit risk(1)	183,121	159,362
Nonperforming assets	9,348	9,899
Allowances for nonperforming assets	9,192	10,070
Ratios
Nonperforming assets to computable credit risk	5.1%	6.2%
Coverage ratio(2)	98.3%	101.7%

(1)   Computable credit risk is the sum of the face amounts of loans and leases (including nonperforming assets but excluding country risk loans), guarantees and documentary credits.

(2)   Allowances for credit losses as a percentage of nonperforming assets.

The following chart shows our impaired assets from the fourth quarter of 2008 to the fourth quarter of 2010:

The following table shows our nonperforming assets by type of loan at December 31, 2010 and December 31, 2009.

	At December 31,
	2010	2009
	(in millions of R$)
Impaired Assets by type of customer
Commercial, financial and industrial	3,563	3,618
Real estate – mortgage	150	109
Installment loans to individuals	4,863	5,335
Lease financing	772	837
Total	9,348	9,899

Commercial, financial and industrial

Non-performing assets in commercial, financial and industrial loans in December 2010 show a reduction of R$56 million compared to December of 2009, resulting in an improvement on the respective default rate.

Real estate – mortgage

Non-performing assets in real estate – mortgage loans increased by R$41 million at December 31, 2010, compared to December 31, 2009, due to default of remaining loans granted during the financial crisis.

Installment loans to individuals

Non-performing assets in installment loans to individuals show a decreased of 9% (R$472 million), which represents a considerable reduction compared to the year ended December 31, 2009, observing the increase of 22,7% (R$11,147 million) on this portfolio.

Lease financing

Non-performing loans in lease financing in the year ended December 31, 2010 decreased R$64 million compared to the same period of last year (-8%).

Impairment Losses on Other Assets (Net)

Other impairment losses on other assets (net) for the year ended December 31, 2010 were losses of R$21 million, a R$880 million decrease from losses of R$901 million for the year ended December 31, 2009. This variance is principally explained by impairment losses of R$846 million on contracts for providing  banking services that were registered in 2009 and did not occur again in 2010.

Gains/losses on disposal of assets not classified as non-current assets held for sale plus Gains/losses on disposal of non-current assets held for sale

Gains/losses on disposal of assets not classified as non-current assets held for sale plus Gains/losses on disposal of non-current assets held for sale were gains of R$140 million during the year ended December 31, 2010, a R$3.2 billion decrease from gains of R$3.4 billion during the same period ended in 2009, due to the gain in 2009 from the sale of our interest in Cielo (former Visanet).

Income Tax

Income tax was R$2.6 billion in 2010, an R$15 million decrease from 2009. Our effective tax rate was 26.1% and 32.3%, respectively for 2010 and 2009.  In 2010, the devaluation of the Dollar against the Real on the net equity of our Cayman Island branch, and the positive hedge results, caused losses of R$180 million in the tax expenses, compared to losses of R$1.1 billion in 2009. See “- Other Factors Affecting Financial Condition and Results of Operations – Cayman Offshore Hedging”. In addition, tax expense was affected in 2010, compared to 2009 by the following: (i) an increase of R$103 million in tax expenses due to lower goodwill amortizations, R$1.4 billion in 2010 compared to R$1.5 billion in 2009, and (ii) a R$374 million increase in deductions to R$704 million in 2010 related to interest on capital, as compared to R$330 million in 2009.

Results of Operations by Segment for the Year ended December 31, 2010 Compared to the Year ended December 31, 2009

The following tables present an overview of certain income statement data for each of our operating segments for the year ended December 31, 2010.

	For the year ended December 31, 2010
	Commercial Banking	% of Total	Global Wholesale Banking	% of Total	Asset Management and Insurance	% of Total	Total
	(millions of R$, except percentages)
	(condensed income statement)
Net interest income	21,301	88.4%	2,501	10.4%	292	1.2%	24,095
Income from equity instruments	52	100.0%	0	0.0%	0	0.0%	52
Income from companies accounted by the equity method	44	100.0%	0	0.0%	0	0.0%	44
Net fee and commission income	5,530	80.9%	892	13.0%	414	6.1%	6,836
Gains/losses on financial assets and liabilities plus Exchange Differences	1,550	82.7%	244	13.0%	80	4.3%	1,875
Other operating income/(expenses)	(596)	171.3%	(30)	8.6%	278	(80.0)%	(348)
Personnel expenses	(5,354)	90.3%	(512)	8.6%	(60)	1.0%	(5,926)
Other administrative expenses	(5,003)	94.3%	(215)	4.1%	(86)	1.6%	(5,304)
Depreciation and amortization of tangible and intangible assets	(1,130)	91.3%	(58)	4.7%	(50)	4.0%	(1,237)
Provisions (net)	(1,941)	98.3%	4	(0.2%)	(38)	1.9%	(1,974)

Impairment losses on financial assets (net)	(8,225)	99.9%	(8)	0.1%	0	0.0%	(8,234)
Impairment losses on other assets (net)	(21)	100.0%	0	0.0%	0	0.0%	(21)
Other nonfinancial gains/(losses)	140	100.0%	0	0.0%	0	0.0%	140
Profit (loss) before tax	6,347	63.5%	2,818	28.2%	832	8.3%	9,997

The following tables show our results of operations for the year ended December 31, 2010 and 2009, for each of our operating segments

	For the year ended December 31,
	2010	2009	% Change	Change
		(in million of R$)
Commercial Banking
Net interest income	21,301	20,260	5.1%	1,041
Income from equity instruments	52	30	73.0%	22
Income from companies accounted by the equity method	44	295	(85.1%)	(251)
Net fee and commission income	5,530	4,970	11.3%	560
Gains/losses on financial assets and liabilities (net plus Exchange Differences)	1,550	1,751	(11.5%)	(201)
Other operating income (expenses)	(596)	(281)	N/A	(315)
Gross income	27,881	27,026	3.2%	855
Personnel expenses	(5,354)	(4,972)	7.7%	(382)
Other administrative expenses	(5,003)	(5,213)	(4.0%)	210
Depreciation and amortization of tangible and intangible assets	(1,130)	(1,176)	(3.9%)	46
Provisions (net)	(1,941)	(3,390)	(42.8%)	1,449
Impairment losses on financial assets (net)	(8,225)	(9,884)	(16.8%)	1,659
Impairment losses on other assets (net)	(21)	(900)	N/A	879
Other nonfinancial gains (losses)	140	3,403	(95.9%)	(3,263)
Profit (loss) before tax	6,347	4,894	29.7%	1,453

	For the year ended December 31,
	2010	2009	% Change	Change
		(in million of R$)
Global Wholesale
Net interest income	2,501	1,767	41.6%	734
Income from equity instruments	0	0	0	0
Income from companies accounted by the equity method	0	0	0	0
Net fee and commission income	892	863	3.3%	29
Gains/losses on financial assets and liabilities (net) plus Exchange Differences	244	859	(71.5%)	(615)
Other operating income (expenses)	(30)	(23)	30.4%	(7)
Gross income	3,608	3,467	4.1%	141
Personnel expenses	(512)	(474)	8.0%	(38)
Other administrative expenses	(215)	(175)	23.1%	(40)
Depreciation and amortization of tangible and intangible assets	(58)	(39)	48.0%	(19)
Provisions (net)	4	(45)	-109.0%	49
Impairment losses on financial assets (net)	(8)	(83)	N/A	75
Profit (loss) before tax	2,818	2,651	6.3%	167

	For the year ended December 31,
	2010	2009	% Change	Change
		(in million of R$)
Asset Management and Insurance
Net interest income	292	140	108.9%	152
Income from equity instruments	0	0	0	0
Income from companies accounted by the equity method	0	0	0	0
Net fee and commission income	414	405	2.2%	9
Gains/losses on financial assets and liabilities (net) + Exchange Differences	80	54	48.7%	26
Other operating income (expenses)	278	188	48.0%	90
Gross income	1,065	787	35.3%	278
Personnel expenses	(60)	(65)	(7.7%)	5
Other administrative expenses	(86)	(48)	78.6%	(38)
Depreciation and amortization of tangible and intangible assets	(50)	(34)	46.4%	(16)
Provisions (net)	(38)	(46)	(18.2%)	8
Profit (loss) before tax	832	592	40.5%	240

Commercial Banking Segment Consolidated Results of Operations for the Year ended December 31, 2010 Compared to the Year ended December 31, 2009

Summary

Profit before income tax attributed to the Commercial Banking segment for the year ended December 31, 2010 was R$6.3 billion, a R$1.4 billion increase from R$4.9 billion for the year ended December 31, 2009. This increase was mainly due to:

•         Net interest income increased 5.1% or R$1.0 billion in the year ended December 31, 2010. This increase was mainly due to growth in our lending activities, the incorporation of the insurance business and the revenues from the utilization of the proceeds of the IPO in late 2009.

•         Net fees and commission income had increased 11.3% or R$560 million in 2010. This growth is principally due to increased revenues from the sale of insurance and capitalization products, and credit and debit cards driven by strong penetration of products and the expansion on our card base.

Net Interest Income

Net interest income for the Commercial Banking segment for the year ended December 31, 2010 was R$21.3 billion, a 5.1% or R$1.0 billion increase from R$20.3 billion for the year ended December 31, 2009. This increase was mainly due to growth in our lending activities, the incorporation of the insurance business and the revenues from the utilization of the proceeds of the IPO.

Income from Companies Accounted by the Equity Method

Income from companies accounted by the equity method for the Commercial Banking segment for the year ended December 31, 2010 was R$44 million, a R$251 million decrease from R$295 million for the year ended December 31, 2009. This decrease reflects the impact on of the sale of Visanet (now known as Cielo) and the restructuring process of ABN Dois Participações S.A. which resulted in profit from the participation in such entities of respectively R$116 million and R$126 million in the twelve-month period ended December 31, 2009 that did not occur in the same period of 2010.

Net Fee and Commission Income

Net fees and commission income for the Commercial Banking segment for the year ended December 31, 2010 were R$5.5 billion, a 11.3% or R$560 million increase from R$4.9 billion for the year ended December 31, 2009. This growth is principally due to increased revenues from the sale of insurance, capitalization, and credit and debit cards driven by strong penetration of products and the expansion on our card base. A notable event in 2010 was the migration of Banco Real’s entire card base to the Santander system, which created opportunities for higher penetration of products and services related to cards and the implementation of improved best practices.

Gains/(Losses) on Financial Assets and Liabilities plus Exchange Differences

Gains (losses) on financial assets and liabilities (net) plus Exchange Differences for the Commercial Banking segment for the year ended December 31, 2010 were gains of R$1.5 billion, a R$201 million decrease from gains of R$1.7 billion for the year ended December 31, 2009. The decrease was driven by the effect of the tax hedge of the investment at the Cayman branch (a strategy used to mitigate the exchange rate variation and fiscal effects of offshore investments on net profit): In the year ended December 31, 2010, the effect of the devaluation of the dollar against the real on the net equity of our Cayman Island branch, and the positive hedge results, caused gains of R$272 million, compared to gains of R$1.1 billion in the same period of 2009, offset by losses of the same values in tax expenses. Excluding the effect of the tax hedge of the investment at the Cayman branch, Gains (losses) on Financial Assets and Liabilities (net) were R$1.6 billion for the year ended December 31, 2010, an increase of 5.5% compared to R$1.5 billion for the same period of 2009

Other Operating Income/(Expenses)

Other operating income (expenses) for the Commercial Banking segment for the year ended December 31, 2010 were expenses of R$596 million, compared to expense of R$281 million for the year ended December 31, 2009, mainly due to the extinction of credit operation fees we charged to our clients until August, 2009. The impact of this charge extinction was R$117 million.

Personnel Expenses

Personnel expenses for the Commercial Banking segment increased from R$4.9 billion for the year ended December 31, 2009 to R$5.3 billion for the year ended December 31, 2010, a 7.7% or R$382 million increase, reflecting higher salaries according to the union agreement which is based on official inflation index (IPCA).

Other General Administrative Expenses

Other general administrative expenses for the Commercial Banking segment decreased from R$5.2 billion for the year ended December 31, 2009 to R$5.0 billion for the year ended December 31, 2010, a 4% or R$210 million decrease, primarily due to cost synergies resulting from the merger of Santander Brasil and Banco Real.

Impairment Losses on Financial Assets (Net)

Impairment losses on financial assets (net) for the Commercial Banking segment for the year ended December 31, 2010 were R$8.2 billion, a 16.8% or R$1.7 billion decrease from R$9.8 billion for the year ended December 31, 2009. This decrease was mainly due an improvement in our delinquency rates since the fourth quarter of 2009.

Provisions (Net)

Provisions (net) for the Commercial Banking segment were R$1.9 billion for the year ended December 31, 2010, compared to R$3.4 billion for the year ended December 31, 2009. This difference is mainly due to provisions for restructuring costs related to Banco Real acquisition that did not occur in 2010.

Impairment Losses on Other  Assets (Net)

Impairment losses on other assets (net) for the Commercial Banking segment for the year ended December 31, 2010 were losses of R$21 million, a R$879 million decrease from losses of R$900 million for the year ended December 31, 2009. This variance is explained by impairment losses of R$846 million on contracts for providing banking services that were registered in 2009 and did not happen again in 2010.

Global Wholesale Banking Consolidated Results of Operations for the Year ended December 31, 2010 Compared to the Year ended December 31, 2009

Summary

Profit before income tax attributed to the Global Wholesale Banking segment for the year ended December 31, 2010 was R$2.8 billion, a 6.3% or R$167 million increase from R$2.7 billion for the year ended December 31, 2009.

This increase was primarily due to a 41.6% increase in year ended December 31, 2010, as compared to the same period in 2009 on Net Interest Income that reflects growth in our Market Making activities (treasury activities in professional markets which assumes positions derived from clients offer on demand or treasury products).

Net Interest Income

Net interest income for the Global Wholesale Banking segment for the year ended December 31, 2010 was R$2.5 billion, a 41.6% or R$734 million increase from R$1.7 billion for the year ended December 31, 2009, reflecting growth in our Market Making activities.

Net Fee and Commission Income

Net fees and commission income for the Global Wholesale Banking segment for the year ended December 31, 2010 was R$892 million, a 3.3% or R$29 million increase from R$863 million for the year ended December 31,

2009. This growth was mainly due to an increase in capital markets business – including M&A, underwriting, among others – and trade trade finance commissions resulting from a higher volume of transactions.

Gains/(Losses) on Financial Assets and Liabilities plus Exchange Differences

Gains (losses) on financial assets and liabilities (net) plus Exchange Differences for the Global Wholesale Banking segment for the year ended December 31, 2010 were gains of R$244 million, a 71.5% or R$615 million decrease from gains of R$859 million for the year ended December 31, 2009. This decrease was primarily due to losses in Market Making and trading positions.

Other Operating Income/(Expenses)

Other operating income (expenses) for the Global Wholesale Banking segment for the year ended December 31, 2010 were expenses of R$30 million, compared to expense of R$23 million for the year ended December 31, 2009.

Personnel Expenses

Personnel expenses for the Global Wholesale Banking segment increased from R$474 million for the year ended December 31, 2009 to R$512 million for the year ended December 31, 2010, a 8.0% or R$38 million increase, reflecting higher salaries according to the union agreement which is based on official inflation index (IPCA).

Other General Administrative Expenses

Other general administrative expenses for the Global Wholesale Banking segment increased from R$175 million for the year ended December 31, 2009 to R$215 million for the year ended December 31, 2010, a 23.1% or R$40 million increase, mainly due to technical services that were outsourced.

Provisions (Net)

Provisions (net) for the Global Wholesale Banking segment were gains of R$4 million for the year ended December 31, 2010, compared to losses of R$45 million for the year ended December 31, 2009. Provisions principally include provisions for labor claims and tax contingencies.

Impairment Losses on Financial Assets (Net)

Impairment losses on financial assets (net) for the Global Wholesale Banking segment for the year ended December 31, 2010 with losses of R$8 million, a R$75 million decrease from losses of R$83 million for the year ended December 31, 2009.

Asset Management and Insurance Segment Consolidated Results of Operations for the Year ended December 31, 2010  Compared to the Year ended December 31, 2009

Summary

Profit before income tax attributed to the Asset Management and Insurance segment for the year ended December 31, 2010 was R$832 million, a 40.5% or R$240 million increase from R$592 million for the year ended December 31, 2009. Results of operations in our Asset Management and Insurance segment for the year ended December 31, 2009 do not include the results of operations of the asset management and insurance entities until August 14, 2009, when we consolidated these entities.”.

Net Interest Income

Net interest income for the Asset Management and Insurance segment for the year ended December 31, 2010 was R$292 million, a R$152 million increase from R$140 million for the year ended December 31, 2009. This increase was mainly due to the consolidation of the Asset Management and Insurance operations of the Santander Group into this segment in August 2009.

Net Fee and Commission Income

Net fees and commission income for the Asset Management and Insurance segment for the year ended December 31, 2010 were R$414 million, a 2.2% or R$9 million increase from R$405 million for the year ended December 31, 2009. The level of net fees and commission income has had a growth mainly due to an increase in net commissions on the sale of pension and investment funds. Beyond this, the increase is mainly due to the consolidation of Asset and Insurance operations of the Santander Group into this segment in August 2009.

Gains/(Losses) on Financial Assets and Liabilities plus Exchange Differences

Gains (losses) on financial assets and liabilities (net) plus Exchange Differences for the Asset Management and Insurance segment for the year ended December 31, 2010 were gains of R$80 million, a R$26 million increase from R$54 million for the year ended December 31, 2009. This increase is mainly due to the consolidation of the Asset Management and Insurance operations of the Santander Group into this segment in August 2009.

Other Operating Income/(Expenses)

Other operating income (expenses) for the Asset Management and Insurance segment for the year ended December 31, 2010 was income of R$278 million, a R$90 million increase compared to R$188 million for the year ended December 31, 2009. This increase was mainly due to the consolidation of the Asset Management and Insurance operations of the Santander Group into this segment in August 2009.

Personnel Expenses

Personnel expenses for the Asset Management and Insurance segment decreased from R$65 million for the year ended December 31, 2009 to R$60 million for the year ended December 31, 2010, a 7.7% or R$5 million decrease, mainly due to cost synergies from the acquisition of Banco Real.

Other General Administrative Expenses

Other administrative expenses for the Asset Management and Insurance segment increased from R$48 million for the year ended December 31, 2009 to R$86 million for the year ended December 31, 2010, a 78.6% or R$38 million increase. This increase is mainly due to the consolidation of the Asset Management and Insurance operations into this segment in the third quarter of 2009.

Provisions (Net)

Provisions (net) for the Asset Management and Insurance segment were losses of R$38 million for the year ended December 31, 2010, compared to losses of R$46 million for the year ended December 31, 2009. Provisions principally include provisions for labor claims and tax contingencies.

Results of Operations for the Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008

As a consequence of our acquisition of Banco Real in August 2008, our results of operations for the year ended December 31, 2008 and 2009 are not comparable.  In order to analyze the organic developments in our business we discuss pro forma information for the year 2008 as if we had consolidated Banco Real as from January 1, 2008.

	For the year ended December 31,
	2009	2008 (pro forma)	% Change (pro forma)	Change	2008	% Change	Change
	(in million of reais)
Net interest income	22,167	19,231	15%	2,936	11,438	94%	10,729
Income from equity instruments	30	39	(23%)	(9)	37	(19%)	(7)
Net fees and commissions	6,238	5,866	6%	372	4,254	47%	1,984
Income from companies accounted by the equity method	295	305	(3%)	(10)	112	163%	183
Gains/losses on financial assets and liabilities (net)	2,716	(484)	n.a	3,200	(1,286)	n.a	4,002
Exchange differences (net)	(51)	1,261	n.a	(1,312)	1,476	n.a	(1,527)
Other operating income (expenses)	(116)	(75)	55%	(41)	(60)	94%	(56)
Gross income	31,280	26,143	20%	5,136	15,971	96%	15,308
Administrative expenses	(10,947)	(11,532)	(5%)	585	(7,185)	52%	(3,762)
Depreciation and amortization	(1,249)	(1,236)	1%	(13)	(846)	48%	(403)
Provisions (net)	(3,481)	(1,702)	105%	(1,779)	(1,230)	183%	(2,251)
Impairment losses on financial assets (net):	(9,966)	(6,570)	52%	(3,397)	(4,100)	143%	(5,868)
Impairment losses on other assets (net)	(901)	(85)	n.a	(816)	(77)	n.a	(824)
Gains/losses on disposal of assets not classified as noncurrent assets held for sale	3,369	32	n.a	3,337	7	n.a	(3,362)
Gains/losses on disposal of noncurrent assets held for sale	32	22	55%	12	9	269%	25
Profit before tax	8,137	5,072	60%	3,065	2,549	219%	5,588
Taxes	(2,629)	(1,159)	127%	(1,470)	(170)	n.a	(2,459)
Net income	5,508	3,913	41%	1,595	2,379	132%	3,129

Summary

Net income for the year ended December 31, 2009 was R$5.5 billion, a 132% or R$3.1 billion increase from R$2.4 billion for the year  ended  December 31, 2008.  The increase was mainly due to the consolidation of Banco Real  in our financial statements.  On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, net income for the year ended December 31, 2009 increased by 41.0% compared to R$3.9 billion for the year ended December 31, 2008.  This increase was mainly due to:

•         Capital gains of R$3.4 billion realized upon the sale of part of the equity participations in our portfolio, principally the sale of our interests in Visanet (currently renamed Cielo S.A.), partially offset by an increase in provisions for contingencies;

•         An increase of 12.4% in average credit volumes and a resulting increase in revenues from lending operations.  The credit market in Brazil continued to grow in 2009, although at a slower pace than in previous years.  Credit balances at December 31, 2009 were 15.0% higher than at December 31, 2008;

•         A R$3.4 billion increase in credit impairment losses driven by deteriorating economic conditions; and

•         Increased gains on financial assets in 2009.

Net Interest Income

Santander Brasil’s net interest income in 2009 was R$22.2 billion, a 94% or R$10.7 billion increase from R$11.4 billion in 2008.  On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, net interest income in 2009 increased by 15% compared to R$19.2 billion in 2008.  This increase was mainly due to growth in our lending activities, in addition to an increase in the average spread of our credit assets over interbank rates.

Average total earning assets in 2009 were R$229.5 billion, a 72% or R$95.8 billion increase from R$133.7 billion in 2008.  The principal drivers of this increase were (i) the acquisition of Banco Real and (ii) an increase in average loans and advances to customers.  The increase in loans and advances was driven by an increase in corporate lending, principally trade finance in our Global Wholesale Banking segment, as well as an increase in retail lending mainly driven by an increase in mortgage lending and a increase in unsecured personal credit.  The growth in mortgage lending was in line with the growth of this product in the Brazilian market as the housing credit market is still very incipient in Brazil in comparison with more mature economies.  The increase in personal credit was also in line with market trends in Brazil.

Average total interest bearing liabilities in 2009 were R$184.3 billion, a 68% or R$74.9 billion increase from R$109.4 billion in 2008.  The principal driver of this increase was the acquisition of Banco Real.  On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, the main driver of this increase was an increase in time deposits.  This growth resulted from a movement of customer funds out a mutual funds and other similar vehicles into lower risk bank deposits as well as a “flight to quality” as Brazilian customers moved their savings to larger financial institutions.

The above average earning assets and bearing liabilities include only the information of Banco Real since September 2008.  Net interest income also benefited from a 20 basis point increase in the spread of the average yield earned on our interest earning credit assets over the average CDI rate, which is a proxy for the cost of interbank funding.  This spread is the way we evaluate the yield earned on our assets.  The increase in this spread reflects increase in credit market risk that we bear as a result of economic and credit conditions arising from the recent economic crisis, offset in part by a relative decrease in the percentage of our total portfolio comprised of higher-risk retail lending.

Net Fees and Commission Income

Net fees and commission income in  2009 was R$6.2 billion, a 47% or R$2.0 billion increase from R$4.3 billion in  2008.  On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, net fees and commission income in  2009 increased by 6% compared to R$5.9 billion in  2008.  This increase was mainly due to a R$198.0 million growth in the sale of insurance and capitalization products (savings account products that generally require that a customer deposit a fixed sum with us) and a R$166 million increase in commissions on credit and debit cards.

The following table reflects the breakdown of net fee and commission income for the year ended December 31, 2009 and 2008 (on a pro forma basis).

	Year ended December 31,
	December 2009	December 2008 (pro forma)	% Change
	(in million of R$)

Banking fees	2,458	2,376	3%
Receiving Services	502	442	14%
Sale of insurance	1,042	844	23%
Investment funds	737	830	(11)%
Credit and debit cards	782	616	27%
Capital markets	539	413	31%
Trade finance	384	397	(3)%
Tax on services	(350)	(351)	(0)%
Others	143	298	(52)%
Total	6,238	5,866	6%

Income from Companies Accounted by the Equity Method

Income from companies accounted by the equity method in 2009 was R$295 million, a R$183 million increase from R$112 million in 2008.  This increase was mainly due to gains of R$126 million from ABN Dois Participações, R$110 million of which was due to the sale of Real Capitalização business, to our affiliate Santander Seguros.  On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, Income from companies accounted by the equity method in the year ended December 31, 2009 decreased 3% compared to R$305 million in 2008.

Gains (Losses) on Financial Assets and Liabilities (Net)

Gains (losses) on financial assets and liabilities (net) in 2009 were gains of R$2.7 billion, a R$4.0 billion increase from losses of R$1.3 billion in 2008.  On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, gains (losses) on financial assets and liabilities (net) in 2009 increased R$3.2 billion compared to losses of R$484.0 million in 2008.  The R$3.2 billion increase in 2009 compared to 2008 (on a pro forma basis) is due to (i) R$1.3 billion of gains related to foreign currency derivatives entered into to hedge our exposure and were partially offset by foreign exchange losses recorded under exchange differences, (ii) a R$1.7 billion increase in gains on our Cayman Islands investment hedge and (iii) a R$126.0 million increase in proceeds from the sale of long-term investments upon the sale of part of our interests in BM&FBOVESPA, which was partly offset by a R$76.0 million decrease in results from our proprietary trading activities.  As noted above under “—Other Factors Affecting Financial Condition and Results of Operations—Cayman Offshore Hedging”, changes in our Cayman Islands investment hedge are offset by corresponding change in our income tax rate.  See “—Income Tax” below.

Exchange Differences (Net)

Exchange differences (net) in 2009 were a loss of R$51 million, a R$1.5 billion decrease from gains of R$1.5 billion in 2008.  On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, exchange differences (net) in 2009 decreased R$1.3 billion compared to a gain of R$1.3 billion in 2008 due primarily to the average appreciation of the real against the U.S. dollar for the year ended December 31, 2009 compared to the year ended December 31, 2008.  These losses were largely offset by gains on derivative transactions settled to hedge our foreign currency exposure.  See “— Gains (Losses) on Financial Assets and Liabilities (Net)” above.

Other Operating Income (Expenses)

Other operating income (expenses) in 2009 was expense of R$116 million, compared to expense of R$60 million in 2008.  On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, other operating expenses in 2009 increased by R$41 million to expenses of R$75 million in 2008.

Administrative Expenses

Administrative expenses changed from R$7.2 billion in 2008, or R$11.5 billion on a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, to R$10.9 billion in 2009.  The decrease on a pro forma basis was primarily due to the cost synergies which were created as a result of the merger between Santander Brasil and Banco Real, particularly from personnel reductions, offset in part by salary increases tied to inflation.  As a result, our efficiency ratio, which we calculate as administrative expenses divided by total income, decreased from 44.0% for the year ended December 31, 2008 on a pro forma basis to 35.0% for the year ended December 31, 2009.

Personnel expenses

The following table sets forth personnel expenses for each of the periods indicated.

	Year ended December 31,
	2009	2008 (pro forma)	2008
	(in million of R$)
Salaries	3,364	3,571	2,253
Social Security	971	944	569
Benefits	749	678	423
Training	88	85	78
Others (1)	339	396	225
Total	5,511	5,674	3,548

(1)   Includes the Share-based payments cost. See note 38 to our audited consolidated financial statements.

Provisions (Net)

Provisions principally include provisions for labor and tax contingencies and civil claims.  Provisions (net) were R$3.5 billion for the year ended December 31, 2009, compared to R$1.2 billion for the year ended December 31, 2008, or R$1.7 billion on a pro forma basis.  This increase reflected increased provisions for labor and civil claims and provisions for the operating and commercial integration of Banco Real.

Impairment Losses on Financial Assets (Net)

Impairment losses on financial assets (net) in 2009 were R$10.0 billion, a 143.3% or R$5.9 billion increase from R$4.1 billion in the year 2008.  On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, impairment losses on financial assets (net) in 2009 increased 51.9% compared to R$6.6 billion in 2008, driven by deteriorating economic conditions, including a 0.6% decrease in GDP in 2009 as compared to 2008, and higher unemployment rates.

Although the international financial crisis commenced in the second half of 2008, its major effects in terms of increasing default rates and deterioration of our credit portfolio occurred through the third quarter of 2009, when default rates reached their peak, especially from individuals and small and medium companies.  In the fourth quarter of 2009, default rates started to decrease, reaching levels closer to those observed before the crisis.  The following table shows the ratio of our impaired assets to total computable credit risk and our coverage ratio at December 31, 2009 and December 31, 2008.

	At December 31,
	2009	2008
	(in millions of R$, except for percentages)
Computable credit risk(1)	159,362	164,695
Nonperforming assets	9,899	7,730
Allowances for nonperforming assets	10,070	8,181
Ratios
Nonperforming assets to computable credit risk	6.2%	4.7%
Coverage ratio(2)	101.7%	105.8%

(1)   Computable credit risk is the sum of the face amounts of loans and leases (including nonperforming assets but excluding country risk loans), guarantees and documentary credits.

(2)   Allowances for credit losses as a percentage of nonperforming assets.

The following chart shows our impaired assets by quarter in 2009:

(1) Managerial nonperforming assets to computable credit risk

The following table shows our nonperforming assets by type of loan at December 31, 2009 and December 31, 2008.

	At December 31,
	2009	2008
	(in millions of R$)
Impaired Assets by type of customer
Commercial, financial and industrial	3,618	2,730
Real estate – mortgage	109	74
Installment loans to individuals	5,335	4,528
Lease financing	837	398
Total	9,899	7,730

Commercial, financial and industrial

Nonperforming assets in commercial, financial and industrial loans increased by R$888 million from December 31, 2008 to December 31, 2009, primarily as a result of the effects of the financial crisis, principally on small- and medium-sized corporate and export-oriented borrowers.

Real estate – mortgage

Nonperforming assets in real estate – mortgage loans remained stable, with an increase of R$35 million from December 31, 2008 to December 31, 2009.

Installment loans to individuals

Nonperforming assets in installment loans to individuals increased by R$807 million from December 31, 2008 to December 31, 2009, mainly as a result of the decrease in consumption and increase in the unemployment rate.

Lease financing

Nonperforming loans in lease financing decreased by R$439 million from December 31, 2008 to December 31, 2009, mainly as a result of the decrease in consumption and an increase in the unemployment rate.

Impairment Losses on Other Assets (Net)

Other impairment losses on other assets (net) in 2009 were R$901.0 million, a R$824.0 million increase from R$77.0 million in 2008.  On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, impairment losses on other assets (net) in  2009 increased R$816 million compared to R$85 million in 2008.  This increase was mainly due to the R$818 million of impairment losses on contracts for providing banking services.

Gains/losses on disposal of assets not classified as noncurrent assets held for sale

In 2009, we had pre-tax gains of R$3.3 billion in connection with sales of our participations and investment securities on Visanet, Companhia Brasileira de Soluções e Serviços (CBSS), TecBan, Serasa S.A. and BM&FBovespa; these gains were offset by the increase in our provisions for contingencies.

Income Tax

Income tax was R$2.6 billion in 2009, a 1,445% or R$2.5 billion increase from R$170 million in 2008.  On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, income tax in 2009 increased 127% compared to R$1.2 billion in 2008.  Our effective tax rates, in 2009 and 2008 (on a pro forma basis), were 32% and 23%, respectively.  In 2009, the 25% valuation of the real against the dollar generated positive results on the hedge of our net equity of our Cayman Islands branch, and the positive hedge results caused an increase of R$1.2 billion in tax expenses, compared to a reduction of R$732.0 million in 2008.  See “—Other Factors Affecting Financial Condition and Results of Operations—Cayman Offshore Hedging”.  On the other hand, the tax expenses were reduced by R$1.3 billion due to an increase in deductible goodwill amortization, compared to R$418 million in 2008.

Results of Operations by Segment for the Year ended December 31, 2009 Compared to the Year ended December 31, 2008

The following tables present an overview of certain income statement data for each of our operating segments for the year ended December 31, 2009 and 2008.

	For the year ended December 31, 2009
	Commercial Banking	% of Total	Global Wholesale Banking	% of Total	Asset Management and Insurance	% of Total	Total
	(millions of R$, except percentages)
	(condensed income statement)
Net interest income	20,260	91.4%	1,767	8.0%	140	0.6%	22,167
Income from equity instruments	30	100.0%	0	0.0%	0	0.0%	30
Income from companies accounted by the equity method	295	100.0%	0	0.0%	0	0.0%	295
Net fee and commission income	4,970	79.7%	863	13.8%	405	6.5%	6,238
Gains/losses on financial assets and liabilities	1,751	65.7%	859	32.2%	54	2.0%	2,665
Other operating income/(expenses)	(281)	242.4%	(23)	19.4%	188	-161.9%	(116)
Personnel expenses	(4,972)	90.2%	(474)	8.6%	(65)	1.2%	(5,511)
Other administrative expenses	(5,213)	95.9%	(175)	3.2%	(48)	0.9%	(5,436)
Depreciation and amortization of tangible and intangible assets.	(1,176)	94.2%	(39)	3.1%	(34)	2.7%	(1,249)
Impairment losses on financial assets (net)	(9,884)	99.2%	(83)	0.8%	0	0.0%	(9,967)
Provisions (net)	(3,390)	97.4%	(45)	1.3%	(46)	1.3%	(3,481)
Impairment losses on nonfinancial assets (net)	(900)	99.8%	0	0.0%	(1)	0.2%	(901)
Other nonfinancial gains/(losses)	3,403	100.0%	0	0.0%	0	0.0%	3,403
Profit (loss) before tax	4,894	60.1%	2,651	32.6%	592	7.3%	8,137

	For the year ended December 31, 2008 (Pro Forma)
	Commercial Banking	% of Total	Global Wholesale Banking	% of Total	Asset Management and Insurance	% of Total	Total
	(millions of R$, except percentages)
	(condensed income statement)
Pro Forma
Net interest income	17,719	92.1%	1,440	7.5%	72	0.4%	19,231
Income from equity instruments	39	100.0%	0	0.0%	0	0.0%	39
Income from companies accounted by the equity method	305	100.0%	0	0.0%	0	0.0%	305
Net fee and commission income	4,866	83.0%	641	10.9%	358	6.1%	5,866
Gains/losses on financial assets and liabilities	(27)	-3.4%	797	102.5%	7	0.9%	777
Other operating income/(expenses)	(8)	11.2%	(66)	88.3%	(0)	0.5%	(75)
Personnel expenses	(4,998)	88.1%	(623)	11.0%	(53)	0.9%	(5,674)
Other administrative expenses	(5,621)	96.0%	(207)	3.5%	(30)	0.5%	(5,858)
Depreciation and amortization of tangible and intangible assets	(1,160)	93.8%	(72)	5.8%	(4)	0.4%	(1,236)
Impairment losses on financial assets (net)	(6,533)	99.4%	(37)	0.6%	0	0.0%	(6,570)
Provisions (net)	(1,631)	95.9%	(38)	2.3%	(32)	1.9%	(1,702)
Impairment losses on nonfinancial assets (net)	(85)	100.0%	0	0.0%	(0)	0.0%	(85)
Other nonfinancial gains/(losses)	54	100.0%	0	0.0%	0	0.0%	54
Profit (loss) before tax	2,919	57.6%	1,835	36.2%	317	6.3%	5,072

	For the year ended December 31, 2008
	Commercial Banking	% of Total	Global Wholesale Banking	% of Total	Asset Management and Insurance	% of Total	Total
	(millions of R$, except percentages)
	(condensed income statement)
Net interest income	10,192	89.1%	1,214	10.6%	33	0.3%	11,439
Income from equity instruments	37	100.0%	-	0.0%	-	0.0%	37
Income from companies accounted by the equity method	112	100.0%	-	0.0%	-	0.0%	112
Net fee and commission income	3,602	84.7%	449	10.6%	202	4.7%	4,253
Gains/losses on financial assets and liabilities (net)	(358)	-188.4%	541	284.7%	7	3.7%	190
Other operating income (expenses)	(22)	36.7%	(38)	63.3%	-	0.0%	(60)
Gross income	13,564	84.9%	2,166	13.6%	242	1.5%	15,972
Personnel expenses	(3,105)	87.5%	(404)	11.4%	(40)	1.1%	(3,549)
Other administrative expenses	(3,485)	95.8%	(130)	3.6%	(22)	0.6%	(3,637)
Depreciation and amortization of tangible and intangible assets	(798)	94.3%	(44)	5.2%	(4)	0.5%	(846)
Provisions (net)	(1,161)	94.3%	(39)	3.2%	(31)	2.5%	(1,231)
Impairment losses on financial assets (net)	(4,076)	99.4%	(23)	0.6%	-	0.0%	(4,099)
Impairment losses on other assets (net)	(77)	100.0%	-	0.0%	-	0.0%	(77)
Other nonfinancial gains (losses)	16	100.0%	-	0.0%	-	0.0%	16
Profit (loss) before tax	878	34.4%	1,526	59.9%	145	5.7%	2,549

The following tables show our results of operations for the year ended December 31, 2009 and 2008 (actual results and on a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008), for each of our operating segments.

	For the year ended December 31,
	2009	2008	2008
	(pro forma)
	(in millions of R$)
Commercial Banking
Net interest income	20,260	17,719	10,192
Income from equity instruments	30	39	37
Income from companies accounted by the equity method	295	305	112
Net fee and commission income	4,970	4,866	3,602
Gains/losses on financial assets and liabilities (net)	1,751	(27)	(358)
Other operating income (expenses)	(281)	(8)	(22)
Gross income	27,026	22,894	13,564
Personnel expenses	(4,972)	(4,998)	(3,105)
Other administrative expenses	(5,213)	(5,621)	(3,485)
Depreciation and amortization of tangible and intangible assets.	(1,176)	(1,160)	(798)
Provisions (net)	(3,390)	(1,631)	(1,161)
Impairment losses on financial assets (net)	(9,884)	(6,533)	(4,076)
Impairment losses on other assets (net)	(900)	(85)	(77)
Other nonfinancial gains (losses)	3,403	54	16
Profit (loss) before tax	4,894	2,919	878

	For the year ended December 31,
	2009	2008	2008
	(pro forma)
	(in millions of R$)
Global Wholesale
Net interest income	1,767	1,440	1,214
Income from equity instruments	0	0	0
Income from companies accounted by the equity method	0	0	0
Net fee and commission income	863	641	449
Gains/losses on financial assets and liabilities (net)	859	797	541
Other operating income (expenses)	(23)	(66)	(38)
Gross income	3,467	2,811	2,166
Personnel expenses	(474)	(623)	(404)
Other administrative expenses	(175)	(207)	(130)
Depreciation and amortization of tangible and intangible assets.	(39)	(72)	(44)
Provisions (net)	(45)	(38)	(39)
Impairment losses on financial assets (net)	(83)	(37)	(23)
Impairment losses on other assets (net)	0	0	0
Other nonfinancial gains (losses)	0	0	0
Profit (loss) before tax	2,651	1,835	1,526

	For the year ended December 31,
	2009	2008	2008
	(pro forma)
	(in millions of R$)
Asset Management and Insurance
Net interest income	140	72	33
Income from equity instruments	0	0	0
Income from companies accounted by the equity method	0	0	0
Net fee and commission income	405	358	202
Gains/losses on financial assets and liabilities (net)	54	7	7
Other operating income (expenses)	188	(0)	(0)
Gross income	787	437	242
Personnel expenses	(65)	(53)	(40)
Other administrative expenses	(48)	(30)	(22)
Depreciation and amortization of tangible and intangible assets.	(34)	(4)	(4)
Provisions (net)	(46)	(32)	(31)
Impairment losses on financial assets (net)	0	0	0
Impairment losses on other assets (net)	(1)	(0)	(0)
Other nonfinancial gains (losses)	0	0	0
Profit (loss) before tax	592	317	145

Commercial Banking Segment Consolidated Results of Operations for the Year ended December 31, 2009 Compared to the Year ended December 31, 2008

Summary

Profit before income tax attributed to the Commercial Banking segment in 2009 was R$4.9 billion, a R$4.1 billion increase from R$878 million in 2008.  On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, profit before income tax attributed to the Commercial Banking segment in 2009 increased R$2 billion compared to R$2.9 billion in 2008.

Net Interest Income

Net interest income for the Commercial Banking segment in 2009 was R$20.3 billion, a 99% or R$10.1 billion increase from R$10.2 billion in 2008.  On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, net interest income for the Commercial Banking segment in 2009 increased 14% compared to R$17.7 billion in 2008.  This increase was mainly due to increased average balances of loans and an increase in the average spread of our credit assets over interbank rates.

Income from Companies Accounted by the Equity Method

Income from companies accounted by the equity method for the Commercial Banking segment in 2009 was R$295 million, a R$183 million increase from R$112 million in 2008.  This increase was mainly due to results of R$126.0 million from ABN Dois Participações related to the sale of Real Capitalização to Santander Seguros.  On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, income from companies accounted by the equity method for the Commercial Banking segment in 2009 decreased 3% compared to R$305 million in 2008.

Net Fee and Commission Income

Net fees and commission income for the Commercial Banking segment in 2009 were R$5.0 billion, a 38% or R$1.4 billion increase from R$3.6 billion in 2008.  On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, net fees and commission income for the Commercial Banking segment in 2009 increased 2% compared to R$4.9 billion in 2008.  This limited growth was mainly due to restrictions on banking fees imposed by our regulators starting in April 2008, which had a negative effect on our banking fees.

Gains/(Losses) on Financial Assets and Liabilities

Gains (losses) on financial assets and liabilities (net) for the Commercial Banking segment in 2009 were gains of R$1.8 billion, a R$2.1 billion increase from losses of R$358 million in 2008.  On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, gains (losses) on financial assets and liabilities (net) for the Commercial Banking segment in 2009 increased R$1.8 billion compared to losses of R$27.0 million in 2008.  These gains were partially offset by losses recorded under exchange differences and resulting from our foreign currency exposure.  The increase in gains principally reflected a R$1.8 billion increase in gains on our Cayman Islands investment hedge, which was offset by an increase in income tax expenses, and a R$126 million increase in proceeds from the sale of long-term investments upon the sale of part of our interests in BOVESPA and BM&F in 2008 and 2009.

Other Operating Income/(Expenses)

Other operating income (expenses) for the Commercial Banking segment in 2009 were expenses of R$281 million, compared to expense of R$22 million in 2008.  On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, other operating income (expenses) for the Commercial Banking segment in 2008 was an expense of R$8 million.

Personnel Expenses

Personnel expenses for the Commercial Banking segment increased from R$3.1 billion for the year ended December 31, 2008 to R$5.0 billion in 2009, a 60% or R$1.9 billion increase.  On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, personnel expenses for the Commercial Banking segment in 2008 decreased from R$4,998 million to R$4,972 million in 2009, a 1.0% or R$26 million decrease, reflecting the cost synergies resulting from the merger of Santander Brasil and Banco Real partially offset by higher personnel expenses in line with historical trends of salary increases tied to inflation.

Other General Administrative Expenses

Other general administrative expenses for the Commercial Banking segment increased from R$3.5 billion in 2008 to 5.2 billion in 2009, a 49% or R$1.7 billion increase.  On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, other general administrative expenses for the Commercial Banking segment in 2008 decreased from R$5.6 billion to R$5.2 billion in 2009, a 7% or R$408.0 million decrease, primarily due to cost synergies resulting from the merger of Santander Brasil and Banco Real.

Impairment Losses on Financial Assets (Net)

Impairment losses on financial assets (net) for the Commercial Banking segment in 2009 were R$9.9 billion, a 142% or R$5.8 billion increase from R$4.1 billion in 2008.  On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, impairment losses on financial assets (net) for the Commercial Banking segment in 2009 increased 51% compared to R$6.6 billion in 2008.  This increase was mainly due to the deteriorating credit quality caused by worsening economic conditions in Brazil in the second half of 2008 and the first three quarters of 2009.

Provisions (Net)

Provisions principally include provisions for labor, civil and tax contingences.  Provisions (net) for the Commercial Banking segment were R$3.4 billion in 2009, compared to R$1.2 billion in 2008 or R$1.6 billion on a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008.  This increase reflected increased provisions for labor and civil claims and provisions for restructuring costs associated with the Banco Real acquisition.

Impairment Losses on Nonfinancial Assets (Net)

Other impairment losses on other assets (net) for the Commercial Banking segment in 2009 were R$900.0 million, a R$822 million increase from R$77 million in 2008.  On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, impairment losses on other assets (net) for the Commercial Banking segment in 2009 increased 959% compared to R$85 million in 2008.  This increase was mainly due to the R$818 million of impairment losses relating to the purchase of contracts for providing banking services.

Global Wholesale Banking Consolidated Results of Operations for the Year ended December 31, 2009 Compared to the Year ended December 31, 2008

Summary

Profit before income tax attributed to the Global Wholesale Banking segment in 2009 was R$2.6 billion, a 73% or R$1.1 billion increase from R$1.5 billion in 2008.  On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, profit before income tax attributed to the Global Wholesale Banking segment in 2009 increased 44% compared to R$1.8 billion in 2008.

Net Interest Income

Net interest income for the Global Wholesale Banking segment in 2009 was R$1.8 billion, a 45% or R$553 million increase from R$1.2 billion in 2008.  On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, net interest income for the Global Wholesale Banking segment in 2009 increased 23% compared to R$1.4 billion in 2008, reflecting growth in the credit portfolio of our GB&M customers, principally in the area of trade finance.

Net Fee and Commission Income

Net fees and commission income for the Global Wholesale Banking segment in 2009 was R$863 million, a 92% or R$414 million increase from R$449.0 million in 2008.  On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, net fees and commission income for the Global Wholesale Banking segment in 2009 increased 35.0% compared to R$641 million in 2008.  This increase was mainly due to an increase in trade finance business commissions resulting from a higher volume of transactions in 2009.

Gains/(Losses) on Financial Assets and Liabilities

Gains (losses) on financial assets and liabilities (net) for the Global Wholesale Banking segment in 2009 were gains of R$859 million, a 59% or R$319 million increase from gains of R$541 million in 2008.  On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, gains (losses) on financial assets and liabilities (net) for the Global Wholesale Banking segment in 2009 increased 8% compared to gains of R$797 million in 2008.  This increase was mainly due to a R$138 million increase in earnings from our proprietary treasury business, partially offset by losses of R$76 million in derivatives transactions for our customers.

Other Operating Income/(Expenses)

Other operating income (expenses) for the Global Wholesale Banking segment in 2009 was expense of R$23 million, compared to expense of R$38 million in 2008.  On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, other operating income (expenses) for the Global Wholesale Banking segment in 2009 decreased 66% compared to expense of R$66 million in 2008.

Personnel Expenses

Personnel expenses for the Global Wholesale Banking segment increased from R$404 million in 2008 to R$474 million in 2009, a 17% or R$71 million increase.  On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, personnel expenses for the Global Wholesale Banking segment in 2009 decreased 24% compared to R$623.0 million in 2008, mainly due to cost synergies resulting from the merger of Santander Brasil and Banco Real.

Other General Administrative Expenses

Other general administrative expenses for the Global Wholesale Banking segment increased from R$130 million in 2008 to R$175 million in 2009, a 35% or R$45 million increase.  On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, other general administrative expenses for the Global Wholesale Banking segment in 2009 decreased 15% compared to R$207 million in 2008, mainly due to cost synergies resulting from the merger of Santander Brasil and Banco Real.

Impairment Losses on Financial Assets (Net)

Impairment losses on financial assets (net) for the Global Wholesale Banking segment in 2009 with losses of R$83 million, a R$60 million increase in losses from R$23 million in 2008.  On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, impairment losses on financial assets (net) for the Global Wholesale Banking segment in 2008 were losses of R$37 million.

Provisions (Net)

Provisions (net) for the Global Wholesale Banking segment were losses of  R$45.0 million in 2009, compared to losses of R$39.0 million in 2008 and on a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008.  Provisions principally include provisions for labor, civil and tax contingencies.

Asset Management and Insurance Segment Consolidated Results of Operations for the Year ended December 31, 2009 Compared to the Year ended December 31, 2008

Summary

Profit before income tax attributed to the Asset Management and Insurance segment in 2009 was R$592 million, a 308% or R$447.0 million increase from R$145 million in 2008.  On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, profit before income tax attributed to the Asset Management and Insurance segment in 2009 increased 86% compared to R$317 million in 2008.  On August 14, 2009, our shareholders transferred certain Brazilian asset management and insurance companies that were previously owned by Santander Spain to Santander Brasil, through a series of share exchange transactions (incorporações de ações) in order to consolidate all of the Santander Group’s Brazilian insurance and asset management operations into Santander Brasil.  See “ Information on the Company— History and development of the company—Important Events ” and “Information on the Company— Business Overview—Asset Management and Insurance”.  The results of operations for our Asset Management and Insurance segment include the results of operations of these companies as from June 30, 2009.

We accounted for the mergers were accounted using the historical IFRS balance sheets of the merged companies as of June 30, 2009, since such mergers were treated as a business combination under common control.

Net Interest Income

Net interest income for the Asset Management and Insurance segment in 2009 was R$140 million, a 326% or R$107 million increase from R$33 million in 2008.  On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, net interest income for the Asset Management and Insurance segment in 2009 increased 93% compared to R$72.0 million in 2008.  This increase was mainly due to the integration of the asset management and insurance operations transferred to us  in August 2009.

Net Fee and Commission Income

Net fees and commission income for the Asset Management and Insurance segment in 2009 were R$405 million, a 100% or R$202 million increase from R$202 million in 2008.  On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, net fees and commission income for the Asset Management and Insurance segment in 2009 increased 13% compared to R$358.0 million in 2008.  In addition, the level of net fees and commission income increased mainly due to an increase in net commissions on the sale of insurance.  This increase is mainly due to the integration of the asset management and insurance transferred to us in August 2009.

Gains/(Losses) on Financial Assets and Liabilities

Gains (losses) on financial assets and liabilities (net) for the Asset Management and Insurance segment in 2009 were gains of R$54 million, a 672% or R$47 million increase from R$7 million in 2008.  On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, gains/(losses) on financial assets and liabilities (net) for the Asset Management and Insurance segment in 2009 increased R$47 million compared to R$7 million in 2008.  This increase is mainly due to the integration of the asset management and insurance operations transferred to us in August 2009.

Other Operating Income/(Expenses)

Other operating income (expenses) for the Asset Management and Insurance segment in 2009 presented an income of R$188 million, a R$188 million increase compared to an expense of R$0 in 2008.  This increase was due to the integration of the asset management and insurance operations transferred to us in August 2009.  The change in other operating income (expenses) on a pro forma basis was the same, as this income (expenses) relates to the operations transferred to us in August 2009.

Personnel Expenses

Personnel expenses for the Asset Management and Insurance segment increased from R$40 million in 2008 to R$65 million in 2009, a 64% or R$25 million increase.  On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, personnel expenses for the Asset Management and Insurance segment in 2009 increased 22% compared to R$53 million in 2008, mainly due to cost synergies from the acquisition of Banco Real.  This increase is mainly due to the incorporation of Asset and Insurance operations at August 2009, partially offset by the cost synergies resulting from the merger of Santander Brazil and Banco Real.

Other General Administrative Expenses

Other general administrative expenses for the Asset Management and Insurance segment increased from R$22 million in 2008 to R$48 million in 2009, a 119% or R$26 million increase.  On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008 other general administrative expenses increased 60% compared to R$30 million in 2008, mainly due to cost synergies from the acquisition of Banco Real.  This increase is mainly due to the integration of the asset management and insurance operations transferred to us in August 2009, offset by the gains from the acquisition of Banco Real.

Provisions (Net)

Provisions (net) for the Asset Management and Insurance segment were R$46 million in 2009, compared to R$31 million in 2008 or R$32 million on a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008.  Provisions principally include provisions for labor and tax contingencies.  This increase was mainly due to the incorporation of the Asset and Insurance operations in August 2009.

New Accounting Pronouncements

Adoption of new standards and interpretations

All standards and interpretations which came into force were adopted by the Bank in 2010. Following are the standards and interpretations applicable to the Bank:

• Amendments to IFRS 2 : The amendment of IFRS 2 provide additional guidance on the accounting for share-based payment transactions among group entities (incorporating guidance previously contained in IFRIC 11).

• Revision of IFRS 3 Business Combinations and Amendment to IAS 27 Consolidated and Separate Financial Statements: introduce significant changes in several matters relating to accounting for business combinations, and only applied prospectively. These changes include the following: acquisition costs must be expensed, rather than recognized as an increase in the cost of the business combination; in step acquisitions the acquirer must remeasure at fair value the investment held prior to the date that control is obtained; and there is an option to measure at fair value the non-controlling interests of the acquiree, as opposed to the single current treatment of measuring them as the proportionate share of the fair value of the net assets acquired.

• IAS 38 Intangible Assets: Amendments to clarify the description of valuation techniques commonly used by entities when measuring the fair value of intangible assets acquired in a business combination that are not traded in active markets.

• IFRIC 17 Distributions of Non-cash Assets to Owners - The Interpretation provides guidance on the appropriate accounting treatment when an entity distributes assets other than cash as dividends to its shareholders.

• IFRIC 18 Transfers of Assets from Customers - The Interpretation addresses the accounting by recipients for transfers of property, plant and equipment from ‘customers’ and concludes that when the item of property, plant and equipment transferred meets the definition of an asset from the perspective of the recipient, the recipient should recognise the asset at its fair value on the date of the transfer, with the credit recognised as revenue in accordance with IAS 18 Revenue.

Improvements to IFRS’ were issued in April 2009. They contain numerous amendments to IFRS that the IASB considers non-urgent but necessary. ‘Improvements to IFRS’ comprise amendments that result in accounting changes for presentation, recognition or measurement purposes, as well as terminology or editorial amendments related to a variety of individual IFRS standards. Most of the amendments are effective for annual periods beginning on or after January 1, 2010, with earlier application permitted. The adoption of the above-mentioned standards and interpretations did have not a material effect on the consolidated financial statements taken as a whole.

Standards and interpretations effective subsequent to December 31, 2010

The Bank has not yet adopted the following new or revised IFRS or Interpretations, which have been issued but their effective date is subsequent to the date of these financial statements:

• IFRS 9 – Financial Instruments: Recognition and Measurement – The main changes of IFRS 9 compared to IAS 39 are: (i) all financial assets are initially measured at fair value and, in the case of a financial asset not at fair value through profit or loss, plus transactions costs. (ii)  new requirements for classifying and measuring financial assets. The standard divides all financial assets that are currently in the scope of IAS 39 in two classifications: amortised cost and fair value (iii) the IAS 39’s available for sale and held to maturity categories were eliminate. (iv) the embedded derivatives concept of IAS 39 is not included in IFRS 9.

• Revision to IAS 32: Classification of Rights Issues: otherwise meeting the definition of equity instruments in IAS 32.11 – issued to acquire a fixed number of an entity’s own non-derivative equity instruments for a fixed amount in any currency are classified as equity instruments, provided the offer is made pro-rata to all existing owners of the same class of the entity’s own non-derivative equity instruments.

• Amendment to IAS 39 – Eligible hedged Items – This amendment provides clarification how to determinate which part can be designated as hedge accounting related to inflation and options.

Improvements to IFRS ‘Improvements to IFRS’ were issued in May 2010. They contain numerous amendments to IFRS that the IASB considers non-urgent but necessary. ‘Improvements to  IFRS’ comprise amendments that result in accounting changes for presentation, recognition  or measurement purposes, as well as terminology or editorial amendments related to a variety of individual IFRS standards. Most of the amendments are effective for annual periods beginning on or after January 1, 2011, with earlier application permitted.

Amendments to IFRS 3 - (1) Measurement of non-controlling interests: Specifies that the option to measure non-controlling interests either at fair value or at the proportionate share of the acquiree’s net identifiable assets at the acquisition date under IFRS 3 applies only to non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the acquiree’s net assets in the event of liquidation. All other components of non-controlling interests should be measured at their acquisition date fair value, unless another measurement basis is required by IFRSs, (2) Un-replaced and voluntary replaced sharebased payment awards, specifies that the current requirement to measure awards of the acquirer that replace acquiree share-based payment transactions in accordance with IFRS 2 at the acquisition date (‘market-based measure’) applies also to share-based payment transactions of the acquiree that are not replaced and also specifies that the current requirement to allocate the market-based measure of replacement awards between the consideration transferred for the business combination and post-combination remuneration applies to all replacement awards regardless of whether the acquirer is obliged to replace the awards or does so voluntarily, (3) transitional requirements for contingent consideration from a business combination that occurred before the effective date of IFRS 3, (3) clarifies that IAS 32 Financial Instruments: Presentation, IAS 39 Financial Instruments: Recognition and Measurement and IFRS 7 Financial Instruments: Disclosures do not apply to contingent consideration that arose from business combinations whose acquisition dates preceded the application of IFRS 3.

Amendment to IFRS 7 - clarifications of disclosures: encourages qualitative disclosures in the context of the quantitative disclosure required to help users to form an overall picture of the nature and extent of risks arising from financial instruments.

Amendment to IAS 1 - Clarification of statement of changes in equity: Clarifies that an entity may present the analysis of other comprehensive income by item either in the statement of changes in equity or in the notes to the financial statements.

Amendment to IAS 27 - transitional requirements for consequential amendments as a result IAS 27 (2008): Clarifies that the amendments made to IAS 21 The Effects of Changes in Foreign Rates, IAS 28 Investments in Associates and IAS 31 Interests in Joint Ventures as a result of IAS 27(2008) should be applied prospectively (with the exception of paragraph 35 of IAS 28 and paragraph 46 of IAS 31, which should be applied retrospectively).

Amendment to IAS 34 - significant events and transactions: emphasises the principle in IAS 34 that the disclosure about significant events and transactions in interim periods should update the relevant information presented in the most recent annual financial report. Clarifies how to apply this principle in respect of financial instruments and their fair values.

Amendment to IFRIC 13 - fair value of award credit: clarifies that the ‘fair value’ of award credits should take into account: (1) the amount of discounts or incentives that would otherwise be offered to customers who have not earned award credits from an initial sale; and (2) any expected forfeitures.

• IFRIC 14 The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction- This IFRIC has been amended  to remedy an unintended consequence of IFRIC 14 where entities are in some circumstances not permitted to recognise prepayments of minimum funding contributions, as an asset. Entities shall apply this Interpretation prospectively for annual periods beginning on or after January 1, 2011. The Company’s management estimates that the application of the amendments of IFRIC 14 will not have a material effect on the Company’s financial condition or results of operations.

The Bank does not expect the adoption of the above-mentioned standards and interpretations to have a material effect on the consolidated financial statements taken as a whole, except to IFRS 9, which the Bank is analyzing the impacts from the adoption of this standard.

Liquidity and Capital Resources

In line with the Santander Group’s global funding and capital policies, we primarily fund our operations independently of any of the other entities in the Santander Group.

The Central Bank, through Circular 3515 changed the weighting of risk-weighted assets from 75% to 150% on some operations of long-term credit to individuals. This change will take effect as of July 2011 only on loans made after December 6, 2010, which further increases Brazilian banks’ need for capital. In line with Basel II, the Central Bank plans to adopt the Stressed VaR methodology as of 2012.

Capital

Our capital management is based on conservative principles with strong monitoring of the items that affect our level of solvency. In addition, we maintain minimum levels of capital, above those required by the Central Bank (required – 11%; desirable – 13%).

The following table sets forth our capitalization as of December 31, 2010, 2009 and 2008.

	At December 31, 2010(1)		At December 31, 2009(2)		At December 31, 2008
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(in millions of R$, except percentages)
Tier 1 capital	44,884	19.0%	42,353	20.7%	23,033	10.7%
Tier 2 capital	7,433	3.1%	9,973	4.9%	8,504	4.0%
Tier 1 and 2 capital	52,317	22.1%	52,325	25.6%	31,537	14.7%
Required Regulatory Capital(2)	26,020	N.A.	22,483	N.A.	23,528	N.A.

(1)   Disregarding the effect of the goodwill.

(2)   Includes credit, market and operational risk capital required.

The reduction in capital was result of the growth observed in the credit portfolio and the redeem of  U.S.$500 million perpetual bond issued in the off-shore market and R$1.5 billion of local subordinated debt.

Liquidity / Funding

Our asset and liability management is carried out within defined limits as determined by the Asset and Liability Management Committee, “ALCO”, which operates under guidelines, procedures and limits established by the Santander Group.

Aligned with other Brazilian banks, most of our assets are funded in the local market. Our external foreign-currency bond issuances comprise a small, but increasing, portion of our total liabilities.

Deposits

The following tables present the composition of Santander Brasil’s consolidated funding at the dates indicated.

	At December 31,
Deposits	2010	2009	2008
	(in millions of R$)
Deposits from the Brazilian Central Bank and credit institutions
Time deposits	28,867	20,838	26,721
Other demand accounts	344	195	66
Repurchase agreements	13,180	164	31
Total	42,391	21,197	26,818
Customer deposits
Current accounts	16,132	15,140	15,298
Savings accounts	30,303	25,216	20,643
Time deposits	68,916	74,634	88,880
Repurchase agreements	52,598	34,450	30,674
Total	167,949	149,440	155,495
Total deposits	210,340	170,637	182,313

	At December 31,
	2010		2009		2008
Short-Term Borrowings	Amount	Average Rate	Amount	Average Rate	Amount	Average Rate
	(in millions of R$, except percentages)
Securities sold under agreements to repurchase
At December 31	65,778	9.8%	34,614	9.9%	30,706	13.6%
Average during year	53,623	10.3%	32,493	11.5%	19,639	12.0%
Maximum month-end balance	68,734	—	37,214	—	31,058	—
Total short-term borrowings at year-end (1)	65,778		34,614		30,706

(1)   Includes in Deposits from the Central Bank and credit institutions and customer deposits.

Deposits from the Central Bank and Credit Institutions

 Our balance of deposits from the Central Bank and credit institutions decreased from R$26.8 billion on December 31, 2008 to R$21.2 billion on December 31, 2009 and increased to R$42.3 billon on December 31, 2010, representing 15%, 12% and 20% of total deposits, respectively. The largest variation was observed in the repurchase agreements’ balance, which increased from December 31, 2009 to December 31, 2010. As of April 2010, the reserve requirements must be deposited in cash at Central Bank instead of pledging public bonds.  In order to raise the necessary funding to satisfy the new reserve requirements, the unpledged public bonds were used for repurchase agreements operations. Increases of external loans and onlendings were the main cause of the variation in time deposits in the same period.

Customer Demand Deposits

 Our balance of demand deposits (current accounts and other demand deposits)  was R$15.3 billion on December 31, 2008,  R$15.1 billion on December 31, 2009 and R$16.2 billion on December 31, 2010, representing 8%, 9% and 8% of total deposits, relatively stable.

Customer Savings Deposits

  Our customer savings deposits was R$20.6 billion on December 31, 2008, R$25.2 billion on December 31, 2009 and R$30.3 billon on December 31, 2010, representing 11%, 15% and 14% of total deposits, respectively.  The variation from December 31, 2009 to December 31, 2010 is mainly explained by the reduced local interest rate levels in 2010, which reduced the attractiveness of other fixed income investments, fostering a migration to saving accounts. Saving accounts are the most popular investment in Brazil, which makes them the natural saving instrument for the increasing new entrants in the banking system. The increases from December 31, 2007 through December 31, 2009 reflected migration from investment funds towards lower risk bank deposits initially driven by a “flight to quality” (or movement to institutions and investment products perceived as being lower-risk), which continued until the end of 2008,  thereafter, increases were mainly due to the decline in the rates of return on fixed income investments due to the reduction of local interest rates, which caused regular saving accounts to be more attractive to investors.

Customer Time Deposits

 Our balance of customer time deposits was R$88.9 billion on December 31, 2008, R$74.6 billion on December 31, 2009 and R$69.0 billon on December 31, 2010, representing 49%, 44% and 33% of total deposits, respectively. The decrease in the total volume of customer’s time deposits in 2010 mainly resulted from our strategy to increase funding from repurchase agreements linked to “debentures”.

Customer Deposits - Repurchase Agreements

 We maintain a portfolio of Brazilian public and private liquid debt instruments used to obtain overnight funds from other financial institutions or investment funds by selling such securities and simultaneously agreeing to repurchase them.  Due to the short‑term (overnight) nature of this funding source, such transactions are volatile, and are composed, generally, of Brazilian public securities.  Securities sold under repurchase agreements increased from R$30.7 billion on December 31, 2008 to R$34.4 billion on December 31, 2009 and R$52.6 billon on December 31, 2010, representing 17%, 20% and 25% of total deposits, respectively. The variation in 2010 was mainly as a result of an increase in funding from repurchase agreements linked to debentures, which are similar to time deposits. The variation from December 31, 2008 to December 31, 2009 was mainly movement of customer funds out of mutual funds and other similar vehicles into lower-risk bank deposits as well as a “flight to quality” as Brazilian customers moved their savings to larger financial institutions.  Excluding the effect of the acquisition of Banco Real, securities sold under repurchase agreements were R$14.4 billion as of December 31, 2008, representing 16% of total funding as of December 31, 2008.

Other Funding

      Marketable Debt Securities

As of December 31, 2010, we had R$20.1 billion in funds from issuance of marketable debt securities, representing 8.4% of our total funding. This amount includes (1) R$905 million in Agribusiness Credit Notes (Letra de Crédito do Agronegócio), which are credit notes that are freely negotiable and represent an unconditional promise of payment in cash, issued exclusively by financial institutions, related to credit rights originated from transactions conducted between rural producers and their cooperatives and agents of the agribusiness production chain; (2) R$7.6 billion of Real Estate Credit Notes – LCI related to credit rights originated from real estate transactions; (3) R$3.4 billion in bonds and other securities; (4) R$6.6 billion in Financial Bills; and (5) R$1.6 billion in securitization notes.

In 2010, the Central Bank of Brazil created a new product called Financial Bill (Letra Financeira) which has been used as a mechanism to develop the long term funding market and can be a very important instrument to develop a secondary bond market (that currently does not exist locally in Brazil). Main features are a minimum tenor of 2 years, minimum denomination of R$300,000 and the issuer being allowed to redeem only 5% of the issued amount.

Subordinated Debt

In December 31, 2010 our subordinated debt included R$9.7 billion in certificates of deposits indexed to CDI and IPCA, a R$1.6 billion decrease from the outstanding volume of subordinated debt on December 31, 2009.

During 2010 we fully redeemed our U.S.$500 million perpetual bond issued in the off-shore market in 2009 and a local subordinated debt of R$1.5 billion.

Contractual Obligations

Our contractual obligations at December 31, 2010 are summarized as follows:

	At December 31, 2010
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions of R$)
Contractual Obligations

Deposits from credit institutions	42,392	30,520	10,669	525	678
Customer deposits	167,949	101,814	58,599	4,402	3,134
Marketable debt securities	20,087	9,642	7,422	2,482	541
Subordinated liabilities	9,695	–	3,010	1,903	4,782
Total	240,123	141,976	79,700	9,312	9,135

The above table does not reflect amounts that we may have to pay on derivative contracts.  The amounts ultimately payable will depend upon movements in financial markets.  The aggregate fair value of all our derivative contracts at December 31, 2010 was R$378 million, compared to R$702 million in 2009 and (R$2.1) billion in 2008.

In addition, we lease many properties under standard real estate lease contracts, which leases can be canceled at our option and include renewal options and escalation clauses. Total future minimum payments of non-cancelable operating leases as of December 31, 2010 were R$1.4 billion, of which R$436.3 million matures in up to 1 year, R$901.1 million from 1 year to up to 5 years and R$78.8 million after 5 years. Additionally, Banco Santander has contracts with indeterminate maturities, totaling R$2.7 million monthly rent corresponding to the contracts with this feature. Payment of operating leases recognized as expenses for the period were R$455.3 million.

Off-Balance Sheet Arrangements

We have entered, in the normal course of business, into several types of off-balance sheet arrangements, including lines and letters of credit and financial guarantees.

Lending-Related Financial Instruments and Guarantees

We utilize lines and letters of credit and financial guarantee instruments to meet the financing needs of our customers, the contractual amount of these financial instruments represents the maximum possible credit risk should the counterparty draw down the commitment or we fulfill our obligation under the guarantee, and the counterparty subsequently fails to perform according to the terms of the contract.  Most of these commitments and guarantees expire without the counterparty drawing on the credit line or a default occurring.  As a result, the total contractual amount of these instruments does not represent our future credit exposure or funding requirements.  Further, certain commitments, primarily related to consumer financing are cancelable, upon notice, at our option.

The following table sets forth the maximum potential amount of future payments under credit and financial guarantees.

	At December 31,
	2010	2009	2008	2007
	(millions of R$)
Contingent liabilities
Financial guarantees and other securities	22,122	20,506	24,765	14,835
Documentary credits	441	461	640	464
Total contingent liabilities	22,563	20,968	25,405	15,299
Commitments
Loan commitments drawable by third parties	93,472	77,789	68,778	18,090
Total commitments	93,472	77,789	68,778	18,090
Total	116,035	98,757	94,183	33,389

BANCO SANTANDER (BRASIL) S.A.
SELECTED STATISTICAL INFORMATION

The following information for Santander Brasil S.A. is included for analytical purposes and is derived from and should be read in conjunction with the financial statements contained elsewhere herein.

Average annual balance sheet data has been calculated based upon the average of the monthly of balances at 13 dates: at December 31 of the prior year and each of the month-end balances of the 12 subsequent months. Average income statement and balance sheet data and other related statistical information have been prepared on a consolidated annual basis. As from August 30, 2008, our consolidated financial information includes data of Banco Real. We believe that the average data set forth herein accurately reflect in all material respects our financial condition and results of operations at the dates and for the periods specified.

The selected statistical information set forth below includes information at and for the year ended December 31, 2006 derived from unaudited financial statements prepared in accordance with Brazilian GAAP. Because of the material differences in criteria and presentation between Brazilian GAAP and IFRS, such information is not comparable with the selected statistical data at and for the years ended December 31, 2010, 2009, 2008 and 2007. For a discussion of such differences, see note 46 to our financial statements. Accordingly, differences between amounts at and for the year ended December 31, 2006 and the amounts at and for the years ended December 31, 2010, 2009, 2008 and 2007 may be due to differences between Brazilian GAAP and IFRS as well as the evolution of our financial condition and results of operations during these years.

Average Balance Sheet and Interest Rates

The following tables show our average balances and interest rates for each of the periods presented. With respect to the tables below and the tables under “— Changes in Net Interest Income —Volume and Rate Analysis” and “— Assets — Earning Assets — Yield Spread”, (1) we have stated average balances on a gross basis, before netting our allowances for credit losses, except for the total average asset figures, which include such netting and (2) all average data have been calculated using month-end balances. We stop accruing interest on loans once they are more than 60 days past due. All our non-accrual loans are included in the table below under “other assets”.

	For the Year Ended December 31,
	2010			2009			2008
	Average		Average	Average		Average	Average		Average
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate

Assets and Interest Income
Cash and balances with the Brazilian Central Bank	37,421	3,590	9.6%	17,879	1,667	9.3%	19,102	2,270	11.9%
Loans and amounts due from credit institutions	22,815	1,398	6.1%	31,122	2,901	9.3%	17,390	1,819	10.5%
Loans and advances to customers	137,046	29,290	21.4%	126,712	29,470	23.3%	72,178	16,297	22.6%
Debt instruments	57,830	6,442	11.1%	45,530	5,202	11.4%	22,543	3,327	14.8%
Other interest-earning assets	-	189	-	-	103	-	-	55	-
Total interest-earning assets	255,112	40,909	16.0%	221,243	39,343	17.8%	131,213	23,768	18.1%
Equity instruments	19,684	52	0.3%	7,746	30	0.4%	2,250	37	1.6%
Investments in associates	421	-	-	506	-	-	255	-	-
Total earning assets	275,217	40,961	14.9%	229,495	39,373	17.2%	133,718	23,805	17.8%
Cash and balances with the Brazilian Central Bank	6,549	-		6,250	-		3,618	-
Loans and amounts due from credit institutions	1,064	-		3,152	-		677	-
Impairment losses	(9,119)	-		(8,765)	-		(4,272)	-
Other assets	31,889	-		33,007	-		16,488	-
Tangible assets	4,025	-		3,690	-		1,977	-
Intangible assets	31,660	-		31,345	-		11,415	-
Total average assets	341,285	40,961	12.0%	298,174	39,373	13.2%	163,621	23,805	14.5%

Liabilities and Interest Expense
Deposits from the Brazilian Central Bank	50	-	-	845	29	3.5%	14	-	-
Deposits from credit institutions	35,224	1,147	3.3%	21,474	1,179	5.5%	21,411	1,631	7.6%
Customer deposits	139,825	12,774	9.1%	139,917	13,164	9.4%	75,816	9,146	12.1%
Marketable debt securities	13,404	1,213	9.0%	11,420	1,048	9.2%	6,331	549	8.7%
Subordinated liabilities	9,953	999	10.0%	10,676	1,077	10.1%	5,883	690	11.7%
Other interest-bearing liabilities	-	682	-	-	679	-	-	314	-
Total interest-bearing liabilities	198,456	16,815	8.5%	184,332	17,176	9.3%	109,455	12,330	11.3%
Deposits from credit institutions	196	-		100	-		80	-
Customer deposits – demand deposits	14,287	-		13,000	-		7,112	-
Other liabilities	56,467	-		44,546	-		23,863	-
Non-controlling interests	4	-		4	-		1	-
Equity	71,875	-		56,192	-		23,110	-
Total average liabilities and equity	341,285	16,815	4.9%	298,174	17,176	5.8%	163,621	12,330	7.5%

Changes in Net Interest Income — Volume and Rate Analysis

The following tables allocate the changes in our net interest income between changes in average volume and changes in average rate for the year ended December 31, 2010 compared to the year ended December 31, 2009 and for the year ended December 31, 2009 compared to the year ended December 31, 2008. We have calculated volume variances based on movements in average balances over the period and rate variance based on changes in interest rates on average interest-earning assets and average interest-bearing liabilities. We have allocated variances caused by changes in both volume and rate to volume. You should read the following tables and the footnotes thereto in light of our observations noted in “— Average Balance Sheet and Interest Rates”.

	2010/2009			2009/2008
	Increase (Decrease) due to changes in			Increase (Decrease) due to changes in
	Volume	Rate	Net Change	Volume	Rate	Net Change
Interest and Similar Income	(in millions of Reais)			(in millions of Reais)
Interest-earning assets
Cash and balances with the Brazilian Central Bank	1,873	50	1,923	(138)	(465)	(603)
Loans and amounts due from credit institutions	(658)	(845)	(1,503)	1,299	(216)	1,083
Loans and advances to customers	2,306	(2,485)	(179)	12,669	505	13,174
Debt instruments	1,373	(133)	1,240	2,765	(891)	1,874
Other interest-earning assets	86	-	86	49	-	49
Total interest-earning assets	4,980	(3,413)	1,567	16,644	(1,067)	15,577
Investments in associates	34	(12)	22	38	(45)	(7)
Total earning assets	5,014	(3,425)	1,589	16,682	(1,112)	15,570

Interest Expense and Similar Charges
Interest-bearing liabilities
Deposits from the Brazilian Central Bank	(14)	(15)	(29)	29	-	29
Deposits from credit institutions	577	(609)	(32)	5	(456)	(451)
Customer deposits	(9)	(382)	(391)	6,382	(2,364)	4,018
Marketable debt securities	180	(14)	166	465	34	499
Subordinated liabilities	(73)	(4)	(77)	495	(108)	387
Other interest-bearing liabilities	1	-	1	366	-	366
Total interest-bearing liabilities	662	(1,024)	(362)	7,742	(2,894)	4,848

ASSETS

Earning Assets — Yield Spread

The following tables analyze our average earning assets, interest income and dividends on equity securities and net interest income and shows gross yields, net yields and yield spread for each of the periods indicated. You should read this table and the footnotes thereto in light of our observations noted in “— Average Balance Sheet and Interest Rates”.

	As of December 31,
	2010	2009	2008
	(in millions of Reais, except percentages)

Average earning assets	275,217	229,495	133,718
Interest and dividends on equity securities (1)	40,961	39,373	23,805
Net interest income	24,095	22,167	11,438
Gross yield (2)	14.9%	17.2%	17.8%
Net yield (3)	8.8%	9.7%	8.6%
Yield spread (4)	6.4%	7.8%	6.5%

(1)Dividends on equity securities include dividends from companies accounted for by the equity method.
(2)Gross yield is the quotient of interest and dividends on equity securities divided by average earning assets.
(3)Net yield is the quotient of net interest income divided by average earning assets.
(4) Yield spread is the difference between gross yield on earning assets and the average cost of interest-bearing liabilities.

Return on Equity and Assets

The following tables present our selected financial ratios for the periods indicated.

	As of December 31,
	2010	2009	2008

ROA: Return on average total assets	2.2%	1.8%	1.5%
ROE: Return on average shareholders’ equity	10.3%	9.8%	10.3%
Average shareholders’ equity as a percentage of average total assets	21.1%	18.8%	14.1%
Payout (1)	47.9%	26.8%	35.8%

(1) Divided payout ratio (dividends declared per share divided by net income per share).

Interest-Earning Assets

The following table shows the percentage mix of our average interest-earning assets for the years indicated. You should read this table in light of our observations noted in “— Average Balance Sheet and Interest Rates”.

	As of December 31,
	2010	2009	2008

Cash and balances with the Brazilian Central Bank	14.7%	8.1%	14.6%
Loans and amounts due from credit institutions	8.9%	14.1%	13.3%
Loans and advances to customers	53.7%	57.2%	54.9%
Debt instruments	22.7%	20.6%	17.2%
Total interest-earning assets	100.0%	100.0%	100.0%

Loans and Amounts due from Credit Institutions

The following tables show our short-term funds deposited with other banks at each of the dates indicated.

	As of December 31,
	2010	2009	2008
	(in millions of Reais)

Time deposits	9,110	9,945	10,703
Reverse repurchase agreements	600	6,160	4,583
Escrow deposits	7,317	6,192	6,201
Cash and Foreign currency investments	5,827	3,493	10,689
Other accounts	144	412	1,563
Total	22,998	26,202	33,739

Investment Securities

At December 31, 2010, the book value of the investment securities was R$84.7 billion (representing 22.6% of our total assets in the period). Brazilian government securities totaled R$55.8 billion, or 65.9%, of our investment securities at December 31, 2010. For a discussion of how the investment securities are valuated, see notes 6 and 7 to the financial statements.

The following tables shows the carrying amounts of our investment securities by type and residence of the counterparty at each of the indicated dates:

	As of December 31,
	2010	2009	2008
	(in millions of Reais)
Debt securities
Government securities - Brazil	55,444	53,620	37,092
Government securities - other countries	379	366	401
Other debt securities	6,433	3,554	2,132
Total domestic	62,256	57,540	39,625
Less-allowance for credit losses	-	(30)	(29)
Total debt securities	62,256	57,510	39,596
Equity securities
Shares of Brazilian companies	1,153	1,471	1,016
Shares of foreign companies	1	68	312
Investment fund units and shares (1)	21,282	16,453	595
Total equity securities	22,436	17,992	1,923
Total investment securities	84,692	75,502	41,519

(1) Includes Investment fund units Guarantors of Benefit Plans - PGBL/VGBL, related to the liabilities for insurance contracts.

As of December 31, 2010 we held no securities of single issuers or related groups of companies whose the aggregate book or market value exceed 10% of our stockholders’ equity, other than the Brazilian government securities, which represented 76.9% of our stockholders’ equity. Total debt securities was 85.8% of the stockholders’ equity.

The following table analyzes the maturities and weighted average yields of our debt investments securities (before impairment allowance) at December 31, 2010. Yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect on such calculation is not material.

	As of December 31, 2010
	Maturing within 1 Year	Maturing between 1 and 5 Years	Maturing between 5 and 10 Years	Maturing after 10 Years	Total	Average Yield %
	(in millions of Reais)
Debt Securities
Government securities - Brazil	8,018	40,899	3,159	3,368	55,444	11.7%
Government securities - other countries	379	-	-	-	379	7.8%
Other debt securities	1,764	2,443	2,064	162	6,433	10.6%
Total debt investment securities	10,161	43,342	5,223	3,530	62,256	11.5%

Loan Portfolio

At December 31, 2010, our total loans and advances to customers were R$160.6 billion (42.9% of our total assets). Net of allowances for credit losses, loans and advances to customers were R$151.4 billion at December 31, 2010 (40.4% of our total assets). In addition to loans, we had outstanding at December 31, 2010, 2009, 2008 and 2007, R$93.5 billions, R$77.8 billion, R$68.8 billion and R$19.6 billion, respectively, of loan commitments drawable by third parties.

Types of Loans

Substantially all of our loans are to borrowers domiciled in Brazil and are denominated in reais. The following tables analyze our loans and advances to customers (including securities purchased under agreements to resell), by type of customer loan, at each of the dates indicated. For each category of loan, we maintain specific risk management policies in line with the standards of the Santander Group and as managed and monitored by our board of directors through the credit committee. Our credit approval processes for each category of loan are structured primarily around our business segments.

The Bank has a diversified loan portfolio with no specific concentration exceeding 10% of total loans.

	As of December 31,
	2010	2009	2008	2007
		(in millions of Reais)

Commercial, financial and industrial (1)	78,101	66,601	76,407	32,879
Real estate-construction (2)	5,392	3,828	2,469	301
Real estate-mortgage (3)	6,698	5,226	4,472	1,692
Installment loans to individuals (4)	60,251	49,103	46,857	16,178
Lease financing (5)	10,116	13,636	12,444	402
Loans and advances to customer, gross (6)	160,558	138,394	142,649	51,452
Impairment losses	(9,192)	(10,070)	(8,181)	(2,249)
Loans and advances to customer, net	151,366	128,324	134,468	49,203

(1) Includes primarily loans to small and medium-sized businesses, or SMEs, in our Commerical Banking segment, and to Global Banking & Markets, or GB&M, corporate and business enterprise customers in our Wholesale Global Banking segment. The principal products offered to SMEs in this category include revolving loans, overdraft facilities, installment loans, working capital and equipment finance loans. Credit approval for SMEs is based on customer income, business activity, collateral coverage and internal and external credit scoring tools. Collateral on commercial, financial and industrial lending to SMEs generally includes receivables, liens, pledges, guarantees and mortgages, with coverage generally ranging from 100% to 150% of the loan value depending on the risk profile of the loan. Our Wholesale Global Banking customers are offered a range of loan products ranging from typical corporate banking products (installment loans, working capital and equipment finance loans) to more sophisticated products (derivative and capital markets transactions). As Wholesale Global Banking customers tend to be larger businesses, credit approval is based on customer credit quality as evaluated by a specialized teams of risk analysts taking account of, among other things, business revenues and credit history of each customer. Underwriting policies for this category of loans to our Wholesale Global Banking customers are focused on the type of guarantee or collateral provided. Certain loans (BNDES products) are generally secured by liens on financed machinery and equipment, though guarantees may also be provided as additional security.
(2) Includes construction loans made principally to real estate developers that are SMEs and corporate customers in our Wholesale Global Banking Segment. Credit approval is carried out by a specialized team of risk analysts which follows a specific set of underwriting standards and analysis of each customer based on, among other things, business revenues and credit history. Loans in this category are generally secured by mortgages and receivables, though guarantees may also be provided as additional security.
(3) Includes loans on residential real estate to individuals. Credit approval policies in this category are determined by reference to the type of lending product being offered, the type and location of the real estate, the revenue or income of the business or customer, respectively, requesting the loan and internal and external credit scoring information. All loans granted under this category are secured by the financed real estate. Loan to value ratios for loans in this category are generally limited to 80% and the average loan to value ratio for new loans is approximately between 50% and 60%.
(4) Consists primarily of unsecured personal installment loans (including loans, the payments for which are automatically deducted from a customer’s payroll), revolving loans, overdraft facilities, consumer finance facilities and credit cards. Credit approval in this category is based on individual income, debt to income ratio and internal and external credit scoring models. Credit approval for many of these types of loans is based on automatic scoring models, with pre-set lending limits based on credit scores. For example, the maximum lending amount on revolving loans and overdraft facilities may vary from between 50% and 250% of an individual’s monthly income, depending on the specific product and credit score of the individual.
(5) Includes primarily automobile leases and loans to individuals. Credit approval is based both on an automatic scoring model using external credit scores and on evaluation by our branch personnel following our risk management policies. The vehicle financed acts as collateral for the particular loan granted.
(6) Includes the debit balances (financial assets) of all the credit and loans granted by the Bank, including money market operations through central counterparties, except for credit of any nature in the name of credit institutions or those represented by securities.

BRGAAP
As of December 31, 2006
(In millions of R$)

Commercial, financial and industrial	23,571
Real estate	1,232
Installment loans to individuals	12,303
Lease financing	403
Loans and advances to customer, gross (1)	37,509
Allowance for possible loan losses	(1,622)
Loans and advances to customer, net of allowances	35,887

(1) Includes all loans granted by the Bank, considered as credit portfolio under Central Bank Resolution No. 2,682. Certain assets accounted for as loans under IFRS are not so accounted under BRGAAP.

Maturity

The following tables sets forth an analysis by maturity of our loans and advances to customers by type of loan at December 31, 2010:

	Maturity
	Less than one year		One to five years		Over five years		Total
		%of		%of		%of		%of
	Balance	Total	Balance	Total	Balance	Total	Balance	Total
			(in millions of Reais, except percentages)

Commercial, financial and industrial	51,979	52.8%	24,216	43.3%	1,906	30.7%	78,101	48.6%
Real estate	4,155	4.2%	4,116	7.4%	3,819	61.4%	12,090	7.5%
Installment loans to individuals	37,298	37.9%	22,462	40.2%	491	7.9%	60,251	37.5%
Lease financing	5,024	5.1%	5,090	9.1%	2	0.0%	10,116	6.3%
Loans and advances to customer, gross	98,456	100.0%	55,884	100.0%	6,218	100.0%	160,558	100.0%

Fixed and Variable Rate Loans

The following table sets forth a breakdown of our fixed and variable rate loans having a maturity of more than one year at December 31, 2010:

Fixed and variable rate loans
having a maturity of more than one year
(in millions of Reais)

Fixed rate	34,512
Variable rate	27,590
Total	62,102

Cross-Border Outstandings

The following table sets forth, at the dates indicated, the aggregate amount of our cross-border outstandings (which consist of loans, interest-bearing deposits with other banks, acceptances and other monetary assets denominated in a currency other than the home-country currency of the office where the item is booked) where outstandings in the borrower’s country exceeded 0.75% of our total assets. Cross-border outstandings do not include local currency loans made by subsidiary banks in other countries to the extent that such loans are funded in the local currency or hedged. As a result, they do not include the majority of the loans by our Cayman branch.

	As of December 31,
	2010		2009		2008
		%of Total		%of Total		%of Total
	Balance	Assets	Balance	Assets	Balance	Assets
	(in millions of Reais, except percentages)
OECD countries(1) :
Austria	379	0.1%	571	0.2%	4,937	1.7%
Spain	954	0.3%	1,289	0.4%	3,734	1.3%
United States	1,630	0.4%	2,383	0.8%	1,288	0.4%
Netherlands	3,825	1.0%	-	0.0%	-	0.0%
Other OECD countries(2)	227	0.1%	673	0.2%	1,495	0.5%
Total OECD	7,015	1.9%	4,916	1.6%	11,454	3.9%

Non-OECD countries:
Latin American countries(2)	66	0.0%	79	0.0%	147	0.1%
Cayman Island	4,175	1.1%	3,615	1.1%	-	0.0%
Other(2)	135	0.0%	258	0.1%	2,182	0.7%
Total non-OECD	4,376	1.2%	3,952	1.2%	2,329	0.8%
Total	11,391	3.0%	8,868	2.8%	13,783	4.7%

(1) The Organization for Economic Cooperation and Development.
(2) Aggregate outstandings in any single country in this category do not exceed 0.75% of our total assets.

The following table sets forth the amounts of our cross-border outstandings at December 31, 2010, 2009 and 2008 by type of borrower where outstandings in the borrower’s country exceeded 0.75% of total assets.

	Government	Banks and Other Financial Institutions	Commercial and Industrial	Other loans	Total
		(in millions of Reais)

2008
Austria	401	-	4,536	-	4,937
Spain	-	3,730	4	-	3,734
Total	401	3,730	4,540	-	8,671

2009
United States	-	2,239	-	144	2,383
Cayman Island	496	-	3,075	44	3,615
Total	496	2,239	3,075	188	5,998

2010
United States	-	1,314	-	316	1,630
Netherlands	-	120	3,705	-	3,825
Cayman Island	542	12	3,621	-	4,175
Total	542	1,446	7,326	316	9,630

Movements in Allowances for Credit Losses

The following tables analyze movements in our allowances for credit losses for the periods indicated.

	As of December 31,
	2010	2009	2008	2007
		(in millions of Reais)

Balance at beginning of year	10,070	8,181	2,249	2,170
Inclusion of entities in the Bank in the year	-	-	4,717	-
Impairment losses charged to income for the year	9,051	10,520	4,534	2,474
Write-off of impaired balances against recorded impairment allowance	(9,929)	(8,631)	(3,319)	(2,395)
Balance at end of year	9,192	10,070	8,181	2,249

BRGAAP
As of December 31, 2006
(In millions of R$)

Balance at beginning of year	1,197
Net additions	1,522
Charge offs	(1,097)
Balance at end of year	1,622

The tables below show a breakdown of recoveries, net provisions and charge-offs against credit loss allowance by type of borrower for the periods indicated:

	As of December 31,
	2010	2009	2008	2007
		(in millions of Reais)

Recoveries of loans previously charged off (1)	819	537	430	294
Commercial, financial and industrial	89	42	144	101
Real estate – mortgage	69	58	29	11
Installment loans to individuals	635	420	246	163
Lease finance	26	17	11	19
Acquired companies	-	-	4,717	-
Commercial, financial and industrial	-	-	1,988	-
Real estate – mortgage	-	-	48	-
Installment loans to individuals	-	-	2,610	-
Lease finance	-	-	71	-
Impairment losses charged to income for the year (1)	9,051	10,520	4,534	2,474
Commercial, financial and industrial	3,098	3,071	1,453	261
Real estate – mortgage	71	28	26	6
Installment loans to individuals	5,780	7,198	2,951	2,180
Lease finance	102	223	104	27
Write-off of impaired balances against recorded impairment allowance	(9,929)	(8,631)	(3,319)	(2,395)
Commercial, financial and industrial	(3,209)	(3,073)	(739)	(310)
Real estate – mortgage	(42)	(31)	(13)	(7)
Installment loans to individuals	(6,509)	(5,377)	(2,513)	(2,028)
Lease finance	(169)	(150)	(54)	(50)

(1) Impairment losses on financial assets, net, as reported in our consolidated financial statements, reflects net provisions for credit losses less recoveries of loans previously charged off.

BRGAAP
As of December 31, 2006
(In millions of R$)

Recoveries of loans previously charged off	355
Commercial, financial and industrial	147
Real estate – mortgage	15
Installment loans to individuals	175
Lease finance	18
Impairment losses charged to income for the year	1,522
Commercial, financial and industrial	376
Real estate – mortgage	13
Installment loans to individuals	1,087
Lease finance	46
Write-off of impaired balances against recorded impairment allowance	(1,098)
Commercial, financial and industrial	(227)
Real estate – mortgage	(13)
Installment loans to individuals	(833)
Lease finance	(25)

The tables below show a breakdown of allowances for credit losses by type of borrowers and the percentage of loans in each category as a share of total loans at the date indicated:

	As of December 31,
	2010	%of total loans	2009	%of total loans	2008	%of total loans	2007	%of total loans
			(in millions of Reais, except percentages)
Borrowers
Commercial, financial and industrial	3,274	52.0%	3,386	50.9%	3,387	55.3%	686	64.5%
Mortgage loans	119	4.2%	90	3.8%	94	3.1%	33	3.3%
Installment loans to individuals	5,608	37.5%	6,336	35.5%	4,515	32.8%	1,467	31.4%
Lease financing	191	6.3%	258	9.9%	185	8.7%	63	0.8%
Total	9,192	100.0%	10,070	100.0%	8,181	100.0%	2,249	100.0%

	BRGAAP
	As of December 31,
	2006	%of total loans
	(in millions of Reais, except percentages)
Borrowers
Commercial and industrial	432	62.9%
Mortgage loans	20	3.3%
Installment loans to individuals	1,102	32.8%
Lease financing	68	1.0%
Total	1,622	100.0%

Impaired Assets

The following tables show our impaired assets, excluding country-risk.

	As of December 31,
	2010	2009	2008	2007
Non-performing assets	(in millions of Reais, except percentages)

Past-due and other non-performing assets (1)	9,348	9,899	7,730	2,093
Non-performing assets as a percentage of total loans	5.8%	7.2%	5.4%	4.1%
Net loan charge-offs as a percentage of total loans	6.2%	6.2%	2.3%	4.7%

(1) Includes at December 31, 2010, R$927 million of doubtful loans (2009 - R$484 million, 2008 - R$1,260 million and 2007 - R$66 million) that were not past-due and therefore were accounted for on an accrual basis. In the period ended December 31, 2010, the amount of interest owed on non-accruing assets that would have been recorded had such assets accrued interest from January 1, 2010 would have been R$9,589 million, in January 1, 2009 would have been R$2,005 million and in January 1, 2008 would have been R$658 million. No loan that was more than 60 days past due was accounted for on an accrual basis.

BRGAAP
As of December 31, 2006
(In millions of R$, except percentages)
Non-performing assets
Past-due and other non-performing assets	1,796
Non-performing loans as a percentage of total loans	4.8%
Net loan charge-offs as a percentage of total loans	2.9%

Evolution of Impaired Assets

The following tables show the movement in our impaired assets (excluding country risk):

	As of December 31,
	2010	2009	2008	2007
		(in millions of Reais)

Balance at beginning of year	9,899	7,730	2,093	2,010
Net additions	9,378	10,800	5,035	2,478
Writeoffs	(9,929)	(8,631)	(3,319)	(2,395)
Increase in scope of consolidation	-	-	3,921	-
Balance at end of year	9,348	9,899	7,730	2,093

BRGAAP
As of December 31, 2006
(In millions of R$)

Balance at beginning of year	1,225
Net additions	1,668
Writeoffs	(1,097)
Balance at end of year	1,796

Santander combined its best practices on credit risk management with those from Banco Real during 2010, strengthening its commitment on credit growth with prudence and market knowledge. As a result, the decision making process on lending (for some levels), was decentralized this year, improving the branches autonomy. In addition, the organization was reinforced with a new team fully dedicated to development management systems and structures, in order to assure the best deals for the bank.

Santander has reaped the results of the implemented actions to restrain the international financial crisis in 2009, reversing the evolution of the default rate consequently. Along with the positive scenario of the Brazilian economy, Santander noticed growth on the credit portfolio in an accelerated, steady and good-quality way.

Focusing on increasing credit portfolio and reducing default rates, the adopted measures were important to strengthen the credit recovery business in an effective and consistent manner. As a result, Santander observed nonperforming assets and default rates decreased in line with its peers – reversing the trend observed until the third quarter of 2009, when reached its peak – confirming the improvement of our credit portfolio.

Nonperforming assets decreased R$551 million (-5.6%) in the year ended in December 31, 2010, compared to the year ended on December 31, 2009.  The main decreased occurred in the individuals portfolio, with figures of R$472 million, representing a decrease of 8.8%.

The following table sets forth our non-performing assets by type of loan for each of the dates indicated:

	As of December 31,
	2010	2009	2008	2007
		(in millions of Reais)
Impaired assets
Commercial, financial and industrial	3,563	3,618	2,730	502
Real estate — mortgage	150	109	74	23
Installment loans to individuals	4,863	5,335	4,528	1,558
Lease financing	772	837	398	10
Total	9,348	9,899	7,730	2,093

Impaired Asset Ratios

The following tables show the ratio of our impaired assets to total computable credit risk and our coverage ratio at the dates indicated:

	As of December 31,
	2010	2009	2008	2007
	(in millions of Reais, except percentages)

Computable credit risk (1)	183,121	159,362	164,695	64,558
Non-performing assets	9,348	9,899	7,730	2,093
Allowances for credit losses	9,192	10,070	8,181	2,249
Ratios
Non-performing assets to computable credit risk	5.1%	6.2%	4.7%	3.2%
Coverage ratio (2)	98.3%	101.7%	105.8%	107.5%

(1) Computable credit risk is the sum of the face amounts of loans and leases (including non-performing assets but excluding country risk loans), guarantees and documentary credits.

(2) Allowances for non-performing assets as a percentage of non-performing assets.

BRGAAP
As of December 31, 2006
(In millions of R$, except percentages)

Computable credit risk (1)	37,509
Non-performing assets	1,796
Allowances for credit losses	1,622
Ratios
Non-performing assets to computable credit risk	4.8%
Coverage ratio (2)	90.3%

(1) Computable credit risk is the sum of the face amounts of loans and leases (including non-performing assets), guarantees and documentary credits.
(2) Allowances for credit losses as a percentage of non-performing assets.

Non-current assets held for sale

The following tables show the movements in Non-current assets held for sale at the dates indicated.

	As of December 31,
	2010	2009	2008
	(in millions of Reais, except percentages)

Balance at beginning of year	356	291	193
Foreclosures loans and other assets transferred	38	229	167
Disposals	(226)	(183)	(166)
Acquired companies	-	19	97
Final balance, gross	168	356	291
Impairment losses	(101)	(184)	(178)
Impairment as a percentage of foreclosed assets	60.1%	51.7%	61.2%
Balance at end of year	67	172	113

LIABILITIES

Deposits

The principal components of our deposits are customer demand, time and notice deposits, and international and domestic interbank deposits. Our retail customers are the principal source of our demand, time and notice deposits.

The following tables analyze our deposits at the dates indicated.

	As of December 31,
	2010	2009	2008
	(in millions of Reais)
Deposits from central banks and credit institutions
Time deposits	28,867	20,838	26,721
Demand deposits	344	195	66
Repurchase agreements	13,180	164	31
Total	42,391	21,197	26,818
Customer deposits
Current accounts	16,132	15,140	15,298
Savings accounts	30,303	25,216	20,643
Time deposits	68,916	74,634	88,879
Repurchase agreements	52,598	34,450	30,675
Total	167,949	149,440	155,495
Total deposits	210,340	170,637	182,313

The following tables show the maturity of time deposits (excluding inter-bank deposits) in denominations of U$100,000 or more at the dates indicated. Large denomination customer deposits may be a less stable source of funds than demand and savings deposits.

	As of December 31, 2010
	Domestic	International
	(in millions of Reais)

Under 3 months	6,719	3,779
3 to 6 months	3,035	1,478
6 to 12 months	7,853	42
Over 12 months	28,383	-
Total	45,990	5,299

Short-Term Borrowings

The following tables show our short-term borrowings consisting of Brazilian government securities that we sold under agreements to repurchase for purpose of funding our operations.

	As of December 31,
	2010		2009		2008
	Amount	Average Rate	Amount	Average Rate	Amount	Average Rate
	(in millions of Reais, except percentages)
Securities sold under agreements to repurchase
At December, 31	65,778	9.8%	34,614	9.9%	30,706	13.6%
Average during the period	53,623	10.3%	32,493	11.5%	19,639	12.0%
Maximum month-end balance	68,734		37,214		31,058
Total short-term borrowings at year end	65,778		34,614		30,706

BANCO SANTANDER (BRASIL) S.A

Deloitte Touche Tohmatsu Rua José Guerra, 127 04719-030 - São Paulo - SP Brasil Tel.: +55 (11) 5186-1000 Fax: +55 (11) 5181-2911 www.deloitte.com.br
(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS’ REPORT

To the Management and Shareholders of

Banco Santander (Brasil) S.A.

São Paulo - SP

We have examined the consolidated financial statements of Banco Santander (Brasil) S.A. and subsidiaries (“Bank”), consisting of the consolidated balance sheet as of December 31, 2010 and the related consolidated statements of income, consolidated statements of recognized income and expense, changes in stockholders’ equity and cash flows for the year then ended, and a summary of the significant accounting practices and other notes to the financial statements.

Management’s responsibility for the financial statements

The Bank’s Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) and for the internal control as Management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Independent auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit, which was conducted in accordance with Brazilian and international standards on auditing. These standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. An audit involves performing selected procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement in the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Bank’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by Management, as well as evaluating the overall presentation of the financial statements taken as a whole.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to in paragraph 1 present fairly, in all material respects, the consolidated financial position of Banco Santander (Brasil) S.A. and subsidiaries as of December 31, 2010, and the results of their operations and their cash flows for the year then ended, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board - IASB.

The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, February 22, 2011

/s/ DELOITTE TOUCHE TOHMATSU	/s/ Francisco Antonio Maldonado Sant'Anna
DELOITTE TOUCHE TOHMATSU	Francisco Antonio Maldonado Sant’Anna
Auditores Independentes	Engagement Partner

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED BALANCE SHEETS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Thousands of Brazilian Reais - R$)

ASSETS	Note	2010	2009

CASH AND BALANCES WITH THE BRAZILIAN CENTRAL BANK	4	56,800,151	27,269,012

FINANCIAL ASSETS HELD FOR TRADING		24,821,365	20,115,652
Loans and amounts due from credit institutions	5	47,662	67,170
Debt instruments	6	16,472,413	12,554,035
Equity instruments	7	3,283,931	2,544,441
Trading derivatives	8	5,017,359	4,950,006

OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS		17,939,781	16,294,460
Loans and amounts due from credit institutions	5	292,034	1,907,265
Loans and advances to customers	9	-	389,113
Debt instruments	6	224,388	210,973
Equity instruments	7	17,423,359	13,787,109

AVAILABLE-FOR-SALE FINANCIAL ASSETS		47,206,019	46,406,120
Debt instruments	6	45,477,982	44,745,924
Equity instruments	7	1,728,037	1,660,196

LOANS AND RECEIVABLES		174,106,525	152,162,954
Loans and amounts due from credit institutions	5	22,658,520	24,228,143
Loans and advances to customers	9	151,366,561	127,934,811
Debt instruments	6	81,444	-

HEDGING DERIVATIVES	8	115,640	163,425

NON-CURRENT ASSETS HELD FOR SALE	10	66,821	171,464

INVESTMENTS IN ASSOCIATES	11	370,586	419,122

TANGIBLE ASSETS	12	4,518,109	3,701,769

INTANGIBLE ASSETS		31,962,619	31,617,939
Goodwill	13	28,312,236	28,312,236
Other intangible assets	14	3,650,383	3,305,703

TAX ASSETS		14,842,066	15,779,222
Current		1,217,186	2,162,063
Deferred	23	13,624,880	13,617,159

OTHER ASSETS	15	1,913,001	1,871,437

TOTAL ASSETS		374,662,683	315,972,576

The accompanying Notes and Appendix I are an integral part of these consolidated financial statements.

LIABILITIES AND EQUITY	Note	2010	2009

FINANCIAL LIABILITIES HELD FOR TRADING		4,784,653	4,434,734
Trading derivatives	8	4,755,314	4,401,709
Short positions	8	29,339	33,025

OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS		-	1,795
Deposits from credit institutions	16	-	1,795

FINANCIAL LIABILITIES AT AMORTISED COST		253,340,771	203,567,734
Deposits from the Brazilian Central Bank	16	-	240,113
Deposits from credit institutions	16	42,391,572	20,955,846
Customer deposits	17	167,949,201	149,440,156
Marketable debt securities	18	20,086,645	11,439,010
Subordinated liabilities	19	9,695,105	11,304,445
Other financial liabilities	20	13,218,248	10,188,164

HEDGING DERIVATIVES	8	112	9,806

LIABILITIES FOR INSURANCE CONTRACTS	21	19,643,129	15,527,197

PROVISIONS		9,395,161	9,480,262
Provisions for pensions funds and similar obligations	22	1,190,108	1,096,799
Provisions for contingent liabilities, commitments and other provisions	22	8,205,053	8,383,463

TAX LIABILITIES		10,529,625	9,456,537
Current		6,249,466	5,588,680
Deferred	23	4,280,159	3,867,857

OTHER LIABILITIES	24	3,605,838	4,227,768

TOTAL LIABILITIES		301,299,289	246,705,833

SHAREHOLDERS' EQUITY	27	72,571,563	68,706,363
Share capital		62,634,585	62,612,455
Reserves		6,094,885	2,161,302
Profit for the year attributable to the Parent		7,382,093	5,507,606
Less: dividends and remuneration		(3,540,000)	(1,575,000)

VALUATION ADJUSTMENTS	25	783,755	559,042
Available-for-sale financial assets		949,597	791,966
Cash flow hedges		(165,842)	(232,924)

NON-CONTROLLING INTERESTS	26	8,076	1,338

TOTAL EQUITY		73,363,394	69,266,743
TOTAL LIABILITIES AND EQUITY		374,662,683	315,972,576

The accompanying Notes and Appendix I are an integral part of these consolidated financial statements.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
(Thousands of Brazilian Reais - R$, except for per share data)

	Note	2010	2009	2008

Interest and similar income	30	40,909,204	39,342,956	23,767,814
Interest expense and similar charges	31	(16,814,126)	(17,175,865)	(12,329,845)
NET INTEREST INCOME		24,095,078	22,167,091	11,437,969
Income from equity instruments	32	51,721	29,903	36,972
Income from companies accounted for by the equity method	11	43,942	295,414	112,330
Fee and commission income	33	7,833,293	7,148,164	4,809,014
Fee and commission expense	34	(997,785)	(910,402)	(555,311)
Gains (losses) on financial assets and liabilities (net)	35	1,458,150	2,716,323	(1,286,113)
Financial assets held for trading		1,159,058	2,032,272	(1,214,846)
Other financial instruments at fair value through profit or loss		(26,828)	(10,132)	39,956
Financial instruments not measured at fair value through profit or loss		254,162	755,916	320,307
Other		71,758	(61,733)	(431,530)
Exchange differences (net)	36	416,900	(51,191)	1,475,779
Other operating income (expense)	37	(347,999)	(115,624)	(59,817)
TOTAL INCOME		32,553,300	31,279,678	15,970,823
Administrative expenses		(11,230,602)	(10,947,217)	(7,184,937)
Personnel expenses	38	(5,926,176)	(5,510,972)	(3,548,162)
Other administrative expenses	39	(5,304,426)	(5,436,245)	(3,636,775)
Depreciation and amortization	12 & 14	(1,237,410)	(1,248,612)	(846,005)
Tangible assets	12	(487,626)	(447,138)	(301,731)
Intangible assets	14	(749,784)	(801,474)	(544,274)
Provisions (net)	22	(1,974,326)	(3,480,693)	(1,230,317)
Impairment losses on financial assets (net)		(8,233,810)	(9,966,404)	(4,099,284)
Loans and receivables	9	(8,232,912)	(9,982,881)	(4,102,645)
Other financial instruments not measured at fair value through profit or loss		(898)	16,477	3,361
Impairment losses on other assets (net)		(20,600)	(900,554)	(77,277)
Other intangible assets		(813)	(859,216)	(52,002)
Other assets		(19,787)	(41,338)	(25,275)
Gains (losses) on disposal of assets not classified as non-current assets held for sale	40	(59,186)	3,369,301	6,611
Gains (losses) on non-current assets held for sale not classified as discontinued operations	41	199,137	31,630	9,219
OPERATING PROFIT BEFORE TAX		9,996,503	8,137,129	2,548,833
Income taxes	23	(2,613,929)	(2,629,165)	(170,207)
CONSOLIDATED PROFIT FOR THE YEAR		7,382,574	5,507,964	2,378,626
Profit attributable to the Parent		7,382,093	5,507,606	2,378,395
Profit attributable to non-controlling interests	26	481	358	231

EARNINGS PER SHARE (Reais)
Basic and Diluted earnings per 1,000 share (Reais - R$)
Common shares		17.67	15.32	11.59
Preferred shares		19.44	16.85	12.75
Profit attributable (Reais - R$)
Common shares		3,761,914	2,813,623	1,216,094
Preferred shares		3,620,179	2,693,983	1,162,301
Weighted average shares outstanding (in thousands) - basic and diluted
Common shares		212,841,732	183,650,861	104,926,194
Preferred shares		186,202,385	159,856,132	91,168,064

The accompanying Notes and Appendix I are an integral part of these consolidated financial statements.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
(Thousands of Brazilian Reais - R$)

	2010	2009	2008

CONSOLIDATED PROFIT FOR THE YEAR	7,382,574	5,507,964	2,378,626

OTHER RECOGNIZED INCOME AND EXPENSE	224,713	45,425	(1,023,427)
Available-for-sale financial assets	328,349	62,088	(1,099,982)
Valuation adjustments	582,511	818,004	(779,675)
Amounts transferred to income statement	(254,162)	(755,916)	(320,307)
Cash flow hedges	121,335	65,017	(447,792)
Valuation adjustments	121,335	65,017	(447,792)
Income taxes	(224,971)	(81,680)	524,347
TOTAL RECOGNIZED INCOME AND EXPENSE	7,607,287	5,553,389	1,355,199

Attributable to the Parent	7,606,806	5,553,031	1,354,968
Attributable to non-controlling interests	481	358	231
TOTAL	7,607,287	5,553,389	1,355,199

The accompanying Notes and Appendix I are an integral part of these consolidated financial statements.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED STATEMENT OF CHANGES IN TOTAL EQUITY FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
(Thousands of Brazilian Reais - R$)

	Equity Attributable to the Parent
	Shareholders' Equity

	Share Capital	Reserves	Treasury Shares	Profit Attributed to the Parent	Dividends and Remuneration	Total Shareholders' Equity	Valuation Adjustments	Total	Non-controlling Interests	Total Equity

Balances at December 31, 2007	8,331,448	701,800	-	1,902,999	(2,264,768)	8,671,479	1,537,044	10,208,523	57	10,208,580

Total recognized income and expense	-	-	-	2,378,395	-	2,378,395	(1,023,427)	1,354,968	231	1,355,199
Other changes in Equity
Appropriation of profit for the year	-	1,902,999	-	(1,902,999)	-	-	-	-	-	-
Dividends/Remuneration	-	(2,264,768)	-	-	811,723	(1,453,045)	-	(1,453,045)	-	(1,453,045)
Capital increase	38,820,753	900,000	-	-	-	39,720,753	-	39,720,753	-	39,720,753
Other	-	-	-	-	-	-	-	-	4,991	4,991
Balances at December 31, 2008	47,152,201	1,240,031	-	2,378,395	(1,453,045)	49,317,582	513,617	49,831,199	5,279	49,836,478

Total recognized income and expense	-	-	-	5,507,606	-	5,507,606	45,425	5,553,031	358	5,553,389
Other changes in Equity
Appropriation of profit for the year	-	2,378,395	-	(2,378,395)	-	-	-	-	-	-
Dividends/Remuneration	-	(1,453,045)	-	-	(121,955)	(1,575,000)	-	(1,575,000)	-	(1,575,000)
Capital increase	15,460,254	-	-	-	-	15,460,254	-	15,460,254	(4,046)	15,456,208
Acquisition of own shares	-	-	(1,948)	-	-	(1,948)	-	(1,948)	-	(1,948)
Other	-	(4,079)	1,948	-	-	(2,131)	-	(2,131)	(253)	(2,384)
Balances at December 31, 2009	62,612,455	2,161,302	-	5,507,606	(1,575,000)	68,706,363	559,042	69,265,405	1,338	69,266,743

Total recognized income and expense	-	-	-	7,382,093	-	7,382,093	224,713	7,606,806	481	7,607,287
Other changes in Equity
Appropriation of profit for the year	-	5,507,606	-	(5,507,606)	-	-	-	-	-	-
Dividends/Remuneration	-	(1,575,000)	-	-	(1,965,000)	(3,540,000)	-	(3,540,000)	-	(3,540,000)
Capital increase	22,130	(22,130)	-	-	-	-	-	-	-	-
Share-based payments	-	20,976	-	-	-	20,976	-	20,976	-	20,976
Other	-	2,131	-	-	-	2,131	-	2,131	6,257	8,388
Balances at December 31, 2010	62,634,585	6,094,885	-	7,382,093	(3,540,000)	72,571,563	783,755	73,355,318	8,076	73,363,394

The accompanying Notes and Appendix I are an integral part of these consolidated financial statements.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED CASH FLOW STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
(Thousands of Brazilian Reais - R$)

	Note	2010	2009	2008
1. CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated profit for the year		7,382,574	5,507,964	2,378,626
Adjustments to profit		11,415,282	10,885,192	5,108,513
Depreciation of tangible assets	12	487,626	447,138	301,731
Amortization of intangible assets	14-b	749,784	801,474	544,274
Impairment losses on other assets (net)		20,600	859,216	52,002
Provisions and Impairment losses on financial assets (net)		10,208,136	13,463,574	5,332,962
Gains (losses) on disposal of tangible assets, investments and non-current assets held for sale		(139,951)	(3,369,301)	(6,611)
Share of results of entities accounted for using the equity method	11	(43,942)	(295,414)	(112,330)
Changes in deferred tax assets and liabilities		112,053	(1,021,495)	(1,003,515)
Others		20,976	-	-
Net (increase) decrease in operating assets		(74,487,125)	(11,825,066)	(38,972,480)
Cash and Bank with the brazilian central bank		(45,103,539)	(1,588,979)	(958,826)
Financial assets held for trading		(4,705,713)	2,129,972	(1,450,457)
Other financial assets at fair value through profit or loss		(1,645,321)	78,642	(3,927,155)
Available-for-sale financial assets		(471,550)	(13,703,838)	(3,979,372)
Loans and receivables		(24,026,522)	1,182,820	(27,988,641)
Other assets		1,465,520	76,317	(668,029)
Net increase (decrease) in operating liabilities		46,406,369	(14,648,437)	19,320,554
Financial liabilities held for trading		349,919	(6,776,832)	5,394,798
Other financial liabilities at fair value through profit or loss		(1,795)	(305,581)	(382,909)
Financial liabilities at amortized cost		46,469,159	(9,656,576)	15,175,305
Other liabilities		(410,914)	2,090,552	(866,640)
Payments of income tax		(1,043,419)	(1,973,257)	(918,677)
Total net cash flows from operating activities (1)		(10,326,319)	(12,053,604)	(13,083,464)

2. CASH FLOWS FROM INVESTING ACTIVITIES
Investments		(2,406,077)	(3,282,214)	9,356,317
Net cash received on acquisition of subsidiary		-	-	12,147,982
Tangible assets	12	(1,319,869)	(1,815,803)	(2,103,308)
Intangible assets	14-b	(1,086,208)	(1,466,411)	(688,357)
Divestments		38,757	5,862,334	600,613
Subsidiaries, jointly controlled entities and associates		-	4,436,325	-
Tangible assets	12 & 40	38,757	1,426,009	600,613
Total net cash flows from investing activities (2)		(2,367,320)	2,580,120	9,956,930

3. CASH FLOWS FROM FINANCING ACTIVITIES
Capital increase	27	-	12,986,710	800,000
Acquisition of own shares	27	-	(1,948)	-
Issuance of subordinated liabilities	19	-	1,507,000	651,000
Issuance of other long-term liabilities	18	21,402,252	14,746,518	12,148,373
Dividends paid and interest on capital		(2,734,666)	(1,540,914)	(1,502,647)
Payments of subordinated liabilities	19	(2,534,750)	(159,905)	(126,802)
Payments of other long-term liabilities	18	(12,828,958)	(16,080,145)	(8,378,657)
Increase/Decrease in non-controlling interests	26	6,257	(4,299)	-
Total net cash flows from financing activities (3)		3,310,135	11,453,017	3,591,267
NET INCREASE/DECREASE IN CASH AND CASH EQUIVALENTS (1+2+3)		(9,383,504)	1,979,533	464,733
Cash and cash equivalents at beginning of year		18,730,403	16,750,870	16,286,137
Cash and cash equivalents at end of year		9,346,899	18,730,403	16,750,870

Non-cash transactions
Foreclosures loans and other assets transferred to non-current assets held for sale		38,037	183,195	166,579
Shares issued in connection with acquisition of Banco ABN AMRO Real S.A. and ABN AMRO Brasil Dois Participações S.A.		-	-	38,920,753
Shares issued in connection with acquisition of Santander Seguros S.A., Banco Comercial e de Investimento		-	2,471,413	-
Sudameris S.A. and Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A.
Dividends and interest on capital declared but not paid		2,166,714	1,451,529	1,413,748
Supplemental information
Interest received		40,437,556	37,399,672	22,468,869
Interest paid		16,799,971	16,860,547	11,952,981

The accompanying Notes and Appendix I are an integral part of these consolidated financial statements.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

1. Introduction, basis of presentation of the consolidated financial statements and other information

a) Introduction

Banco Santander (Brasil) S.A. (Banco Santander or Bank), indirectly controlled by Banco Santander, S.A., with headquarters in Spain (Banco Santander Spain or Santander Group), is the lead institution of the financial and non-financial group (Conglomerate Santander) with the Central Bank of Brazil (Bacen), established as a corporation, with main offices at Avenida Presidente Juscelino Kubitschek, 2041 e 2235 - Bloco A - Vila Olímpia - São Paulo - SP. Banco Santander operates as multiple bank and through its subsidiaries carries out its operations through three segments (note 43): (i) Commercial Bank, (ii) Global Wholesale Bank, which operate with commercial, exchange, investment, credit and financing, mortgage lending, leasing, credit cards and securities brokerage, and (iii) Asset Management and Insurance which operates in insurance, pension plan, capitalization, asset management and insurance brokerage. Its operations are conducted as part of a set of institutions that operate on an integrated financial markets and capital.

b) Global Offering of shares

The Board of Directors’ meeting held on September 18, 2009 approved the implementation of the public offering, which includes the issuance of 525,000,000 Units, each representing one of 55 common shares and 50 preferred shares, all registered shares, without par value, free and clear of any liens or encumbrances, consisting of the simultaneous initial public offering of Units in Brazil and Units abroad, included in the form of ADRs representing ADSs.

At the same meeting the listing of Banco Santander was approved and the trade of the Units in BM&FBovespa - Securities, Commodities and Futures Exchange (BM&FBovespa) level 2 Corporate Governance Practices.

The Global Offering was coordinated on a firm commitment of settlement. Under the Instruction 400/2003 of Brazilian Securities Commission (CVM), the total number of Units/ADSs initially offered in the Global Offering was increased in 6.85%, i.e., which means 35,955,648 Units, in the form of ADSs, designed to meet a possible excess of demand over the Global Offering (Supplemental Option).

On October 6, 2009, the global offered shares were priced at R$23.50 per Unit. The Units are traded on the BM&FBovespa and the New York Stock Exchange (NYSE) since October 7, 2009.

The other characteristics and terms set out in the Final Global Offering Prospect for the Initial Public Offering of Certificates of Deposit Shares (Units) Issuance of Banco Santander dated October 6, 2009, available at www.santander.com.br and the CVM website and its english version on Form F-1, available on the SEC website.

The ratification, by Bacen, of the Bank's capital increase due to the completion of the Global Offering and Supplemental Option occurred on October 14, 2009 and on October 29, 2009, respectively.

The results of the Global Offering were disclosed under the closing announcement published in issues of Valor Econômico on November 10, 2009.

c) Basis of presentation of the consolidated financial statements

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC).

The consolidated financial statements for the year ended December 31, 2008 and 2007 were the first to be prepared in accordance with IFRS, with a date of first implementation of January 1, 2007 (opening balance sheet). The statutory financial statements have been prepared locally in Brazil in accordance with accounting practices established by Brazilian Corporate Law and standards established by the National Monetary Council (CMN), the Brazilian Central Bank (BACEN) and document template provided in the Accounting National Financial System Institutions (Cosif), the Brazilian Securities Commission (CVM), that does not conflict with the rules of Bacen, the National Council of Private Insurance (CNSP) and the Superintendency of Private Insurance (SUSEP). Hereafter it shall be referred to as “BR GAAP”.

The note 46 contains the reconciliation of the shareholders' equity and net income in accordance to the CVM regulation.

All accounting policies and measurement bases with a material effect on the consolidated financial statements were applied in their preparation. There were no changes in accounting policies and estimates during the year ended on December 31, 2010.

The adoption of the new standards and interpretation of IFRS in 2010 did not have any impact to the comparability with the financial statements for the period ended on December 31, 2009 and 2008.

The financial statements for the year ended on December 31, 2010 was approved by the Board of Directors at the meeting held on February 02, 2011.

Adoption of new standards and interpretations

All standards and interpretations which came into force were adopted by the Bank in 2010. Following are the standards and interpretations applicable to the Bank:

• Amendments to IFRS 2 - The amendment of IFRS 2 provide additional guidance on the accounting for share-based payment transactions among group entities (incorporating guidance previously contained in IFRIC 11).

• Revision of IFRS 3 - Business Combinations and Amendment to IAS 27 Consolidated and Separate Financial Statements: introduce significant changes in several matters relating to accounting for business combinations, and only applied prospectively. These changes include the following: acquisition costs must be expensed, rather than recognized as an increase in the cost of the business combination; in step acquisitions the acquirer must remeasure at fair value the investment held prior to the date that control is obtained; and there is an option to measure at fair value the non-controlling interests of the acquiree, as opposed to the single current treatment of measuring them as the proportionate share of the fair value of the net assets acquired.

• IAS 38 - Intangible Assets: Amendments to clarify the description of valuation techniques commonly used by entities when measuring the fair value of intangible assets acquired in a business combination that are not traded in active markets.

• IFRIC 17 - Distributions of Non-cash Assets to Owners - The Interpretation provides guidance on the appropriate accounting treatment when an entity distributes assets other than cash as dividends to its shareholders.

• IFRIC 18 - Transfers of Assets from Customers - The Interpretation addresses the accounting by recipients for transfers of property, plant and equipment from ‘customers’ and concludes that when the item of property, plant and equipment transferred meets the definition of an asset from the perspective of the recipient, the recipient should recognise the asset at its fair value on the date of the transfer, with the credit recognised as revenue in accordance with IAS 18 Revenue.

Improvements to IFRS’ were issued in April 2009. They contain numerous amendments to IFRS that the IASB considers non-urgent but necessary. ‘Improvements to IFRS’ comprise amendments that result in accounting changes for presentation, recognition or measurement purposes, as well as terminology or editorial amendments related to a variety of individual IFRS standards. Most of the amendments are effective for annual periods beginning on or after January 1, 2010. The adoption of the above-mentioned standards and interpretations did have not a material effect on the consolidated financial statements taken as a whole.

Standards and interpretations effective subsequent to December 31, 2010

The Bank has not yet adopted the following new or revised IFRS or Interpretations, which have been issued but their effective date is subsequent to the date of these financial statements:

• IFRS 9 – Financial Instruments: Recognition and Measurement – The main changes of IFRS 9 compared to IAS 39 are: (i) All recognised financial assets that are currently in the scope of IAS 39 will be measured at either amortised cost or fair value; (ii) IFRS 9 does not retain IAS 39’s concept of embedded derivatives for hybrid contracts if the host contract is a financial asset within the scope of IFRS 9; (iii) the guidance included in IFRS 9 retains the classification criteria for financial liabilities currently contained in IAS 39. However, there are two key differences, relating to presentation and measurement, compared to IAS 39: (a) the presentation of the effects of changes in fair value attributable to a liability’s credit risk; and (b) the elimination of the cost exemption for derivative liabilities to be settled by delivery of unquoted equity instruments. This standard is effective for annual periods beginning on or after January 1, 2013.

• Revision to IAS 32 - Classification of Rights Issues: otherwise meeting the definition of equity instruments in IAS 32.11 – issued to acquire a fixed number of an entity’s own non-derivative equity instrument for a fixed amount in any currency are classified as equity instruments, provided the offer is made pro-rata to all existing owners of the same class of the entity’s own non-derivative equity instruments.

• Amendment to IAS 39 – Eligible hedged Items – This amendment provides clarification how to determinate which part can be designated as hedge accounting related to inflation and options.

Improvements to IFRS ‘Improvements to IFRS’ were issued in May 2010. They contain numerous amendments to IFRS that the IASB considers non-urgent but necessary. ‘Improvements to IFRS’ comprise amendments that result in accounting changes for presentation, recognition or measurement purposes, as well as terminology or editorial amendments related to a variety of individual IFRS standards. Most of the amendments are effective for annual periods beginning on or after January 1, 2011.

Amendments to IFRS 3 - (1) Measurement of non-controlling interests: Specifies that the option to measure non-controlling interests either at fair value or at the proportionate share of the acquiree’s net identifiable assets at the acquisition date under IFRS 3 applies only to non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the acquiree’s net assets in the event of liquidation. All other components of non-controlling interests should be measured at their acquisition date fair value, unless another measurement basis is required by IFRSs, (2) Un-replaced and voluntary replaced share based payment awards, specifies that the current requirement to measure awards of the acquirer that replace acquiree share-based payment transactions in accordance with IFRS 2 at the acquisition date (‘market-based measure’) applies also to share-based payment transactions of the acquiree that are not replaced and also specifies that the current requirement to allocate the market-based measure of replacement awards between the consideration transferred for the business combination and post-combination remuneration applies to all replacement awards regardless of whether the acquirer is obliged to replace the awards or does so voluntarily, (3) transitional requirements for contingent consideration from a business combination that occurred before the effective date of IFRS 3, (3) clarifies that IAS 32 Financial Instruments: Presentation, IAS 39 Financial Instruments: Recognition and Measurement and IFRS 7 Financial Instruments: Disclosures do not apply to contingent consideration that arose from business combinations whose acquisition dates preceded the application of IFRS 3.

Amendment to IFRS 7 - clarifications of disclosures: encourages qualitative disclosures in the context of the quantitative disclosure required to help users to form an overall picture of the nature and extent of risks arising from financial instruments.

Amendment to IAS 1 - Clarification of statement of changes in equity: Clarifies that an entity may present the analysis of other comprehensive income by item either in the statement of changes in equity or in the notes to the financial statements.

Amendment to IAS 27 - transitional requirements for consequential amendments as a result IAS 27: Clarifies that the amendments made to IAS 21 The Effects of Changes in Foreign Rates, IAS 28 Investments in Associates and IAS 31 Interests in Joint Ventures as a result of IAS 27 should be applied prospectively (with the exception of paragraph 35 of IAS 28 and paragraph 46 of IAS 31, which should be applied retrospectively).

Amendment to IAS 34 - significant events and transactions: emphasises the principle in IAS 34 that the disclosure about significant events and transactions in interim periods should update the relevant information presented in the most recent annual financial report. Clarifies how to apply this principle in respect of financial instruments and their fair values.

Amendment to IFRIC 13 - fair value of award credit: clarifies that the ‘fair value’ of award credits should take into account: (1) the amount of discounts or incentives that would otherwise be offered to customers who have not earned award credits from an initial sale; and (2) any expected forfeitures.

Amendment to IFRIC 14 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction- This IFRIC has been amended to remedy an unintended consequence of IFRIC 14 where entities are in some circumstances not permitted to recognise prepayments of minimum funding contributions, as an asset. Entities shall apply this Interpretation prospectively for annual periods beginning on or after January 1, 2011.

The Bank does not expect the adoption of the above-mentioned standards and interpretations to have a material effect on the consolidated financial statements taken as a whole, except to IFRS 9, which the Bank is analyzing the impacts from the adoption of this standard.

d) Estimates made

The consolidated results and the determination of consolidated equity are influenced by the accounting policies, assumptions, estimates and measurement bases used by the management of the Bank in preparing the consolidated financial statements. The Bank makes estimates and assumptions that affect the reported amounts of assets and liabilities of future periods. All estimates and assumptions required, in conformity with IFRS, are best estimates undertaken in accordance with the applicable standard. The main accounting policies and measurement bases are set forth in Note 2.

In the consolidated financial statements estimates were occasionally made by the management of the Bank and of the consolidated entities in order to quantify certain of the assets, liabilities, income, expenses and commitments reported herein. These estimates, which were made on the basis of the best information available, relate basically to the following:

• Fair value measurement of certain financial instruments

The fair value of a financial instrument is the value at which it could be bought or sold in a current transaction between knowledgeable, willing parties on an arm’s length basis. If a quoted price in an active market is available for an instrument, the fair value is calculated based on that price.

If there is no market price available for a financial instrument, its fair value is estimated on the basis of the price established in recent transactions involving the same or similar instruments and, in the absence thereof, on the basis of valuation techniques, using valuation techniques commonly used by the financial markets as follows:

• The present value method for valuing financial instruments permitting static hedging (principally, forwards and swaps) and loans and advances. Expected future cash flows are discounted using the interest rate curves of the applicable currencies. The interest rate curves are observable market data.

• The Black-Scholes model for valuing financial instruments requiring dynamic hedging (principally structured options and other structured instruments). Certain observable market inputs are used in the Black-Scholes model to generate variables such as the bid-offer spread, exchange rates, volatility, correlation between indexes and market liquidity, as appropriate.

• Each of the present value method and Black-Scholes models is used for valuing financial instruments exposed to interest rate risk, such as interest rate futures, caps and floors.

• The Bank uses dynamic models similar to those used in the measurement of interest rate risk for measuring credit risk of linear instruments (such as bonds and fixed-income derivatives.

The methodology used for fair value measurements of certain financial instruments is further described in note 2-d.

• The allowance for loan losses

The Bank cover losses inherent in debt instruments not measured at fair value taking into account the historical experience of impairment and other circumstances known at the time of assessment. For these purposes, inherent losses are losses incurred at the reporting date, calculated using statistical methods that have not yet been allocated to specific transactions.

The Bank uses the concept of incurred loss to quantify the cost of the credit, using statistical models that consider the following three factors: “exposure at default”, “probability of default” and “loss given default”, as further discussed in note 2-h.

• The impairment losses on certain assets other than loans (including goodwill and other intangible assets)

Certain assets, including goodwill, other intangible assets and equity method investments are subject to impairment review. We record impairment charges when we believe there is objective evidence of impairment, or that the cost of the assets may not be recoverable. Assessment of what constitutes impairment is a matter of significant judgment.

• Tangible assets are further discussed in note 2-l.

• Intangible assets are further discussed in note 2-n.

• Other assets are further discussed in note 2-o.

• The assumptions used in the actuarial calculation of the post-employment benefit liabilities and commitments and other obligations.

The Bank provides pension plans in the form of both defined contribution plans and defined benefit plans, in accordance with IAS 19.

The actuarial valuation is dependent upon a series of assumptions; the principal ones being:

• assumed interest rates.

• mortality tables.

• annual social security pension revision rate.

• price inflation.

• annual salary growth rate.

• the method used to calculate vested commitments to current employees.

Post-employment benefits are further discussed in note 2-w.

• The recognition and measurement of deferred tax items.

As discussed in note 2-z, deferred tax assets are only recognized for temporary differences to the extent that it is considered probable that the combined entities will have sufficient future taxable profits against which the deferred tax assets can be utilized. Other deferred tax assets (tax loss and tax credit carryforwards) are only recognized if it is considered probable that the combined entities will have sufficient future taxable profits against which they can be utilized. In accordance with the current regulation, the expected realization of the Banks’ tax credits, is based on the projection of future income and technical studies.

These estimates are based on current expectations and estimates on projections of future events and trends, which may affect the consolidated financial statements. The principal assumptions that may affect these estimates, in addition to those previously mentioned above, relate to the following factors:

• Changes in deposit amounts, customer basis and defaults by borrowers.

• Changes in interest rates.

• Changes in inflation rates.

• Government regulation and tax matters.

• Adverse legal or regulatory disputes or proceedings.

• Credit, market and other risks of lending and investment activities.

• Changes in market values of Brazilian securities, particularly Brazilian government securities.

• Changes in regional, national and international business and economic conditions.

e) Capital management

Capital management considers the regulatory and economic levels. The objective is to achieve an efficient capital structure in terms of cost and compliance, meeting the requirements of the regulatory body and contributing to achieving the goals of the classification of rating agencies and investors' expectations. The capital management includes securitization, sale of assets, raising capital through issue of shares, subordinated liabilities and hybrid instruments.

From an economic standpoint, capital management seeks to optimize value creation at the Bank and at its different business segment. To this end, the economic capital, RORAC (return on risk-adjusted capital) and value creation data for each business segment are generated, analyzed and reported to the management committee on a quarterly basis. Within the framework of the internal capital adequacy assessment process (Pillar 2 of the Basel Capital Accord), the Group uses an economic capital measurement model with the objective of ensuring that there is sufficient capital available to support all the risks of its activity in different economic scenarios, with the solvency levels agreed upon by the Group.

In order to adequately manage the Bank’s capital, it is essential to estimate and analyze future needs, in anticipation of the various phases of the business cycle. Projections of regulatory and economic capital are made based in financial projections (balance sheet, income statement, etc.) and on macroeconomic scenarios estimated by the Economic Research Service. These estimates are used by the Bank as a reference to plan the management actions (issues, securitizations, etc.) required to achieve its capital targets.

2. Accounting policies and measurement bases

The accounting policies and measurement bases applied in preparing the consolidated financial statements were as follows:

a) Foreign currency transactions

The individual financial statements of each entity are presented in the currency of the primary economic environment in which the entity operates (its functional currency). For the purpose of the consolidated financial statements, the results and financial position of each entity are expressed in Brazilian Reais, the functional currency of the Bank and subsidiaries and the presentation currency for the consolidated financial statements. The assets and liabilities that are monetary items are converted by exchange rates at the end of the period, the non-monetary items are stated at historical cost in foreign exchange rates at the date of such transactions and the income statement balances is converted by the average exchange rates for the period.

The exchange differences arising on the translation of foreign currency balances to the functional currency are generally recognized at their net amount under “Exchange differences” in the consolidated income statement, except for exchange differences arising on financial instruments at fair value through profit or loss, which are recognized in the consolidated income statement without distinguishing them from other changes in fair value.

b) Basis of consolidation

i. Subsidiaries

“Subsidiaries” are defined as entities over which the Bank has the capacity to exercise control; this capacity is, in general but not exclusively, presumed to exist when the Parent owns directly or indirectly half or more of the voting power of the investee or, even if this percentage is lower , when as in the case of agreements with shareholders of the investee, the Bank is granted control. Control is the power to govern the financial and operating policies of an entity, as stipulated by the law, the Bylaws or agreement, so as to obtain benefits from its activities.

The financial statements of the subsidiaries are fully consolidated with those of the Bank. Accordingly, all balances and transactions between consolidated entities are eliminated on consolidation.

On acquisition of a subsidiary, its assets, liabilities and contingent liabilities are recognized at fair value at the date of acquisition. Any positive differences between the acquisition cost and the fair values of the identifiable net assets acquired are recognized as goodwill (note 13). Negative differences are charged to income on the date of acquisition.

Additionally, the share of third parties of the Bank’s equity is presented under “Non-controlling interests” in the consolidated balance sheet (note 26). Their share of the profit for the year is presented under “Profit attributable to non-controlling interests” in the consolidated income statement. Changes in the Bank’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions. The carrying amounts of the Bank’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiary.

The results of subsidiaries acquired during the year are included in the consolidated income statement from the date of acquisition to year-end. Similarly, the results of subsidiaries disposed of during the year are included in the consolidated income statement from the beginning of the year to the date of disposal.

The Appendix I contains significant information on these entities.

ii. Interests in joint ventures (jointly controlled entities) and associates

“Joint ventures” are deemed to be ventures that are not subsidiaries but which are jointly controlled by two or more unrelated entities. This is evidenced by contractual arrangements whereby two or more entities (“ventures”) acquire interests in entities (jointly controlled entities) or undertake operations or hold assets so that strategic financial and operating decisions affecting the joint venture require the unanimous consent of the venturers.

Associates are entities over which the Bank is in a position to exercise significant influence, but not control or joint control, usually because it holds 20% or more of the voting power of the investee.

In the consolidated financial statements, interest in joint ventures and investments in associates are accounted for using the equity method, i.e. at the Bank’s share of net assets of the investee, after taking into account the dividends received there from and other equity eliminations. In the case of transactions with an associate, the related profits or losses are eliminated to the extent of the Bank’s investment in the associate. Relevant information regarding companies accounted for under the equity method by the Bank is provided in note 11.

iii. Special purpose entities

When the Bank incorporates special purpose entities, or holds ownership interests therein, to enable its customers to access certain investments, or for the transfer of risks or other purposes, it determines, using internal criteria and procedures, and taking into consideration the applicable legislation, whether control (as defined above) exists and, therefore, whether these entities should be consolidated. These criteria and procedures take into account, among other things, the risks and rewards retained by the Bank and, accordingly, all relevant matters are taken into consideration, including any guarantees granted or any losses associated with the collection of the related assets retained by the Bank. These entities include the securitization special purpose vehicles, which are fully consolidated in the case of the SPVs over which, based on the aforementioned analysis, it is considered that the Bank continues to exercise control.

iv. Business combinations, acquisitions and disposals

A business combination is the bringing together of two or more separate entities or economic units into one single entity or group of entities and is accounted for in accordance with IFRS 3, “Business Combinations”.

Business combinations are performed whereby the Bank obtains control over an entity are recognized for accounting purposes as follows:

• The Bank measures the cost of the business combination, defined as the fair value of the assets given, the liabilities incurred and the equity instruments issued, if any.

• The fair values of the assets, liabilities and contingent liabilities of the acquired entity or business, including any intangible assetswhich might not have been recognized by the acquiree, are estimated and recognized in the consolidated balance sheet.

• Any positive difference between the net fair value of the assets, liabilities and contingent liabilities of the acquiree and the cost of the business combination is recognized as Goodwill based on future economic benefits.

Also, note 3 below includes a description of the most significant transaction carried out in 2008 and 2009. In 2010, there were no transactions of this nature.

c) Definitions and classification of financial instruments

i. Definitions

A “financial instrument” is any contract that gives rise to a financial asset of one entity and, simultaneously, to a financial liability or equity instrument of another entity.

An “equity instrument” is any agreement that evidences a residual interest in the assets of the issuing entity after deducting all of its liabilities.

A “financial derivative” is a financial instrument whose value changes in response to the change in an observable market variable (such as an interest rate, foreign exchange rate, financial instrument price, market index or credit rating), whose initial investment is very small compared with other financial instruments with a similar response to changes in market factors, and which is generally settled at a future date.

“Hybrid financial instruments” are contracts that simultaneously include a non-derivative host contract together with a derivative, known as an embedded derivative, that is not separately transferable and has the effect that some of the cash flows of the hybrid contract vary in a way similar to a stand-alone derivative.

The following transactions are not treated for accounting purposes as financial instruments:

• Investments in subsidiaries, jointly controlled entities and associates (note 11).

• Rights and obligations under employee benefit plans (note 22).

ii. Classification of financial assets for measurement purposes

Financial assets are initially classified into the various categories used for management and measurement purposes, unless they have to be presented as “Non-current assets held for sale” or they relate to “Cash and balances with the Brazilian Central Bank”, “Hedging derivatives” and “Investment in associates”, which are reported separately.

Financial assets are included for measurement purposes in one of the following categories:

• Financial assets held for trading (at fair value through profit or loss): this category includes the financial assets acquired for the purpose of generating a profit in the near term from fluctuations in their prices and financial derivatives that are not designated as hedging instruments.

• Other financial assets at fair value through profit or loss: this category includes hybrid financial assets not held for trading that are measured entirely at fair value and financial assets not held for trading that are included in this category in order to obtain more relevant information, either because this eliminates or significantly reduces recognition or measurement inconsistencies (“accounting mismatches”) that would arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases, or because a group of financial assets or financial liabilities or both is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided on that basis to the Bank’s key management personnel.

Financial instruments included in this category (and “Other financial liabilities at fair value through profit or loss”) are permanently subject to a consistent system of measuring, managing and controlling risks and returns that enables all the financial instruments involved to be monitored and identified and allows the effective reduction of risk to be checked. Financial assets may only be included in this category on the date they are acquired or originated.

• Available-for-sale financial assets: this category includes debt instruments not classified as “Held-to-maturity investments”, “Loans and receivables” or “Financial assets at fair value through profit or loss”, and equity instruments issued by entities other than subsidiaries, associates and jointly controlled entities, provided that such instruments have not been classified as “Financial assets held for trading” or as “Other financial assets at fair value through profit or loss”.

Available-for-sale financial assets are stated at fair value. This category includes debt instruments not classified as “Held-to-maturity investments”, “Loans and receivables” or “Financial assets at fair value through profit or loss”, and equity instruments issued by entities other than subsidiaries, associates and jointly controlled entities, provided that such instruments have not been classified as “Financial assets held for trading” or as “Other financial assets at fair value through profit or loss”. Gains and losses arising from changes in fair value are recognised in "Equity" in the line item "Valuation Adjustment" with the exception of impairment losses, which are recognised in profit or loss. When the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously accumulated in "Equity - Valuation Adjustments" is reclassified to profit or loss.

• Loans and receivables: this category includes financing granted to third parties, based on their nature, irrespective of the type of borrower and the form of financing, including finance lease transactions in which the consolidated entities act as lessors. The consolidated entities generally intend to hold the loans and credits granted by them until their final maturity and, therefore, they are presented in the consolidated balance sheet at their amortized cost (which includes the required adjustments to reflect estimated impairment losses).

• Held-to-maturity investments: this category includes debt instruments traded in an active market, with fixed maturity and with fixed or determinable payments, for which the Bank has both the intention and proven ability to hold to maturity. These investments are measured at amortised cost less any impairment, with revenue recognised on an effective yield basis.

iii. Classification of financial assets for presentation purposes

Financial assets are classified by nature into the following items in the consolidated balance sheet:

• Cash and balances with the Brazilian Central Bank: cash balances and balances receivable on demand relating to deposits with the Brazilian Central Bank.

• Loans and receivables: includes the balance of loans granted by the Bank, other than those represented by securities, as well as finance lease receivables and other debit balances of a financial nature in favor of the Bank, such as checks drawn on credit institutions, balances receivable from clearing houses and settlement agencies for transactions on the stock exchange and organized markets, bonds given in cash, capital calls, fees and commissions receivable for financial guarantees and debit balances arising from transactions not originated in banking transactions and services, such as the collection of rentals and similar items.

• Loans and amounts due from credit institutions: credit of any nature in the name of credit institutions.

• Loans and advances to customers: includes the debit balances of all the remaining credit and loans granted by the Bank, other than those represented by securities, including money market operations through central counterparties.

• Debt instruments: bonds and other securities that represent a debt for their issuer, that generate an interest return, and that are in the form of certificates or book entries.

• Equity instruments: financial instruments issued by other entities, such as shares, which have the nature of equity instruments for the issuer, unless they are investments in subsidiaries, jointly controlled entities or associates. Investment fund units are included in this item.

• Trading derivatives: includes the fair value in favor of the Bank of derivatives which do not form part of hedge accounting.

• Hedging derivatives: includes the fair value in favor of the Bank of derivatives designated as hedging instruments in hedge accounting.

• Investments in associates: includes the investments in the share capital of associates.

iv. Classification of financial liabilities for measurement purposes

Financial liabilities are classified for measurement purposes into one of the following categories:

• Financial liabilities held for trading (at fair value through profit or loss): this category includes the financial liabilities issued for the purpose of generating a profit in the short term from fluctuations in their prices, financial derivatives not considered to qualify for hedge accounting and financial liabilities arising from the outright sale of financial assets purchased under resale agreements or borrowed (“Short positions”).

• Other financial liabilities at fair value through profit or loss: financial liabilities are included in this category when more relevant information is obtained, either because this eliminates or significantly reduces recognition or measurement inconsistencies (“accounting mismatches”) that would arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases, or because a group of financial liabilities or financial assets and liabilities is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the Bank is provided on that basis to the Bank’s key management personnel.

• Financial liabilities at amortized cost: financial liabilities, irrespective of their instrumentation and maturity, not included in any of the above-mentioned categories which arise from the funding-taking activities carried on by financial institutions.

v. Classification of financial liabilities for presentation purposes

Financial liabilities are classified by nature into the following items in the consolidated balance sheet:

• Deposits from the Brazilian Central Bank: deposits of any nature received from the Brazilian Central Bank.

• Deposits from credit institutions: deposits of any nature, including Borrowings and Onlendings and money market funding received from credit institutions.

• Customer deposits: includes deposits of any nature such as demand deposits, saving deposits and time deposits including money market operation received from credit institutions.

• Marketable debt securities: includes the amount of bonds and other debt represented by marketable securities, other than subordinated liabilities.

• Trading derivatives: includes the fair value, with a negative balance for the Bank, of derivatives which do not form part of hedge accounting.

• Short positions: includes the amount of financial liabilities arising from the outright sale of financial assets purchased under reverse repurchase agreements or borrowed.

• Subordinated liabilities: amount of financing received which, for the purposes of payment priority, ranks behind ordinary debt. This category also includes the financial instruments issued by the Bank which, although equity for legal purposes, do not meet the requirements for classification as equity.

• Other financial liabilities: includes the amount of payment obligations having the nature of financial liabilities not included in other items, and liabilities under financial guarantee contracts, unless they have been classified as doubtful.

• Hedging derivatives: includes the fair value of the Bank’s liability in respect of derivatives designated as hedging instruments in hedge accounting.

d) Measurement of financial assets and liabilities and recognition of fair value changes

In general, financial assets and liabilities are initially recognized at fair value which, in the absence of evidence to the contrary, is deemed to be the transaction price. Financial instruments not measured at fair value through profit or loss are, adjusted by the transaction costs. Financial assets and liabilities are subsequently measured at each period-end as follows:

i. Measurement of financial assets

Financial assets are measured at fair value, without deducting any transaction costs that may be incurred on their disposal, except for loans and receivables, held-to-maturity investments, equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives that have those equity instruments as their underlying and are settled by delivery of those instruments.

The “fair value” of a financial instrument onagiven date is taken to be the amount for which it could be bought or sold on that date by two knowledgeable, willing parties in an arm's length transaction acting prudently. The most objective and common reference for the fair value of a financial instrument is the price that would be paid for it on an active, transparent and deep market (“quoted price” or “market price”).

If there is no market price for a given financial instrument, its fair value is estimated on the basis of valuation techniques commonly used by the international financial community, taking into account the specific features of the instrument to be measured and, particularly, the various types of risk associated with it.

All derivatives are recognized in the balance sheet at fair value from the trade date. If the fair value is positive, they are recognized as an asset and if the fair value is negative, they are recognized as a liability. The changes in the fair value of derivatives from the trade date are recognized in “Gains/losses on financial assets and liabilities” in the consolidated income statement. Specifically, the fair value of standard financial derivatives included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price and if, for exceptional reasons, the quoted price cannot be determined on a given date, these financial derivatives are measured using methods similar to those used to measure over the counter “OTC” derivatives.

The fair value of OTC derivatives is taken to be the sum of the future cash flows arising from the instrument, discounted to present value at the date of measurement (“present value” or “theoretical close”) using valuation techniques commonly used by the financial markets: “net present value” (NPV), option pricing models and other methods.

“Loans and receivables” and “Held-to-maturity investments” are measured at amortized cost using the effective interest method. “Amortized cost” is the acquisition cost of a financial asset or liability plus or minus, as appropriate, the principal repayments and the cumulative amortization (taken to the income statement) of the difference between the initial cost and the maturity amount. In the case of financial assets, amortized cost furthermore includes any reductions for impairment or uncollectibility. In the case of loans and receivables hedged in fair value hedges, the changes in the fair value of these assets related to the risk or risks being hedged are recognized.

The “effective interest rate” is the discount rate that exactly matches the initial amount of a financial instrument to all its estimated cash flows of all kinds over its remaining life. For fixed rate financial instruments, the effective interest rate coincides with the contractual interest rate established on the acquisition date plus, where applicable, the fees and transaction costs that, because of their nature, form part of their financial return. In the case of floating rate financial instruments, the effective interest rate coincides with the rate of return prevailing in all connections until the next benchmark interest reset date.

Equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives that have those instruments as their underlying and are settled by delivery of those instruments are measured at acquisition cost adjusted, where appropriate, by any related impairment loss.

The amounts at which the financial assets are recognized represent, in all material respects, the Bank’s maximum exposure to credit risk at each reporting date. Also, the Bank has received collateral and other credit enhancements to mitigate its exposure to credit risk, which consist mainly of mortgage guarantees, cash collateral, equity instruments and personal security, assets leased out under leasing and renting agreements, assets acquired under repurchase agreements, securities loans and derivatives.

ii. Measurement of financial liabilities

In general, financial liabilities are measured at amortized cost, as defined above, except for those included under “Financial liabilities held for trading” and “Other financial liabilities at fair value through profit or loss” and financial liabilities designated as hedged items (or hedging instruments) in fair value hedges, which are measured at fair value.

iii. Valuation techniques

The following table shows a summary of the fair values, at 2010 and 2009 year-end, of the financial assets and liabilities indicated below, classified on the basis of the various measurement methods used by the Bank to determine their fair value:

Thousands of Reais	2010			2009
	Published Price Quotations in Active Markets (Level 1)	Internal Models (Level 2)	Total	Published Price Quotations in Active Markets (Level 1)	Internal Models (Level 2)	Total

Financial assets held for trading	3,283,931	21,537,434	24,821,365	2,544,441	17,571,211	20,115,652
Other financial assets at fair value through profit or loss	17,423,359	516,422	17,939,781	13,787,109	2,507,351	16,294,460
Available-for-sale financial assets	1,348,989	45,857,030	47,206,019	1,633,945	44,772,175	46,406,120
Hedging derivatives (assets)	-	115,640	115,640	-	163,425	163,425
Financial liabilities held for trading	29,339	4,755,314	4,784,653	33,025	4,401,709	4,434,734
Other financial liabilities at fair value through profit or loss	-	-	-	-	1,795	1,795
Hedging derivatives (liabilities)	-	112	112	-	9,806	9,806

Financial instruments at fair value, determined on the basis of public price quotations in active markets (Level 1), include government debt securities, private-sector debt securities, securitized assets, shares, short positions and fixed-income securities issued.

In cases where price quotations cannot be observed, management makes its best estimate of the price that the market would set using its own internal models. In most cases, these models use data based on observable market parameters as significant inputs (Level 2). In order to make these estimates, various techniques are employed, including the extrapolation of observable market data and extrapolation techniques. The best evidence of the fair value of a financial instrument on initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions performed with the same or similar instruments or can be measured by using a valuation technique in which the variables used include only observable market data, mainly interest rates.

There were no reclassifications between the Level 1 and Level 2 in the exercise ended on December 31, 2010 and 2009.

The Level 3 records financial assets and liabilities which are not used observable market data to make the measurement. On December 31, 2010 and 2009 the Bank did not have any financial instrument classified as Level 3.

The main techniques used at December 31, 2010 by the Bank’s internal models (Level 2) to determine the fair value of the financial instruments detailed in the foregoing table are as follows:

• In the valuation of financial instruments permitting static hedging (basically forwards and swaps) and in the valuation of loans and advances to customers, the “present value” method is used. Estimated future cash flows are discounted using the interest rate curves of the related currencies. The interest rate curves are generally observable market data.

• In the valuation of financial instruments requiring dynamic hedging (basically structured options and other structured instruments), the Black-Scholes model is normally used. Where appropriate, observable market inputs are used to obtain factors such as the bid-offer spread, exchange rates, volatility, correlation between indexes and market liquidity.

• In the valuation of certain financial instruments exposed to interest rate risk, such as interest rate futures, caps and floors, the present value method (futures) and the Black-Scholes model (plain vanilla options) are used. The main inputs used in these models are basically observable market data, including the related interest rate curves, volatilities, correlations and exchange rates.

• In the case of linear instruments (e.g. credit risk and fixed-income derivatives), credit risk is measured using dynamic models similar to those used in the measurement of interest rate risk. In the case of non-linear instruments, if the portfolio is exposed to credit risk (e.g. credit derivatives), the joint probability of default is determined using the Standard Gaussian Copula model. The main inputs used to determine the underlying cost of credit of credit derivatives are quoted credit risk premiums and the correlation between the quoted credit derivatives of various issuers.

The fair value of the financial instruments arising from the aforementioned internal models takes into account, inter alia, the contract terms and observable market data, which include interest rates, credit risk, exchange rates, the quoted market price of raw materials and shares, volatility and prepayments. The valuation models are not significantly subjective, since these methodologies can be adjusted and gauged, as appropriate, through the internal calculation of fair value and the subsequent comparison with the related actively traded price.

Set forth below are the financial instruments at fair value whose measurement was based on internal models (Level 2) at December 31, 2010:

Thousands of Reais
	Fair Values Calculated	Valuation Techniques	Main Assumptions
ASSETS:
Financial assets held for trading	21,537,434
Loans and amounts due from credit institutions	47,662	Present Value Method	Observable market data (interest and discount rates)
Debt and equity instruments	16,472,413	Present Value Method	Observable market data (interest and discount rates)
Trading derivatives	5,017,359
Hedging derivatives	115,640
Swaps	115,640	Present Value Method	Observable market data (interest rates)
Other financial assets at fair value through profit or	516,422
loss
Loans and amounts due from credit institutions	292,034	Present Value Method	Observable market data (interest and discount rates)
Debt instruments	224,388	Present Value Method	Observable market data (interest and discount rates)
Available-for-sale financial assets	45,857,030
Debt and equity instruments	45,857,030	Present Value Method	Observable market data (interest and discount rates)

LIABILITIES:
Financial liabilities held for trading	4,755,314
Trading derivatives	4,755,314
Hedging derivatives	112
Swaps	112	Present Value Method	Observable market data (interest and exchange rates)

				Effect of reasonable changes of assumptions on fair values (1)
				More favorable	Less favorable

Trading derivatives (net)
Swaps	590,092	Present Value Method	Observable market data,liquidity (interest and exchange rates)	13,518	(13,518)
Exchange rate options	(157,873)	Black-Scholes Model	Observable market data, liquidity (exchange rates)	465	(465)
Interest rate options	(117,221)	Black-Scholes Model	Observable market data, liquidity, correlation (interest rates)	190,012	(190,012)
Exchange rate futures	(46,916)	Present Value Method	Observable market data, liquidity (exchange rates)	-	-
Stock options	(6,037)	Black-Scholes Model	Observable market data, liquidity, correlation (shares and ratios)	2,556	(2,556)

(1) The methodology applied is related to the assumptions of changes in fair value in case of necessity to discard a position, which is directly related to the liquidity of each market. In this context, instruments / markets with high liquidity are exempted from such estimates, for the other instruments such estimates are based on internal methodologies that generate multiplier, taking into consideration one or more of the following, as applicable: (i) observed spread between the Bid / Offer (ii) liquidity factor (trading) in different risk factors; (iii) term of the position; (iv) size of the position and (v) in the case of options, the price in relation to changes in the parameters of volatility (vega). For linear products, the Effect of reasonable changes of assumptions on fair values (more favorable and less favorable) refers to the variability of price in relation to changes in interest rate used in their pricing and in the case of options, the variability of its price in relation to changes in the parameters of volatility (vega).

The use of observable market data assumes that the markets in which the Bank operates are functioning efficiently and, therefore, that these data are representative. The main assumptions used in the measurement of the financial instruments included in the foregoing table that were valued by means of internal models employing unobservable market data are as follows:

• Correlation: the assumptions relating to the correlation between the value of quoted and unquoted assets are based on historical correlations between the impact of adverse changes in market variables and the corresponding valuation of the associated unquoted assets. The measurement of the assets will vary depending on whether a more or less conservative scenario is selected.

• Dividends: the estimates of the dividends used as inputs in the internal models are based on the expected dividend payments of the issuers. Since the dividend expectations can change or vary depending on the source of the price (normally historical data or market consensus for the measurement of options) and the companies’ dividend policies can vary, the valuation is adjusted to the best estimate of the reasonable dividend level expected in more or less conservative scenarios.

• Liquidity: the assumptions include estimates in response to market liquidity. For example, they take market liquidity into consideration when very long-term estimates of exchange rates or interest rates are used, or when the instrument is part of a new or developing market where, due to the absence of market prices that reflect a reasonable price for these products, the standard valuation methods and the estimates available might give rise to less precise results in the measurement of these instruments at that time.

iv. Recognition of fair value changes

As a general rule, changes in the carrying amount of financial assets and liabilities are recognized in the consolidated income statement, distinguishing between those arising from the accrual of interest and similar items -which are recognized under “Interest and similar income” or “Interest expense and similar charges”, as appropriate- and those arising for other reasons, which are recognized at their net amount under “Gains (losses) on financial assets and liabilities (net)”.

Adjustments due to changes in fair value arising from Available-for-sale financial assets are recognized temporarily in equity under “Valuation adjustments - Available-for-sale financial assets”. Items charged or credited to this account remain in the Bank’s consolidated equity until the related assets are derecognized, whereupon they are charged to the consolidated income statement.

v. Hedging transactions

The consolidated entities use financial derivatives for the following purposes: i) to facilitate these instruments to customers who request them in the management of their market and credit risks; ii) to use these derivatives in the management of the risks of the Bank entities' own positions and assets and liabilities (“hedging derivatives”); and iii) to obtain gains from changes in the prices of these derivatives (“trading derivatives”).

Financial derivatives that do not qualify for hedge accounting are treated for accounting purposes as trading derivatives.

A derivative qualifies for hedge accounting if all the following conditions are met:

1. The derivative hedges one of the following three types of exposure:

a. Changes in the fair value of assets and liabilities due to fluctuations, among others, in the interest rate and/or exchange rate to which the position or balance to be hedged is subject (“fair value hedge”);

b. Changes in the estimated cash flows arising from financial assets and liabilities, commitments and highly probable forecast transactions (“cash flow hedge”);

c. The net investment in a foreign operation (“hedge of a net investment in a foreign operation”).

2. It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that:

a. At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (“prospective effectiveness”).

b. There is sufficient evidence that the hedge was actually effective during the whole life of the hedged item or position (“retrospective effectiveness”).

3. There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this effective hedge was expected to be achieved and measured, provided that this is consistent with the Bank’s management of own risks.

The changes in value of financial instruments qualifying for hedge accounting are recognized as follows:

a. In fair value hedges, the gains or losses arising on both the hedging instruments and the hedged items (attributable to the type of risk being hedged) are recognized directly in the consolidated income statement.

b. In cash flow hedges, the effective portion of the change in value of the hedging instrument is recognized temporarily in equity under “Valuation adjustments - Cash flow hedges” until the forecast transactions occur, when it is recognized in the consolidated income statement, unless, if the forecast transactions result in the recognition of non-financial assets or liabilities, it is included in the cost of the non-financial asset or liability. The ineffective portion of the change in value of hedging derivatives is recognized directly in the consolidated income statement.

c. The ineffective portion of the gains and losses on the hedging instruments of cash flow hedges and hedges of a net investment in a foreign operation are recognized directly under “Gains (losses) on financial assets and liabilities (net)” in the consolidated income statement.

If a derivative designated as a hedge no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, the derivative is classified as a trading derivative.

When fair value hedge accounting is discontinued, the adjustments previously recognized on the hedged item are transferred to profit or loss at the effective interest rate recalculated at the date of hedge discontinuation. The adjustments must be fully amortized at maturity.

When cash flow hedges are discontinued, any cumulative gain or loss on the hedging instrument recognized in equity under “Valuation adjustments” (from the period when the hedge was effective) remains recognized in equity until the forecast transaction occurs at which time it is recognized in profit or loss, unless the transaction is no longer expected to occur, in which case any cumulative gain or loss is recognized immediately in profit or loss.

e) Derecognition of financial assets and liabilities

The accounting treatment of transfers of financial assets depends on the extent to which the risks and rewards associated with the transferred assets are transferred to third parties:

1. If the Bank transfers substantially all the risks and rewards to third parties -unconditional sale of financial assets, sale of financial assets under an agreement to repurchase them at their fair value at the date of repurchase, sale of financial assets with a purchased call option or written put option that is deeply out of the money, securitization of assets in which the transferor does not retain a subordinated debt or grant any credit enhancement to the new holders, and other similar cases-, the transferred financial asset is derecognized and any rights or obligations retained or created in the transfer are recognized simultaneously.

2. If the Bank retains substantially all the risks and rewards associated with the transferred financial asset -sale of financial assets under an agreement to repurchase them at a fixed price or at the sale price plus interest, a securities lending agreement in which the borrower undertakes to return the same or similar assets, and other similar cases-, the transferred financial asset is not derecognized and continues to be measured by the same criteria as those used before the transfer. However, the following items are recognized:

a. An associated financial liability, for an amount equal to the consideration received; this liability is subsequently measured at amortized cost.

b. The income from the transferred financial asset not derecognized and any expense incurred on the new financial liability.

3. If the Bank neither transfers nor retains substantially all the risks and rewards associated with the transferred financial asset -sale of financial assets with a purchased call option or written put option that is not deeply in or out of the money, securitization of assets in which the transferor retains a subordinated debt or other type of credit enhancement for a portion of the transferred asset, and other similar cases-, the following distinction is made:

a. If the transferor does not retain control of the transferred financial asset, the asset is derecognized and any rights or obligations retained or created in the transfer are recognized.

b. If the transferor retains control, it continues to recognize the transferred financial asset for an amount equal to its exposure to changes in value and recognizes a financial liability associated with the transferred financial asset. The net carrying amount of the transferred asset and the associated liability is the amortized cost of the rights and obligations retained, if the transferred asset is measured at amortized cost, or the fair value of the rights and obligations retained, if the transferred asset is measured at fair value.

Accordingly, financial assets are only derecognized when the rights on the cash flows they generate have been extinguished or when substantially all the inherent risks and rewards have been transferred to third parties. Similarly, financial liabilities are only derecognized when the obligations they generate have been extinguished or when they are acquired, with the intention either to cancel them or to resell them.

f) Offsetting of financial instruments

Financial asset and liability balances are offset, i.e. reported in the consolidated balance sheet at their net amount, only if the Bank and their subsidiaries currently have a legally enforceable right to set off the recognised amounts and intend either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

g) Regular way purchases of financial assets

Regular way purchases of financial assets are recognized on trade date. The assets are derecognized when the rights to receive cash flows have expired or the Bank has transferred substantially all the risks and rewards of ownership.

h) Impairment of financial assets

i. Definition

A financial asset is considered to be impaired and therefore its carrying amount is adjusted to reflect the effect of impairment, when there is objective evidence that events have occurred which:

• In the case of debt instruments (loans and debt securities), give rise to an adverse impact on the future cash flows that were estimated at the transaction date.

• In the case of equity instruments, mean that their carrying amount cannot be fully recovered.

As a general rule, the carrying amount of impaired financial instruments is adjusted with a charge to the consolidated income statement for the period in which the impairment becomes evident, and the reversal, if any, of previously recognized impairment losses is recognized in the consolidated income statement for the period in which the impairment is reversed or reduced.

Balances are deemed to be impaired, and the interest accrual is suspended, when there are reasonable doubts as to their full recovery and/or the collection of the related interest for the amounts and on the dates initially agreed upon, after taking into account the guarantees received by the consolidated entities to secure (fully or partially) collection of the related balances. Collections relating to impaired loans and advances are used to recognize the accrued interest and the remainder, if any, to reduce the principal amount outstanding. The amount of the financial assets that would be deemed to be impaired had the conditions thereof not been renegotiated is not material with respect to the Bank’s financial statements taken as a whole.

When the recovery of any recognized amount is considered unlikely, the amount is written off, without prejudice to any actions that the consolidated entities may initiate to seek collection until their contractual rights are extinguished.

ii. Debt instruments carried at amortized cost

The amount of an impairment loss incurred on a debt instrument measured at amortized cost is equal to the difference between its carrying amount and the present value of its estimated future cash flows, and is presented as a reduction of the balance of the asset adjusted.

In estimating the future cash flows of debt instruments the following factors are taken into account:

• All the amounts that are expected to be obtained over the remaining life of the instrument; including, where appropriate, those which may result from the collateral provided for the instrument (less the costs for obtaining and subsequently selling the collateral). The impairment loss takes into account the likelihood of collecting accrued interest receivable.

• The various types of risk to which each instrument is subject; and

• The circumstances in which collections will foreseeably be made.

These cash flows are subsequently discounted using the instrument's effective interest rate (if its contractual rate is fixed) or the effective contractual rate at the discount date (if it is variable).

Specifically in regards to impairment losses resulting from materialization of the insolvency risk of the obligors (credit risk), a debt instrument is impaired due to insolvency when there is evidence of a deterioration of the obligor's ability to pay, either because it is in arrears or for other reasons.

The Bank has certain policies, methods and procedures for covering its credit risk arising both from insolvency allocable to counterparties.

These policies, methods and procedures are applied in the granting, examination and documentation of debt instruments, and contingent liabilities and commitments, the identification of their impairment and the calculation of the amounts necessary to cover the related credit risk.

With respect to the allowance for loss arising from credit risk, the Bank makes the following distinction:

a. Specific allowance:

The Bank uses a proxy for specific allowance, as further explained below. These rules are used to calculate the minimum allowance requirements. The Bank evaluate the need for further provision, as considered necessary, following the requirements of IAS 39, based on our historical experience of impairment and other circumstances known at the time of assessment.

The Bank classifies our credit transactions according to their level of risk and the number of days such transaction is past due. Such credit classifications are determined in accordance with:

• The conditions of the debtor and any guarantor, such as their economic and financial situation, level of indebtedness, capacity for generating profits, cash flow, administration, corporate governance and quality of internal controls, payments history, the sector in which they are active, contingencies and credit limits; and

• The characteristics of the transaction, such as its nature and purpose, type, sufficiency and level of liquidity of collateral and the total amount of the credit.

b. Allowance for incurred losses not specifically identified:

The Bank covers its losses inherent in debt instruments not measured at fair value through profit or loss and in contingent liabilities taking into account the historical experience of impairment and other circumstances known at the time of assessment. For these purposes, inherent losses are losses incurred at the reporting date, calculated using statistical methods that have not yet been allocated to specific transactions.

The Bank uses the concept of incurred loss to quantify the cost of the credit risk and include it in the calculation of the risk-adjusted return of its transactions.

The incurred loss is the expected cost of the credit risk of a transaction, that will manifest itself within a one year (business cycle) lead time from the balance sheet date considering the characteristics of the counterparty and the guarantees and collateral associated with the transaction.

The loss is calculated by using statistical models that consider the following three factors: "exposure at default", "probability of default" and "loss given default".

• Exposure at default (EAD) is the amount of risk Exposure at the date of default by the counterparty.

In accordance with IFRS, the exposure at default used for this calculation is the current exposure, as reported in the balance sheet.

• Probability of default (PD) is the probability of the counterparty failing to meet its principal and/or interest payment obligations. The probability of default is associated with the rating/scoring of each counterparty/transaction.

PD is measured using a time horizon of one year; i.e. it quantifies the probability of the counterparty defaulting in the coming year. The definition of default used includes past-dues by 90 days or more and cases in which there is no default but there are doubts as to the solvency of the counterparty (subjective doubtful assets).

• Loss given default (LGD) is the loss arising in the event of default.

LGD calculation is based on the observation of the recoveries of defaulted loans, taking into account the guarantees/collateral associated with the transaction, the income and expenses associated with the recovery process, and also the timing thereof and the indirect costs arising from the recovery process.

This parameter does not consider downturn adjustments.

The methodology used by the Bank for determining the loans allowance for incurred losses not specifically identified intends to identify the amount of incurred losses as of the balance sheet date of loans that have not yet been identified as impaired, but it is estimate based on our past history and specific facts that will manifest within a one year lead time period from the balance sheet date. The above demonstrates those loans were having problems as of the balance sheet date. That is, what the Bank calls inherent losses in the context of our internal models in which loan loss allowances are calculated.

The approach described above is used as a general rule. However, in certain cases, as a result of its particular characteristics, this approach is not applied and alternative approaches are used:

1. Low default portfolios

In certain portfolios (credit institutions or large corporations) the number of defaults observed is very small or zero. In these cases, the Bank opted to use the data contained in the credit derivative spreads to estimate the incurred loss discounted by the market and break it down into PD and LGD.

2. Top-down units

In the exceptional cases in which the Bank does not have sufficient data to construct a sufficiently robust credit risk measurement model, the incurred loss on the loan portfolios is estimated based on a top-down approximation in which the historically observed average cost of the loan portfolios is used as the best estimate of the incurred loss. As the credit models are developed and bottom-up measurements are obtained, the top-down measurements used for these units are gradually replaced.

iii. Debt or equity instruments classified as available for sale

The amount of the impairment losses on these instruments is the positive difference between their acquisition cost (net of any principal repayment or amortization in the case of debt instruments) and their fair value, less any impairment loss previously recognized in the consolidated income statement.

When there is objective evidence at the date of measurement of these instruments that the aforementioned differences are due to permanent impairment, they are no longer recognized in equity under “Valuation adjustments - Available-for-sale financial assets” and are reclassified, for the cumulative amount at that date, to the consolidated income statement.

If all or part of the impairment losses are subsequently reversed, the reversed amount is recognized, in the case of debt instruments, in the consolidated income statement for the year in which the reversal occurred (or in equity “Valuation adjustments - Available-for-sale financial assets” in the case of equity instruments).

iv. Equity instruments measured at cost

The impairment loss on equity instruments measured at cost is the difference between the carrying amount and the present value of the expected future cash flows discounted at the market rate of return for similar securities.

Impairment losses are recognized in the consolidated financial income statement for the period in which they arise as a direct reduction of the cost of the instrument. These losses can only be reversed subsequently if related assets are sold.

i) Repurchase agreements

Purchases (disposal) of financial assets under a non-optional resale (repurchase) agreement at a fixed price are recognized in the consolidated balance sheet as Investment (funding), in repurchase agreements based on the nature of the debtor (creditor), under “Cash and balances with the Brazilian Central Bank”, “Loans and amounts due from credit institutions” or “Loans and advances to customers” (“Deposits from the Brazilian Central Bank”, “Deposits from credit institutions” or “Customer deposits”).

Differences between the purchase and sale prices are recognized as interest over the contract term.

j) Non-current assets held for sale

“Non-current assets held for sale” includes the carrying amount of individual items or disposal groups or items forming part of a business unit earmarked for disposal (“Discontinued operations”), whose sale in their present condition is highly probable and is expected to occur within one year from the reporting date. Therefore, the carrying amount of these items, which can be of a financial nature or otherwise, will foreseeably be recovered through the proceeds from their disposal. Specifically, property or other non-current assets received by the consolidated entities as total or partial settlement of their debtors' payment obligations to them are deemed to be non-current assets held for sale through the completion of actions which normally occurs up to one year.

Non-current assets held for sale are generally measured at the lower of fair value less costs to sell and their carrying amount at the date of classification in this category. Non-current assets held for sale are not depreciated as long as they remain in this category.

Impairment losses on an asset or disposal group arising from a reduction in its carrying amount to its fair value (less costs to sell) are recognized under “Gains (losses) on non-current assets held for sale not classified as discontinued operations” in the consolidated income statement. The gains on a non-current asset held for sale resulting from subsequent increases in fair value (less costs to sell) increase its carrying amount and are recognized in the consolidated income statement up to an amount equal to the impairment losses previously recognized.

k) Residual maturity periods and average interest rates

The analysis of the maturities of the balances of certain items in the consolidated balance sheets and the average interest rates at 2010 and 2009 year-end is provided in note 42-c.

l) Tangible assets

“Tangible assets” includes the amount of buildings, land, furniture, vehicles, computer hardware and other fixtures owned by the Bank, including tangible assets received by the Bank in full or partial satisfaction of financial assets representing receivables from third parties which are intended to be held for continuing use and tangible assets acquired under finance leases are presented at acquisition cost, less the related accumulated depreciation and any impairment losses (net carrying amount higher than recoverable amount).

Depreciation is calculated, using the straight-line method, on the basis of the acquisition cost of the assets less their residual value. The land on which the buildings and other structures stand has an indefinite life and, therefore, is not depreciated.

The tangible asset depreciation charge is recognized in the consolidated income statement and is calculated basically using the following depreciation rates (based on the average years of estimated useful life of the various assets):

Annual
Rate

Buildings for own use	4%
Furniture	10%
Fixtures	10%
Office and IT equipment	20%
Leasehold improvements	10% or up to contractual maturity

The Bank assesses at end of each period, if there is no indication that the items of tangible assets may present an impairment loss, ie an asset that presents the carrying amount higher than the value of achievement, either for use or sale. The assessment of property is done through reports prepared by independent companies.

Once identified a reduction in the impairment loss of tangible assets, this is adjusted to reach its realizable value by recognizing an impairment loss recorded in "Impairment loss on other assets. " Additionally the value of depreciation of that asset is recalculated in order to adjust the value of the life of the asset.

In case of evidence or indication of an impairment loss of a tangible asset, the Bank recognizes the reversal of impairment loss recorded in prior years and should adjust the future depreciation expenses according to the lifetime value of the property. Under no circumstances will a reversal of impairment loss of an asset may increase its carrying amount higher than the amount that would have no impairment loss had been recognized in prior years.

Upkeep and maintenance expenses relating to property, plant and equipment for own use are recognized as an expense in the period in which they are incurred.

m) Accounting for leases

i. Finance leases

Finance leases are leases that transfer substantially all the risks and rewards incidental to ownership of the leased asset to the lessee.

When the consolidated entities act as the lessors of an asset, the sum of the present value of the lease payments receivable from the lessee plus the guaranteed residual value which is generally the exercise price of the purchase option of the lessee at the end of the lease term is recognized as lending to third parties and is therefore included under “Loans and receivables” in the consolidated balance sheet.

The finance income arising from these contracts is credited to “Interest and similar income” in the consolidated income statement so as to achieve a constant rate of return over the lease term.

ii. Operating leases

In operating leases, ownership of the leased asset and substantially all the risks and rewards incidental thereto remain with the lessor.

When the consolidated entities act as the lessors, they present the acquisition cost of the leased assets under “Tangible assets” (note 12). The depreciation policy for these assets is consistent with that for similar items of property, plant and equipment for own use and income from operating leases is recognized on a straight-line basis under “Other operating income (expense)” in the consolidated income statement.

When the consolidated entities act as the lessees, the lease expenses, including any incentives granted by the lessor, are charged on a straight-line basis to “Other administrative expenses” in their consolidated income statements.

n) Intangible assets

Intangible assets are identifiable non-monetary assets (separable from other assets) without physical substance which arise as a result of a legal transaction or which are developed internally by the Bank. Only assets whose cost can be estimated reliably and from which the consolidated entities consider it probable that future economic benefits will be generated are recognized.

Intangible assets are recognized initially at acquisition or production cost and are subsequently measured at cost less any accumulated amortization and any accumulated impairment losses.

i. Goodwill

An investment in an associate is accounted for using the equity method from the date on which it becomes an associate. On acquisition of the investment any difference between the cost of the investment and the investor's share of the net fair value of the associate's identifiable assets, liabilities and contingent liabilities is accounted for in accordance with IFRS 3, Business Combinations. Therefore:

(a) goodwill relating to an associate is included in the carrying amount of the investment. However, amortisation of that goodwill is not permitted and is therefore not included in the determination of the investor's share of the associate's profits or losses.

(b) any excess of the investor's share of the net fair value of the associate's identifiable assets, liabilities and contingent liabilities over the cost of the investment is excluded from the carrying amount of the investment and is instead included as income in the determination of the investor's share of the associate's profit or loss in the period in which the investment is acquired.

Goodwill - which is only recognized when it has been acquired for consideration - represents, therefore, a payment made by the acquirer in anticipation of future economic benefits from assets of the acquired entity that are not capable of being individually identified and separately recognized.

At the end of each reporting period or when there is any indication of impairment, goodwill is reviewed for impairment (i.e. a reduction in its recoverable amount to below its carrying amount) and any impairment is written down with acharge to “Impairment losses on other assets (net) – Goodwill and other intangible assets” in the consolidated income statement.

An impairment loss recognized for goodwill is not reversed in a subsequent period.

ii. Other intangible assets

It is a non-monetary asset without physical substance. It is basically due to software development and acquisition of rights (such as customer list acquired) that can generate benefits for the Bank. They can have characteristics of definite or indefinite period.

Other intangible assets are considered to have indefinite useful life when, based on an analysis of all relevant factors, it is concluded that there is no foreseeable limit to the period over which the asset is expected to generate cash inflows for the Bank, or a finite useful life, in all other cases.

Intangible assets with indefinite useful lives are not amortized, but instead, at the end of each period, the entity reviews the remaining useful life of assets to determine if they are still undefined and, if this is not the case, the change should be accounted for as a change in accounting estimate.

Intangible assets with definite useful life are amortized over its useful life by using methods similar to those used to depreciate tangible assets. The amortization expense is recognized under "Depreciation and amortization" in the consolidated income statement.

The Bank assesses at the end of each period, if there is no indication that the items of intangible assets may present an impairment loss, i.e. an asset that presents the carrying amount higher than the net realizable value. Identifying any reduction in impairment loss, this is adjusted to reach its fair value.

Measuring the recoverable amount of other intangible assets - software is made based on value in use, as well as the analysis of the discontinuity of the asset in relation to the activities of the Bank.

The Bank uses the value in use of other intangible assets - customer lists as a basis for measuring the impairment since it is not reasonably possible to determine the net value of sales, because there is no basis for making a reliable estimate of the value be obtained by selling the asset in a transaction at cumulative basis, between knowledgeable, willing parties. The value in use of customer lists acquired related to the purchase of the "payroll" will be determined individually. It is prepared by the business areas a "Business Case" that aims to demonstrate the expectation of generating future economic benefit and the present value of expected cash flows. Quarterly, these "Business Case" are reviewed based on the actual cash flows of each business (value in use), which are compared with book value, checking whether there is a need to record a loss on non-recoverability.

o) Other assets

It includes the balance of all prepayments and accrued income (excluding accrued interest), the net amount of the difference between pension plan obligations and the value of the plan assets with a balance in the entity’s favor, when this net amount is to be reported in the consolidated balance sheet, and the amount of any other assets not included in other items.

p) Liabilities for insurance contracts

The liabilities for insurance contracts are comprised substantially by mathematical reserves for current and future benefits (PMBaC and PMBC). Insurance contracts are contracts under which the Bank accepts a significant risk – other than a financial risk – from a policyholder by agreeing to compensate the beneficiary on the occurrence of an uncertain future event by which the policyholder will be adversely affected.

Insurance liabilities are recognized when the contract is entered into and the premiums are charged. Contracts that have been classified as insurance are not reclassified subsequently. The liability is derecognized when the contract expires or is cancelled.

Mathematical reserves for current and future benefits are recognized based on contributions made under the capitalization financial system. The mathematical reserves for current benefits represent commitments under continued income plans which are recognized through actuarial calculation for the traditional, pension plan (PGBL) and cash value life insurance (VGBL) plans.

All valuation methods used by the subsidiaries are based on the general principle that the carrying amount of the net liability must be sufficient to meet any reasonably foreseeable obligation resulting from the insurance contracts. Investment assumptions are either determined by the local regulator or based on management’s future expectations. In the latter case, the anticipated future investment returns are set by management, considering the available market information and economic indicators. A significant assumption related to estimated gross profits on variable annuities, is the annual long-term growth rate of the underlying assets.

At each balance sheet date an assessment is made of whether the provisions for Mathematical reserves are adequate.

q) Provisions and contingent assets and liabilities

The directors of the consolidated entities, in preparing their respective financial statements, made a distinction between:

• Provisions: credit balances covering present obligations (legal or constructive) at the balance sheet date arising from past events which could give rise to a loss for the consolidated entities, which is considered to be probable to occur and a reliable estimate can be made of the amount of the obligation.

• Contingent liabilities: possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not wholly within the control of the consolidated entities. They include the present obligations of the consolidated entities when it is not probable that an outflow of resources embodying economic benefits will be required to settle them.

• Contingent assets: possible assets that arise from past events and whose existence is conditional on, and will be confirmed only by, the occurrence or non-occurrence of events beyond the control of the Bank. Contingent assets are not recognized in the consolidated balance sheet or in the consolidated income statement, but rather are disclosed in the notes, provided that it is probable that these assets will give rise to an increase in resources embodying economic benefits.

The Bank’s consolidated financial statements include all the material provisions with respect to which it is considered that it is more likely than not that the obligation will have to be settled. In accordance with accounting standards, contingent liabilities classified as possible losses must not be recognized in the consolidated financial statements, but must rather be disclosed in the notes.

Provisions, which are quantified on the basis of the best information available on the consequences of the event giving rise to them and are reviewed and adjusted at the end of each year, are used to cater for the specific obligations for which they were originally recognized. Provisions are fully or partially reversed when such obligations cease to exist or are reduced.

Provisions are classified according to the obligations covered as follows:

• Provisions for pensions and similar obligations: includes the amount of all the provisions made to cover post-employment benefits, including obligations to early retirees and similar obligations.

• Provisions for contingent liabilities, commitments and provisions for taxes and other legal contingencies and other provisions: include the amount of the provisions recognized to cover tax and legal contingencies and labor and civil litigation and the other provisions recognized by the consolidated entities.

r) Other liabilities

“Other liabilities” includes the balance of all accrued expenses and deferred income, excluding accrued interest, and the amount of any other liabilities not included in other categories.

s) Equity-instrument-based employee remuneration

Settlement in shares

It refers to options to purchase shares of the Bank promoting a commitment of the executives with the long-term results. The number of shares granted to executives vary according to certain performance parameters.

At the beginning of the plan is made an estimate of the likely amount of options to be granted and the fair value amount is recorded in Personal expenses against "Equity -Reserves - Share-Based Payment" throughout the vesting period.

Settlement in cash

At the beginning of the Plan is made an estimate of the likely amount of shares "hypothetical" that will be received by the executives. It is determined the fair value of the shares "hypothetical" and accounted throughout the vesting period a provision in Other liabilities against Personal expenses.

t) Recognition of income and expenses

The most significant criteria used by the Bank to recognize its income and expenses are summarized as follows:

i. Interest income, interest expenses and similar items

Interest income, interest expenses and similar items are generally recognized on an accrual basis using the effective interest method. Dividends received from other companies are recognized as income when the consolidated entities' right to receive them arises.

However, the recognition of accrued interest in the consolidated income statement is suspended for debt instruments and loans and advances individually classified as impaired and for the instruments for which impairment losses have been assessed collectively because they have payments more than two months past due. This interest is recognized as income, when collected, as a reversal of the related impairment losses.

ii. Commissions, fees and similar items

Fee and commission income and expenses are recognized in the consolidated income statement using criteria that vary according to their nature. The main criteria are as follows:

• Fee and commission income and expenses relating to financial assets and financial liabilities measured at fair value through profit or loss are recognized when paid;

• Those arising from transactions or services that are performed over a period of time are recognized over the life of these transactions or services; and

• Those relating to services provided in a single act are recognized when the single act has been performed.

iii. Non-finance income and expenses

These are recognized for accounting purposes on an accrual basis.

iv. Deferred collections and payments

These are recognized for accounting purposes at the amount resulting from discounting the expected cash flows at market rates.

v. Loan arrangement fees

Loan arrangement fees, mainly loan origination and application fees, are accrued and recognized in income over the term of the loan. In the case of loan origination fees, the portion relating to the associated direct costs incurred in the loan arrangement is recognized immediately in the consolidated income statement.

u) Financial guarantees

“Financial guarantees” are defined as contracts whereby an entity undertakes to make specific payments for a third party if the latter does not do so, irrespective of the various legal forms they may have, such as guarantees, irrevocable documentary credits issued or confirmed by the entity, etc.

The Bank initially recognizes the financial guarantees provided on the liability side of the consolidated balance sheet at fair value, which is generally the present value of the fees, commissions and similar interest receivable from these contracts over the term thereof, and simultaneously the Bank recognizes, on the asset side of the consolidated balance sheet, the amount of the fees, commissions and interest received at the start of the transactions and the amounts receivable at the present value of the fees, commissions and interest receivable.

Financial guarantees, regardless of the guarantor, instrumentation or other circumstances, are reviewed periodically so as to determine the credit risk to which they are exposed and, if appropriate, to consider whether a provision is required. The credit risk is determined by application of criteria similar to those established for quantifying impairment losses on debt instruments measured at amortized cost.

The provisions made for these transactions are recognized under “Provisions - Provisions for contingent liabilities, commitments and other provisions” in the consolidated balance sheet (note 22).

If a specific provision is required for financial guarantees, the related unearned commissions recognized under “Financial liabilities at amortized cost – Other financial liabilities” in the consolidated balance sheet are reclassified to the appropriate provision.

v) Assets under management and investment and pension funds managed by the Bank

Assets owned by third parties and managed by the consolidated entities are not presented on the face of the consolidated balance sheet. Management fees are included in “Fee and commission income” in the consolidated income statement. Note 42-a contains information on the third-party assets managed by the Bank.

The investment funds and pension funds managed by the consolidated entities are not recorded in the consolidated balance sheet since the related assets are owned by third parties. The fees and commissions earned in the year for the services rendered by the Bank entities to these funds (asset management and custody services) are recognized under “Fee and commission income” in the consolidated income statement.

w) Post-employment benefits

The bank has undertaken to supplement the public social security system benefits accruing to certain employees, and to their beneficiary right holders, for retirement, permanent disability or death.

The Bank's post-employment obligations to its employees are deemed to be "defined contribution plans" when the Bank makes pre-determined contributions (recognized in “Personnel expenses” in the consolidated income statement) to a separate entity and will have no legal or effective obligation to make further contributions if the separate entity cannot pay the employee benefits relating to the service rendered in the current and prior periods. Post-employment obligations that do not meet the aforementioned conditions are classified as “defined benefit plans” (note 22).

Defined contribution plans

The contributions made in this connection in each year are recognized under “Personnel expenses” in the consolidated income statement. The amounts not yet contributed at each year-end are recognized, at their present value, under “Provisions - Provisions for pensions and similar obligations” on the liability side of the consolidated balance sheet.

Defined benefit plans

The Bank recognizes under “Provisions - Provisions for pensions and similar obligations” on the liability side of the consolidated balance sheet (or under “Other assets” on the asset side, as appropriate) the present value of its defined benefit post-employment obligations, net of the fair value of the plan assets and of the net unrecognized cumulative actuarial gains and/or losses disclosed in the valuation of these obligations, which are deferred using a corridor approach, and net of the past service cost, which is deferred over time, as explained below.

“Plan assets” are defined as those that will be directly used to settle obligations and that meet the following conditions:

• They are not owned by the consolidated entities, but by a legally separate third party that is not a party related to the Bank.

• They can only be used to pay or finance post-employment benefits and cannot be returned to the consolidated entities unless the assets remaining in the plan are sufficient to meet all obligations of the plan and of the entity relating to current or former employee benefits, or to reimburse employee benefits already paid by the Bank.

“Actuarial gains and losses” are defined as those arising from differences between the previous actuarial assumptions and what has actually occurred and from the effects of changes in actuarial assumptions. The Bank uses, on a plan-by-plan basis, the corridor method and recognizes in the consolidated income statement the amount resulting from dividing by five the net amount of the cumulative actuarial gains and/or losses not recognized at the beginning of each year which exceeds 10% of the present value of the obligations or 10% of the fair value of the plan assets at the beginning of the year, whichever amount is higher.

The “past service cost”, which arises from changes to current post-employment benefits or from the introduction of new benefits, is recognized on a straight-line basis in the consolidated income statement over the period from the time the new commitments arise to the date on which the employee has an irrevocable right to receive the new benefits.

Post-employment benefits are recognized in the consolidated income statement as follows:

• Current service cost, defined as the increase in the present value of the obligations resulting from employee service in the current period, under “Personnel expenses”.

• Interest cost, defined as the increase during the year in the present value of the obligations as a result of the passage of time, under “Interest expense and similar charges”. When obligations are presented on the liability side of the consolidated balance sheet, net of the plan assets, the cost of the liabilities recognized in the income statement relates exclusively to the obligations recognized as liabilities.

• The expected return on plan assets and the gains or losses on the value of the plan assets under “Interest and similar income”.

• The actuarial gains and losses calculated using the corridor approach and the unrecognized past service cost, under “Provisions (net)” in the consolidated income statement.

x) Other long-term employee benefits

“Other long-term employee benefits”, defined as obligations to early retirees taken to be those who have ceased to render services at the entity but who, without being legally retired, continue to have economic rights vis-à-vis the entity until they acquire the legal status of retiree, long-service bonuses, obligations for death of spouse or disability before retirement that depend on the employee's length of service at the entity and other similar items, are treated for accounting purposes, where applicable, as established above for defined benefit post-employment plans, except that all past service costs and actuarial gains and losses are recognized immediately (note 22).

y) Termination benefits

Termination benefits are recognized when there is a detailed formal plan identifying the basic changes to be made, provided that implementation of the plan has begun, its main features have been publicly announced or objective facts concerning its implementation have been disclosed.

z) Income taxes

Income tax is calculated at the rate of 15% plus a 10% surtax; social contribution tax is calculated at the rate of 15% for financial institutions, and for non-financial companies the social contribution tax rate is 9%, after adjustments determined by tax legislation.

In accordance with the current regulation, the expected realization of the Bank’s tax credits, as shown in note 23, is based on the projection of future income and a technical study.

The expense for corporation income tax is recognized in the consolidated income statement, except when it results from a transaction recognized directly in equity, in which case the tax effect is also recognized in equity.

The current income tax expense is calculated as the sum of the current tax resulting from application of the appropriate tax rate to the taxable profit for the year (net of any deductions allowable for tax purposes), and of the changes in deferred tax assets and liabilities recognized in the consolidated income statement.

Deferred tax assets and liabilities include temporary differences, which are identified as the amounts expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and their related tax bases, and tax loss and tax credit carryforwards. These amounts are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled.

“Tax assets” includes the amount of all tax assets, which are broken down into “current” amounts of tax to be recovered within the next twelve months and “deferred” amounts of tax to be recovered in future years, including those arising from unused tax losses or tax credits.

“Tax liabilities” includes the amount of all tax liabilities (except provisions for taxes), which are broken down into “current” the amount payable in respect of the income tax on the taxable profit for the year and other taxes in the next twelve months and “deferred” the amount of income tax payable in future years.

Deferred tax liabilities are recognized in respect of taxable temporary differences associated with investments in subsidiaries, associates or joint ventures, except when the Bank is able to control the timing of the reversal of the temporary difference and, in addition, it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are only recognized for temporary differences to the extent that it is considered probable that the consolidated entities will have sufficient future taxable profits against which the deferred tax assets can be utilized, and the deferred tax assets do not arise from the initial recognition (except in a business combination) of other assets and liabilities in a transaction that affects neither taxable profit or accounting profit. Other deferred tax assets (tax loss and tax credit carryforwards) are only recognized if it is considered probable that the consolidated entities will have sufficient future taxable profits against which they can be utilized.

Income and expenses recognized directly in equity are accounted for as temporary differences.

The deferred tax assets and liabilities recognized are reassessed at each balance sheet date in order to ascertain whether they still exist, and the appropriate adjustments are made on the basis of the findings of the analyses performed.

PIS (Social Integration Program) and COFINS (Tax for Social Security Financing) taxes have been computed at a combined rate of 4.65% on certain gross revenues and expenses. Financial institutions may deduct financial expenses in determining the PIS/COFINS tax basis. PIS and COFINS are considered a profit-base component (net basis of certain revenues and expenses), therefore and accordingly to IAS 12 it is recorded as income taxes.

aa) Consolidated cash flow statements

The following terms are used in the consolidated cash flow statements with the meanings specified:

• Cash flows: inflows and outflows of cash and cash equivalents, which are short-term, highly liquid investments that are subject to an insignificant risk of changes in value.

• Operating activities: the principal revenue-producing activities of credit institutions and other activities that are not investing or financing activities.

• Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

• Financing activities: activities that result in changes in the size and composition of the equity and liabilities that are not operating activities.

In preparing the consolidated cash flows statement, the high liquidity investments with insignificant risk of changes in their values were classified as "Cash and cash equivalents". The Bank classifies as cash and cash equivalents balances recorded under "Cash and balance with the Brazilian Central Bank" and "Loans and amounts due from credit institutions" in the consolidated balance sheet, except restricted resources and long-term transactions.

The interest paid and received correspond basically to operating activities of Banco Santander.

3. Change in the scope of consolidation

a) Contribution of Banco Real

On July 24, 2008, Banco Santander Spain took indirect share control of the companies of the ABN AMRO Real Conglomerate in Brazil, after meeting all conditions for this transfer of control, especially the approval of De Nederlandsche Bank (the Central Bank of the Netherlands) and the Bacen.

The Extraordinary Stockholders' Meeting held on August 29, 2008 of Banco Santander, Banco Real and AAB Dois Par approved the corporate restructuring as defined in the Agreement and Plan of Merger of Shares of Banco ABN AMRO Real S.A. and ABN AMRO Brasil Dois Participações S.A. into Banco Santander S.A. (Merger Agreement).

The above-mentioned merger agreement established the justifications and conditions for the corporate restructuring consisting of the merger of all shares of Banco Real and AAB Dois Par into Banco Santander (Merger of Shares). As a result of the merger of shares: (a) Banco Real and AAB Dois Par were converted into wholly-owned subsidiaries of Banco Santander; (b) Banco Santander’s capital was increased based on the economic value of the shares of Banco Real and AAB Dois Par from R$9,131,448 thousand to R$47,152,201 thousand and (c) shares were issued by Banco Santander and delivered to the respective stockholders of Banco Real and AAB Dois Par.

The objectives of the operation were: (a) assure the transfer of the businesses acquired by Banco Santander Spain to its subsidiary already established and in operation in Brazil -Banco Santander; (b) assure the preservation of the corporate entity of Banco Santander, Banco Real and AAB Dois Par; (c) concentrate the minority interest in these institutions only in Banco Santander.

The operation allows to rationalize and simplify the equity structure of the companies of the Santander in Brazil will enable the stockholders of Banco Real and AAB Dois Par to become stockholders of a publicly traded company and have access to the current dividend policy of Banco Santander.

This new structure also allows a reduction of administrative costs, especially those related to legal and regulatory requirements.

As this is an operation involving the merger of shares, the legal personality of Banco Real and AAB Dois Par were preserved and any variations subsequent to the date of their balance sheets were properly accounted for in their respective accounting books.

The merger of shares of Real to the Bank was approved by the Brazilian Central Bank (Bacen) in January, 2009.

The following purchase price allocation, accounted for in accordance with IFRS 3, “Business Combinations,” reflects the purchase accounting adjustments determined on the date that Santander Spain acquired control of Banco Real since on that date Banco Real came under common control with the Bank. This allocation is explained below:

Thousands of Reais	Book value	Fair value (1)	Adjustment

Net assets acquired
Assets	132,301,795	130,930,255	(1,371,540)
Of which:
Cash and balances with Brazilian Central Bank	12,147,982	12,147,982	-
Debt instruments	21,758,968	21,728,385	(30,583)
Loans and advances to customers	69,669,710	68,039,392	(1,630,318)
Tangible assets	1,072,896	1,344,375	271,479

Liabilities	(119,436,124)	(120,826,655)	(1,390,531)
Of which:
Deposits from credit institutions	(20,946,768)	(20,932,165)	14,603
Customer deposits	(75,372,552)	(75,419,151)	(46,599)
Subordinated liabilities	(3,440,670)	(3,491,143)	(50,473)
Other financial liabilities	(5,974,858)	(5,852,833)	122,025
Provisions (4)	(3,536,049)	(4,968,623)	(1,432,574)

Net assets acquired	12,865,671	10,103,600	(2,762,071)
Intangible assets (2)		1,229,716
Fair value of the assets		11,333,316

Total consideration (3)		38,946,426
Satisfied by:
Shares		38,920,753
Cash		25,673
Goodwill		27,613,110

(1) The fair values of the assets and liabilities acquired were determined based on independent appraisals on August 29, 2008 (date of acquisition) and adjusted on June 30, 2009 as permitted by IFRS. This assets and liabilities were measured based on appraisals of tangible assets, consideration of advice provided by legal counsel for contingent liabilities in Provisions, and discounted cash flow analysis for all other assets and liabilities, taking into consideration the expected future economic benefits of the intangible assets.
(2) Amount relates to customer list with an estimated useful life of 10 years.
(3) Total consideration is based on amounts paid by the Santander Group for the acquisition of Banco Real.
(4) Includes R$124,684 thousand adjustment booked in the six months ended June 30, 2009 respective to a revision in the fair value of provisions, as permitted under IFRS 3.

The incorporation of Banco Real and AAB Dois Par into the Bank resulted in an increase in the Bank’s market share and distribution capacity and diversified the Bank’s portfolio, resulting in a stronger capital and liquidity position.

b) Merger of Shares of Santander Seguros S.A. (Santander Seguros), Banco Comercial e de Investimento Sudameris S.A. (BCIS) and Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. (Santander Brasil Asset)

The Extraordinary Stockholders' Meeting held on August 14, 2009, of Banco Santander, Santander Seguros, BCIS and Santander Brasil Asset approved the corporate restructuring as set out in the Agreement for the "Merger of Santander Seguros S.A., Banco Comercial e de Investimento Sudameris S.A. and Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. into the equity of Banco Santander (Brasil) S.A." (the merger agreement).

The Merger Agreement establishes the reasons and conditions for the corporate restructuring consisting of the merger of all the shares of Santander Seguros, Banco BCIS and Santander Brasil Asset into the equity of Banco Santander (Share Merger). As a result of the Share Merger, Santander Seguros, Banco BCIS and Santander Brasil Asset (Merged Companies) were transformed into wholly-owned subsidiaries of Banco Santander (Merging Company), under Article 252 of Law 6404/76. The stockholders’ equity of Banco Santander was increased in the amount of R$2,471,413 thousand to the corresponding value of the shares of Santander Seguros, the BCIS and Santander Asset Brazil, through the issuance of 14,410,886 shares (7,710,343 shares and 6,700,543 preferred shares), all registered shares with no par value, delivered to the respective shareholders of the Merged Companies.

The mergers were accounted by the Bank using the historical IFRS balance sheet of the merged companies as of June 30, 2009, since such mergers were accounted as a business combination under common control.

Considering the fact that such transactions are a merger of shares, the legal personality of Santander Seguros, Banco BCIS and Santander Brasil Asset were preserved and any variations subsequent to the date of their balance sheets were properly accounted for in their respective accounting books.

The Merger of Santander Seguros' shares led to mutual participation between Banco Santander and Santander Seguros. On May 26, 2010, the Santander Seguros sold the participation in Banco Santander corresponding to 16,767 thousand shares (7,241 thousand ordinary shares and 9,526 thousand preference shares) traded at BM&FBovespa, eliminating the mutual participation between Banco Santander and Santander Seguros.

The merger of shares was approved by Bacen on September 28, 2009.

Balance sheets as of June 30, 2009 are presented below. The purpose of this information is to provide the position of impacts on equity related to these acquisitions.

Assets	17,680,796
Of which:
Debt instruments	2,522,657
Equity instruments	13,372,434
Loans and advances to customers	172,190
Tangible assets	4,072

Liabilities	17,680,796
Of which:
Customer deposits	918,682
Liabilities for insurance contracts	13,350,163
Provisions	159,758
Shareholders' equity	2,471,413

4. Cash and balances with the Brazilian Central Bank

Thousands of Reais	2010	2009

Cash and cash equivalents	3,158,003	18,730,403
of which:
Cash	3,158,003	3,630,669
Money market investments (1)	-	15,099,734
Money market investments (2)	12,456,450	-
Central bank compulsory deposits (3)	41,185,698	8,538,609
Total	56,800,151	27,269,012

(1) Includes securities purchased under agreements to resell, short-term and present insignificant risk of changes in value.
(2) Includes securities purchased under agreements to resell, long term and not considered cash equivalents.
(3) Central bank compulsory deposits relate to a minimum balance financial institutions are required to maintain with the Brazilian Central Bank based on a percentage of deposits received from third parties, regarded as restricted use of resources.

5. Loans and amounts due from credit institutions

The breakdown, by classification, type and currency, of the balances of “Loans and amounts due from credit institutions” in the consolidated balance sheets is as follows:

Thousands of Reais	2010	2009

Classification:
Financial assets held for trading	47,662	67,170
Other financial assets at fair value through profit or loss	292,034	1,907,265
Loans and receivables	22,658,520	24,228,143
Total	22,998,216	26,202,578

Type:
Time deposits (2)	9,110,447	9,945,047
Reverse repurchase agreements (1)(2)	599,999	6,160,397
Escrow deposits	7,316,926	6,192,292
Cash and Foreign currency investments (2)	5,826,715	3,493,254
Other accounts	144,129	411,588
Total	22,998,216	26,202,578

Currency:
Brazilian Real	17,412,613	20,775,625
US dollar	5,100,831	5,086,320
Euro	455,831	293,329
Pound sterling	3,046	14,729
Other currencies	25,895	32,725
Impairment losses	-	(150)
Total	22,998,216	26,202,578

(1) Collateralized by debt instruments.
(2) In 2010, includes R$6,188,896 thousand of transactions considered cash equivalents.

Note 42-c contains a detail of the residual maturity periods of loans and receivables and of the related average interest rates.

6. Debt instruments

The breakdown, by classification, type and currency, of the balances of “Debt instruments” is as follows:

Thousands of Reais	2010	2009

Classification:
Financial assets held for trading	16,472,413	12,554,035
Other financial assets at fair value through profit or loss	224,388	210,973
Available-for-sale financial assets	45,477,982	44,745,924
Loans and receivables	81,444	-
Total	62,256,227	57,510,932

Type:
Government securities - Brazil (1)	55,443,469	53,620,439
Government securities - others	379,341	366,252
Debentures and Promissory notes	4,523,111	2,301,584
Other debt securities	1,910,306	1,252,332
Impairment losses(2)	-	(29,675)
Total	62,256,227	57,510,932

Currency:
Brazilian Real	61,329,205	56,782,142
US dollar	547,681	392,213
Euro	379,341	366,252
Impairment losses(2)	-	(29,675)
Total	62,256,227	57,510,932

(1) Includes, substantially, National Treasury Bills (LTN), Treasury Bills (LFT) e National Treasury Notes (NTN-B, NTN-C e NTN-F).
(2) It was settled in 2010 the position in debentures and therefore written off the respective impairment loss.

At December 31, 2010, includes R$27,348,766 thousand (2009 - R$2,590,485 thousand) of debt securities totaling had been assigned to repurchase agreements, R$7,259,356 thousand (2009 - R$17,994,443 thousand) to compulsory deposits in Central Bank, R$4,316,863 thousand (2009 - R$2,392,715 thousand) to guarantee BM&FBovespa transactions and R$24,059,449 thousand (2009 - R$19,720,547 thousand) to escrow deposits, related coverage of PGBL/VGBL and other guarantee.

Note 42-c contains a detail of the residual maturity periods of available-for-sale financial assets and of loans and receivables and of the related average interest rates.

7. Equity instruments

a) Breakdown

The breakdown, by classification and type, of the balances of “Equity instruments” is as follows:

Thousands of Reais	2010	2009

Classification:
Financial assets held for trading	3,283,931	2,544,441
Other financial assets at fair value through profit or loss	17,423,359	13,787,109
Available-for-sale financial assets	1,728,037	1,660,196
Total	22,435,327	17,991,746

Type:
Shares of Brazilian companies	1,153,037	1,470,918
Shares of foreign companies	503	67,876
Investment fund units and shares (1)	21,281,787	16,452,952
Total	22,435,327	17,991,746

(1) Includes Investment fund units Guarantors of Benefit Plans - PGBL/VGBL, related to the liabilities for insurance contracts.

b) Changes

The changes in the balance of “Equity instruments – Financial assets held for trading” were as follows:

Thousands of Reais	2010	2009

Balance at beginning of year	2,544,441	678,993
Changes in the scope of consolidation (note 3)	-	1,722,965
Net additions /disposals	360,610	(9,148)
Valuation adjustments	378,880	151,631
Balance at end of year	3,283,931	2,544,441

The changes in the balance of “Equity instruments – Other financial assets at fair value through profit or loss” were as follows:

Thousands of Reais	2010	2009

Balance at beginning of year	13,787,109	-
Changes in the scope of consolidation (note 3)	-	11,257,572
Net additions /disposals	2,480,188	-
Valuation adjustments (1)	1,156,062	2,529,537
Balance at end of year	17,423,359	13,787,109

(1) The variation of the Investment fund units Guarantors of Benefit Plans - PGBL/VGBL are accounted as income in "Other operating income (expense) - Expense from insurance contracts" net of the variations of their technical provisions.

The changes in the balance of “Equity instruments – Available-for-sale financial assets” were as follows:

Thousands of Reais	2010	2009

Balance at beginning of year	1,660,196	1,244,490
Net changes in the scope of consolidation (note 3)	-	4,526
Net additions /disposals	(22,584)	192,600
Valuation adjustments	90,425	218,580
Balance at end of year	1,728,037	1,660,196

8. Derivative financial instruments and Short positions

a) Notional amounts and market values of trading and hedging derivatives

The breakdown of the notional and/or contractual amounts and the market values of the trading and hedging derivatives held by the Bank is as follows:

Thousands of Reais	2010		2009
	Notional Amount	Market Value	Notional Amount	Market Value

Trading derivatives
Interest rate risk and other:
Interest rate swaps	53,050,746	15,076,839	50,761,630	12,646,099
Options - purchase and sales	351,261,588	(136,695)	181,501,740	33,762
Forward and futures contracts	81,921,145	10,289	32,263,081	-
Foreign currency risk:
Currency swaps (1)	36,923,396	(14,522,887)	40,616,308	(11,648,297)
Options - purchase and sales	12,351,165	2,193	28,983,489	(333,259)
Forward and futures contracts	26,713,978	(167,694)	22,063,175	(150,008)
	562,222,018	262,045	356,189,423	548,297
Hedging derivatives
Interest rate risk:
Futures contracts (2)	7,165,189	-	15,294,094	-
Interest rate swaps	549,276	115,528	1,249,645	153,619
	7,714,465	115,528	16,543,739	153,619
Total	569,936,483	377,573	372,733,162	701,916

(1) Includes credit derivatives, which the Bank uses to reduce or eliminate its exposure to specific risks arising from the purchase or sale of assets associated with the credit portfolio management. In December 31, 2010, the volume of credit derivatives with total return rate – credit risk received corresponds to R$495,066 thousand of cost (December 31, 2009, R$655,126 thousand) and R$444,330 thousand of fair value (December 31, 2009, R$527,532 thousand). During the period there were no credit events related to events provided for in the contracts. Required base capital used amounted to R$8,121 thousand (December 31, 2009, R$7,498 thousand).
(2) Futures contracts registered at BM&FBovespa has positions receivables and payables settled daily.

The notional and/or contractual amounts of the contracts entered into do not reflect the actual risk assumed by the Bank, since the net position in these financial instruments is the result of offsetting and/or combining them. This net position is used by the Bank basically to hedge the interest rate, underlying asset price or foreign currency risk; the results on these financial instruments are recognized under “Gains/losses on financial assets and liabilities (net)” in the consolidated income statements and increase or offset, as appropriate, the gains or losses on the investments hedged.

Additionally, in order to interpret correctly the results on the “Securities and Commodities Derivatives” shown in the foregoing table, it should be considered that these items relate mostly to securities options for which a premium has been received which offsets their negative market value. Also, this market value is offset by positive market values generated by symmetrical positions in the Bank’s held-for-trading portfolio.

The Bank manages the credit risk exposure of these contracts through netting arrangements with its main counterparties and by receiving assets as collateral for its risk positions.

The detail of the cumulative credit risk exposure, by financial derivative, is as follows:

Thousands of Reais	2010	2009

Securities derivatives	201,449	162,588
Currency derivatives	75,988,539	91,662,972
Interest rate derivatives	493,746,495	280,907,602
Total	569,936,483	372,733,162

b) Trading derivatives

The breakdown of the notional and/or contractual amounts of trading derivative by maturity is as follows:

Thousands of Reais	2010				2009
	Up to 3 months	From 3 to 12 months	Over 12 months	Total	Total

Swap	24,247,488	15,961,375	49,765,279	89,974,142	91,377,938
Options	188,184,542	155,140,045	20,288,166	363,612,753	210,485,229
Futures contracts	53,875,301	22,769,750	17,657,390	94,302,441	44,886,986
Forward contracts and Others	7,396,948	3,956,973	2,978,761	14,332,682	9,439,270
Total	273,704,279	197,828,143	90,689,596	562,222,018	356,189,423

The detail of the fair value of the trading derivatives reported in assets and liabilities:

Thousands of Reais	2010		2009
	Assets	Liabilities	Assets	Liabilities

Swap Differentials Receivable/Payable (1)	4,328,952	3,775,000	3,998,568	3,000,766
Option Premiums to Exercise	210,232	344,734	570,923	870,420
Forward Contracts and others	478,175	635,580	380,515	530,523
Total	5,017,359	4,755,314	4,950,006	4,401,709

(1) Includes swap options, credit and embedded derivatives.

c) Market risk hedge

	2010			2009
		Fair	Adjustment		Fair	Adjustment
Thousands of Reais	Cost	value	to fair value	Cost	value	to fair value

Hedge instruments
Swap Contracts	118,348	115,528	(2,820)	169,931	153,619	(16,312)
Asset	549,276	557,766	8,490	1,249,645	1,259,020	9,375
Interbank Deposit Rates - CDI	424,211	426,852	2,641	862,027	867,810	5,783
Indexed to Foreign Currency - Pound	-	-	-	387,618	391,210	3,592
Indexed to Foreign Currency - Libor - Dollar	125,065	130,914	5,849	-	-	-
Liabilities	(430,928)	(442,238)	(11,310)	(1,079,714)	(1,105,401)	(25,687)
Indexed to Foreign Currency - Dollar	(305,837)	(311,367)	(5,530)	(1,075,922)	(1,101,588)	(25,666)
Indexed to Foreign Currency - Fixed - Dollar	(125,091)	(130,871)	(5,780)	-	-	-
Fixed Interest Rate - Reais	-	-	-	(3,792)	(3,813)	(21)

Hedge Object	429,896	443,446	13,550	1,073,020	1,100,046	27,026
Credit Portfolio	429,896	443,446	13,550	685,405	708,566	23,161
Indexed to Foreign Currency - Dollar	304,794	311,381	6,587	681,613	704,753	23,140
Indexed to Foreign Currency - Fixed - Dollar	125,102	132,065	6,963	-	-	-
Fixed Interest Rate - Reais	-	-	-	3,792	3,813	21
Borrowings	-	-	-	387,615	391,480	3,865
Indexed to Foreign Currency - Pound	-	-	-	387,615	391,480	3,865

d) Cash flow hedge

Include cash flow hedge - Future DI, with notional value of R$7,165,189 thousand (2009 - R$15,294,094 thousand), and maturities to January 2, 2012. The mark-to-market effect is recorded in stockholders’ equity and corresponds to a debit of R$186,578 thousand (2009 - R$262,695 thousand), net of taxes. The curve value and the fair values of transactions classified as hedges, Bank Certificates of Deposit (CDBs), is R$7,385,636 thousand (2009 - R$15,337,856 thousand).

The effectiveness obtained for the hedge portfolio as of December 31, 2010 and 2009, was in accordance with present regulations and no ineffective portion was identified to be recorded in income for the period.

e) Short positions

Short positions for 2010 and 2009 are related to Equity instruments from borrowed securities.

9. Loans and advances to customers

a) Breakdown

The breakdown, by classification, of the balances of “Loans and advances to customers” in the consolidated balance sheets is as follows:

Thousands of Reais	2010	2009

Other financial assets at fair value through profit or loss	-	389,113
Loans and receivables	151,366,561	127,934,811
Of which:
Loans and receivables at amortized cost	160,558,323	138,005,290
Impairment losses	(9,191,762)	(10,070,479)
Loans and advances to customers, net	151,366,561	128,323,924
Loans and advances to customers, gross	160,558,323	138,394,403

Note 42-c contains a detail of the residual maturity periods of loans and receivables and of the related average interest rates.

There are no loans and advances to customers for material amounts without fixed maturity dates.

b) Detail

Following is a detail, by loan type and status, borrower sector and interest rate formula, of the loans and advances to customers, which reflect the Bank’s exposure to credit risk in its core business, gross of impairment losses:

Thousands of Reais	2010	2009

Loan borrower sector:
Commercial, financial and industrial	78,101,177	66,600,944
Real estate-construction	5,392,015	3,828,675
Real estate-mortgage	6,698,125	5,225,798
Installment loans to individuals	60,250,581	49,103,083
Lease financing	10,116,425	13,635,903
Total (1)	160,558,323	138,394,403

(1) It includes commercial credit, secured loans, reverse repurchase agreements, finance leases, other term loans and impaired assets.

Interest rate formula:
Fixed interest rate	98,669,915	90,663,927
Floating rate	61,888,408	47,730,476
Total	160,558,323	138,394,403

c) Impairment losses

The changes in the allowances for the impairment losses on the balances of “Loans and receivables - Loans and advances to customers” were as follows:

Thousands of Reais	2010	2009	2008

Balance at beginning of year	10,070,479	8,181,156	2,249,432
Impairment losses charged to income for the year	9,050,547	10,520,390	4,533,301
Of which:
Commercial, financial and industrial	3,097,195	3,071,839	1,451,583
Real estate-mortgage	70,538	27,531	25,939
Installment loans to individuals	5,780,316	7,197,954	2,951,494
Lease finance	102,498	223,066	104,285
Inclusion of entities in the Bank in the year	-	-	4,717,191
Of which:
Commercial, financial and industrial	-	-	1,987,596
Real estate-mortgage	-	-	48,301
Installment loans to individuals	-	-	2,609,890
Lease finance	-	-	71,404
Write-off of impaired balances against recorded impairment allowance	(9,929,264)	(8,631,067)	(3,318,768)
Of which:
Commercial, financial and industrial	(3,209,180)	(3,072,849)	(738,611)
Real estate-mortgage	(42,026)	(31,177)	(13,279)
Installment loans to individuals	(6,508,585)	(5,377,097)	(2,513,112)
Lease finance	(169,473)	(149,944)	(53,766)
Balance at end of year	9,191,762	10,070,479	8,181,156

Thousands of Reais	2010	2009	2008

Recoveries of loans previously charged off	817,635	537,509	430,656
Of which:
Commercial, financial and industrial	88,507	41,995	144,325
Real estate-mortgage	68,792	57,757	29,230
Installment loans to individuals	634,779	420,366	246,001
Lease finance	25,557	17,391	11,100

Taking into account these amounts recognized in “Impairment losses charged to income for the year” and the "Recoveries of loans previously charged off", the "Impairment losses on financial assets - Loans and receivables” amounted to R$8,232,912 thousand in 2010, R$9,982,881 thousand in 2009 and R$4,102,645 thousand in 2008.

d) Impaired assets

The detail of the changes in the balance of the financial assets classified as “Loans and receivables – loans and advances to customers” and considered to be impaired due to credit risk is as follows:

Thousands of Reais	2010	2009	2008

Balance at beginning of year	9,899,884	7,730,464	2,092,787
Net additions	9,378,028	10,800,487	5,035,515
Written-off assets	(9,929,264)	(8,631,067)	(3,318,768)
Increase in scope of consolidation (note 3)	-	-	3,920,930
Balance at end of year	9,348,648	9,899,884	7,730,464

This amount, after deducting the related allowances, represents the Bank’s best estimate of the fair value of the impaired assets.

Following is a detail of the financial assets classified as loans and receivables and considered to be impaired due to credit risk at December 31, 2010 and 2009, classified by age of the oldest past-due amount:

Thousands of Reais	2010	2009

With no Past-Due Balances or Less than 3 Months Past Due	3,002,651	1,725,651
With Balances Past Due by
3 to 6 Months	2,450,311	2,813,568
6 to 12 Months	3,171,528	4,818,827
12 to 18 Months	372,151	493,371
18 to 24 Months	293,796	30,770
More than 24 Months	58,211	17,697
Total	9,348,648	9,899,884

Normally, the Bank writes-off its loans when they have arrears of more than 360 days. In the case of long term loans (over 3 years), they are written-off when they complete 540 days of delay. The loss is recorded in a compensation account for a minimum of 5 years and while not exhausted all procedures for collection.

e) Lease portfolio at present value

Thousands of Reais	2010	2009

Gross investment in lease transactions	12,921,149	18,199,753
Lease receivables	8,721,847	11,165,564
Unrealized residual values (1)	4,199,302	7,034,189
Unearned income on lease	(8,496,306)	(10,858,258)
Offsetting residual values	(4,199,302)	(7,034,188)
Leased property and equipment	21,304,308	24,214,659
Accumulated depreciation	(12,324,135)	(10,041,819)
Excess depreciation	9,805,118	8,781,285
Losses on unamortized lease	166,451	154,887
Advances for guaranteed residual value	(9,107,457)	(9,824,700)
Other assets	46,599	44,284
Total	10,116,425	13,635,903

(1) Guaranteed residual value of lease agreements.

Leasing unrealized financial income (Income to appropriate related to Minimum payments to receive) is R$2,804,729 thousand (2009 - R$4,563,850 thousand).

As of December 31, 2010, there were no material agreements for lease contracts.

Breakdown by maturity

Gross investment in lease transactions

Thousands of Reais	2010	2009

Overdue	322,851	339,103
Due to:
Up to 1 year	5,207,603	6,330,608
From 1 to 5 years	7,384,925	11,523,166
Over 5 years	5,770	6,876
Total	12,921,149	18,199,753

Report per lease portfolio maturity at present value

Thousands of Reais	2010	2009

Overdue	228,222	258,589
Due to:
Up to 1 year	4,796,604	5,733,608
From 1 to 5 years	5,089,299	7,639,674
Over 5 years	2,300	4,032
Total	10,116,425	13,635,903

10. Non-current assets held for sale

At December 31, 2010 and 2009, the total amount of non-current assets held for sale includes foreclosed assets and other tangible assets. The change in the "Non-current assets held for sale" is as follows:

Thousands of Reais	2010	2009

Balance at beginning of year	355,285	291,002
Foreclosures loans and other assets transferred	38,037	228,267
Sales (1)	(225,796)	(183,195)
Acquired companies	-	19,211
Final balance, gross (3)	167,526	355,285
Impairment losses (2)	(100,705)	(183,821)
Impairment as a percentage of foreclosed assets	60.11%	51.74%
Balance at end of year	66,821	171,464

(1) Includes sale of administrative buildings mainly related to the move to new headquarter.
(2) In 2010 includes basically low of R$57,810 thousand of recoverable amount related divestitures, partially offset by up to R$10,445 thousand in provision for assets transferred in the year.
(3) Refers mainly to buildings and vehicles due to executions of loans.

11. Investments in associates

a) Breakdown

The breakdown, by company, of the balance of “Investments in associates” (see note 2-b) is as follows:

Thousands of Reais	Participation %		Investments		Results from companies accounted for by the equity method
	2010	2009	2010	2009	2010	2009	2008

Norchem Holding e Negócios S.A.	21.75%	21.75%	22,325	24,056	1,780	2,870	1,899
Norchem Participações e Consultoria S.A. (4)	50.00%	50.00%	28,525	28,918	2,432	1,297	3,046
Companhia de Crédito, Financiamento e Investimento RCI Brasil	39.58%	39.58%	106,939	101,303	21,025	16,720	2,639
Companhia de Arrendamento Mercantil RCI Brasil	39.88%	39.88%	202,825	189,088	18,017	13,133	4,548
Celta Holding S.A. (3)	-	26.00%	-	65,612	522	4,267	30,676
ABN AMRO Brasil Dois Participações S.A. (2)	-	-	-	-	-	126,442	-
Companhia Brasileira de Meios de Pagamento - Visanet (2)	-	-	-	-	-	115,796	50,726
Cibrasec - Companhia Brasileira de Securitização (1)	13.64%	13.64%	9,972	10,145	166	475	(49)
Outros (2)	-	-	-	-	-	14,414	18,845
Total			370,586	419,122	43,942	295,414	112,330

(1) Although the participations was less than 20%, the bank presumed significant influence on such participation, which was evidenced due to the bank’s representation on the board of directors of investee, participation in policy-making process, including participation in decisions about dividends and material transactions between the bank and the investee.
(2) Investments sold in 2009.
(3) Investment sold in 2010.
(4) Joint-controlled company.
(*) Associates companies do not have their shares listed on the Stock Exchange.
(**) The Bank does not have collateral with associates.

b) Changes

The changes in the balance of this item were as follows:

Thousands of Reais	2010	2009

Balance at beginning of year	419,122	633,595
Changes in the scope of consolidation	-	338,715
Disposals and capital reductions (1)	(59,267)	(698,988)
Effect of equity accounting	43,942	295,414
Dividends received	(33,211)	(153,181)
Other	-	3,567
Balance at end of year	370,586	419,122

(1) In 2009, the Bank made a disposal of investment of Companhia Brasileira de Meios de Pagamentos - (VisaNet), Tecban - Tecnologia Bancária S.A. and Companhia Brasileira de Soluções e Serviços - CBSS accounting a net gain of R$3,315 million recorded in Gains/losses on disposal of assets not classified as non-current asset held for sale.

c) Impairment losses

No impairment was accounted for with respect to investments in associates in 2010, 2009 and 2008.

d) Other disclosures

Following is a summary of the financial information on the associates (obtained from the information available at the reporting date).

Thousands of Reais	2010	2009	2008

Total assets	3,786,154	6,040,977	16,354,230
Total liabilities	2,721,128	5,087,708	14,099,847
Total revenues	1,087,588	605,491	5,883,440
Total profit	134,577	101,906	1,613,115

12. Tangible assets

Tangible assets of the Bank relate to property, plant and equipment for own use. The Bank does not have tangible assets held as investment property nor leased out under operating leases. The Bank is also not a part of any financial lease contracts as of and during fiscal years ended December 31, 2010 and 2009.

The detail, by class of asset, of the tangible assets in the consolidated balance sheets is as follows:

Thousands of Reais	Cost	Accumulated Depreciation	Impairment Losses	Net Balance

Land and buildings	2,098,622	(220,186)	(86,053)	1,792,383
IT equipment and fixtures	1,233,776	(747,826)	-	485,950
Furniture and vehicles	2,068,058	(644,622)	-	1,423,436
Balance at December 31, 2009	5,400,456	(1,612,634)	(86,053)	3,701,769

Land and buildings	2,226,175	(269,553)	(61,304)	1,895,318
IT equipment and fixtures	1,317,006	(852,129)	-	464,877
Furniture and vehicles	3,000,988	(844,337)	-	2,156,651
Works in progress and others	1,263	-	-	1,263
Balance at December 31, 2010	6,545,432	(1,966,019)	(61,304)	4,518,109

Changes

The changes in “Tangible assets” in the consolidated balance sheets were as follows:

Thousands of Reais	2010	2009

Cost:
Balance at beginning of the year	5,400,456	5,391,365
Changes in the scope of consolidation (note 3)	-	5,524
Additions	1,319,869	1,815,803
Disposals	(172,349)	(1,810,022)
Exchange differences and other items	(2,544)	(2,214)
Balance at end of the year	6,545,432	5,400,456

Accumulated depreciation:
Balance at beginning of the year	(1,612,634)	(1,471,672)
Changes in the scope of consolidation (note 3)	-	(1,452)
Disposals	133,561	257,146
Charge for the year	(487,626)	(447,138)
Exchange differences and other items	680	50,482
Balance at end of the year	(1,966,019)	(1,612,634)

Impairment losses:
Balance at beginning of the year	(86,053)	(90,619)
Impairment charge for the year	1,317	4,566
Disposals	23,432	-
Balance at end of the year	(61,304)	(86,053)

Total	4,518,109	3,701,769

The depreciation expenses has been included in the line item “Depreciation and amortization” in the income statement.

13. Intangible assets - Goodwill

The goodwill recorded is subject to impairment test at least annually or in a short period, whenever there are indications of impairment and was allocated according to the operating segments (note 43).

The base used to evaluete the unpairment test is the value in use, for this purpose, management estimates cash flow that is subject to several factors, including: (i) macro-economic projections of interest rates, inflation, exchange rate and other, (ii) the conduct and growth estimates (iii) increased costs, returns, synergies and investment plan, (iv) the behavior of customers, and (v) growth rate and adjustments applied to flows in perpetuity. The adoption of these estimates involves the likelihood of future events and changing some of these factors could have a different result.

Based on the assumptions described above the tests carried out did not identify any impairment to goodwill in 2010 and 2009.

Thousands of Reais	2010	2009

Breakdown:
Banco ABN Amro Real S.A.	27,217,565	27,217,565
Real Seguros Vida e Previdência	1,094,671	1,094,671
Total	28,312,236	28,312,236

Operating segments:
Commercial Banking	27,217,565	27,217,565
Asset Management and Insurance	1,094,671	1,094,671
Total	28,312,236	28,312,236

	Commercial Banking		Asset Management and Insurance (3)
	2010	2009	2010
Main assumptions:
Basis of valuation	Value in use: cash flows
Period of the projections of cash flows (1)	10 years	3 years	7 years
Growth rate	5.0%	4.5%	5.0%
Discount rate (2)	15.5%	15.2%	16.7%

(1) The projections of cash flow are prepared using internal budget and growth plans of the administration, based on historical data, market expectations and conditions such as industry growth, interest hate and inflation.
(2) The discount rate is calculated based on the capital asset pricing model (CAPM).
(3) In 2009, due to the recent merger of shares of Santander Seguros (Note 3.b) and the result of calculating the economic value assessment made recently, the Bank has not detected and therefore not recognized losses for non-recovery of value (impairment).

Sensitivity test was carried out of the main premises, reasonable possible change, and was not identified any impairment to goodwill.

The changes of goodwill in December, 31 2010 and 2009 were as follows:

Thousands of Reais	2010	2009

Balance at beginning of the year	28,312,236	27,488,426
Acquisitions:
Banco ABN Amro Real S.A. (1)	-	124,684
Real Seguros Vida e Previdência	-	1,094,671
Disposals:
Banco ABN Amro Real S.A. (2)	-	(395,545)
Balance at end of the year	28,312,236	28,312,236

(1) Includes the adjusted amount of R$124,684 thousand in June 30, 2009, related to fair value´s final determination, as allowed by IFRS 3.
(2) It includes the partial write-off of the goodwill on investments on ABN Amro Brasil Dois Participações S.A. and Companhia Brasileira de Meios de Pagamento - Visanet.

14. Intangible assets - Other intangible assets

a) The breakdown of the balance of “Other intangible assets” is as follows:

Thousands of Reais	Estimated Useful Life	2010	2009

With finite useful life:
IT developments	3 years	2,405,493	1,711,000
Customer relationship	(1)	4,616,136	4,288,031
Other assets	up to 5 years	249,397	237,517
Accumulated amortization		(2,815,200)	(2,123,698)
Impairment losses (2)		(805,443)	(807,147)
Total		3,650,383	3,305,703

(1) Includes accrued payments related to the commercial partnership contracts with the private and public sectors to secure exclusivity for banking services of payroll credit processing and payroll loans, maintenance of collection portfolio, supplier payment services and other banking services. Banco Real’s customer relationship is amortized in 10 years and exclusivity contracts for provision of banking services are amortized over the term of the respective agreements.
(2) Includes impairment loss of the asset recorded for the purchase of the payroll of public entities. In 2009, this loss was recognized due to: (i) change in the law of the portability of the current account that allowed customers to choose the bank which they want to receive their salaries, (ii) reduction on the market value of payrolls And (iii) contracts termination history.

b) The changes in “Other intangible assets” were as follows:

Thousands of Reais	2010	2009

Balance at beginning of year	3,305,703	3,506,861
Change in the scope of consolidation (note 3)	-	8,296
Additions/Disposals	1,086,208	1,466,411
Amortization	(749,784)	(801,474)
Impairment losses (1)	(813)	(859,216)
Exchange differences and other changes (net)	9,069	(15,175)
Balance at end of year	3,650,383	3,305,703

(1) In 2009, includes a provision for impairment losses over the purchase of contracts for providing banking services in the amount of R$818,843 thousand. This impairment was recognized due to: (i) change in the Law of the portability of current accounts which allowed customers to choose the bank which they want to receive their salaries; (ii) reduction on the market value of contracts for provision of banking services; and (iii) the contracts termination experience.

The amortization expenses has been included in the line item “Depreciation and amortization” in the income statement.

15. Other assets

The breakdown of the balance of “Other assets” is as follows:

Thousands of Reais	2010	2009

Prepayments and accrued income	870,276	1,059,738
Other receivables (1)	1,042,725	811,699
Total	1,913,001	1,871,437

(1) Includes assets for insurance contracts and reinsurance, in the amount of R$151.033 thousand.

16. Deposits from the Brazilian Central Bank and Deposits from credit institutions

The breakdown, by classification, type and currency, of the balances of these items is as follows:

Thousands of Reais	2010	2009

Classification:
Other financial liabilities at fair value through profit or loss	-	1,795
Financial liabilities at amortized cost	42,391,572	21,195,959
Of which:
Deposits from the Brazilian Central Bank	-	240,113
Deposits from credit institutions	42,391,572	20,955,846
Total	42,391,572	21,197,754

Type:
Demand deposits (1)	344,072	195,081
Time deposits (2)	28,867,406	20,838,179
Repurchase agreements	13,180,094	164,494
Total	42,391,572	21,197,754

Currency:
Reais	26,794,663	10,706,908
Euro	307,022	236,572
US dollar	14,065,828	10,004,349
Other currencies	1,224,059	249,925
Total	42,391,572	21,197,754

(1) Non-interest bearing accounts.
(2) It includes the operation with credit institution arising from export and import financing lines, BNDES and Finame on-lending and abroad and other credit lines abroad.

Note 42-c contains a detail of the residual maturity periods of financial liabilities at amortized cost and of the related average interest rates.

17. Customer deposits

The breakdown, by classification and type, of the balance of “Customer deposits” is as follows:

Thousands of Reais	2010	2009

Classification:
Financial liabilities at amortized cost	167,949,201	149,440,156
Total	167,949,201	149,440,156

Type:
Demand deposits
Current accounts (1)	16,131,836	15,139,942
Savings accounts	30,303,463	25,216,924
Time deposits	68,916,301	74,633,544
Repurchase agreements	52,597,601	34,449,746
Total	167,949,201	149,440,156

(1) Non-interest bearing accounts.

Note 42-c contains a detail of the residual maturity periods of financial liabilities at amortized cost and of the related average interest rates.

18. Marketable debt securities

The breakdown, by classification and type, of the balance of “Marketable debt securities” is as follows:

Thousands of Reais	2010	2009

Classification:
Financial liabilities at amortized cost	20,086,645	11,439,010
Total	20,086,645	11,439,010

Type:
Real estate credit notes - LCI	7,614,891	5,985,385
Bonds and other securities	3,351,137	2,850,777
Treasury Bills	6,638,936	-
Securitization notes (MT100) (1)	1,577,181	1,371,588
Agribusiness credit notes - LCA	904,500	1,231,260
Total	20,086,645	11,439,010

(1) Obligation acquired from the sale of the right to receipt future flows of payment from foreign correspondent banks. It includes the series 2004-1 in the amount of US$98 million (2009 - US$190 million), with charges equivalent to 5.5% p.a., payable semiannually until September 2011, the series 2008-1 in the amount of US$173 million (2009 - US$190 million), with charges equivalent to 6.2% p.a., payable semiannually until March 2015 and the series 2008-2 was increased in US$100 million in the first quarter of 2010, in total amount of US$400 million (2009 - US$300 million), with charges equivalent to Libor (6 months) + 0.80% p.a., payable semiannually, with the principal payable in 6 installments between March 2012 to September 2014 related, the series 2009-1 in the amount of US$50 million, with charges equivalent to Libor (6 months) + 2.1% p.a., payable semiannually, with the principal payable in 6 installments between March 2012 to September 2014, the series 2009-2 in the amount of US$50 million, with charges equivalent to 6.3% p.a., payable semiannually, with the principal payable semiannually in 14 installments between March 2013 to September 2019 and the series 2010-1 in the amount of US$247 million, with charges equivalents to Libor + 1.5 p.a., payable semiannually from March 2011, with the principal payable in 7 semiannually installments between March 2013 to March 2016.

At December 31, 2010 and 2009, none of these issues was convertible into Bank shares or granted privileges or rights which, in certain circumstances, make them convertible into shares.

Note 42-c contains a detail of the residual maturity periods of financial liabilities at amortized cost and of the related average interest rates in each year.

The breakdown, by currency, of the balance of this account is as follows:

	Thousands of Reais		Average Interest Rate (%)
Currency:	2010	2009	2010	2009

Reais	16,174,057	9,718,114	10.5%	9.0%
US dollar	3,905,890	1,671,530	2.4%	3.3%
Euro	6,698	49,366	0.3%	0.4%
Total	20,086,645	11,439,010	10.4%	7.9%

The changes in “Marketable debt securities” were as follows:

Thousands of Reais	2010	2009

Balance at beginning of year	11,439,010	12,085,655
Issues	21,402,252	14,746,518
Redemption	(12,828,958)	(16,080,145)
Interest	1,212,962	1,047,750
Foreign exchange and others	(1,138,621)	(360,768)
Balance at end of year	20,086,645	11,439,010

The breakdown of "Local borrowing" were as follows:

	Issuance	Maturity	Currency	Interest rate (p.a)	2010	2009

	April and
Eurobonds	November-10	April-15	US$	4.5%	1,447,210	-
Eurobonds	November-05	November-13	R$	17.1%	471,849	471,849
Eurobonds	December-10	December-11	US$	Zero coupon	730,948	-
Eurobonds	March-05	March-13	R$	17.0%	169,299	169,299
Eurobonds (1)	June-07	May-17	R$	FDIC	31,347	25,676
Eurobonds	February-05	February-10	R$	16.2%	-	803,154
Structured Notes	April-09	April-10	R$	102,5% CDI	-	179,494
Others					500,484	1,201,305
Total					3,351,137	2,850,777

(1) Indexed to Credit Event Notes.

19. Subordinated liabilities

The detail of the balance of “Subordinated liabilities” is as follows:

Thousands of Reais

	Issuance	Maturity	Amount (millions)	Interest rate	2010	2009
Subordinated Certificates (1)	June-06	July-16	R$1.500	105.0% CDI	2,495,990	2,263,856
Subordinated Certificates (4) (6)	March-09	March-19	R$1.507	13.8%	-	1,667,219
Subordinated Certificates (1)	October-06	September-16	R$850	104.5% CDI	1,351,627	1,226,492
Subordinated Certificates (1)	July-07	July-14	R$885	104.5% CDI	1,273,137	1,155,269
Perpetual Bonds (5)(6)	September-05	Indeterminate	US$500	8.7%	-	870,259
Subordinated Certificates (1)	April-08	April-13	R$600	100.0% CDI + 1.3%	814,922	733,444
Subordinated Certificates (1)	April-08	April-13	R$555	100.0% CDI + 1.0%	753,066	679,443
Subordinated Certificates (1)	July-06 to October-06	July-16 to July-18	R$447	104.5% CDI	733,718	665,790
Subordinated Certificates (1)	January-07	January-13	R$300	104.0% CDI	460,494	418,055
Subordinated Certificates (1)	August-07	August-13	R$300	100.0% CDI + 0.4%	430,041	390,192
Subordinated Certificates (1)	January-07	January-14	R$250	104.5% CDI	384,437	348,846
Subordinated Certificates (1) (2)	May-08 to June-08	May-13 to May-18	R$283	CDI	374,705	338,366
Subordinated Certificates (1) (3)	May-08 to June-08	May-13 to June-18	R$268	IPCA	372,952	325,676
Subordinated Certificates (1)	November-08	November-14	R$100	120.5% CDI	128,062	114,490
Subordinated Certificates (1)	February-08	February-13	R$85	IPCA +7.9%	121,954	107,048
Total					9,695,105	11,304,445

(1) Subordinated certificates of deposit issued by Banco Santander S.A. with yield paid at the end of the term together with the principal.
(2) Indexed to 109% and 112% of the CDI or CDI plus interest of 1.16% p.a. to 1.53% p.a.
(3) Indexed to the IPCA (extended consumer price index) plus interest of 8.28% p.a. to 8.65% p.a.
(4) On January 22, 2010, the Bank redeemed in advance the Subordinate CDB (bank certificate of deposit), whose creditor was Banco Santander Spain, pursuant to authorization granted by the Central Bank of Brazil on January 8, 2010. In addition, in the redeemed of the Subordinate CDB, it was established a discount of R$ 64,188 thousand accounted in "Gains/losses on financial assets and liabilities".
(5) On September 20, 2010, was redeemed in advance the Perpetual Bonds, issued by the Grand Cayman branch pursuant to authorization by the Bacen in August 4, 2010.
(6) The purpose of the anticipated redemption was to improve the funding structure of the Bank, accordingly to the strategy informed in the use of proceeds of the "Final Global Offering Prospect for the Initial Public Offering of Certificates of Deposit Shares (Units) Issuance of Banco Santander (Brasil) S.A" and Form F-1.

The detail by currency, of the balance of “Subordinated liabilities” is as follows:

	Thousands of Reais		Average Interest Rate (%)
Currency:	2010	2009	2010	2009

Reais	9,695,105	10,434,186	10.93%	9.68%
US Dollar	-	870,259	-	8.70%
Total	9,695,105	11,304,445	10.93%	9.60%

The changes in “Subordinated liabilities” were as follows:

	2010	2009

Balance at beginning of year	11,304,445	9,197,429
Issues	-	1,507,000
Subordinated Certificates (maturity in May 2019 and 13.5% fixed interest rate)	-	1,507,000
Payments	(2,598,938)	(159,905)
Redemption
Subordinated Certificates (maturity in May 2019 and 13.5% fixed interest rate)	(1,680,461)	-
Perpetual Non-Cumulative Junior Subordinated Securities (indeterminate maturity 8.7% fixed interest rate and amount of issuance U$500 million)	(879,294)	-
Interest payments	(39,183)	(159,905)
Interest	999,423	1,076,557
Foreign exchange	(9,825)	(316,636)
Balance at end of year	9,695,105	11,304,445

Note 42-c contains a detail of the residual maturity periods of subordinated liabilities at each year-end and of the related average interest rates in each year.

20. Other financial liabilities

The breakdown of the balances of these items is as follows:

Thousands of Reais	2010	2009

Credit card obligations	7,332,714	5,293,202
Unsettled financial transactions	2,370,678	2,060,835
Dividends payable	2,166,714	1,623,885
Tax collection accounts - Tax payables	621,510	482,544
Other financial liabilities	726,632	727,698
Total	13,218,248	10,188,164

Note 42-c contains a detail of the residual maturity periods of other financial assets and liabilities at each year-end.

21. Liabilities for insurance contracts

The breakdown of the balances of these items is as follows:

Thousands of Reais	2010	2009

Provision for unearned premiums - Insurance	425,551	347,087
Provision for unsettled claims	275,040	176,593
Provision for claims incurred but not reported (IBNR)	58,553	66,527
Technical provisions - Individual Life and Life coverage for survival	13,206,875	10,043,733
Technical provisions - Supplementary provision	5,484,756	4,781,501
Other technical provision	192,354	111,756
Total	19,643,129	15,527,197

22. Provisions

a) Breakdown

The breakdown of the balance of “Provisions” is as follows:

Thousands of Reais	2010	2009

Provisions for pensions and similar obligations	1,190,108	1,096,799
Provisions for contingent liabilities, commitments and other provisions (1)	8,205,053	8,383,463
Total	9,395,161	9,480,262

(1) Includes mainly provisions for taxes and others legal, civil and labor contingencies.

b) Changes

The changes in “Provisions” were as follows:

Thousands of Reais	2010			2009
	Pensions	Provisions for commitments and other provisions (1)	Total	Pensions	Provisions for commitments and other provisions (1)	Total

Balance at beginning of year	1,096,799	8,383,463	9,480,262	1,078,916	7,836,329	8,915,245
Net change in the scope of consolidation (note 3)	-	-	-	-	96,459	96,459
Additions charged to income:
Interest expense and similar charges (note 31)	156,419	-	156,419	100,567	-	100,567
Personnel Expenses (note 38)	16,212	-	16,212	36,534	-	36,534
Additions to provisions	179,265	1,795,061	1,974,326	43,464	3,437,229	3,480,693
Payments to pensioners and early retirees with a charge to internal provisions	-	-	-	(35,752)	-	(35,752)
Payments to external funds	(258,587)	-	(258,587)	(130,095)	-	(130,095)
Amount used	-	(2,233,557)	(2,233,557)	-	(2,726,181)	(2,726,181)
Transfers, exchange differences and other changes	-	260,086	260,086	3,165	(260,373)	(257,208)
Balance at end of year	1,190,108	8,205,053	9,395,161	1,096,799	8,383,463	9,480,262

(1) Includes, primarily, legal obligations, tax and social security, labor and civil contingencies.

c) Provisions for pensions and similar obligations

i. Supplemental Pension Plan

The Banco Santander and its subsidiaries sponsor private pension entities and plans for the purpose of providing retirement and pension benefits that supplement those provided by the government, as defined in the basic regulations of each plan.

• Banesprev - Fundo Banespa de Seguridade Social (Banesprev)

- Plan I: defined benefit plan fully defrayed by the Banco Santander, covers employees hired on or after May 22, 1975 called Participants Recipients, and those hired by May 22, 1975 called Participants Aggregates, who are also entitled to death benefits.

- Plan II: defined benefit plan effective July 27, 1994, when the new text of the Statutes and Basic Regulations of Plan II came into effect, Plan I participants who opted for the new plan began contributing 44.9% of the funding rate established by the actuary for each period.

- Plan V: defined benefit plan fully defrayed by the Banco Santander, covers employees hired on or after May 22, 1975.

- Supplemental Pension Plan: defined benefit plan was created in view of the privatization of Banespa and is managed by Banesprev. This Plan, effective January 1, 2000, is provided only to employees hired until May 22, 1975.

- Plan III: defined benefit plan covers employees hired on or after May 22, 1975, previously enrolled in Plans I and II. In this plan, contributions are made by both the sponsor and participants.

- Plan IV: defined benefit plan covers employees hired on or after November 27, 2000, in which the sponsor contributes only to risk benefits and administrative costs.

• Sanprev - Santander Associação de Previdência (Sanprev)

- Plan I: was established on September 27, 1979 as a defined benefit plan for employees of plan sponsors, and has been in the process of discontinuance since July 1, 1996.

- Plan II: provides a risk coverage, temporary supplemental pension, disability retirement, lump-sum death benefit, supplemental sick pay and birth grant, for employees of plan sponsors and is funded exclusively by the sponsors through monthly contributions corresponding to 1.16% of the total payroll, structured as a defined benefit plan. Monthly contributions are apportioned as follows: 0.28% for risk benefits and 0.88% for the administrative program.

- Plan III: provides period-certain annuity and monthly life annuity for employees of contributing sponsors and is structured as a defined contribution plan, whereby contributions are freely made by participants starting at 2% of the contribution salary.

• Bandeprev - Bandepe Previdência Social (Bandeprev)

Defined benefit plan, sponsored by Banco Bandepe and Banco Santander, managed by Bandeprev. The plans are divided into basic plan and special retirement supplement plan, with different eligibility requirements, contributions and benefits by subgroups of participants. Both plans are closed to new entrants.

• Other plans

SantanderPrevi - Sociedade de Previdência Privada (SantanderPrevi): defined contribution plan, which was redesigned since June 2009, with shared contribution between employee and company. SantanderPrevi is a private pension entity engaged in providing social security benefit plans which are supplementary to the government social security plan, in accordance with prevailing legislation. After approval of the Board and the Sponsors' Meeting, held on January 12, 2010, was approved the change in the name of HolandaPrevi - Sociedade de Previdência Privada to SantanderPrevi - Sociedade de Previdência Privada, whose case was approved on July 7, 2010 by the National Superintendency of Pension Funds (Previc).

Fundação América do Sul de Assistência e Seguridade Social (Fasass): In July, 2009, after the approval of the Supplementary Pension Plan Secretariat (SPC), the individual reserves of defined benefit and variable contribution private pension plans, under the responsibility of Fasass, were transferred to the private pension plan company which is not a member of the Santander Group. The purpose of this operation is to offer to the assisted members and beneficiaries the option of receiving a benefit equivalent to that of the PGBL (pension plan similar to a life insurance), in view of the cancellation of the sponsorship by the Bank, approved by SPC on February 27, 2009. For the members who joined the new plans (PGBLs), Banco Santander transferred R$26,963, to form the Mathematical Reserve for Benefits Granted.

Previban - Previdência Privada Paraiban (Previban): In March de 2009, the withdrawal of Previban sponsoring was completed with the settlement of R$213 in actuarial obligations.

Banco Santander and subsidiary companies are the sponsor of the welfare plans, supplemental retirement plan and of pension plans for associated employees, structured as defined benefit plans.

ii. Actuarial Techniques

The amount of the defined benefit obligations was determined by independent actuaries using the following actuarial techniques:

• Valuation method:

Projected unit credit method, which sees each year of service as giving rise to an additional unit of benefit entitlement and measures each unit separately.

• Nominal discount rate for actuarial obligation:

- Banesprev, Sanprev, SantanderPrevi, Bandeprev Básico and Other Plans - 10.7% (2009 - 11.1%).

• Expected rate of return on plan assets:

- Banesprev - Plan I - 11.3% (2009 -12.1%).
- Banesprev - Plan II - 11.1% (2009 -12.5%).
- Banesprev - Plan III - 11.3% (2009 -12.5%).
- Banesprev - Plan IV - 12.2% (2009 -10.6%).
- Banesprev - Supplementary retirement and pension plan - 11.4% (2009 -11.1%).
- Banesprev - Plan V - 11.0% (2009 - 10.8%).
- Sanprev - 11.1% (2009 - 10.6%).
- Bandeprev - 11.0% (2009 -10.0%).
- SantaderPrevi - 10.8% (2009 - 9.7%).
- Other Plans: null - the plan does not have assets.

• Estimated long-term inflation rate:

- Banesprev, Sanprev, SantanderPrevi, Bandeprev Básico and Other Plans - 4.4% (2009 - 4.2%).

• Estimate salary increase rate:

- Banesprev, Sanprev, SantanderPrevi, Bandeprev Básico and Other Plans - 4.9% (2009 - 4.7%).

iii. Health and Dental Care Plan

• Cabesp - Caixa Beneficente dos Funcionários do Banco do Estado de São Paulo S.A

The Banco Santander contributes to Cabesp, an entity that covers health and dental care expenses of employees hired until Banespa privatization in 2000.

• SantanderPrevi’s Retirees

SantanderPrevi’s retirees’ health care plan is a lifetime benefit and receives a subsidy of 30% of the basic plan cost from the sponsor, payable only to beneficiaries entitled to the benefits through December 31, 2002. Costing is made directly by the sponsor.

• Former employees of Banco Real S.A. (retiree by Circulares)

The health care plan of the former employees of Banco Real is a lifetime benefit and receives a subsidy of 90% of the basic plan cost from the sponsor.

• Bandeprev’s retirees

The health care plan of Bandeprev’s pension plan beneficiaries is a lifetime benefit, for which the Banco Santander is responsible for defraying 50% of the benefits of employees retired before the date the sponsor Banco Bandepe was privatized and 30% of the benefits of employees retired after privatization.

• Officer with Lifetime Benefits (Lifetime Officers)

Lifetime health care benefit granted to former officers of Banco Sudameris Brasil S.A. who held an officer position at Banco Sudameris Brasil S.A. for a period of 10 years or more (closed group). With the merger of Banco Sudameris Brasil S.A., later merger of Banco Real, Banco Santander became responsible for ensuring the benefit.

• Life insurance for Banco Real’s retirees

Life insurance policy for former employees of Banco Real. Upon the death of the beneficiary, his/her dependent receives a lump-sum death benefit and, upon the death of the beneficiary’s spouse, the beneficiary receives 50% of such amount. Banco subsidizes 45% of the total premium (closed group).

• Free clinic

The health care plan "free clinic" is a lifetime plan offered to the retirees who have contributed to Fundação Sudameris for at least 25 years and is funded by the users. The plan is offered only for hospitalization in wards.

• Plasas

Voluntary health plan, created on July 1, 1989, supplementary to the health care plan and only for cases of hospitalization. It includes a reserve made up by participants’ and Fasass’ contributions, which are suspended since August 1999. The Plan is closed to new entrants since July 1999.

Additionally, it is assured to retired employees, since they meet to certain legal requirements and full pays their respective contributions, the right to be maintaining as a beneficiary of the Bank health plan, in the same conditions for healthcare coverage, taken place during their employment contract. The Bank’s provisions related to this retired employees are accrued using actuarial calculations based in the present value of the current cost.

The funding status of the defined benefit obligations in 2010 and 2009 is as follows:

Thousands of Reais	Post-Employment Plans		Other Similar Obligations
	2010	2009	2010	2009

Present value of the obligations:
To current employees	1,212,603	1,078,765	530,858	23,053
Vested obligations to retired employees	14,009,689	12,644,915	3,759,378	3,842,505
	15,222,292	13,723,680	4,290,237	3,865,558
Less:
Fair value of plan assets	14,522,452	13,324,387	4,142,589	3,683,450
Unrecognized actuarial (gains)/losses	439,175	223,152	(6,600)	282,858
Unrecognized assets	(581,833)	(619,308)	(193,363)	(402,457)
Unrecognized past service cost	-	358	-	-
Provisions – Provisions for pensions	842,498	795,091	347,611	301,707

The amounts recognized in the consolidated income statement in relation to the aforementioned defined benefit obligations are as follows:

Thousands of Reais	Post-Employment Plans		Other Similar Obligations
	2010	2009	2010	2009

Current service cost (note 38)	16,212	22,051	-	14,483
Interest cost	1,460,199	1,362,265	424,157	307,459
Expected return on plan assets	(1,337,358)	(1,291,696)	(390,579)	(277,461)
Extraordinary charges:
Actuarial (gains)/losses recognized in the year	61,699	36,552	58,958	6,857
Past service cost	32	57	-	-
Early retirement cost	-	-	58,576	-
Total	200,784	129,229	151,112	51,338

The changes in the present value of the accrued defined benefit obligations were as follows:

Thousands of Reais	Post-Employment Plans		Other Similar Obligations
	2010	2009	2010	2009

Present value of the obligations at beginning of year	13,723,680	12,630,889	3,865,558	2,711,520
Current service cost	16,212	22,051	-	14,483
Interest cost	1,460,199	1,362,265	424,157	307,459
Early retirement cost	32	-	1,026	-
Benefits paid	(1,064,412)	(1,394,064)	(177,674)	(178,875)
Actuarial (gains)/losses	1,085,254	1,102,539	132,301	1,010,971
Other	1,327	-	44,869	-
Present value of the obligations at end of year	15,222,292	13,723,680	4,290,237	3,865,558

The changes in the fair value of the plan assets were as follows:

Thousands of Reais	Post-Employment Plans		Other Similar Obligations
	2010	2009	2010	2009

Fair value of plan assets at beginning of year	13,324,387	12,390,745	3,683,450	2,897,569
Expected return on plan assets	1,337,358	1,291,696	390,579	277,461
Actuarial gains/(losses)	778,074	684,445	188,771	638,240
Contributions	129,051	106,837	58,833	42,751
Of which:
By the Bank	108,501	84,495	53,944	37,635
By plan participants	20,550	22,341	4,889	5,116
Benefits paid	(1,051,854)	(1,149,336)	(192,371)	(172,571)
Exchange differences and other items	5,436	-	13,327	-
Fair value of plan assets at end of year	14,522,452	13,324,387	4,142,589	3,683,450

In 2011 the Bank expects to make contributions to fund these obligations for amounts similar to those made in 2010.

The main categories of plan assets as a percentage of total plan assets are as follows:

	2010	2009

Equity instruments	5.05%	2.55%
Debt instruments	92.91%	96.58%
Properties	0.47%	0.12%
Other	1.57%	0.75%

The expected return on plan assets was determined on the basis of the market expectations for returns over the duration of the related obligations.

The following table shows the estimated benefits payable at December 31, 2010 for the next ten years:

Thousands of Reais

2011	1,348,745
2012	1,422,710
2013	1,491,227
2014	1,563,481
2015	1,638,953
2016 to 2020	9,365,494
Total	16,830,610

d) Provisions for contingent liabilities, commitments and other provisions

Banco Santander S.A. and its subsidiaries are parties to judicial and administrative proceedings involving tax, civil and labor matters arising in the normal course of their business.

Provisions were recognized based on the nature, complexity and history of the lawsuits, and the opinion of the in-house and outside legal counsel. Santander’s policy is to accrue the full amount of lawsuits whose likelihood of unfavorable outcome is probable.

Legal obligations - tax and social security were fully recognized in the financial statements.

Management understands that the recognized provisions are sufficient to cover probable losses on the lawsuits.

i. Legal obligations and tax and social security contingencies (probable loss risk)

In November 2009, the Bank and its controlled entities joined the program of installments and payment of tax debts and social security established by Law 11,941/2009. The main processes included in this program were: (i) Deductibility of CSLL, in which the entities were claiming the deduction of CSLL in the calculation of IRPJ. (ii) lawsuit filed by several companies of the group challenging the application of an increased CSLL rate (18% - 30%) for financial institutions as compared to the rate for non-financial companies (8% -10%) and (iii) Concurrency IRPJ, in which ABN Leasing intended to reconcile for income tax depreciation expense in the same period of leasing revenue recognition.

Considering the rules established in this Law, the accounting effects of tax and social security contingencies included as immediate payment, were recorded at the time of entry into the program.

The Bank and its subsidiaries also accepted to pay in installments the tax debts and social security, which may be settled at a later date after the formal consolidation of debts, to be held by the Federal Revenue Service, under the rules of the program. Thus, no accounting effect was recognized until as the formal consolidation of debts are not achieved. Therefore it was not possible to identify and quantify the processes to be included in the program and its accounting effects.

The main judicial and administrative proceedings involving tax and social security obligations that remain after the application of Law 11,941/09 are:

• PIS and Cofins - R$5,119,731 thousand (December 31, 2009 - R$3,734,078 thousand): lawsuit filed by several companies of the conglomerate against the provisions of article 3, paragraph 1 of Law 9,718/98, pursuant to which PIS and COFINS must be levied on all revenues of legal entities. Prior to said provisions, already overruled by several recent decisions by the Federal Supreme Court, PIS and Cofins were levied only on revenues from services and sale of goods.

• CSLL - equal tax treatment - R$278,194 thousand (December 31, 2009 - R$258,985 thousand) - lawsuits filed by several companies of the Group challenging the application of an increased CSLL rate (18% - 30%) for financial institutions as compared to the rate for non-financial companies (8% - 10%). These proceedings were not subject of the application of Law 11,941/2009.

• Increase in CSLL tax rate - R$848,734 thousand (December 31, 2009 - R$548,550 thousand) - The Bank and other companies of the Group filed for an injunction to avoid the increase in the CSLL tax rate established by Executive Act 413/2008, converted into Law 11,727/2008. Financial institutions were subject to a CSLL tax rate of 9%, however the new legislation established a 15% tax rate.

• Service Tax (ISS) - Financial Institutions - R$473,371 thousand (December 31, 2009 - R$268,845 thousand): refers to administrative and judicial proceedings against several counties require the payment of ISS on several revenues from operations that are not usually qualified as service.

• Social Security Contribution (INSS) - R$259,526 thousand (December 31, 2009 - R$209,045 thousand): refers to administrative and judicial proceedings on several companies seeking collection of social security contribution and education allowance on amounts that normally are not considered as wage which is the basis for application of the % of Social Security contribution.

• Allowance for doubtful accounts - R$203,697 thousand (December 31, 2009 - R$209,559 thousand) - collection of IRPJ and CSLL levied on the allowance for doubtful accounts, arising from the deduction, considered undue by tax authorities, in tax year bases of 1995, alleging that the tax criteria in effect at the time were not complied with it.

ii. Labor contingencies

These are lawsuits brought by labor Unions, Associations, Public Prosecutors and former employees claiming labor rights they understand are due, especially payment for overtime and other labor rights, including retirement benefit lawsuits.

For claims considered to be similar and usual, provisions are recognized based on the history of payments made. Claims that do not fit into the previous criterion are accrued according to the escrow deposits made for the lawsuits or are assessed individually, and provision are recognized based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and the risk assessment made by the legal counsel.

iii. Civil contingencies

Refer to judicial proceedings related to civil lawsuits classified, based on the legal counsel’s opinion, as probable loss, for which provisions were recorded.

Lawsuits for indemnity - seek indemnity for property damage and/or moral, relating to the consumer relationship on matters related to credit cards, consumer credit, bank accounts, collection and loans and other operations. In the civil lawsuits considered to be similar and usual, provisions are recognized based on the history of payments made. Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and the risk assessment made by the legal counsel.

Economic Plans - efforts to recover the deficient inflation adjustments in savings accounts and judicial deposits arising from the Economic Plans (Bresser, Verão, Collor I and II). These refer to the lawsuits filed by savings accountholders disputing the interest credited by the Banco Santander under such plans as they considered that such legal amendments infringed on the rights acquired with regard to the application of the inflation indexes. Provisions are set aside for such lawsuits based on the average payments made historically. Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and classification of the legal counsel. The Banco Santander is also a party in public class action suits on the same issue filed by consumer rights organizations, Public Prosecutor’s Offices and Public Defender’s Offices. In these cases, the provision is made only after the final unappealable sentence is handed down on the lawsuits, based on the individual execution orders. The Superior Court of Justice (STJ) decided against the bank’s arguments related to Plano Bresser, Verão and Collor II, and favorably related to Plano Collor I. The Supreme Court is still analyzing the subject and has already ordered the suspension of all the procedures except those that were not already decided in trial courts and those who have a final decision. There are decisions favorable to banks at the Supreme Court with regard to the economic phenomenon similar to that of savings accounts, as in the case of monetary restatement of time deposits (Bank Deposit Certificates - CDB) and agreements (present value table). Moreover, there are precedents at the Supreme Court regarding the constitutionality of the norms that changed Brazil’s monetary standard. In the STJ was recently decided that the deadline for the filing of civil lawsuits that argue the government's purge of five years. With this decision, a majority stake, as was proposed after the period of 5 years are likely to be rejected, reducing the values involved. The Banco Santander believes in the success of the arguments defended in these courts based on their content and the sound legal basis.

iv. Other lawsuits under the responsibility of former controlling stockholders

Refer to tax, labor and civil lawsuits in the amounts of R$455,841 thousand, R$30,764 thousand and R$7,180 thousand (December 31, 2009 - R$430,357 thousand, R$61,141 thousand and R$33,601 thousand), with responsibility of the former controlling stockholders of the acquired entities. The lawsuits have guarantees under the agreements signed at the time of the acquisitions in the amount of R$493,785 thousand (December 31, 2009 - R$525,099 thousand). These lawsuits have no effects on the balance sheet.

v. Contingent liabilities classified as possible loss risk

Refer to judicial and administrative proceedings involving tax, civil and labor matters assessed by legal counsels as possible losses, which were not accounted for. The main lawsuits are:

• CPMF (tax on banking transactions) on Customer Operations - in May 2003, the Federal Revenue Service issued an Infraction Notice against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM), actual Produban Serviços de Informática S.A. and another Infraction Notice against the former Banco Santander Brasil S.A., both in the amount of R$290 million. The notices refer to the collection of a CPMF tax credit on transactions conducted by Santander DTVM in the management of its customers’ funds and clearance services provided by the Bank to Santander DTVM, according to the agreement between these two companies, in 2000, 2001 and the first two months of 2002. Both companies consider that the tax treatment adopted was adequate since said transactions were subject to CPMF at zero rate. The Board of Tax Appeals, previous Contributors Board, judged the administrative proceedings, annulling the infraction notice of Santander DTVM and maintaining the infraction notice of the Bank. All these administrative proceedings are pending of decisions by the Board of Tax Appeals. The updated amount of each proceeding is approximately R$537 million.

• IRPJ and CSLL on Reimbursement Arising from Contractual Guarantees - the Federal Revenue Service issued an Infraction Notice against Banco Santander for the collection of IRPJ and CSLL for tax year bases of 2002 to 2006, on amounts reimbursed by the former controlling stockholder of Banco Santander for payments made by the Banco Santander that were the responsibility of the former controlling stockholder, which management circumstances caused the complaint on the settled obligations. The Federal Revenue Service inspection understood that the amount deposited in favor of Banco Santander refers to taxable income. On December 2010, the Tax Authorities issued an Infraction Notice to the tax year bases of 2005 and 2006. Referrals violation reports were subject to administrative appeal because the Banco Santander did not receive taxable income and had no equity increase resulting from these payments. The administrative proceedings are awaiting judgment. The updated amount of each proceeding is approximately R$597 million.

• Addition to the Price on the Purchase of Shares of Banco do Estado de São Paulo S.A. - Banespa - Filed an ordinary action claiming the inexistence of legal relationship before the National Treasury in relation to item 3.1 of the Banespa’s Share Purchase and Sale Agreement. Such item provided for the payment of an addition to the minimum price should Banespa be released from the tax contingency recognized at the time of the privatization upon the setting of the minimum price. After an unfavorable lower court decision, on April 23, 2008, the 1st Region Federal Court accepted the appeal filed by the Bank and declared undue the collection. At these moment, awaits the decision on the appeal trial by the Union. The updated amount involved is approximately R$379 million.

• Credit Losses - Administrative collection by the Federal Revenue Service in view of the deduction from the IRPJ and CSLL basis of credit losses once they would not have met the conditions and terms laid down in the current legislation. The updated amount involved is approximately R$245 million.

• CSLL - Unconstitutionality - Noncompliance with the amnesty established by Law 9,779/1999 - claims that entities that joined the amnesty failed to comply with the requirements of such Law, alleging that such entities were not supported by an injunction for all periods paid (1989 to 1999). The judicial and administrative proceedings are awaiting judgment. The updated amount involved is approximately R$177 million.

• CSLL - equal tax treatment - Constitutional Amendment 10 from 1996 - Lawsuit regarding the difference from social contribution tax rate applied to financial institutions and equivalent entities in the first half of 1996, as such tax rate was higher than the rates applied to other legal entities, which is contrary to the precedence and non-retroactivity constitutional principle. There is a lawsuit awaiting judgment and other appeals pending decisions. The adjusted amount involved is approximately R$161 million.

• CSLL - Favorable and unappealable decision - This lawsuit claims to remove the requirements of the tax credit claimed by the Federal Revenue Service related to alleged irregularities in the payment of CSLL. The bank has granted a favorable final and unappealable decision that overrule the collection of CSLL under Law 7,689/1988 and Law 7,787/1989 in the period required by Federal Revenue Service. It is pending a definite judicial decision. The updated amount involved is approximately R$156 million.

• IRPJ/CSL - Capital Gain - the Federal Revenue Service issued an infraction notice against Santander Seguros (merger of ABN AMRO Brasil Dois Participações S.A.) to demand IRPJ and CSL related to year-base 2005, understanding that it would have had taxation for a lower tax rate when ABN AMRO Brasil Dois Participações S.A. sold its shareholdings held in Real Seguros and Real Vida e Previdência. The tax assessment notice was defended in the administrative level, therefore the Administration understand that the fiscal treatment in the operation was in accordance with tax legislation and the capital gain was properly taxed. The administrative proceeding is awaiting judgment. The amount involved is R$ 197 million.

• Semiannual Bonus or Profit Sharing - Labor lawsuit relating to the payment of a semiannual bonus or, successively, profit sharing to retired employees from the former Banco do Estado de São Paulo S.A. - Banespa, hired by May 22, 1975. This lawsuit was filed by Banespa’s Retirees Association and was judged by the Superior Labor Court and the Banco Santander has filed an appeal. The involved amount is not disclosed due to the current stage of the lawsuit and the possibility of affecting its progress.

23. Tax assets and liabilities

a) Income and Social Contribution Taxes

The total charge for the year can be reconciled to accounting profit as follows:

Thousands of Reais	2010	2009	2008

Income before taxes, net of profit sharing	9,996,503	8,137,129	2,548,833
Interest on capital (1)	(1,760,000)	(825,122)	(480,000)
Unrealized profits	-	(4,707)	(1,335)
Income before taxes	8,236,503	7,307,300	2,067,498
Total income and social contribution tax at the rates of 25% and 15%, respectively	(3,294,601)	(2,922,920)	(826,999)
PIS and COFINS (net of income and social contribution taxes) (2)	(856,107)	(993,057)	(492,554)
Equity in subsidiaries	17,577	118,166	44,932
Goodwill	1,455,407	1,519,094	375,542
Nondeductible expenses and provisions	42,445	32,865	(74,441)
Exchange variation - foreign branches (3)	(196,941)	(634,492)	681,453
Effect of income and social contribution taxes on prior year's temporary differences	124,007	157,493	125,311
Effects of change in rate of 9%	60,987	67,176	(9,221)
Other adjustments	33,297	26,510	5,770
Income and social contribution taxes	(2,613,929)	(2,629,165)	(170,207)
Of which:
Current tax	(2,501,876)	(3,650,660)	(1,173,722)
Deferred taxes	(112,053)	1,021,495	1,003,515
Taxes paid in the year	(1,043,419)	(1,973,257)	(918,677)

(1) Amount distributed to shareholders as interest attributable to shareholders’ equity. For accounting purposes, although the interest should be reflected in the statement of income for tax deduction, the charge is reversed before the calculation of the net income in the statutory financial statements and deducted from the shareholders’ equity since is considered as dividend.
(2) PIS and COFINS are considered a profit-base component (net basis of certain revenues and expenses), therefore and accordingly to IAS 12 it is recorded as income taxes.
(3) Relates to the net loss in 2010 and 2009 and net gain in 2008 arising from the economic hedge of the Bank’s position in Cayman, which is a non-autonomous subsidiary, offset by a loss recorded on “Gain/Losses on Financial Assets and Liabilities (Net)” (note 35).

b) Effective tax rate calculation

The effective tax rate is as follows:

Thousands of Reais	2010	2009	2008

Profit Before Taxes	9,996,503	8,137,129	2,548,833
Income tax	2,613,929	2,629,165	170,207
Effective tax rate (1)	26.15%	32.31%	6.68%

(1) In 2010, 2009 and 2008, considering the tax effect of the exchange variation over foreign branches and the economic hedge, accounted in the Gains (losses) on financial assets and liabilities (net) (note 35) the effective tax rate would have been 23.5%, 23.2% and 25%, respectively.

c) Tax recognized in equity

In addition to the income tax recognized in the consolidated income statement, the Bank recognized the following amounts in consolidated equity, in Consolidated Statements of Recognized Income and Expense:

Thousands of Reais	2010	2009

Tax credited to equity	94,911	170,038
Measurement of available-for-sale fixed-income securities	88,172	-
Measurement of available-for-sale equity securities	2,716	20,187
Measurement of cash flow hedges	4,023	149,851
Tax charged to equity	(692,881)	(568,155)
Measurement of non-current assets held for sale	(18,511)	(19,397)
Measurement of available-for-sale fixed-income securities	(623,712)	(548,758)
Measurement of available-for-sale equity securities	(38,874)	-
Measurement of cash flow hedges	(11,784)	-
Total	(597,970)	(398,117)

d) Deferred taxes

The detail of the balances of “Tax assets – Deferred” and “Tax liabilities – Deferred” is as follows:

Thousands of Reais	2010	2009

Tax assets	13,624,880	13,617,159
Of which:
Tax loss carryforwards	1,462,490	1,669,755
Temporary differences (1)	12,162,390	11,947,404

Tax liabilities	4,280,159	3,867,857
Of which:
Excess depreciation of leased assets	2,454,253	2,153,120
Adjustment to fair value of trading securities and derivatives	1,825,906	1,714,737

(1) Temporary differences relate mainly to impairment losses on loans and receivables and contingent liabilities.

The changes in the balances of “Tax Assets – Deferred” and “Tax Liabilities – Deferred” in the last two years were as follows:

Thousands of Reais	Balances at December 31, 2009	Adjustment to Income	Valuation adjustments	Acquisitions for the Year (Net)	Balances at December 31, 2010

Deferred tax assets	13,617,159	212,960	(205,239)	-	13,624,880
Deferred tax liabilities	3,867,857	325,013	87,289	-	4,280,159
Total	9,749,302	(112,053)	(292,528)	-	9,344,721

Thousands of Reais	Balances at December 31, 2008	Adjustment to Income	Valuation adjustments	Acquisitions for the Year (Net)	Balances at December 31, 2009

Deferred tax assets	11,769,157	1,753,146	107,989	(13,133)	13,617,159
Deferred tax liabilities	3,130,894	731,651	3,960	1,352	3,867,857
Total	8,638,263	1,021,495	104,029	(14,485)	9,749,302

e) Expected realization of tax loss carryforwards

Year	2010	2009

2011	399,258	111,543
2012	585,658	251,029
2013	253,790	287,525
2014	185,576	399,168
2015	37,642	345,529
2016 to 2018	521	274,962
2019 to 2020	45	-
Total	1,462,490	1,669,756

24. Other liabilities

The breakdown of the balance of “Other Liabilities” is as follows:

Thousands of Reais	2010	2009

Accrued expenses and deferred income	1,646,121	1,751,717
Transactions in transit	411,426	349,097
Provision for share-based payment	86,568	33,221
Other	1,461,723	2,093,733
Total	3,605,838	4,227,768

25. Valuation adjustments

The balances of “Valuation adjustments” include the amounts, net of the related tax effect, of the adjustments to assets and liabilities recognized temporarily in equity stated in the statement of changes in equity and recognized income and expense until they are extinguished or realized, when they are recognized in the consolidated income statement. The amounts arising from subsidiaries and jointly controlled entities are presented, on a line by line basis, in the appropriate items according to their nature.

It should be noted that the statement of recognized income and expense includes the changes to “Valuation adjustments” as follows:

- Revaluation gains/losses: includes the amount of the income, net of the expenses incurred in the year, recognized directly in equity. The amounts recognized in equity in the year remain under this item, even if in the same year they are transferred to the income statement or to the initial carrying amount of the assets or liabilities or are reclassified to another line item.

- Amounts transferred to income statement: includes the amount of the revaluation gains and losses previously recognized in equity, even in the same year, which are recognized in the income statement.

- Amounts transferred to the initial carrying amount of hedged items: includes the amount of the revaluation gains and losses previously recognized in equity, even in the same year, which are recognized in the initial carrying amount of assets or liabilities as a result of cash flow hedges.

- Other reclassifications: includes the amount of the transfers made in the year between the various valuation adjustment items.

In the Consolidated Statements of Recognized Income and Expense the amounts in "Valuation adjustments" are recognized gross, including the amount relating to non-controlling interests, and the corresponding tax effect is presented under a separate item, except in the case of entities accounted for using the equity method, the amounts for which are presented net of the tax effect.

a) Available-for-sale financial assets

This item includes the net amount of unrealized changes in the fair value of assets classified as available-for-sale financial assets.

The changes in the balance at December 31, 2010 with respect to the previous year relate mainly to the increase arising from the gain of unrealized gains that were recognized in equity at 2009 year-end.

b) Cash flow hedges

This item includes the gains or losses attributable to hedging instruments that qualify as effective hedges. These amounts will remain under this heading until they are recognized in the consolidated income statement in the periods in which the hedged items affect it (see note 8-c).

Accordingly, amounts representing valuation losses will be offset in the future by gains generated by the hedged instruments.

26. Non-controlling interests

“Non-controlling interests” include the net amount of the equity of subsidiaries attributable to equity instruments that do not belong, directly or indirectly, to the Bank, including the portion attributed to them of profit for the year.

a) Breakdown

The detail, by company, of the balance of “Equity - Non-controlling interests” is as follows:

Thousands of Reais	2010	2009

Agropecuária Tapirapé S.A.	67	63
Santander Leasing S.A. Arrendamento Mercantil	987	910
Santander CHP S.A.	409	297
Brasil Foreign Diversified Payment Rights Finance Company	2	67
Santander Getnet Serviços para Meios de Pagamentos S.A. (1)	6,611	-
Other companies	-	1
Total	8,076	1,338

Profit attributable to non-controlling interests	481	358
Of which:
Agropecuária Tapirapé S.A.	3	3
Santander Leasing S.A. Arrendamento Mercantil	77	94
Santander CHP S.A.	276	261
Santander Getnet Serviços para Meios de Pagamentos S.A. (1)	111	-
Other companies	14	-

b) Changes

The changes in the balance of “Non-controlling interests” are summarized as follows:

Thousands of Reais	2010	2009

Balance at beginning of year	1,338	5,279
Inclusion of companies (1)	6,500	-
Dividends paid	(164)	(297)
Profit attributable to non-controlling interests	481	358
Others (2)	(79)	(4,002)
Balance at end of year	8,076	1,338

(1) On January 14, 2010, the Bank signed the contractual and bylaw instruments with GetNet to explore, develop and market transaction capture and processing services involving credit and/or debit cards in the Brazilian market.
(2) In 2009, refers substantially to the reduction of minority interest in Banco Comercial e de Investimento S.A. Sudameris (BCIS) and Banco ABN AMRO Real S.A., due to the incorporation of these institutions by Banco Santander. In these transactions the Bank's shares were given to the minority shareholders, which now directly participate in Banco Santander.

27. Shareholders’ equity

a) Capital

According to the Banco Santander’s bylaws, the Banco Santander's capital may be increased to the limit of authorized capital, regardless of statutory, by resolution of the Board of Directors and through the issuance of up to 500 billion new shares, within the limits legally established as the number of preferred shares. Any increase in capital in excess of this limit will require the approval of the stockholders. The paid-up capital is represented as follows:

	Thousands of shares
	2010			2009
	Common	Preferred	Total	Common	Preferred	Total
Brazilian residents	38,084,679	36,130,149	74,214,828	33,546,259	32,004,313	65,550,572
Foreign residents	174,757,053	150,072,236	324,829,289	179,295,473	154,198,072	333,493,545
Total shares	212,841,732	186,202,385	399,044,117	212,841,732	186,202,385	399,044,117

On April 27, 2010, the Extraordinary Stockholders' Meeting approved the proposal of capital increase amounting to R$22,130 thousand, without the issuance of new shares, through the incorporation of capital reserves, which was ratified by Bacen on June 24, 2010.

On October 13, 2009, as a result of the Global Share Offering, the capital of Banco Santander was increased by 525,000.000 Units (totaling 55,125,000 thousand shares, out of which 28,875,000 thousand are common shares and 26,250,000 thousand are preferred shares), each Unit represents 55 common shares and 50 preferred shares, all registered shares, without par value. On October 29, 2009 the number of shares initially offered in the Global Share Offering was increased by 6.85%, i.e., 35,955,648, (3,775,343 thousand shares, of which 1,977,561 thousand are ordinary shares and 1,797,782 thousand are preferred shares). The capital increase totaled R$ 12,988,842 thousand net of issuances costs of R$ 193,616 thousand.

The Extraordinary Shareholders' Meeting held on August 14, 2009 approved the capital increase of Banco Santander in the amount of R$2,471,413, with the issuance of 14,410,886 thousand shares (7,710,343 thousand are common shares and 6,700,543 thousand are preferred share) ,all of them registered and without par value, related to the share merger of Santander Seguros, Santander Brasil Asset and BCIS.

The Extraordinary Stockholders’ Meeting held on August 29, 2008 approved the increase in Banco Santander’s total capital from R$38,920,753 thousand, of which R$38,020,753 thousand were allocated to Capital and R$900,000 thousand to Capital Reserves, through the issuance of 189,300,327 thousand shares, (101,282,490 thousand are common shares and 88,017,837 thousand are preferred shared), without par value, related to the merger of shares of Banco Real and AAB Dois Par to the Banco Santander's Equity. The merger of shares and capital increase was approved by the Bank on January 27, 2009.

At the meeting held on July 25, 2008, the Board of Directors approved a capital increase of 3,689,477 thousand shares (1,974,003 thousand common shares and 1,715,474 thousand preferred shares), in the amount of R$800,000 thousand.

b) Dividends and Interest on Capital

In accordance with the Bank’s bylaws, stockholders are entitled to a minimum dividend equivalent to 25% of net income for the year, adjusted according to legislation. Preferred shares are nonvoting and nonconvertible, but have the same rights and advantages granted to common shares, in addition to priority in the payment of dividends 10% higher than those paid on common shares, and in the capital reimbursement, without premium, in the event of liquidation of the Banco Santander.

Dividend payments have been prepared and will continue to be prepared in accordance with Brazilian Corporate Law.

Before the annual shareholders meeting, the Board of Directors may establish the amount of dividends out of earnings based on (i) balance sheets or earning reserves from the last balance sheet; or (ii) balance sheets issued in the period shorter than 6 months, in which case the payment of dividends shall not exceed the amount of capital reserves. These payments are fully input into the mandatory dividend.

	2010
	Thousands	Reais per Thousand Shares / Units
	of Reais (9)	Common	Preferred	Units
Interest on capital (1)(4)	400,000	0.9577	1.0535	105.3477
Intermediate dividends (2)(4)	500,000	1.1917	1.3168	131.6847
Interest on capital (3)(4)	400,000	0.9577	1.0535	105.3477
Interest on capital (5)(8)	530,000	1.2690	1.3959	139.5858
Interest on capital (6)(8)	430,000	1.0295	1.1325	113.2488
Intermediate dividends (7)(8)	1,280,000	3.0647	3.3711	337.1128
Total in December 31, 2010	3,540,000

(1) Established by the Board of Directors in March, 2010, Common Shares - R$0.8141 and Preferred Shares - R$0.8955 and Units - R$89.5456, net of taxes.
(2) Established by the Board of Directors in June, 2010.
(3) Established by the Board of Directors in June, 2010, Common Shares - R$0.8141 and Preferred Shares - R$0.8955 and Units - R$89.5456, net of taxes.
(4) The Amounts for the Interest on Capital were paid on August 25, 2010.
(5) Established by the Board of Directors in September, 2010, Common Shares - R$1.0786 and Preferred Shares - R$1.1865 and Units - R$118.6479, net of taxes.
(6) Established by the board of Directors in December, 2010, Common Shares - R$0.8751, and Preferred Shares - R$0.9626 and Units - R$96.2615, net of taxes.
(7) Established by the Board of Directors in December 2010.
(8) The amounts for the Interest on Capital and Dividends will be paid after February 25, 2011, without any additional amount for monetary correction.
(9) The amount for to the intermediate dividends and interest on capital are fully input into the mandatory dividends, recognized in income for the period ended December 31, 2010.

	2009
	Thousands	Reais per Thousand Shares / Units
	of Reais (5)	Common	Preferred	Units
Interest on capital (1)	340,000	0.9974	1.0972	n.a.
Interest on capital (2)	285,000	0.8361	0.9197	n.a.
Intermediate Dividends (3)	327,400	0.7839	0.8623	86.2271
Intercalary Dividends (3)	422,600	1.0118	1.1130	111.2999
Interest on capital (3)(4)	200,000	0.4789	0.5267	52.6738
Total in December 31, 2009	1,575,000

(1) Established by Board of Directors in April 2009. Common shares - R$0.8478 and Preferred shares - R$0.9326, net of taxes.
(2) Established by Board of Directors in June 2009. Common shares - R$0.7107 and Preferred shares - R$0.7817, net of taxes.
(3) Established by Board of Directors in December 2009.
(4) Common shares - R$0.4070 and Preferred shares - R$0.4477, net of taxes, and Units R$44,7728.
(5) The amount for to the intermediate dividends, intercalary dividends and interest on capital are fully input into the mandatory dividends for the period ended December 31, 2009, which will be paid on February 22, 2010, without any additional amount for monetary correction.

c) Reserves

The reserves are allocated as follows after the deductions and statutory provisions, from the net income:

Legal reserve

In accordance with BR GAAP, 5% (five percent) in transferred to the legal reserve, until it reaches 20% (twenty percent) of the share capital. This reserve is designed to ensure the integrity of the capital and can only be used to offset losses or increase capital.

Capital reserve

The Bank´s capital reserve consists of: reserve of goodwill for the subscription of shares and other capital reserves, and can only be used to absorb losses that exceed retained earnings and profit reserves, redemption, repayment or purchase of shares of our treasury; incorporation of the capital, or payment of dividends to preferred shares in certain circumstances.

Reserve for equalization dividend

After the destination of dividends, the remaining balance if any, may, upon proposal of the Executive Board and approved by the Board of Directors, be destinated to constitute a reserve for equalization of dividends, which is limited to 50% of the Capital. This reserve aims to ensure funds for the payment of dividends, including the form of Interest on Capital, or any interim payment to maintain the flow of shareholders remuneration.

d) Treasury shares

On February, 2009 the Bank acquired 25,395 thousands own shares for the amount R$1,948 thousand. The Extraordinary shareholders' Meeting held on August, 2009 decided the cancellation of shares of its own issuance held in treasury, without reducing capital, through the absorption of R$1,948 thousand of the Capital Reserves account.

e) Strategic Partner of Santander Conglomerate in Brazil and Latin America

On October 28, 2010 Santander Spain and Qatar Holding Luxembourg S.à rl II (QHL) signed a contract in terms of the Acquisition of convertible bonds, regarding the subscription and payment by QHL the amount of US$ 2,718.8 million in bonds issued by Santander Spain. These securities are mandatorily exchangeable for shares of Banco Santander and amount to 5.00024% of its capital. These shares are paid an interest rate of 6.75% per annum in dollars and mature by October 29, 2013.

This investment reflects the inclusion of QHL as a strategic partner of Santander Conglomerate in Brazil and in the remaining of Latin America. This operation allows Banco Santander to advance in its commitment of 25% of capital free float before the end of 2014.

Up to the moment of this publication, except for convertible bonds, the QHL does not own, directly or indirectly, any shares, warrants, subscription rights or options over the share capital of Banco Santander.

f) Buyback Program for Banco Santander´s Units

In November 9, 2010, Banco Santander Board of Directors approved in the meeting held on this date the buyback program for Banco Santander´s depositary share certificates (Units), to be held in treasury and subsequently sold (Buyback Program). The Buyback Program will cover the acquisition of up to 1,452,282 Units, representing 79,875,510 common shares and 72,614,100 preferred shares which, on September 30, 2010, corresponding to approximately 0.21% of the outstanding shares, as defined in the Instruction CVM 10. The Buyback Program has the only purpose of enabling the risk management resulting from the rendering of market maker services by Banco Santander of certain index funds every time the Units are included in the portfolio of the reference index of such funds. The repurchased Units shall be used by Banco Santander exclusively for hedging against price oscillation of the securities which compose the reference index and shall be bought and sold in accordance to Banco Santander risk management policy. The Units shall be purchased on the stock exchange, at their market price, through Santander CCVM.

Until December 31, 2010 there were no repurchases for this purpose.

28. Operational Ratios

Financial institutions are required to maintain regulatory capital consistent with their activities, higher to the minimum of 11% of required capital. In July 2008 new regulatory capital measurement rules, under the Basel II Standardized Approach, went into effect, including a new methodology for credit risks and operational risks measurement, analysis and management. This ratio must be calculated on a consolidated basis, as shown below:

	Financial Consolidated (1)
Thousands of Reais	2010	2009

Adjusted Tier I Regulatory Capital (2)	44,883,986	42,352,612
Tier II Regulatory Capital	7,433,493	9,972,644
Adjusted Regulatory Capital (Tier I and II) (2)	52,317,479	52,325,256
Required Regulatory Capital	26,019,647	22,483,494
Adjusted Portion of Credit Risk (2)	23,480,589	20,607,792
Market Risk Portions (3)	1,077,100	844,882
Operational Risk Portion	1,461,958	1,030,820
Basel II Ratio	22.1%	25.6%

(1) Amounts calculated based on the consolidated information of the financial institutions (Financial Conglomerate).
(2) Disregards the effect of goodwill on the merger of the shares of Banco Real and AA Dois Par, as determined by the international rule.
(3) Includes parcels for market risk exposures subject to variations in rates of foreign currency coupons (PJUR2), price indexes (PJUR3) and interest rate (PJUR1/PJUR4), the price of goods commodities (PCOM), the price of shares classified as trading portfolios (PACS), and parcels for gold exposure and foreign currency transactions subject to foreign exchange (PCAM).

Banco Santander, according to Bacen Circular 3,477/2009, will publish information relating to risk management and Regulatory Capital (PRE). A report with further details of the structure and methodology will be disclosed in the legal deadline, at the website www.santander.com.br\ri.

Financial institutions are required to maintain investments in permanent assets compatible with adjusted regulatory capital. Funds invested in permanent assets, calculated on a consolidated basis, are limited to 50% of regulatory capital, as per prevailing regulation. On December 31, 2010 and 2009, Banco Santander classifies for said index.

29. Guarantees and commitments

The Bank provides a variety of guarantees to its customers to improve their credit standing and allow them to compete. The following table summarizes at December 31, 2010 and 2009 all of the guarantees.

As required, the “maximum potential amount of future payments” represents the notional amounts that could be lost if there were a total default by the guaranteed parties, without consideration of possible recoveries from collateral held or pledged, or recoveries under recourse provisions. There is no relationship between these amounts and probable losses on these guarantees. In fact, maximum potential amount of future payments significantly exceeds inherent losses.

Thousands of Reais	2010	2009

Maximum potential amount of future payments

Contingent liabilities
Guarantees and other sureties
Financial guarantees	18,117,260	17,379,109
Performance guarantees	907,676	695,099
Financial standby letters of credit	2,823,715	2,189,135
Other	273,759	243,406
Other contingent exposures	440,702	460,621
Documentary Credits	440,702	460,621
Total Contingent Liabilities	22,563,112	20,967,370

Commitments
Loan commitments drawable by third parties	93,472,343	77,789,371
Total Commitments	93,472,343	77,789,371

Total	116,035,455	98,756,741

Financial guarantees are provided to our clients in obligations with third parties. We have the right to seek reimbursement from our clients for any amount we shall have to pay under such guarantee. Additionally, we may hold cash or other highly liquid collateral for these obligations. These agreements are subject to the same credit evaluation performed on the execution of loans.

We expect many of these guarantees to expire without the need to advance any cash. Therefore, in the ordinary course of business, we expect that these transactions will have virtually no impact on our liquidity.

Performance guarantees are issued to guarantee customers obligations such as to make contractually specified investments, to supply specified products, commodities, or maintenance or warranty services to a third party, completion of projects in accordance with contract terms, etc. Financial standby letters of credit include guarantees of payment of loans, credit facilities, promissory notes and trade acceptances. The Bank always requires collateral to grant this kind of financial guarantees. In Documentary Credits, the Bank acts as a payment mediator between trading companies located in different countries (import-export transactions). Under a documentary credit transaction, the parties involved deal with the documents rather than the commodities to which the documents may relate. Usually the traded commodities are used as collateral to the transaction and the Bank may provide some credit facilities. Loan commitments drawable by third parties include mostly credit card lines and commercial commitments. Credit card lines are unconditionally cancelable by the issuer. Commercial commitments are mostly 1 year facilities subject to information requirements to be provided by our customers.

The risk criteria followed to issue all kinds of guarantees, financial standby letters of credit, documentary credits and any risks of signature are in general the same as those used for other products of credit risk, and therefore subject to the same admission and tracking standards. The guarantees granted on behalf of our customers are subject to the same credit quality review process as any other risk product. On a regular basis, at least once a year, the solvency of the mentioned customers is checked as well as the probability of those guarantees to be executed. In case that any doubt on the customer’s solvency may arise we create allowances with charge to net income, by the amount of the inherent losses even if there is no claim to us.

Additionally, the liability recognized as deferred revenue for the premium received for providing the above guarantees, which is being amortized into income over the life of the related guarantees is R$80,056 thousand (2009 - R$65,041 thousand).

30. Interest and similar income

“Interest and similar income” in the consolidated income statement comprises the interest accruing in the year on all financial assets with an implicit or explicit return, calculated by applying the effective interest method, irrespective of measurement at fair value; and the rectifications of income as a result of hedge accounting. Interest is recognized gross, without deducting any tax withheld at source.

The breakdown of the main interest and similar income items earned in 2010, 2009 and 2008 is as follows:

Thousands of Reais	2010	2009	2008

Cash and balances with the Brazilian Central Bank	3,589,924	1,666,931	2,270,494
Loans and amounts due from credit institutions	1,397,840	2,901,054	1,818,645
Loans and advances to customers	29,290,024	29,469,976	16,296,436
Debt instruments	6,442,288	5,201,840	3,327,287
Other interest	189,128	103,155	54,952
Total	40,909,204	39,342,956	23,767,814

31. Interest expense and similar charges

“Interest expense and similar charges” in the consolidated income statement includes the interest accruing in the year on all financial liabilities with an implicit or explicit return, including remuneration in kind, calculated by applying the effective interest method, irrespective of measurement at fair value; the rectifications of cost as a result of hedge accounting; and the interest cost attributable to pension funds.

The breakdown of the main items of interest expense and similar charges accrued in 2010, 2009 and 2008 is as follows:

Thousands of Reais	2010	2009	2008

Deposits from the Brazilian Central Bank	-	29,340	467
Deposits from credit institutions	1,146,688	1,179,130	1,630,639
Customer deposits	12,773,546	13,164,015	9,145,873
Marketable debt securities and subordinated liabilities
Marketable debt securities (note 18)	1,212,962	1,047,750	548,834
Subordinated liabilities (note 19)	999,423	1,076,557	690,014
Pensions (note 22)	156,419	100,567	91,437
Other interest	525,088	578,506	222,581
Total	16,814,126	17,175,865	12,329,845

32. Income from equity instruments

“Income from equity instruments” includes the dividends and payments on equity instruments out of profits generated by investees after the acquisition of the equity interest.

The breakdown of the balance of this item is as follows:

Thousands of Reais	2010	2009	2008

Equity instruments classified as:
Financial assets held for trading	9,762	6,714	7,627
Of which:
Petroquimica Uniao S.A.	-	523	2,654
Petroleo Brasileiro S.A.	1,655	2,349	261
Cia Vale do Rio Doce	1,119	1,108	1,473
Marfrig Alimentos S.A.	2,308	-	-
Available-for-sale financial assets	41,959	23,189	29,345
Of which:
SERASA S.A	576	8,811	3,721
BM&FBovespa S.A. (1)	10,502	10,714	11,760
Coliseu Fundo de Investimento em Cotas de Fundos de Investimentos Multimercado Crédito Privado	17,924	-	-
Total	51,721	29,903	36,972

(1) In 2009 and 2008 include dividends received from shares of Bovespa Holding S.A. acquired by BM&FBovespa S.A.

33. Fee and commission income

“Fee and commission income” comprises the amount of all fees and commissions accruing in favor of the Bank in the year, except those that form an integral part of the effective interest rate on financial instruments.

The breakdown of the balance of this item is as follows:

Thousands of Reais	2010	2009	2008

Collection and payment services:
Bills	384,942	378,519	218,979
Demand accounts	1,600,182	1,570,356	449,385
Cards	1,322,444	1,056,791	601,782
Checks and other	597,102	800,784	983,773
Orders	233,100	251,790	134,713
Total	4,137,770	4,058,241	2,388,632

Marketing of non-banking financial products:
Investment funds	1,108,586	851,766	700,233
Insurance	992,088	794,234	643,810
Capitalization	238,777	136,144	102,185
Total	2,339,451	1,782,144	1,446,228

Securities services:
Securities underwriting and placement	374,368	252,236	110,653
Securities trading	136,916	148,244	147,307
Administration and custody	109,353	129,241	64,232
Asset management	2,932	1,960	2,968
Total	623,569	531,681	325,160

Other:
Foreign exchange	310,311	314,720	100,129
Financial guarantees	248,127	219,549	146,625
Other fees and commissions	174,065	241,829	402,240
Total	732,503	776,098	648,994

Total	7,833,293	7,148,164	4,809,014

34. Fee and commission expense

“Fee and commission expense” shows the amount of all fees and commissions paid or payable by the Bank in the year, except those that form an integral part of the effective interest rate on financial instruments.

The breakdown of the balance of this item is as follows:

Thousands of Reais	2010	2009	2008

Fees and commissions assigned to third parties	660,802	485,182	351,471
Of which: Credit cards	463,391	349,874	243,946
Other fees and commissions (1)	336,983	425,220	203,840
Total	997,785	910,402	555,311

(1) Refers mainly to expenditure on services of the financial system.

35. Gains (losses) on financial assets and liabilities (net)

“Gains (losses) on financial assets and liabilities (net)” includes the amount of the valuation adjustments of financial instruments, except those attributable to interest accrued as a result of application of the effective interest method and to allowances, and the gains or losses obtained from the sale and purchase thereof.

a) Breakdown

The breakdown of the balance of this item, by type of instrument, is as follows:

Thousands of Reais	2010	2009	2008

Held for trading (1)	1,159,058	2,032,272	(1,214,846)
Other financial instruments at fair value through profit or loss (2)	(26,828)	(10,132)	39,956
Financial instruments not measured at fair value through profit or loss	254,162	755,916	320,307
Of which: Available-for-sale financial assets
Debt instruments	31,397	122,886	(15,476)
Equity instruments	204,592	559,080	260,855
Hedging derivatives and other	71,758	(61,733)	(431,530)
Total	1,458,150	2,716,323	(1,286,113)

(1) Includes the economic hedge of the Bank’s position in Cayman, which is a non-autonomous subsidiary. See note 23 for the income tax impact of such hedge.
(2) Includes the net gain arising from transactions involving debt securities, equity instruments and derivatives included in this portfolio, since the Bank manages its risk in these instruments on a global basis.

b) Financial assets and liabilities at fair value through profit or loss

The detail of the amount of the asset balances is as follows:

Thousands of Reais	2010	2009

Loans and amounts due from credit institutions	339,696	1,974,435
Loans and advances to customers	-	389,113
Debt instruments	16,696,801	12,765,008
Equity instruments	20,707,290	16,331,550
Derivatives	5,017,359	4,950,006
Total	42,761,146	36,410,112

The detail of the amount of the liability balances is as follows:

Thousands of Reais	2010	2009

Deposits from credit institutions	-	1,795
Trading derivatives	4,755,314	4,401,709
Short positions	29,339	33,025
Total	4,784,653	4,436,529

36. Exchange differences (net)

“Exchange differences (net)” shows basically the gains or losses on currency dealings, the differences that arise on translations of monetary items in foreign currencies to the functional currency, and those disclosed on non-monetary assets in foreign currency at the time of their disposal.

37. Other operating income (expense)

These items in the consolidated income statement include:

Thousands of Reais	2010	2009	2008

Income from insurance contracts	6,830,524	3,591,713	-
Expense from insurance contracts	(6,518,689)	(3,358,737)	-
Profit from insurance contracts (1)	311,835	232,976	-
Other operating income	148,337	189,067	379,102
Other operating expense	(642,970)	(355,776)	(333,831)
Contributions to fund guarantee of credit - FGC	(165,201)	(181,891)	(105,088)
Other operating income (expense)	(659,834)	(348,600)	(59,817)
Total	(347,999)	(115,624)	(59,817)

(1) Since 2009, includes the Income from insurance related to the merger of shares of Santander Seguros as mentioned in Note 3-b.

38. Personnel expenses

a) Breakdown

The breakdown of “Personnel expenses” is as follows:

Thousands of Reais	2010	2009	2008

Wages and salaries	3,731,340	3,363,877	2,253,313
Social security costs	993,971	971,245	569,136
Benefits	791,361	749,366	423,218
Defined benefit pension plans (note 22)	16,212	36,534	45,060
Contributions to defined contribution pension plans	49,641	49,976	33,166
Share-based payment costs	90,461	19,990	19,647
Training	92,974	88,084	46,564
Other personnel expenses	160,216	231,900	158,058
Total	5,926,176	5,510,972	3,548,162

b) Share-Based Compensation

Banco Santander has two long-term compensation plans linked to the market price of the shares – the Global Program and the Local Program. The members of the Executive Board and other key employees of Banco Santander are eligible for these plans, besides the members selected by the Board of Directors and informed to the Human Resources, which selection may fall according to the seniority of the group. For the Board of Directors members in order to be eligible, it is necessary to exercise Executive Board functions.

b.1) Local Program

The Extraordinary Shareholders’ Meeting of Banco Santander held on February 3, 2010 approved the Share-Based Compensation Program - Units of Banco Santander (Local Plan), consisting of two independent plans: Stock Option Plan for Share Deposit Certificates - Units (SOP) and Long-Term Incentive Plan - Investment in Share Deposit Certificates - Units (PSP). The characteristic of each plan are:

SOP Plan: It is a three-year Stock Option Plan by which new shares of the Banco Santander are issued, as a manner of retaining the officers’ commitment to long-term results. The period for exercising the options starts on June 30, 2012 and is two years longer than the vesting period. The volume equivalent to 1/3 of the Units resulting from the exercise of options cannot be sold by the participant during a period of one year from the exercise date. Expenses related to the plan are recognized in return for equity in "Reserves -Share-based payments".

PSP Plan: It is a compensation plan based on shares settled in cash (non-dilutable), launched in three-year cycles, retaining the executives’ commitment to long-term results. The minimum amount, corresponding to 50% of the compensation settled in cash, should be used by the participant to acquire Units, which cannot be sold during a period of 1 year from the exercise date. Expenses related to the plan are recognized in contrast to "Other liabilities - Provision for share-based payment" (note 24).

b.1.1) SOP Fair Value and Plans Performance Parameters

For accounting of the SOP and PSP plans, an Independent Consultant promoted simulations based on Monte Carlo methodology's, as presented the performance parameters used to calculate the shares to be granted:

Total Shareholder Return (TSR)			Net Income Realized
TSR Rank	% of Exercisable Shares	Probability of Occurrence	Year	% of Exercisable Shares, Considering the Probability of Occurrence
1°	50.00%	0.00%	2009	10.00%
2°	35.00%	0.02%	2010	7.15%
3°	25.00%	95.75%	2011	4.86%
4°	0.00%	4.23%	Accumulated	15.03%

For measurement of the fair value of the options in the SOP plan, the following premises and amounts are calculated based on the binomial method:

• Volatility	57.37%
• Rate of Dividends - SOP Plan	5.43%
• Vesting Period - SOP Plan	2.72 years
• Average exercise time - SOP Plan	3.72 years
• Risk-Free Rate - SOP Plan	11.18%
• Probability of Occurrence for SOP and PSP	60.93%
• Fair value of the shares - SOP Plan	R$7.19
• Average price of shares SANB11 in the 15 previous days to December 31, 2010 - PSP Plan	R$21.90

On 2010, pro-rata day expenses amounting R$20,976 thousand relating to the SOP plan and R$6,525 thousand relating to the PSP plan.

	Number of Shares	Exercise Price in Reais	Concession Year	Employees	Date of Commenceme nt of Exercise	Date of Expiry of Exercise Period

Balance on December 31, 2009	-
Granted SOP options	15,500,000	23.50	2010	Managers	02/03/10	06/30/14
Granted PSP options	1,471,475	-	2010	Managers	02/03/10	06/30/12
Cancelled SOP options	(2,877,141)	23.50	2010	Managers	02/03/10	06/30/14
Cancelled PSP options	(179,802)	-	2010	Managers	02/03/10	06/30/12
Final Balance on December 31, 2010	13,914,532
SOP Plan	12,622,859	23.50	2010	Managers	02/03/10	06/30/14
PSP Plan	1,291,673	-	2010	Managers	02/03/10	06/30/12
Total	13,914,532

b.1.2) Diluted earnings per share

The stock options of Plan SOP may dilute the basic earnings per share in the future. On December 31, 2010, these options were not included in the calculation of diluted earnings per share because they are antidilutant for the presented years.

b.2) Global Program

Plan I06

In 2004, Banco Santander created a long-term incentive plan for its executives (I06), linked to the attainment of two goals related to the controlling stockholder’s shares: appreciation of share price and growth of earnings per share. The conditions to receive the income were met and the variable compensation was paid from January 15, 2008 to January 15, 2009, at the price of €9.09 per stock option.

Long-Term Incentive Policy

The meeting of the Board of Directors’ of Santander Spain, held on March 26, 2008, approved the long-term incentive policy intended for the executives of Banco Santander Spain and the Santander Group companies (except Banco Español de Crédito, S.A. - Banesto). This policy provides for compensation tied to the performance of the stock of Santander Spain, as established in the Annual Stockholders’ Meeting.

Among the plans of Banco Santander Spain, Conglomerate Santander's executives in Brazil already participate in the Stock Plan Tied to Goals: multiyear plan paid in shares of Banco Santander Spain. This plan’s beneficiaries are the Executive Officers and other members of Top Management, as well as any other group of executives appointed by the Executive Board or the Executive Committee.

This plan involves three-year cycles for the delivery of shares to the beneficiaries, except for the first two cycles (Pl06 and PI09). A maximum number of shares in each cycle is established for each beneficiary that continued to work in the Group during the plan. The goals whose attainment determine the number of shares granted, are defined by comparing the Group’s performance with the Benchmark Group’s performance (financial institutions) and are related to two parameters: RTA and Earnings/Benefit per Share (BPA) growth.

Each of these parameters has a weight of 50% in the determination of the percentage of shares to be granted. The number of shares to be granted is determined in each cycle by the goal attainment level on the third anniversary of the start of each cycle (except the first cycle, for which the second anniversary will be considered).

For the 4th cycle, only one performance parameter ought to be considered, which has 100% weigh in the distributed shares calculations: the Group´s RTA.

Fair value

It was assumed that the beneficiaries will not leave the Bank’s employ during the term of each plan. The fair value of the 50% linked to the Bank’s relative TSR position was calculated, on the grant date, on the basis of the report provided by external valuators whose assessment was carried out using a Monte Carlo valuation model, performing 10,000 simulations to determine the TSR of each of the companies in the Benchmark Group, taking into account the variables set forth below. The results (each of which represents the delivery of a number of shares) are classified in decreasing order by calculating the weighted average and discounting the amount at the risk-free interest rate.

	PI09	PI10	PI11	PI12

Expected volatility (*)	16.25%	15.67%	19.31%	42.36%
Annual dividend yield based on last few years	3.23%	3.24%	3.47%	4.88%
Risk-free interest rate (Treasury Bond yield –zero coupon) over the period of the plan	4.47%	4.50%	4.84%	2.04%

(*) calculated on the basis of historical volatility over the corresponding period (two or three years)

In view of the high correlation between TSR and EPS, it was considered feasible to extrapolate that (in a high percentage of cases) the TSR value is also valid for EPS. Therefore, it was initially determined that the fair value of the portion of the plans linked to the Bank’s relative EPS position, i.e. of the remaining 50% of the options granted, was the same as that of the 50% corresponding to the TSR. Since this valuation refers to a non-market condition, it is reviewed and adjusted on a yearly basis.

	Number of Shares	Exercise Price in Euros	Concession Year	Employees	Data of Commenceme nt of Exercise Period	Data of Expiry of Exercise Period

Plans Outstanding at December 31, 2007	7,996,687
Options Exercised (Plan I06)	(4,657,550)	9.09	-	Managers	01/15/08	01/15/09
Options Granted (Plan I11)	2,311,231	-	2008	Managers	06/21/08	07/31/11
Plans Outstanding at December 31, 2008	5,650,368
Options Cancelled (Plan I06)	(1,261,450)	9.09	-	Managers	01/15/08	01/15/09
Exercised Options (Plan I09)	(681,767)	-	2007	Managers	06/23/07	07/31/09
Cancelled Options (Plan I09)	(152,565)	-	2007	Managers	06/23/07	07/31/09
Options Granted (Plan I12)	455,008	-	2009	Managers	06/19/09	07/31/12
Plans Outstanding at December 31, 2009	4,009,594
Exercised Options (PI10)	(1,161,014)	-	2007	Managers	06/23/07	07/31/10
Cancelled Options (PI10)	(82,341)	-	2007	Managers	06/23/07	07/31/10
Granted Options (PI12)	86,198	-	2009	Managers	06/19/09	07/31/12
Granted Options (PI13)	597,811	-	2010	Managers	07/01/10	07/31/13
Plans Outstanding at December 31, 2010	3,450,248
Plan I11	2,311,231	-	2008	Managers	06/21/08	07/31/11
Plan I12	541,206	-	2009	Managers	06/19/09	07/31/12
Plan I13	597,811	-	2010	Managers	07/01/10	07/31/13
Total	3,450,248

On 2010, pro-rata expenses were registered in the amount of R$14,393 thousand (2009 - R$19,893 thousand), related to the costs of the cycles mentioned above, regarding the total amount of the Global Program Plans. These amounts include the "pro rata" expenses for PI10, which had its last cycle closed in July, 2010. Expenses related to these plans are recognized in contrast to "Other liabilities - Provision for share-based payment" (note 24).

Plans do not cause dilution of the share capital of the Bank, because they are paid in shares of Banco Santander Spain.

b.3) Share-Based Bonus

The Annual Shareholders’ Meeting of Banco Santander Spain, held on June 11, 2010, approved the new policy for executive compensation through a share-based bonus plan effective for all the companies of the Group, including Santander Brasil. This new policy, subject to adjustments applicable to Santander Brasil, will be submitted to the approval of the Appointment and Compensation Committee at the meeting to be held on February 1, 2011, and to the resolution of the Board of Directors at the meeting to be heldon February 2, 2011.

The plan's objectives are: (i) to align the compensation program with the principles of the “Financial Stability Board” (FSB) agreed upon at the G20; (ii) to align Banco Santander’s interests with those of the plan’s participants (to achieve the sustainable and recurring growth and profitability of Banco Santander’s businesses and to recognize the participants’ contributions); (iii) to allow the retention of participants; and (iv) to improve Banco Santander’s performance and defend the interests of shareholders via a long-term commitment.

The purpose of the plan is the cash payment of part of the variable compensation owed by Banco Santander to the plan’s participants pursuant to the bank’s compensation policy, based on the future performance of the bank’s shares.

The payment of share-based bonus is within the limits of the overall management compensation approved by Banco Santander's Annual Shareholders' Meeting.

The total number of shares on which the compensation plan is based will be settled in three installments and equally allocated to each of the three fiscal years following the reference year.

The plan will not lead to a dilution of Banco Santander’s capital stock, as participants will not be shareholders of the Bank, nor will they be entitled to any other rights or privileges enjoyed by said shareholders.

Considering the evidence of a probable cash outlay under the plan’s terms and based on reliable estimates, expenses of R$48,544 thousand were recorded in December 2010 referring to the provision for Share-Based Bonus, recognized in contrast to "Other liabilities - Provision for share-based payment" (note 24).

39. Other administrative expenses

a) Breakdown

The breakdown of the balance of this item is as follows:

Thousands of Reais	2010	2009	2008

Property, fixtures and supplies	965,633	1,043,498	552,538
Technology and systems	888,922	897,581	636,739
Advertising	421,643	497,246	404,052
Communications	554,713	612,904	457,675
Per diems and travel expenses	150,875	167,954	114,150
Taxes other than income tax	88,833	54,208	55,365
Surveillance and cash courier services	513,325	468,833	275,423
Insurance premiums	8,811	8,888	5,763
Specialized and technical services	1,504,306	1,448,984	946,268
Technical reports	380,866	377,331	293,122
Others specialized and technical services	1,123,440	1,071,653	653,146
Other administrative expenses	207,365	236,149	188,802
Total	5,304,426	5,436,245	3,636,775

b) Other information

The balance of “Technical reports” includes the fees paid by the consolidated companies (detailed in the accompanying Appendix I) to their respective auditors, the detail being as follows:

Thousands of Reais	2010	2009	2008

Audit of the annual financial statements and audit related services of the companies audited by Deloitte (constant scope of consolidation)	9,054	6,180	6,109
Audit of the annual financial statements audit related services of the companies audited by Deloitte (additions to scope of consolidation)	-	373	172

Additionally to the expenses with audit of the financial statements, the Bank had an fee paid to Deloitte in 2009 related to the audit of the Global Offering in the amount of R$8.8 million, after taxes and was recorded as transaction cost net of capital increase.

Services provided by others audit firms totaled R$15.0 million (2009 - R$2.5 million and 2008 - R$3.0 million).

40. Gains (losses) on disposal of assets not classified as non-current assets held for sale

The breakdown of the balance of this item is as follows:

Thousands of Reais	2010	2009	2008

Gains	341	3,377,953	19,701
On disposal of tangible assets	229	36,161	13,162
On disposal of investments (1)	112	3,341,792	6,539
Losses	(59,527)	(8,652)	(13,090)
On disposal of tangible assets	(260)	(8,652)	(13,090)
On disposal of investments	(59,267)	-	-
Total	(59,186)	3,369,301	6,611

(1) In 2009, the Bank made a disposal of investment of Companhia Brasileira de Meios de Pagamentos - (VisaNet), Tecban - Tecnologia Bancária S.A. and Companhia Brasileira de Soluções e Serviços - CBSS accounting a net gain of R$3,315 million.

41. Gains (losses) on non-current assets held for sale not classified as discontinued operations

It refers basically to the result on disposal of property received in the processes of recovery of loans to customers and the provision of the recoverable value of these assets. In 2010, includes R$106,827 thousand (2009 - R$63,000 thousand) of gain on sale of office buildings, mainly related to the move to new headquarter.

42. Other disclosures

a) Off-balance-sheet funds under management

The detail of off-balance-sheet funds managed by the Bank is as follows:

Thousands of Reais	2010	2009

Investment funds	102,516,308	95,324,100
Assets under management	8,822,049	3,083,043
Total	111,338,357	98,407,143

b) Third-party securities held in custody

At December 31, 2010, the Bank held in custody debt securities and equity instruments totaling R$194,063,773 thousand (2009 - R$94,949,464 thousand) entrusted to it by third parties.

c) Residual maturity periods and Average interest rates

The breakdown, by maturity, of the balances of certain items in the consolidated balance sheets is as follows:

	December 31, 2010
	Thousands of Reais
	On Demand	Up to 3 Months	3 to 12 Months	1 to 3 Years	3 to 5 Years	After 5 Years	Total	Average Interest Rate

Assets:
Cash and balances with the Brazilian
Central Bank	44,343,701	7,966,178	4,490,272	-	-	-	56,800,151	11.0%
Debt instruments	-	6,705,785	3,455,031	36,393,309	6,947,815	8,754,287	62,256,227	11.5%
Equity instruments	22,435,327	-	-	-	-	-	22,435,327
Loans and amounts due from credit
institutions	5,735,109	1,747,182	2,319,266	946,794	3,716,619	8,533,246	22,998,216	6.7%
Loans and advances to customer, gross	9,744,791	37,616,374	51,095,094	45,347,623	10,536,509	6,217,932	160,558,323	21.3%
Total	82,258,928	54,035,519	61,359,663	82,687,726	21,200,943	23,505,465	325,048,244	15.1%

Liabilities:
Financial liabilities at amortised cost:
Deposits from credit institutions	856,322	19,304,849	10,358,095	10,669,471	524,889	677,946	42,391,572	6.0%
Customer deposits	46,603,707	28,910,116	26,300,047	58,599,472	4,401,853	3,134,006	167,949,201	9.7%
Marketable debt securities	-	3,194,214	6,446,755	7,422,491	2,482,347	540,838	20,086,645	10.4%
Subordinated liabilities	-	-	-	3,010,208	1,902,811	4,782,086	9,695,105	10.9%
Other financial liabilities	2,432,612	10,608,134	20,440	157,062	-	-	13,218,248
Total	49,892,641	62,017,313	43,125,337	79,858,704	9,311,900	9,134,876	253,340,771	9.2%

Difference (assets less liabilities)	32,366,287	(7,981,794)	18,234,326	2,829,022	11,889,043	14,370,589	71,707,473

	December 31, 2009
	Thousands of Reais
	On Demand	Up to 3 Months	3 to 12 Months	1 to 3 Years	3 to 5 Years	After 5 Years	Total	Average Interest Rate

Assets:
Cash and balances with the Brazilian
Central Bank	12,169,277	6,828,836	8,270,899	-	-	-	27,269,012	8.9%
Debt instruments	-	14,279,921	1,784,616	13,049,117	20,751,920	7,645,358	57,510,932	10.8%
Equity instruments	17,991,746	-	-	-	-	-	17,991,746
Loans and amounts due from credit
institutions	3,246,260	8,375,243	4,313,669	1,308,300	2,477,758	6,481,348	26,202,578	9.2%
Loans and advances to customer, gross	6,716,360	25,651,927	41,119,405	47,045,584	12,505,072	5,356,055	138,394,403	23.8%
Total	40,123,643	55,135,927	55,488,589	61,403,001	35,734,750	19,482,761	267,368,671	16.4%

Liabilities:
Financial liabilities at amortised cost:
Deposits from the Brazilian Central Bank	-	176,432	63,681	-	-	-	240,113	3.1%
Deposits from credit institutions	189,858	5,060,811	7,373,626	7,486,135	742,446	104,765	20,957,641	8.5%
Customer deposits	40,358,100	33,634,930	30,639,047	40,770,381	4,032,168	5,530	149,440,156	8.8%
Marketable debt securities	-	3,242,520	4,882,803	936,678	1,532,956	844,053	11,439,010	7.9%
Subordinated liabilities	-	2,104	-	-	4,330,919	6,971,422	11,304,445	9.6%
Other financial liabilities	3,650,259	6,340,210	(33,470)	249,391	(18,226)	-	10,188,164
Total	44,198,217	48,457,007	42,925,687	49,442,585	10,620,263	7,925,770	203,569,529	8.8%

Difference (assets less liabilities)	(4,074,574)	6,678,920	12,562,902	11,960,416	25,114,487	11,556,991	63,799,142

d) Equivalent reais value of assets and liabilities

The detail of the main foreign currency balances in the consolidated balance sheet, based on the nature of the related items, is as follows:

Equivalent Value in Thousands of Reais	2010		2009
	Assets	Liabilities	Assets	Liabilities

Cash and balances with the Brazilian Central Bank	66,065	-	2,069,530	-
Financial assets/liabilities held for trading	1,127,863	1,050,380	1,981,386	1,048,742
Available-for-sale financial assets	1,057,000	-	713,042	-
Loans and receivables	21,437,906	-	15,092,956	-
Financial liabilities at amortized cost	-	22,926,205	-	17,469,224
Total	23,688,834	23,976,585	19,856,914	18,517,966

e) Fair value of financial assets and liabilities not measured at fair value

The financial assets owned by the Bank are measured at fair value in the accompanying consolidated balance sheet, except for loans and receivables.

Similarly, the Bank’s financial liabilities -except for financial liabilities held for trading and those measured at fair value - are measured at amortized cost in the consolidated balance sheet.

i) Financial assets measured at other than fair value

Following is a comparison of the carrying amounts of the Bank’s financial assets measured at other than fair value and their respective fair values at year-end:

Thousands of Reais	2010		2009
Assets	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Loans and receivables:
Loans and amounts due from credit institutions (note 5)	22,658,520	22,658,520	24,228,143	24,228,143
Loans and advances to customers (note 9)	151,366,561	151,536,439	127,934,811	128,065,076
Debt instruments (note 6)	81,444	87,208	-	-
Total	174,106,525	174,282,167	152,162,954	152,293,219

ii) Financial liabilities measured at other than fair value

Following is a comparison of the carrying amounts of the Bank’s financial liabilities measured at other than fair value and their respective fair values at year-end:

Thousands of Reais	2010		2009
Liabilities	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Financial liabilities at amortized cost:
Deposits from the Brazilian Central Bank (note 16)	-	-	240,113	240,113
Deposits from credit institutions (note 16)	42,391,572	42,391,572	20,955,846	20,955,846
Customer deposits (note 17) (*)	167,949,201	167,953,896	149,440,156	149,448,949
Marketable debt securities (note 18)	20,086,645	20,054,667	11,439,010	11,435,722
Subordinated liabilities (note 19)	9,695,105	9,695,105	11,304,445	11,304,445
Other financial liabilities (note 20)	13,218,248	13,218,248	10,188,164	10,188,164
Total	253,340,771	253,313,488	203,567,734	203,573,239

(*) For these purposes, the fair value of customer demand deposits, which are included within customer deposits, are taken to be the same as their carrying amount.

The methods and assumptions to estimate the fair value are defined below:

- Short-term investments - The short-term investments includes the interbank deposits and the repurchase agreements. The carrying amount is approximated to the fair value.

- Loans operations – Fair value are estimated for groups of loans with similar characteristics. The fair value was measured by discounting estimated cash flow using the interest rate of new contracts.

- Deposits – The fair value of deposits was calculated by discounting the difference between the cash flows on a contractual basis and current market rates for instruments with similar maturities. For variable-rate deposits, the carrying amount was considered to approximate fair value.

- Long-tem loans – The fair value of long-term loans were estimated by cash flow discounted at the interest rate offered on the market with similar terms and maturities.

f) Other Obligations

The Bank rents properties, mainly used for branches, based on a standard contract which may be cancelled at its own criterion and includes the right to opt for renewals and adjustment clauses, classified as operating lease. Total future minimum payments of non-cancelable operating leases as of December 31, 2010 is R$1,416,299 thousand, of which R$436,334 thousand matures in up to 1 year, R$901,145 thousand from 1 year to up to 5 years and R$78,820 thousand after 5 years. Additionally, the Banco Santander has contracts for a matures indeterminate, totaling R$2,693 thousand monthly rent corresponding to the contracts with this feature. Payment of operating leases recognized as expenses for the period were R$455,326 thousand.

Monthly rental contracts will be adjusted on an annual basis, as per prevailing legislation, at IGPM variation. The lessee is entitled to unilaterally rescind the agreement, at any time, without paying fines, encumbrances or penalties, through a written communication to the lesser upon 30 days prior notice, without prejudice to rent payment and charges due until then.

g) Obligation offset and settlement agreements

Obligation offset and settlement agreements – The Bank has an obligation offset and settlement agreement within the ambit of national financial institutions (SFN), entered into with individuals and legal entities which may or may not be members of SFN, resulting in improved assurance of financial settlement, with the parties with which it has this type of agreement. These agreements establish that payment obligations with the Bank, arising from loans and derivative transactions, in case of default of the counterparty, will be offset against payment obligations of the Bank with the counterparty.

h) Contingent assets

On December 31, 2010 and 2009 no contingent assets were accounted.

43. Operating segments

In accordance with IFRS 8, an operating segment is a component of an entity:

(a) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity),

(b) whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

(c) for which discrete financial information is available.

Following such guidance, the Bank has identified the following business segments as its operating segments:

• Commercial Banking,

• Global Wholesale Banking,

• Asset Management and Insurance.

The Bank operates in Brazil and abroad, through the Cayman branch, with brazilian clients and therefore has no geographical segments.

The Commercial Banking segment encompasses the entire commercial banking business (except for the Corporate Banking business managed globally using the Global Relationship Model). The Asset Management and Insurance segment includes the contribution to the Bank arising from the design and management of the investment fund, pension and insurance businesses of the various units. The Global Wholesale Banking segment reflects the returns on the Global Corporate Banking business, those on Investment Banking and Markets worldwide, including all the globally managed treasury departments and the equities business.

The condensed income statements and other significant data are as follows:

Thousands of Reais	2010

(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Asset Management and Insurance	Total

NET INTEREST INCOME	21,301,329	2,501,318	292,431	24,095,078
Income from equity instruments	51,721	-	-	51,721
Income from companies accounted for by the equity method	43,942	-	-	43,942
Net fee and commission income	5,529,572	891,897	414,039	6,835,508
Gains (losses) on financial assets and liabilities (net) and Exchange differences (net)	1,550,319	244,408	80,323	1,875,050
Other operating income (expense)	(596,271)	(29,992)	278,264	(347,999)
TOTAL INCOME	27,880,612	3,607,631	1,065,057	32,553,300
Personnel expenses	(5,354,100)	(512,097)	(59,979)	(5,926,176)
Other administrative expenses	(5,003,189)	(215,499)	(85,738)	(5,304,426)
Depreciation and amortization	(1,129,919)	(57,718)	(49,773)	(1,237,410)
Provisions (net)	(1,940,727)	4,039	(37,638)	(1,974,326)
Impairment losses on financial assets (net)	(8,225,451)	(8,359)	-	(8,233,810)
Impairment losses on non-financial assets (net)	(20,601)	-	1	(20,600)
Other non-financial gains (losses)	139,951	-	-	139,951
OPERATING PROFIT BEFORE TAX	6,346,576	2,817,997	831,930	9,996,503

Other:
Total assets	308,973,195	40,139,949	25,549,539	374,662,683
Loans and advances to customers	121,175,888	30,149,793	40,880	151,366,561
Customer deposits	144,385,872	22,180,522	1,382,807	167,949,201

Thousands of Reais	2009

(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Asset Management and Insurance	Total

NET INTEREST INCOME	20,260,381	1,766,812	139,898	22,167,091
Income from equity instruments	29,903	-	-	29,903
Income from companies accounted for by the equity method	295,414	-	-	295,414
Net fee and commission income	4,969,848	863,326	404,588	6,237,762
Gains (losses) on financial assets and liabilities (net) and Exchange differences (net)	1,751,572	859,209	54,351	2,665,132
Other operating income (expense)	(280,861)	(22,540)	187,777	(115,624)
TOTAL INCOME	27,026,257	3,466,807	786,614	31,279,678
Personnel expenses	(4,971,773)	(474,295)	(64,904)	(5,510,972)
Other administrative expenses	(5,213,092)	(175,017)	(48,136)	(5,436,245)
Depreciation and amortization	(1,175,995)	(38,635)	(33,982)	(1,248,612)
Provisions (net)	(3,389,253)	(45,050)	(46,390)	(3,480,693)
Impairment losses on financial assets (net)	(9,883,382)	(83,022)	-	(9,966,404)
Impairment losses on non-financial assets (net)	(899,172)	-	(1,382)	(900,554)
Other non-financial gains (losses)	3,400,931	-	-	3,400,931
OPERATING PROFIT BEFORE TAX	4,894,521	2,650,788	591,820	8,137,129

Other:
Total assets	253,639,547	40,738,892	21,594,137	315,972,576
Loans and advances to customers	99,511,366	28,571,262	241,296	128,323,924
Customer deposits	124,296,966	23,872,581	1,270,609	149,440,156

To allow a better assessment of the operating segment, from 2010, the assets related to insurance activities are presented in the insurance segment and asset management. For purposes of comparison, in 2009 we made the reclassification of these assets, since they were assigned to other operating segments. The insurance assets were incorporated into the Bank in the third quarter of 2009 with the merger of shares of Santander Seguros (Note 3 b).

Thousands of Reais	2008

(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Asset Management and Insurance	Total

NET INTEREST INCOME	10,191,650	1,213,502	32,817	11,437,969
Income from equity instruments	36,972	-	-	36,972
Income from companies accounted for by the equity method	112,330	-	-	112,330
Net fee and commission income	3,602,255	449,289	202,159	4,253,703
Gains (losses) on financial assets and liabilities (net) and Exchange differences (net)	(358,011)	540,636	7,041	189,666
Other operating income (expense)	(21,570)	(37,782)	(465)	(59,817)
TOTAL INCOME	13,563,626	2,165,645	241,552	15,970,823
Personnel expenses	(3,104,942)	(403,671)	(39,549)	(3,548,162)
Other administrative expenses	(3,485,160)	(129,640)	(21,975)	(3,636,775)
Depreciation and amortization	(797,536)	(44,065)	(4,404)	(846,005)
Provisions (net)	(1,160,918)	(38,638)	(30,761)	(1,230,317)
Impairment losses on financial assets (net)	(4,076,108)	(23,176)	-	(4,099,284)
Impairment losses on non-financial assets (net)	(77,267)	-	(10)	(77,277)
Other non-financial gains (losses)	15,830	-	-	15,830
OPERATING PROFIT BEFORE TAX	877,525	1,526,455	144,853	2,548,833

Other:
Total assets	243,957,824	50,232,023	-	294,189,847
Loans and advances to customers	106,317,159	28,151,101	-	134,468,260
Customer deposits	117,516,868	37,977,971	-	155,494,839

Additionally, the Bank does not have any customers that individually accounted for 10% or greater of our interest and similar income for 2010, 2009 and 2008.

44. Related party transactions

The parties related to the Bank are deemed to include, in addition to its subsidiaries, associates and jointly controlled entities, the Bank’s key management personnel and the entities over which the key management personnel may exercise significant influence or control.

Following is a detail of the ordinary business transactions performed by the Bank with its related parties on December 31, 2010 and 2009:

a) Key-person management compensation

The Extraordinary Shareholders’ Meeting held on April 27, 2010 approved the compensation proposal for the executives for 2010, with the global amount of R$246,560 thousand, as proposed by the Board of Directors on March 22, 2010. In this total amount, benefits up to R$7,480 thousand and supplementary plans available up to de R$50,000 thousand, are considerate, at the most. The Board of Directors has also approved the global annual compensation amount for the Audit Committee totaling R$3,440 thousand.

i) Long-term benefits

The Santander Brazil as well as Santander Spain, as other subsidiaries of Santander Group, have long-term compensation programs tied to its share's performance, based on the achievement of goals.

ii) Short-term benefits

The following table shows the Board of Directors’, Executive Board’s and Audit Committee compensation:

Thousands of Reais	2010	2009	2008

Fixed compensation	45,078	35,258	16,017
Variable compensation	162,732	121,490	55,421
Other	8,659	6,294	4,335
Total	216,469	163,042	75,773

ii) Contract termination

Employment contracts have an undefined period. The termination of the employment relationship for non-fulfillment of obligations or voluntarily does not entitle executives to any financial compensation.

b) Lending operations

Under current law, it is not granted loans or advances involving:

I - officers, members of board of directors and audit committee as well as their spouses and relatives up to the 2nd degree;

II - individuals or legal entities of Banco Santander, which hold more than 10% of the share capital;

III - Legal entities which hold more than 10% of the share capital, Banco Santander and its subsidiaries;

IV - legal entities which hold more than 10% of the share capital, any of the directors or members of the Board of Directors and Audit Committee or management's own financial institution, as well as their spouses or relatives up to the second degree.

c) Ownership Interest

The table below shows the direct interest (common shares and preferred shares) as of December 31, 2010 and 2009:

	December 31, 2010
Stockholders'	Common Shares (thousands)	Common Shares (%)	Preferred Shares (thousands)	Preferred Shares (%)	Total Shares (thousands)	Total Shares (%)
Grupo Empresarial Santander, S.L. (1)	74,967,225	35.2%	63,531,986	34.1%	138,499,211	34.7%
Sterrebeeck B.V. (1)	99,527,083	46.8%	86,492,330	46.5%	186,019,413	46.6%
Santander Insurance Holding (1)(2)	206,663	0.1%	-	0.0%	206,663	0.1%
Employees	240,934	0.1%	220,512	0.1%	461,446	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Other	37,899,827	17.8%	35,957,557	19.3%	73,857,384	18.5%
Total	212,841,732	100.0%	186,202,385	100.0%	399,044,117	100.0%

(*) None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.
(1) Companies of the Santander Spain Group.
(2) On August, 2010, a F-1 filling took place at CVM and SEC, which reported on the intention of sale of equity interest held by Santander Insurance Holding, SL, in the form of ADRs, in the United States market. Therefore, 4,538,420,040 common shares and 4,125,836,400 preferred shares were converted to compose 82,516,728 Units/ADRs (equivalent to ownership position of 2.17% in Banco Santander). Between the months of August to December 2010, the equity position owned by SIH in the form of ADRs were totally alienated; 77,627,222 in the third quarter and 4,889,506 in the fourth quarter.

	December 31, 2009
Stockholders'	Common Shares (thousands)	Common Shares (%)	Preferred Shares (thousands)	Preferred Shares (%)	Total Shares (thousands)	Total Shares (%)
Grupo Empresarial Santander, S.L. (1)	74,967,225	35.2%	63,531,986	34.1%	138,499,211	34.7%
Sterrebeeck B.V. (1)	99,527,083	46.8%	86,492,330	46.5%	186,019,413	46.6%
Santander Seguros S/A (2)	7,241	0.0%	9,525	0.0%	16,766	0.0%
Santander Insurance Holding (1)	4,745,084	2.2%	4,125,836	2.2%	8,870,920	2.2%
Employees	311,840	0.1%	284,366	0.2%	596,206	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Other	33,283,259	15.7%	31,758,342	17.0%	65,041,601	16.4%
Total	212,841,732	100.0%	186,202,385	100.0%	399,044,117	100.0%

(*) None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.
(1) Companies of the Santander Spain Group.
(2) The Merger of Santander Seguros' shares, mentioned in note 3, led to mutual participation between Banco Santander and Santander Seguros. On May 26, 2010, the Santander Seguros sold the participation in Banco Santander corresponding to 16,767 thousand shares (7,241 thousand ordinary shares and 9,526 thousand preference shares) traded at BM&FBovespa, eliminating the mutual participation between Banco Santander and Santander Seguros.

d) Related-Party Transactions

Transactions among the entities of Banco Santander are carried out under usual market value, rates and terms, and under commutativity condition.

In September 2010 the Board of Directors approved the Policy on Related Party Transactions, to ensure that all transactions are made on politics typified in view the interests of Banco Santander and its shareholders. The policy defines the power to approve certain transactions by the Board of Directors. The rules laid down are also applied to all employees and directors of Banco Santander and its subsidiaries.

The principal transactions and balances are as follows:

Thousands of Reais	2010			2009
	Parent	Joint- controlled companies	Other Related-Party(1)	Parent	Joint- controlled companies	Other Related-Party(1)

Assets
Trading derivatives, net	35,513	-	(125,147)	35,331	-	(84,068)
Banco Santander, S.A. – Spain	35,513	-	-	35,331	-	-
Santander Benelux, S.A., N.V.	-	-	(118,521)	-	-	(66,259)
Abbey National Treasury Services Plc	-	-	(33,076)	-	-	(24,028)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	26,450	-	-	5,739
Others	-	-	-	-	-	480
Loans and amounts due from credit institutions (1)	4,262,254	269,667	277,807	1,288,558	335,526	909
Banco Santander, S.A. – Spain	4,262,254	-	-	1,288,558	-	-
Santander Benelux, S.A., N.V.	-	-	258,261	-	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	263,559	-	-	297,772	-
Companhia de Arrendamento Mercantil RCI Brasil	-	6,108	-	-	37,754	-
Banco Santander Totta, S.A.	-	-	729	-	-	901
Abbey National Treasury Services Plc	-	-	18,817	-	-	-
Others	-	-	-	-	-	8
Other Assets	27,090	795	2,457	115	541	27
Banco Santander, S.A. – Spain	27,090	-	-	115	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	529	-	-	323	-
Companhia de Arrendamento Mercantil RCI Brasil	-	266	-	-	218	-
Santander Overseas Bank, Inc – Puerto Rico	-	-	2,457	-	-	-
Others	-	-	-	-	-	27

Liabilities
Deposits from credit institutions	(2,167,452)	(76,340)	(1,940,158)	(2,741,547)	(15,142)	(546,805)
Banco Santander, S.A. – Spain	(2,167,452)	-	-	(2,741,547)	-	-
Grupo Banesto: Sociedades consolidables	-	-	(75,477)	-	-	(157,283)
Abbey National Beta Investments Limited	-	-	-	-	-	(387,616)
Banco Madesant - Sociedade Unipessoal, S.A.	-	-	(1,857,963)	-	-	-
Banco Santander, S.A. – Uruguay	-	-	(6,538)	-	-	(25)
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	(73,270)	-	-	(12,516)	-
Companhia de Arrendamento Mercantil RCI Brasil	-	(3,070)	-	-	(2,626)	-
Others	-	-	(180)	-	-	(1,881)
Customer deposits	-	-	(375,869)	-	-	(455,733)
ISBAN Brasil S.A.	-	-	(129,500)	-	-	(112,134)
Produban Serviços de Informática S.A.	-	-	(43,439)	-	-	(43,138)
Universia Brasil S.A.	-	-	(3,218)	-	-	-
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(198,236)	-	-	(192,139)
Fundo de Investimento Multimercado Menorca Crédito Privado	-	-	-	-	-	(106,506)
Others	-	-	(1,476)	-	-	(1,816)
Subordinated liabilities	-	-	-	(1,667,219)	-	-
Banco Santander, S.A. – Spain	-	-	-	(1,667,219)	-	-
Other Liabilities - Dividends and Bonuses Payable	-	-	(1,704,884)	-	-	(1,392,079)
Grupo Empresarial Santander, S.L.	-	-	(726,925)	-	-	(570,414)
Santander Insurance Holding, S.L.	-	-	(1,037)	-	-	(81,701)
Sterrebeeck B.V.	-	-	(976,922)	-	-	(739,683)
Produban Serviços de Informática S.A.	-	-	-	-	-	(281)
Other Payables	(6,353)	-	(52,586)	(9,266)	-	(59,922)
Banco Santander, S.A. – Spain	(6,353)	-	-	(9,266)	-	-
Santander Insurance Holding, S.L.	-	-	(52,358)	-	-	(59,922)
ISBAN Brasil S.A.	-	-	(228)	-	-	-

(*) All loans and amounts to related parties were made in our ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectability or present other unfavorable features.
(1) Refers to the Company's subsidiaries (Banco Santander, S.A. - Spain).

Thousands of Reais	2010			2009
	Parent	Joint- controlled companies	Other Related-Party(1)	Parent	Joint- controlled companies	Other Related-Party(1)

Income
Interest and similar income - Loans and amounts due from credit	2,384	39,395	1,029	2,463	40,034	2,487
institutions
Banco Santander, S.A. – Spain	2,384	-	-	2,463	-	-
Abbey National Treasury Services Plc	-	-	1,029	-	-	2,487
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	38,545	-	-	33,674	-
Companhia de Arrendamento Mercantil RCI Brasil	-	850	-	-	6,360	-
Interest expense and similar charges - Customer deposits	-	-	(28,827)	-	-	(39,482)
ISBAN Brasil S.A.	-	-	(9,359)	-	-	(8,112)
Produban Serviços de Informática S.A.	-	-	(2,736)	-	-	(4,820)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(16,166)	-	-	(7,922)
Fundo de Investimento Multimercado Menorca Crédito Privado	-	-	-	-	-	(11,940)
Cia Brasileira de Soluções e Serviços – CBSS	-	-	-	-	-	(5,051)
Others	-	-	(566)	-	-	(1,637)
Interest expense and similar charges - Deposits from credit	(47,134)	(526)	(32,676)	(240,448)	(7,630)	(12,156)
institutions
Banco Santander, S.A. – Spain	(47,134)	-	-	(240,448)	-	-
Santander Overseas Bank, Inc – Puerto Rico	-	-	-	-	-	(9,062)
Abbey National Beta Investments Limited	-	-	(7,415)	-	-	(1,869)
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	(526)	-	-	(1,253)	-
Companhia de Arrendamento Mercantil RCI Brasil	-	-	-	-	(6,377)	-
Banco Madesant - Sociedade Unipessoal, S.A.	-	-	(25,143)	-	-	-
Others	-	-	(118)	-	-	(1,225)
Fee and commission income (expense)	73,975	6,770	9,449	20,963	6,861	13,407
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	6,327	-	-	6,134	-
Banco Santander, S.A. – Spain	73,975	-	-	20,963	-	-
Santander Capitalização	-	-	-	-	-	12,597
Aviación Antares, A.I.E.	-	-	9,449	-	-	-
Others	-	443	-	-	727	810
Gains (losses) on financial assets and liabilities (net)	(44,953)	-	(42,090)	51,758	2	(512,920)
Banco Santander, S.A. – Spain	(44,953)	-	-	51,758	-	-
Santander Benelux, S.A., N.V.	-	-	32,489	-	-	(320,972)
Santander Overseas Bank, Inc – Puerto Rico	-	-	188	-	-	(6,001)
Fundo de Investimento Multimercado Menorca Crédito Privado	-	-	-	-	-	46,022
Fundo de Investimento Multimercado Santillana Cred. Privado	-	-	(86,572)	-	-	(182,833)
Abbey National Treasury Services Plc	-	-	14,763	-	-	(2,836)
Santander Investment Securities Inc.	-	-	-	-	-	(44,757)
Others	-	-	(2,958)	-	2	(1,543)
Administrative expenses and Amortization	-	-	(226,127)	-	-	(211,796)
ISBAN Brasil S.A.	-	-	(50,320)	-	-	(42,061)
Produban Serviços de Informática S.A.	-	-	(108,741)	-	-	(99,548)
ISBAN Chile S.A.	-	-	(5,491)	-	-	(6,675)
Aquanima Brasil Ltda.	-	-	(21,256)	-	-	(22,239)
Ingeniería de Software Bancario, S.L.	-	-	(19,722)	-	-	(20,689)
Produban Servicios Informaticos Generales, S.L.	-	-	(15,868)	-	-	(15,318)
Others	-	-	(4,729)	-	-	(5,266)
Gains on disposal of assets not classified as non-current assets	-	-	-	-	-	2,376,460
held for sale
Santusa Holding, S.L.	-	-	-	-	-	2,376,460

(1) Refers to the Company's subsidiaries (Banco Santander, S.A. - Spain).

45. Risk management

Risk management at the Santander Brazil follow that same principles that are set at the Group level:

• Independence of the risk function with respect to the business. The head of the Bank’s Risk Division, reports directly to the executive committee and the board. The local risk unit keeps its independence with a direct report to the Corporate risk Unit.

• Commitment to supporting the business by contributing, without undermining the preceding principle, to the achievement of commercial objectives whilst safeguarding risk quality. To this end, the risk organizational structure is adapted to the commercial structure so as to encourage cooperation between business and risk managers.

• Collective decisions (even at branch level), which ensure that different opinions are taken into account and avoid situations in which decisions are taken individually.

• Well-established tradition of using internal rating and statistical tools to predict delinquency , internal rating, credit scoring and scoring Behavior, return on risk-adjusted capital (RORAC), value-at-risk (VaR), economic capital, extreme scenario analyses, etc.

• Global approach, achieved by addressing on an integrated basis all the risk factors in all the business units and geographical locations, and using the concept of economic capital as a consistent measure of the risk assumed and as the basis for assessing the management performed.

• Desire to continue to target a medium-low risk profile, emphasizing its low volatility and its predictability, by:

- seeking to achieve a high degree of risk diversification, thus limiting risk concentration on particular customers, groups, sectors, products or geographical locations;

- maintaining a low level of complexity in Markets operations;

- paying ongoing attention to risk monitoring in order to prevent potential portfolio impairment sufficiently in advance.

At Santander Brazil, the risk management and control process has been structured using as reference the framework defined at corporate level and described according to the following phases:

• Adaptation of corporate risk management frameworks and policies that reflect Santander’s risk management principles.

Santander Brazil adopts a series of risk policies and procedures that constitute its regulatory framework, which, taking the form of circulars, frameworks (formerly the Risk Management Policy Manuals) and operating rules, regulates the risk activities and processes.

Within this regulatory framework, the Corporate Risk Management Framework, approved by Senior Management (Risks), regulates the principles and standards governing the general modus operandi of the Santander Brazil´s risk activities, based on the corporate organizational and a management models. One of the main characteristics of this Corporate Risk Management Framework is that it leads to the regulation, through a series of more specific corporate frameworks, of the functions reporting to the Risk Unit.

The organizational model comprises the management map, the risk function and governance, and the regulatory framework itself. The management model contains the basic pillars for risk management, the channels for the planning and setting of targets, the budgeting and risk limit setting process, the control of operations, the framework for risk reporting to senior management and the technological reference model for risk management.

• Identification of risks, through the constant review and monitoring of exposures, the assessment of new products and businesses and the specific analysis of singular transactions;

• Measurement of risks using extensively tested methods and models;

• Preparation and distribution of a complete set of reports that are reviewed daily by the heads at all levels of Santander management.

Implementation of a risk control system which checks, on a daily basis, the degree to which Santander Brazil´s risk profile matches the risk policies approved and the risk limits set. The most noteworthy corporate tools and techniques (abovementioned) already in use in Santander Bank are in different stages of maturity regarding the level of implementation and use in Santander Brazil. For wholesale segment, these technics are quite in line with the corporate level development. For local segments, internal ratings and scorings based models, VaR and market risk scenario analysis and stress testing have been already embbebed in risk management routine while Expected loss, Economic Capital and RORAC have been integrated in risk management.

• Internal ratings- and scorings-based models which, by assessing the various qualitative and quantitative risk components by customer and transaction, make it possible to estimate, firstly, the probability of default and, subsequently, the expected loss, based on LGD estimates.

• Economic capital, as a homogeneous measure of the risk assumed and a basis for the measurement of the management performed.

• RORAC, which is used both as a transaction pricing tool in the whole sale segment, more precisely in global ranking and markets(bottom-up approach) and in the analysis of portfolios and units (top-down approach).

• VaR, which is used for controlling market risk and setting the market risk limits for the various treasury portfolios.

• Scenario analysis and stress testing to supplement market and credit risk analyses in order to assess the impact of alternative scenarios, even on provisions and capital.

Santander Brazil intends to use the internal Models for the calculation of regulatory capital (regulatory) and for this has agreed a timetable with the local supervisor. Santander Brazil has defined a Basel2 governance structure and has assigned for this purpose, the necessary human and technology resources to meet the stringent requirements established by the regulators.

a) Corporate Governance of the Risk Function

The risk committee framework of Santander Brazil is set based on corporate risk standards and are structured by type of business and risk segment.

Brazil Executive Risk Committee (Comitê Executivo de Riscos Brasil) has their level of approvals delegated by the Risk Committee of Banco Santander in Spain and has the following responsibilities:

- Integrate and adapt the risk functions in Santander, the strategy, the arrangements for the risk tolerance level, accordingly to existing corporate standards.

- Approve risk level for individuals and corporate clients, Indicative Letters, Pre-classifications and limits/products for Treasury departments, which may exceed Santander´s Inferior Committees jurisdiction.

- Set references on general themes related to Market Risk, Country Risk, GBM, Corporate, and Credit/ Retail management programs.

- Know and decide over relevant risk matters.

- Know the recommendations periodically made by the regulators, as well as the observations from the Internal and External Audit.

- Supervise the assumed risk levels, for the regulations to be followed.

- Previously validate the proposals which exceed the allowed jurisdictions, for appearance for the Corporative Risk Committees at Santander.

The risk function at Banco Santander is performed through an Executive Risk Unit, which is independent from the business areas from both a hierarchical and a functional standpoint, and reports directly to the President of Santander and the Chief Risk Officer of Santander in Spain.

More details of the structure, methodology and control system related to risk management is described in the report, available on the site www.santander.com.br.

b) Credit Risk

b.1) Introduction to the treatment of credit risk

Santander develops Credit Risk Management policies and strategies with the support of several business departments, which are responsible for guaranteeing the appropriate validation of the systems and internal procedures applied in the credit risk management. These systems and procedures are applied to the identification, measurement, control, and mitigation of exposure to credit risk, by individual transaction or aggregate of similar transactions.

Credit risk is the exposure to loss stemming from the total or partial failure of our customers or counterparties to meet their financial obligations to the Bank. Credit Risk management seeks to provide credit to help in defining strategies, in addition to setting limits, including review of exhibitions and trends as well the effectiveness of credit policy.

The specialization of the Bank’s risk function is based on the type of customer and, accordingly, a distinction is made between individualized customers and standardized customers in the risk management process:

• Individualized customers are defined as those to which a risk analyst has been assigned, basically because of the risk assumed. This category includes wholesale banking customers, financial institutions and certain enterprises belonging to retail banking. Risk management is performed through an analysis supplemented by decision-making support tools based on internal risk assessment models.

• Standardized customers are those which have not been expressly assigned a risk analyst. This category generally includes individuals, individual entrepreneurs, and retail banking enterprises not classified as individualized customers. Management of these risks is based on internal risk assessment and automatic decision-making models, supplemented subsidiarily, when the model is not comprehensive enough or is not sufficiently accurate, by teams of analysts specializing in this type of risk.

Collection of documentation and information necessary for a comprehensive analysis of the risk involved, the identification of the decision-maker, the counterparty, the risk involved in the transactions, the classification of the risk level into different categories, credit granting, periodic assessments of risk levels; these procedures are applied by the Bank to determine the volumes of guarantees and allowances necessary so that lending transactions are conducted according to existing standards and with the necessary security. Policies, systems and procedures used are reassessed annually to ensure they are consistent with the risk management requirements and current market scenarios.

The profile of credit risk assumed by the Bank is characterized by a diversity of clients and the large volume of retail operations. Aspects Macroeconomic and market conditions, as well as sector and geographical concentration, customer profiling, economic prospects are also evaluated and considered in the appropriate measuring of credit risk.

b.2) Measures and measurement tools

Rating tools

Santander has used proprietary internal rating models to measure the credit quality of a given customer or transaction. Each rating relates to a certain probability of default or non-payment, determined on the basis of the Entity’s historical experience, with the exception of certain portfolios classified as “low default portfolios”. Rating/Scores models are used in the Bank’s loan approval and risk monitoring process.

Global rating tools are applied to the sovereign risk, financial institutions and global wholesale banking segments. Management of these segments is centralized at Bank level, for both rating calculation and risk monitoring purposes. These tools assign a rating to each customer, which is obtained from a quantitative or automatic module, based on balance sheet ratios or macroeconomic variables, supplemented by the analyst’s judgment.

For the corporate and individualized institutions segments, it was defined a single methodology for the construction of a rating system in each country, based on the same modules as the above-mentioned ratings: a quantitative or automatic module (analyzing the credit performance of a sample of customers and the correlation with their financial statements), a qualitative or analyst judgment module, and final reviews.

Ratings assigned to customers are reviewed periodically to include any new financial information available and the experience in the banking relationship. The frequency of the reviews is increased in the case of customers that reach certain levels in the automatic warning systems and of customers classified as requiring special monitoring. The rating tools themselves are also reviewed in order to progressively fine-tune the ratings they provide.

For standardized customers, both legal entities and individuals, the Bank has scoring tools that automatically assign a score to the proposed transactions.

These loan approval systems are supplemented by performance rating models. These tools provide enhanced predictability of the risk assumed and are used for preventive and marketing activities.

Credit risk parameters

The estimates of the risk parameters (PD and LGD) should be based on internal experience, i.e. on default observations and on the experience in defaulted loan recoveries.

For low portfolios, such as banks, sovereign risk or global wholesale banking, the parameters are based on CDS market data and with global broadness, using Santander´s world presence.

For the other portfolios, parameter estimates are based on the Bank’s internal experience. In retail portfolios, the internal rating is estimated based on models that use client behavior data and available external bureau information; PDs are then calculated based on default rates, which is defined as 90 days past due.

LGD calculation is based on the observation of the recoveries of defaulted loans, taking into account not only the income and expenses associated with the recovery process, but also the timing thereof and the indirect costs arising from the recovery process.

The estimated parameters are then assigned to performing, i.e. non-defaulted, loans. For low-default portfolios, which are managed globally, the assignment process follows the same patterns in all Santander units.

By contrast, the retail portfolios have specific scoring systems in each of the Bank’s units, which require the development of separate estimates and the assignation of parameters in a particular manner in each case.

Master rating scale

In order to achieve equivalent internal ratings in the different models available –corporate, sovereign risk, financial institutions and other segments– and to make them comparable with the external ratings of rating agencies, the Bank has a so-called master rating scale.

The equivalence is established through the probability of default associated with each rating. Internally calibrated PDs are compared against the default rates associated with the external ratings, which are published periodically by rating agencies.

		Equivalence with
Internal rating	Probability of Default	Standard & Poor’s	Moody’s
9,3	0,017%	AAA	Aaa
9,2	0,018%	AA+	Aa1
9,0	0,022%	AA	Aa2
8,5	0,035%	AA	Aa3
8,0	0,06%	A+	A1
7,5	0,09%	A	A2
7,0	0,14%	A	A3
6,5	0,23%	BBB+	Baa1
6,0	0,36%	BBB	Baa2
5,5	0,57%	BBB	Baa3
5,0	0,92%	BB+	Ba1
4,5	1,46%	BB	Ba2
4,0	2,33%	BB/BB	Ba2/Ba3
3,5	3,71%	BB /B+	Ba3/B1
3,0	5,92%	B+/B	B1/B2
2,5	9,44%	B	B2
2,0	15,05%	B	B3
1,5	24,00%	CCC	Caa1
1,0	38,26%	CC/C	Caa1/Caa2

b.3) Observed loss: measures of cost of credit

To supplement the use of the advanced models described above (see related data in the “Economic Capital” section), other habitual measures are used to facilitate prudent and effective management of credit risk based on observed loss.

The cost of credit risk at the Bank is measured using different approaches: variation in non-performing loans in the recovery process (ending doubtful assets – beginning doubtful assets + assets written off – recovery of assets written off), net credit loss provisions (provisions to specific allowances – recovery of assets written off); and net assets written off (assets written off – recovery of assets written off).

b.4) Credit risk cycle

The risk management process consists of identifying, measuring, analyzing, controlling, negotiating and deciding on, as appropriate, the risks incurred in the Bank’s operations. The parties involved in this process are the risk taking areas, senior management and the risk function.

The process begins at senior management level, through the board of directors and the risk committee, which establishes the risk policies and procedures, and the limits and delegations of powers, and approves and supervises the scope of action of the risk function.

The risk cycle comprises three different phases: pre-sale, sale and post-sale:

• Pre-sale: this phase includes the risk planning and target setting processes, determination of the Bank’s risk appetite, approval of new products, risk analysis and credit rating process, and limit setting.

• Sale: this is the decision-making phase for both pre-classified and specific transactions.

• Post-sale: this phase comprises the risk monitoring, measurement and control processes and the recovery process.

Risk limit planning and setting

Risk limit setting is a dynamic process that identifies the Banco Santander’s risk appetite by assessing business proposals and the attitude to risk. This process is defined in the global risk limit plan, an agreed-upon comprehensive document for the integrated management of the balance sheet and the inherent risks, which establishes risk appetite on the basis of the various factors involved.

The risk limits are founded on two basic structures: customers/segments and products.

For individualized risks, customers represent the most basic level, for which individual limits are established (pre-classification).

For large corporate groups a pre-classification model, based on an economic capital measurement and monitoring system, is used. As regards the corporate segment, a simplified pre-classification model is applied for customers meeting certain requirements (thorough knowledge, rating, and others).

In the case of standardized risks, the risk limits are planned and set using the credit management programs (PGC), a document agreed upon by the business areas and the risk units and approved by the risk committee or its delegated committees, which contains the expected results of transactions in terms of risk and return, as well as the limits applicable to the activity and the related risk management.

Risk analysis and credit rating process

Risk analysis is a pre-requisite for the approval of loans to customers by the Bank. This analysis consists of examining the counterparty’s ability to meet its contractual obligations to the Bank, which involves analyzing the customer’s credit quality, its risk transactions, its solvency and the return to be obtained in view of the risk assumed.

The risk analysis is conducted yearly, at least, and can be held shortly when client profile indicates (through systems with centralized alerts, managers visits to clients or specific credit analysis), or when operations are not covered by pre-classification.

Transaction decision-making

The purpose of the transaction decision-making process is to analyze transactions and adopt resolutions thereon, taking into account the risk appetite and any transaction elements that are important in achieving a balance between risk and return.

The Bank has been using, among others, the RORAC (return on risk-adjusted capital) methodology for the risk analysis and pricing in the decision-making process on transactions and deals.

Risk monitoring and control

In addition to the tasks performed by the Internal Audit Division, the Risk Unit has a specific risk monitoring function for adequate credit quality control, which consists of local and global teams to which specific resources and persons in charge have been assigned.

This monitoring function is based on an ongoing process of permanent observation to enable early detection of any incidents that might arise in the evolution of the risk, the transactions, the customers and their environment, and the adoption of mitigating actions. The risk monitoring function is specialized by customer segment.

For this purpose a system called “special surveillance firms” (FEVE, using the Spanish acronym) has been designed that distinguishes four categories based on the degree of concern raised by the circumstances observed (extinguish, secure, reduce and monitor). The inclusion of a company in the FEVE system does not mean that there has been a default, but rather that it is deemed advisable to adopt a specific policy for this company, to place a person in charge and to set the policy implementation period. Customers classified as FEVE are revised at least every six months, or every three months for those classified in the most severe categories. A company is classified as FEVE as a result of the monitoring process itself, a review performed by Internal Audit, a decision made by the sales manager responsible for that company or the triggering of the automatic warning system.

Assigned ratings are reviewed at least annually, but should any weakness be detected, or depending on the rating itself, more frequent reviews are performed.

For exposures to standardized customers, the key indicators are monitored in order to detect any variance in the performance of the loan portfolio with respect to the forecasts contained in the credit management programs.

b.5) Risk control function

Supplementing the management process, the risk control function obtains a global view of the Bank’s loan portfolio, through the various phases of the risk cycle, with a level of detail sufficient to permit the assessment of the current situation of the risk process, its qualities and any changes therein.

Any changes in the Bank’s risk exposure are controlled on an ongoing and systematic basis against budgets, limits and benchmarks, and the impacts of these changes in certain future situations, both of an exogenous nature and those arising from strategic decisions, are assessed in order to establish measures that place the profile and amount of the loss portfolio within the parameters set by the Bank.

The risk control function is performed by assessing risks from various complementary perspectives, the main pillars being control by geographical location, business area, management model, product and process, thus facilitating the detection of specific areas warranting action and for which decisions have to be taken.

b.5.1) Credit recovery

The Credit Recovery department works in the credit collection and recovery of Bank Santander clients. The strategies and channels of operation are defined according to the days past due and the amounts in arrears, resulting in a Map of Responsibilities. In the early days of delinquency, is adopted a more enhanced recovery model, with specific strategies, with a closer internal monitoring. Call centers, negativation in the organs of credit protection (credit bureaus), letters of collection and collection through the branches network are used during this phase, in order to recover the loan and maintain customer relationship. In cases with arrears exceeding 60 days past due and higher values, come into play internal teams specialized in restructuring and credit recovery with direct management of delinquent customers. Lower values or more severe delays have the recovery carried out through third party collection administrative (friendly) or judicial, according to internal criteria, which are paid according to success in the recovery of amounts in arrears.

Tools are used, such as behavioral score, to study the performance of collecting certain groups, in an attempt to reduce costs and increase recoveries. These models attempt to measure the customers probability of payment adjusting collection efforts, so that customers with low probability of recovery will receive more intense recovery actions. In cases of higher probability of payment, the focus is given on maintaining a healthy relationship with these customers. All customers, with overdue amounts or restructured credits, have internal restrictions.

Sales of portfolios of defaulted loans, with a focus on operations in write-off status, are also held periodically through an auction process, in which are assessed conditions and characteristics of operations for its evaluation, without retention of risk.

b.6) Credit risk from other standpoints

Certain areas and/or specific views of credit risk deserve specialist attention, complementary to global risk management.

Concentration risk

Concentration risk is an essential factor in the area of credit risk management. The Bank constantly monitors the degree of concentration of its credit risk portfolios, by geographical area/country, economic sector, product and customer group.

The risk committee establishes the risk policies and reviews the exposure limits required to ensure adequate management of credit risk portfolio concentration.

From the sectorial standpoint, the distribution of the corporate portfolio is adequately diversified.

The Bank’s Risk Division works closely with the Finance Division in the active management of credit portfolios, which includes reducing the concentration of exposures through several techniques, such as the arrangement of credit derivatives for hedging purposes or the performance of securitization transactions, in order to optimize the risk/return ratio of the total portfolio.

Credit risk from financial market operations

This heading includes the credit risk arising in treasury operations with customers, mainly credit institutions. These operations are performed both via money market financing products with different financial institutions and via derivative instruments arranged for the purpose of serving our customers.

Risk control is performed using an integrated, real-time system that enables the Bank to know at any time the unused exposure limit with respect to any counterparty, any product and maturity and at any Bank unit.

Credit risk is measured at its current market value and its potential value (exposure value considering the future variation in the underlying market factors). Therefore, the credit risk equivalent (CRE) is defined as the sum of net replacement value plus the maximum potential value of the contracts in the future.

Environmental risk

We have implemented an environmental and social risk management system for the integrated bank in the Wholesale segment. Under this system, borrowers are screened for environmental and social concerns, such as contaminated land, deforestation, labor violations and other major environmental and social issues for which there are potential penalties. In 2010, we screened approximately 1,500 corporate customers, including about 20 major new projects, for these types of risks. A specialized team with background in biology, geology, environmental engineering and chemistry monitors our corporate customers’ environmental practices, and a team of financial analysts studies the likelihood of damages that unfavorable environmental conditions may cause to our customers’ financial condition and collateral, among other effects. Our monitoring activity focuses on preserving our capital and our reputation in the market. We constantly train our credit and commercial areas about how apply environmental and social risk standards in corporate credit approval process.

b.7) Variations in main aggregates in 2010

Santander combined its best practices on credit risk management with those from Banco Real during 2010, strengthening its commitment of credit growth based on prudence and market knowledge. As a result, the decision making process on credit allowance (for some levels), was decentralized in this year, improving the branches autonomy. In addition, a new team was built to focus on management systems and structures, administrating the allowances process, and assuring the best deals for the bank.

Having a strong and consolidated structure, Santander obtained the results from actions adopted in order to manage the 2009 international financial crisis – which lowered liquidity and increased volatility. Along with the Brazilian good economic scenario, Santander credit portfolio increased on all Retail business, and by the end of 2010 these portfolios accounted for 57% of all credit assets.

Focusing on increasing credit portfolio and lowering default rates, the adopted initiatives were to be important to strengthen the credit recovery business in an effective and consistent way, which can be observed on the excellent results since the second quarter of 2010. Hence Santander reverted the default rate trend on the beginning of 2010, and reached figures at the same level of its peers, confirming the portfolio projection of growing with quality, with a continuous and rapid trend.

Further, the branch opening process was also important to increase the Santander´s client base and assist entrance in to new markets. Currently the bank is capable of capturing the best opportunities and guarantee protection of its business in a solid and efficient way.

The following table shows the key indicators of credit risk in 2010 and 2009.

Credit Risk Exposure Customers (*) (Thousands of Reais)						Specific Credit Loss Provisions, Net of RAWO (**) (Thousands of Reais)
		Non-Performing Loans Ratio (%)		Impairment Coverage Ratio (%)				Cost of Credit (% of Risk)
2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
183.121.435	159.465.631	5,82%	7,15%	98,32%	101,72%	9.191.762	10.070.479	4,86%	6,24%

(1) Data prepared on the basis of management criteria.
(*)Includes gross loans and advances to customers, guarantees and documentary credits.
(**) RAWO = Recoveries of Assets Written Off.

c) Market Risk

Market risk is the exposure to risks such as interest rates, exchange rates, prices of goods, prices in the stock market and others according to the type of product, volume of operations, term and conditions of the agreement and underlying volatility.

Santander operates according to global policies, within the Group’s risk tolerance level, aligned with the objectives in Brazil and in the world.

With this purpose, it has developed its own Risk Management model, according to the following principles:

- Functional independence;

- Executive capacity sustained by knowledge and proximity with the client;

- Global and far-reaching of the function (different types of risk);

- Collective decision-making, which evaluate a variety of possible scenarios and do not compromise the results with individual decision, including Brazil Executive Risk Committee (Comitê Executivo de Riscos Brasil), which delimits and approves the operations and the Asset and Liabilities Committee, which responds for the capital management and structural risks, including country-risk, liquidity and interest rates.

- Management and improvement of the equation risk/return; and

- Advanced methodologies for risk management, such as Value at Risk – VaR (historical simulation of 521 days with a confidence level of 99¨and time horizon of one day), scenarios, financial margin sensibility, book value and contingency plan.

The Market Risks structure is part of the Vice Presidency of Credit and Market Risks, an independent area that aligns risk policies taking into consideration the guidelines of the Board of Directors and the Risks Division of Santander in Spain.

c.1) Activities subject to market risk

The measurement, control and monitoring of the market risk area comprises all operations in which net worth risk is assumed. This risk arises from changes in the risk factors –interest rate, exchange rate, equities, commodity prices and the volatility thereof– and from the solvency and liquidity risk of the various products and markets in which the Bank operates.

The activities are segmented by risk type as follows:

- Trading: this item includes financial services for customers, trading operations and positioning mainly in fixed-income, equity and foreign currency products.

- Balance sheet management: A risk management assessment aims to give stability to interest income from the commercial and economic value of the Bank, maintaining adequate levels of liquidity and solvency. The risk is measured by the balance sheet exposure to movements in interest rates and level of liquidity.

- Structural risks:

i. Structural foreign currency risk/hedges of results: foreign currency risk arising from the currency in which investments in consolidable and non-consolidable companies are made (structural exchange rate). This item also includes the positions taken to hedge the foreign currency risk on future results generated in currencies other than the Real (hedges of results).

ii. Structural equities risk: this item includes equity investments in non-consolidated financial and non-financial companies that give rise to equities risk.

The Treasury area is responsible for managing the positions taken in the trading activity.

The Financial Management area is responsible for managing the balance sheet management risk and structural risks centrally through the application of uniform methodologies adapted to the situation of each market in which the Bank operates. Thus, in the convertible currencies area, Financial Management directly manages the Parent's risks and coordinates the management of the other units operating in these currencies. Decisions affecting the management of these risks are taken through the ALCO committees in the respective countries and, ultimately, by the Parent's markets committee.

The aim pursued by Financial Management is to ensure the stability and recurring nature of both the net interest margin of the commercial activity and the Bank’s economic value, whilst maintaining adequate liquidity and solvency levels.

Each of these activities is measured and analyzed using different tools in order to reflect their risk profiles as accurately as possible.

c.2) Methodologies Trading

The Bank calculates trading market risk capital requirement using a standard model provided by Bacen.

The standard methodology applied to trading activities by the Santander Bank in 2010 was value at risk (VaR), which measures the maximum expected loss with a given confidence level and time horizon. This methodology was based on a standard historical simulation with a 99% confidence level and a one-day time horizon. Statistical adjustments were made to enable the swift and efficient incorporation of the most recent events that condition the level of risk assumed.

Specifically, the Bank uses a time window of two years or 521 daily data obtained retrospectively from the reference date of the VaR calculation. Two figures are calculated each day, one by applying an exponential decline factor which gives a lesser weighting to more distant observations in time, and another with uniform weightings for all observations. The VaR reported is the higher of these two figures.

VaR is not the only measure. It is used because it is easy to calculate and because it provides a good reference of the level of risk incurred by the Bank. However, other measures are simultaneously being implemented to enable the Bank to exercise greater risk control in all the markets in which it operates.

One of these measures is scenario analysis, which consists of defining behavior scenarios for various financial variables and determining the impact on results of applying them to the Bank’s activities. These scenarios can replicate past events (such as crises) or, conversely, determine plausible scenarios that are unrelated to past events. A minimum of three types of scenarios are defined (plausible, severe and extreme) which, together with VaR, make it possible to obtain a much more complete spectrum of the risk profile.

The positions are monitored daily through an exhaustive control of changes in the portfolios, the aim being to detect possible incidents and correct them immediately. The daily preparation of an income statement is an excellent risk indicator, insofar as it allows us to observe and detect the impact of changes in financial variables on the portfolios.

Lastly, due to their atypical nature, derivatives and credit trading management (actively traded credit – Trading Book) activities are controlled by assessing specific measures on a daily basis. In the case of derivatives, these measures are sensitivities to fluctuations in the price of the underlying (delta and gamma), in volatility (vega) and in time (theta). For credit trading management activities, the measures controlled include sensitivity to spread, jump-to-default and position concentrations by rating level.

With respect to the credit risk inherent in the trading portfolios (Credit Trading portfolios), and in keeping with the recommendations made by the Basel Committee of Banking Supervision, an additional measure has been introduced, the Incremental Default Risk (IDR), in order to cover the default risk which is not properly captured in the VaR, through the variation of the related market prices of credit spreads. The instruments affected are basically fixed-income bonds, , derivatives on bonds (forwards, options, etc.) and credit derivatives (credit default swaps, asset-backed securities, etc.). The method used to calculate the IDR, is defined globally at Group level.

c.3) Balance-sheet management

Interest rate risk

The Bank analyses the sensitivity of the net interest margin and market value of equity to changes in interest rates. This sensitivity arises from maturity and interest rate repricing gaps in the various balance sheet items.

On the basis of the balance-sheet interest rate position, and considering the market situation and outlook, the necessary financial measures are adopted to align this position with that desired by the Bank. These measures can range from the taking of positions on markets to the definition of the interest rate features of commercial products.

The measures used by the Bank to control interest rate risk in these activities are the interest rate gap, the sensitivity of net interest margin (NIM) and market value of equity (MVE) to changes in interest rates, the duration of capital, value at risk (VaR) and scenario analysis.

Interest rate gap of assets and liabilities

The interest rate gap analysis focuses on the mismatches between the interest reset periods of on-balance-sheet assets and liabilities and of off-balance-sheet items. This analysis facilitates a basic snapshot of the balance sheet structure and enables concentrations of interest rate risk in the various maturities to be detected. Additionally, it is a useful tool for estimating the possible impact of potential changes in interest rates on the entity's net interest margin and market value of equity.

The flows of all the on- and off-balance-sheet aggregates must be broken down and placed at the point of repricing or maturity. The duration and sensitivity of aggregates that do not have a contractual maturity date are analyzed and estimated using an internal model.

Net interest margin (NIM) sensitivity

The sensitivity of the net interest margin measures the change in the expected accruals for a specific period (12 months) given a shift in the interest rate curve.

The sensitivity of the net interest margin is calculated by simulating the margin both for a scenario of changes in the interest rate curve and for the current scenario, the sensitivity being the difference between the two margins so calculated.

Market value of equity (MVE) sensitivity

The sensitivity of the market value of equity is a complementary measure to the sensitivity of the net interest margin.

This sensitivity measures the interest rate risk implicit in the market value of equity based on the effect of changes in interest rates on the present values of financial assets and liabilities.

d) Value at risk (VaR)

The value at risk for balance sheet aggregates and investment portfolios is calculated by applying the same standard as that used for trading: historical simulation with a confidence interval of 99% and a one-day time horizon. Statistical adjustments were made to enable the swift and efficient incorporation of the most recent events that condition the level of risk assumed.

c.4) Liquidity risk

Liquidity risk is associated with the Bank’s ability to finance its commitments at reasonable market prices and to carry out its business plans with stable sources of funding. The Bank permanently monitors maximum gap profiles.

The measures used to control liquidity risk in balance sheet management are the liquidity gap, liquidity ratios, stress scenarios and contingency plans.

Liquidity gap

The liquidity gap determines the inflow and outflow of funds for assets, liabilities and off-balance sheet accounts at a given time horizon, making it possible to analyze mismatches between the Bank's expected inflow and outflow of funds.

A liquidity gap may be prepared and analyzed as divided into local currency liquidity gap and foreign currency liquidity gap, under which cash and cash equivalents, inflows and outflows and strategies are segregated into local and foreign currency, respectively.

The Bank prepares three types of Liquidity Gap analyses:

1 - Contractual liquidity gap

The Contractual Liquidity Gap determines the contractual maturity flows of the Bank’s major products on a consolidated basis, and any existing mismatches. It also informs the available liquidity in one day and the consumption of or increase in liquidity in the period.

2 - Operational liquidity gap

Daily cash monitoring and management considering the market situation, maturities and renewal of assets and liabilities, liquidity requirement and specific events.

3 - Projected liquidity gap

Based on the Contractual Liquidity Gap, new maturity flows are projected considering the Bank’s budget plan.

Liquidity ratios

In addition to the Liquidity Gap analysis, a Structure Liquidity model is also prepared to assess the structure profile of the sources and uses of the Bank’s funds, which includes Liquidity Ratio studies.

The key Liquidity Ratios analyzed are as follows:

• Deposits / Lending operations – measures the Institution’s ability to finance lending operations with more stable and lower-cost funding.

• Stable Liabilities / Permanent Assets – measures the ration between Capital + Other Stable Liabilities and Investments + Other Permanent Assets.

• Market Funding / Total Assets – measures the percentage of the Group’s assets financed with less stable and higher-cost funding.

• Short-term market funding / Market Funding – measures the percentage of probable liquidity loss (less than 90 days) on total less stable funding.

• Net Assets / Short-term Market Funding – measures the commitment ratio of highly-liquid assets and probable liquidity loss(less than 90 days).

Scenario analysis / Contingency plan

Liquidity management requires an analysis of financial scenarios where possible liquidity issues are evaluated. For this, crisis scenarios are built and then studied. The model used for this analysis is the Liquidity Stress Test.

The Liquidity Stress Test assesses the institution’s financial structure and ability to resist and respond to the most extreme situations.

The purpose of the Liquidity Stress Test is to simulate adverse market conditions, making it possible assess impacts on the institution’s liquidity and payment ability, so as to take preventive actions or avoid positions that may adversely affect liquidity in worst-case scenarios.

Scenarios are determined based on an analysis of the market commitment during prior crises and future estimates. Four scenarios with different intensity levels are prepared.

Based on an analysis of the stress models, the Minimum Liquidity concept was determined, which is the minimum liquidity required to support the liquidity losses of up to 90% for 90 days in all crisis scenarios simulated.

Based on the results obtained through the Liquidity Stress Test, the Bank prepares its Liquidity Contingency Plan, which is a formal combination of preventive and corrective actions to be taken in liquidity crisis scenarios.

The Liquidity Contingency Plan is primarily intended to the following:

• Crisis identification – the preparation of a Liquidity Contingency Plan requires the determination in advance of a measurable parameter determining the institution’s liquidity condition and structure. This parameter is the Liquidity Minimum Limit determined by the Liquidity Stress Test. When this limit is exceeded, there is a liquidity crisis environment, and thus, the Contingency Plan is used.

• Internal Communication – after the crisis is identified, it is necessary to establish clear communication channels to mitigate the problems raised. People held accountable for taking these contingency actions should be notified of the extent of the contingency and measures to be taken.

• Corrective actions – Actions intended to actually generate the funds required to solve or mitigate the effects of crisis, as follows:

- Assess the type and severity of the crisis;

- Identify the most impacted segment;

- Put in practice the measures planned to generate funds, considering the required amount and cost of the additional resource, either financial or image cost.

ALCO reviews and approves stress models, Minimum Liquidity and Contingency Plan on a semi-annual basis.

If adverse market conditions occur, ALCO may review and approve new models, Minimum Liquidity and Contingency Plan on a need basis.

c.5) Structural foreign currency risk / Hedges of results / Structural equities risk

These activities are monitored by measuring positions, VaR and results.

c.5.1) Complementary measures Calibration and test measures

Back-testing consists of performing a comparative analysis between VaR estimates and daily “clean” results (profit or loss on the portfolios at the end of the preceding day valued at following-day prices). The aim of these tests is to verify and provide a measure of the accuracy of the models used to calculate VaR.

Back-testing analyses performed at the Santander Bank comply, at the very least, with the BIS recommendations regarding the verification of the internal systems used to measure and manage financial risks. Additionally, the Santander Bank also conducts hypothesis tests: excess tests, normality tests, Spearman’s rank correlation, average excess measures, etc.

The assessment models are regularly calibrated and tested by a specialized unit.

c.6) Control system

Limit setting

The limit setting process is performed together with the budgeting activity and is the tool used to establish the assets and liabilities available to each business activity. Limit setting is a dynamic process that responds to the level of risk considered acceptable by senior management.

The limits structure requires a process to be performed that pursues, inter alia, the following objectives:

1. To identify and delimit, in an efficient and comprehensive manner, the main types of financial risk incurred, so that they are consistent with business management and the defined strategy.

2. To quantify and communicate to the business areas the risk levels and profile deemed acceptable by senior management so as to avoid undesired risks.

3. To give flexibility to the business areas for the efficient and timely assumption of financial risks, depending on market changes, and for the implementation of the business strategies, provided that the acceptable levels of risk are not exceeded.

4. To allow business makers to assume risks which, although prudent, are sufficient to obtain the budgeted results.

5. To delimit the range of products and underlyings with which each Treasury unit can operate, taking into account features such as assessment model and systems, liquidity of the instruments involved, etc.

c.7) Risks and results in 2010

Trading

The average VaR of the Bank’s trading portfolio in 2010 at R$27.19 million and R$38.0 million for 2009. The dynamic management of this profile enables the Bank to change its strategy in order to capitalize on the opportunities offered by an environment of uncertainty.

c.7.1) Balance sheet management (1)

Interest rate risk

Convertible currencies

At 2010 year-end, the sensitivity of the net interest margin at one year to parallel increases of 100 basis points applied to Banco Santander portfolios was concentrated on the BRL interest rate curve was negative by R$254.50 million.

Also at 2010 year-end, the sensitivity market value of equity to parallel increases of 100 basis points applied to the Banco Santander in the BRL interest rate curve was negative by R$1,248.88 million.

Quantitative risk analysis

The interest rate risk in balance sheet management portfolios, measured in terms of sensitivity of the net interest margin (NIM) at one year to a parallel increase of 100 b.p. in the interest rate curve, of the Banco Santander evolved in the fourth quarter of 2010, with the new strategies for 2011, reaching a maximum of R$254,50 million in December. The sensitivity of value evolved from the fourth quarter in conjunction with the growth of the balance sheet, set up by the strategy for 2011, reaching in December R$ 1.248,88 million.

MM BRL
Dec/10
Sensibilitys
Net Interest Margin	254.50
Market Value of Equity	1,248.88
Value at Risk - Balance
VaR	308.88

(1) Includes the balance sheet total, except for the financial assets and liabilities held for trading.

Structural liquidity management

Structural liquidity management seeks to finance the Bank’s recurring business with optimal maturity and cost conditions, avoiding the need to assume undesired liquidity risks.

The main features of the structural liquidity management in 2010 were as follows:

• Ample structural liquidity position. Since Santander is basically a commercial bank, customer deposits constitute the main source of liquidity in its financing structure. These deposits, combined with capital and other similar instruments, enable the Bank to cover most of its liquidity requirements and, as a result, the financing raised in wholesale markets is moderate with respect to the size of its balance sheet.

• In Brazil, the legal reserve requirement takes a considerable part of the funding.

• Obtainment of liquidity through diversification in instruments. Additionally, subordinated and senior debts have an overall long maturity.

• The local balance sheet should be self-funded.

• Based on stress test results, a minimum liquidity buffer is maintained.

• Santander reliance in international funding is not considerable.

• The aim is that hard currency related activities be funded with third parties hard currency funding.

• Though, given that potential disruptions in this market, Banco Santander has mechanisms to use the local liquidity in order to support hard currency activities.

• High capacity to obtain on-balance-sheet liquidity. Government bond positions are held for liquidity management purposes.

• The Bank performs control and management functions, which involves planning its funding requirements, structuring the sources of financing to achieve optimum diversification in terms of maturities and instruments, and defining contingency plans.

In practice, the liquidity management performed by the Bank consists of the following:

• Each year, a liquidity plan is prepared on the basis of the financing needs arising from the budgets of each business. Based on these liquidity requirements and taking into account certain prudential limits on the obtainment of short-term market financing, the Bank establishes an issue and securitization plan for the year.

• Throughout the year the Bank periodically monitors the actual changes in financing requirements and updates this plan accordingly.

• Control and analysis of liquidity risk. The primary objective is to guarantee that the Bank has sufficient liquidity to meet its short- and long-term financing requirements in normal market situations. To this end, the Bank employs certain balance-sheet control measures, such as the liquidity gap and liquidity ratios.

Simultaneously, various scenario (or stress-scenario) analyses are conducted which consider the additional requirements that could arise if certain extreme but plausible events occur. The aim pursued is to cover a broad spectrum of situations that are more or less likely to affect the Bank, thus enabling it to prepare the related contingency plans.

c.8) Trading book sensitivity analysis

From a local regulatory point of view, Banco Santander’s trading risk management is focused on portfolios and risk factors pursuant to the requirements of regulators and good international practices.

As in the management of market risk exposure, financial instruments are segregated into trading and banking portfolios according to the best market practices and the transaction classification and capital management criteria of the Basel II New Standardized Approach of Bacen. The trading portfolio consists of all transactions with financial instruments and products, including derivatives, held for trading, and the banking portfolio consists of core business transactions arising from the different Banco Santander business lines and their possible hedges. Accordingly, based on the nature of the Banco Santander’s activities, the sensitivity analysis was presented for trading and banking portfolios.

The table below summarizes the stress values generated by the Bank’s corporate systems, related to the trading portfolio, for each one of the portfolio scenarios as of the dates specified on each table and does not necessarily reflect the current position, in view of the market dynamics and the Bank’s activities.

Trading portfolio
	2010			2009
Risk Factor	Scenario 1	Scenario 2	Scenario 3	Scenario 1	Scenario 2	Scenario 3
Coupon - US Dollar	34,220	102,726	274,161	4,727	36,066	169,130
Coupon - Other Currencies	(3,184)	(31,842)	(159,212)	(4,025)	(40,251)	(201,256)
Fixed Interest Rate - Reais	(351)	(3,505)	(17,525)	(3,640)	(36,401)	(182,006)
Shares and Indices	(19,422)	(48,555)	(97,109)	(565)	(1,411)	(2,823)
Inflation	(3,536)	(35,358)	(176,789)	465	4,654	23,272
Others	-	-	-	(2)	(23)	(114)
Total (1)	7,727	(16,534)	(176,474)	(3,040)	(37,366)	(193,797)

(1) Amounts net of taxes.

Portfolio Banking
			2010			2009
Risk Factor	Scenario 1	Scenario 2	Scenario 3	Scenario 1	Scenario 2	Scenario 3
Coupon - US Dollar	(921)	(9,212)	(46,058)	(1,935)	(19,352)	(96,761)
TR and Long-term Interest Rate (TJLP)	(1,533)	(15,329)	(76,647)	(7,746)	(77,459)	(387,295)
Fixed Interest Rate - Reais	(25,599)	(255,992)	(1,279,959)	(8,904)	(89,039)	(445,197)
Inflation	(1,779)	(17,785)	(88,926)	(3,457)	(34,572)	(172,862)
Total (1) (2)	(29,832)	(298,318)	(1,491,590)	(22,042)	(220,422)	(1,102,115)

(1) Capital market value was calculated with 1.5 year maturity.
(2) Amounts net of taxes.

Scenarios 2 and 3 above consider the deterioration situations considered as of low probability. According to the strategy defined by Management, if signs of deterioration are detected, actions are taken to minimize possible negative impacts.

Scenario 1: usually reported in our daily reports and corresponds to an upward shock of 10 basis points on the local and foreign currencies coupon curves, plus a shock of 10% on the currency rates (upwards) and stock market (downwards) spot prices, and an upward shock of ten basis points on the volatility surface of currencies used to price options.

Scenario 2: corresponds to an upward shock of 100 basis points on the local and foreign currency coupon curves, plus a shock of 25% on the currency rates (upwards) and stock market (downwards) spot prices, and an upward shock of 100 base points on the volatility surface of currencies used to price options.

Scenario 3: corresponds to an upward shock of 500 basis points on the local and foreign currency coupon curves, plus a shock of 50% on the currency rates (upwards) and stock market (downwards) spot prices, and an upward shock of 500 basis points on the volatility surface of currencies used to price options.

IR USD: all products with price changes tied to changes in the US currency and the US dollar interest rate.

IR Other Currency: all products with price changes tied to changes in any currency other than the US dollar and the US dollar interest rate.

Fixed rate (BRL): in Brazilian reais: all products with price changes tied to changes in interest rate in Brazilian reais.

Equities and indices: stock market indices, shares and options tied to share indices or the shares themselves.

Inflation: all products with price changes tied to changes in inflation coupons and inflation indices.

Other: any other product that does not fit in the classifications above.

d) Operational Risks Technological Business Continuity, Internal Controls and Sarbanes-Oxley Law Management

Banco Santander´s corporative areas, responsible for Technologic and Operational Risk Management and Internal Controls - SOX, are subject to different vice presidents, with structure, procedure, methodologies, tools and specific internal model guarantying through, managerial models, an adequate identification, capture, assessment, control, monitoring, mitigation and loss events reduction. In addition, management and prevention of operational, technological and business continuity plan risks, besides the improvement of the internal control model, satisfies the determinations of regulators, New Basel Accord - BIS II, and Sarbanes-Oxley requirements. Banco Santander also complies with the guidelines set out by Banco Santander Spain, which are based on the COSO - Committee of Sponsoring Organizations of the Treadway Commission –Enterprise Risk Management – Integrated Framework.

The procedures developed and adopted are intended to put and maintain Banco Santander among the financial institutions recognized as the entities with the best practices for the management of operational risks, contributing to continuously improve the reputation, soundness and reliability in the local and international markets.

Senior management is an acting party, aligned with the function’s mission, by recognizing, participating and sharing responsibility for the continuous improvement of this culture and framework of the technologic and operational risk management risk and the internal control system, in order to ensure the fulfillment of defined objectives and goals, as well as the security and quality of the products and services provided.

The Board of Directors of Banco Santander opted for the Alternative Standardized Approach (ASA) to calculate the regulatory capital ratio required for operational risk.

To comply with 2009 Sarbanes-Oxley section 404 requirements, an environmental and internal control efficiency revision has been conducted and completed in February 2010, and no material issues were identified. For 2010, the certification process will be completed by February, 2011.

d.1) Operational and Technological Risks Department

The Operational and Technological Risks Department is responsible for implementing best practices for the management and control of operational risks, technological risks and business continuity. The department assists managerial and operational staff in meeting their strategic objectives, strengthening the robustness of the decision-making process, optimizing execution of daily activities, in addition to complying with regulatory obligations. Overall, the joint effort results in maintaining the Bank’s soundness, reliability and reputation.

The foundations of the operational and technological risk management and control model combine two approaches: centralized and decentralized.

Centralized Approach

As per the centralized approach, the Operational and Technological Risks Department is responsible for the control of operational and technological risks. Departmental responsibilities include: identify, assess, capture, monitor, control, analyze, consolidate, model and assist in mitigating not only relevant operational risks but also loss events resulting from operational and technological risks. The scope of the Department’s responsibility comprises organizational units, processes and entities belonging to the Santander Brazil.

Decentralized Approach

As per the decentralized approach, each individual organizational unit along with the corresponding managers is responsible for operational and technological risk management. Internal Control and Operational Risk Agents in conjunction with the Operational and Technological Risks Department provide support through policies, methodologies and tools.

The Santander Brazil strives to integrate and consolidate best practices for operational risk management and control. In conjunction with the centralized and decentralized management approaches, the Bank adopts complementary approaches. Such additional practices are based on qualitative and quantitative elements, technological risk management and control, and business continuity management.

d.2) Qualitative and Quantitative Approaches

The objective of the qualitative approach is to identify and mitigate the materialization of operational risk. Moreover, through qualitative analysis, risk profiles are determined for departments, processes and products. The goal is to strengthen the internal control environment and monitor corporate key risk indicators.

The quantitative and qualitative approaches correlate. The quantitative approach aids in detecting, remedying and mitigating operational risk. In addition, quantitative techniques provide tools for analysis and decision-making whether strategic or operational.

The main methodological tools for the qualitative and quantitative approaches are as follows:

• Operational and technological risk tools

• Operational and technological risk matrix for processes and new products

• Self-assessment questionnaires

• Internal historical database for operational risk events and losses

• Projecting forecasts and monitoring limits for operational risk losses

• Analysis and treatment of operational risk failures and events, including corrective action plans

• Key risk indicators for operational risks

By combining the qualitative and quantitative approaches, the Bank optimizes operational, technological and business continuity risk management. Consequently, this reflects on economic and regulatory capital requirements.

d.3) Technological Risk Management and Control

With regards to technological risks, the responsibility is to assist managers in identifying and evaluating risks and the respective internal controls as they specifically pertain to information technology (IT) processes and activities. The scope of activities comprises defining methodologies, tools and systems for corporate technological risk management in addition to coordinating efforts with IT managers to prevent and reduce the frequency and severity of technological risk events.

d.4) Business Continuity Risk Management and Control

With regards to business continuity management, the responsibility is to coordinate and control the implementation, maintenance and upkeep of the methodology as it pertains to the Santander Brazil. Key elements of the methodology are:

• Business Impact Analysis

• Business Continuity Plan: Development and Simulation

• Crisis Response Group

d.5) Scope and Sustainability

By acting in an ethical and professional manner, risk management and control result in important achievements that contribute to the continuity of the Institution and its sustainable development. Accomplishments include:

• Improved operational efficiency, productivity enhancements, optimized economic and regulatory capital allocations.

• Strengthening the Bank’s reputation and improving the stakeholders’ risk versus reward relationship.

• Timely compliance with new regulatory requirements.

• Preserve the quality and reliability of the product and service offering

• Timely correction of vulnerabilities identified in processes.

• Timely follow-up and compliance with specific regulatory requests.

• Acculturation of risk management awareness and accountability.

• Develop and deliver both on-line and face-to-face training programs.

• Create awareness of operational risk management and control through internal communication channels.

This framework allows the Bank to continuously improve its methodologies and to embed a cultural awareness throughout the Organization with respect to the responsibility for managing and controlling operational risk.

d.6) Differential

In line with the rest of the Bank, the Operational Risk Unit maintains its staff professionally up-to-date and trained to face a changing business environment. Moreover, the Unit offers both Intranet and face-to-face training programs to other staff members throughout the Bank.

Noteworthy accomplishments include:

• Annual Operational and Technological Risk Prevention and Control Week.

• Integration program for new employees, consisting of lectures that focus on each individual’s responsibility within the context of operational risk management.

• Training on how to assess the internal control environment.

• Elaborate, publish and maintain policy manuals that reinforce cultural awareness and employee involvement in operational risk management practices.

• Coordinate the annual operational risk loss forecast, identify action plan initiatives to reduce losses and improve accountability.

• Develop key risk indicators to obtain data for absolute and comparative analysis based on volumes and benchmarks.

• Interact with other units throughout the Bank and elect representatives within the most risk-prone areas including Information Technology.

d.7) Outlook

Based upon the framework, methodologies, and modus operandi that are in place, the Santander Brazil aims to strengthen its position both locally and internationally. As such, the Bank strives to consolidate its strategy and remain in the forefront of operational, technological and business continuity risk management and control. Further substantiating this claim is the implementation of not only an efficient and effective internal control environment but also a risk exposure identification process.

Key accomplishments and additional information, such as the establishment of the Operational Risk Executive Committee, which can be found at. www.ri.santander.com.br.

Internal Controls area and Sarbanes-Oxley (Sox) Law

The Bank implemented the Internal Controls SOX area to constantly fortify, improve and monitor the Internal Control environment. To reach this objective, implemented a Internal Control Model – MCI that aims to mitigate risks on the preparation and disclosure of the financial statements risk mitigation.

It is a corporative area responsible for the Internal Controls Model - SOX (MCI) implementation and maintenance. This consolidated model has information registered in a database, named “System SOX”, that allows access only by authorized responsible managers and other users, also auditors, via local Intranet or electronic address access.

The system provides support to senior management to perform the Internal Control Model management, beyond documenting sub processes, risks and related controls. It also allows the control activities, sub processes, processes, activities and sub-groups certification by the responsible managers, that provides comfort / support for the Chief Executive Officer and Executive Vice President to certify the financial statements.

The methodology applied in Santander establishes a periodic internal controls environmental evaluation, with the objective of:

- Obtain, from the established and performed control activities tests registered in the Internal Control Model, a reasonable design and effectiveness’s assurance;

- Assure that control activities are operating in a appropriate manner, for all transactions and during all accounting year;

- Obtain information to support corrective action plans aiming at to remediate internal controls deficiencies; and

- Develop a sustainable test program to support periodic Santander´s management evaluations.

Internal Controls Sox area attributions

Contribution to reinforce the Internal Controls SOX Model, with efficient attendance, to fulfill American “Sarbanes-Oxley” law, that was promulgated in 2002.

To comply with the requirements demanded in the related law, Santander adjusted its MCI - Model of Internal Controls to highest international standards, which complies with the direction lines established by COSO - Committee of Sponsoring Organizations of the Treadway Commission, covering strategical, operational, financial statements disclosure and compliance components.

The methodology contemplates the following internal certification periods:

- Half-year certification - beginning of 2nd. Semester: design and effectiveness control activities evaluation related to de 1st Semester.

- Annual certification - beginning of the next accounting year: design and effectiveness control activities evaluation related to the 2nd Semester or during the exercise to verify annual controls or not 1st semester contemplated controls.

Additionally, elaborates a semiannualy report to evaluate the quality and adequacy of the internal controls system and to identify risks of relevant distortion that may impact the Financial Statements as well as evaluating the quality of the internal controls environment that allows a adequate elaboration and disclosure of the Financial Statements and thus to attend the requirements of regulators. The internal controls report considers the entire developed, applied and monitored Internal Controls Model of the Sox System methodology.

Main area Objectives:

• Spread the culture of risks and internal controls management at the different layers of the organization;

• Implement and provide formal maintenance of the Risks and Controls Model based in consistent methodology (COSO and COBIT) accepted by regulators and considering relevant areas;

• Document the operational flow, allowing a process vision as part of all, identification of relevant risks and controls that involve the business and processes improvement ;

• Endorse conclusion if the Internal Controls Model is adequate to the nature and the complexity of its businesses;

• Validate the controls identified and registered to mitigate relevant potential risks of the activities, through design and effectiveness tests

e) Reputational Risk

e.1) Reputational Risk

A key component of risk management is to ensure that the bank’s reputation is preserved and enhanced.

Santander (Brazil) believes that the fundamental precept of its long-term business sustainability and shareholder value creation requires proper conduct of the business activities in accordance with Santander Corporate Values. A good way to do that is to engage responsibly in the right business, with the right clients.

Santander (Brazil) defines reputational risk as a risk arising from negative public opinion, irrespective of whether this opinion is based on facts or merely on public perception.

Such risk can result from either:

• Actions and behaviour of the organization or its staff like products sold, services provided or interactions with stakeholders, which constitutes direct risk.

• Actions and behaviour of external parties, which constitutes indirect risk.

e.2) Organization and independence of the Compliance function

Compliance risk has been defined as the risk of legal or regulatory sanctions, material financial loss, or reputational harm Santander (Brazil) may suffer as a result of its failure to comply with relevant laws, regulations, principles and rules, standards and codes of conduct applicable to its activities, in letter and in spirit.

The Compliance Department is responsible for assisting the bank to identify, to measure and to mitigate a significant part of the compliance risk but not in its entirety. Other key stakeholders in the process include the Supervisory Board, Senior Management and Finance Departments, Human Resources, Risk Department and Legal.

The compliance function within the bank is the independent oversight on behalf of senior management of those core processes and related policies and procedures that seek to ensure the bank is in conformity with industry-specific laws and regulations in letter and spirit, thereby helping to maintain the bank’s reputation.

Risk management compliance has proactive approach to compliance risk, with monitoring, education and communication.

e.3) Directives

a. Compliance principles – Ethics and Conduct in the Securities Markets

• The Bank’s ethical principles and conduct parameters are established in internal policies which are made available and formally adhered to by all employees. Proper communication channels are in place to clarify doubts and complaints from staff, and monitoring and controls are conducted in a way that adherence is secured.

b. Anti-money laundering

• The Bank’s anti-money laundering policies are based on the knowledge and rigorousness of the acceptance of new clients, complemented by the continuous scrutiny of all transactions where the Bank are involved in. The importance given to the theme is reflected on the direct involvement of senior management, namely the Executive Committee for AML and Compliance, which meets each trimester to deliberate on issues regarding the theme and to be directly involved with new clients acceptance and suspicious transactions reporting.

c. New products and services and suitability

• All new products and services are debated/analyzed in internal committees on several levels until their risks are completely minimized, the Corporate Commercialization Committee (Comité Corporativo de Comercialización - CCC) , integrated by senior executives of Santander (Spain), being the ultimate approval instance.

f) Compliance with the new regulatory framework

The Santander Bank has assumed from the outset a firm commitment to the principles underlying the “Revised Framework of International Convergence of Capital Measurement and Capital Standards” (Basel II). This framework allows entities to make internal estimates of the capital they are required to hold in order to safeguard their solvency against events caused by various types of risk. As a result of this commitment, the Santander Bank has devoted all the human and material resources required to ensure the success of the Basel II implementation plan. For this purpose, a Basel II team was created in the past, consisting of qualified professionals from the Bank’s different areas: mainly Risks, Technology and Operations, the Controller’s Unit, Financial Management, Internal Audit to verify the whole process, as the last layer of control at the entity , and Business particularly as regards the integration of the internal models into management. Additionally, specific work teams have been set up to guarantee the proper management of the most complex aspects of the implementation.

Supplementing the efforts of the Basel II operating team, Santander Bank senior management has displayed total involvement from the very beginning. Thus, the progress of the project and the implications of the implementation of the New Capital Accord for the Santander Bank have been reported to the management committee and to the board of directors on a regular basis.

In the specific case of credit risk, the implementation of Basel II entails the recognition, for regulatory capital purposes, of the internal models that have been used for management purposes.

The Bank intends to apply, over the next few years, the advanced internal ratings-based (AIRB) approach under Basel II for substantially all its banks, until the percentage of net exposure of the loan portfolio covered by this approach is close to 100%.

Given the medium-low risk profile characterizing Santander’s business activities, since it focuses primarily on commercial banking (corporations, SMEs and individuals), and the significant diversification of the Bank’s risk and business profiles will enable it to offset the additional capital requirements arising from the Internal Capital Adequacy Assessment Process (presented under Pillar 2), which takes into account the impact of risks not addressed under Pillar 1 and the benefits arising from the diversification among risks, businesses and geographical locations.

In addition to the supervisory validation and approval process, the Santander Bank continued in 2010 with the project for the progressive implementation of the technology platforms and methodological developments required for the roll-out of the AIRB approaches for regulatory capital calculation purposes. Therefore, the Bank expects to apply advanced approaches for the calculation of regulatory capital requirements at its business units in Brazil in 2014, after the required approval from the supervisory authorities has been obtained.

Regarding the other risks adressed under Pillar I of Basel II, the Banco Santander is developing internal models for market risk and will remain using the standardized method for operational risk, since it considers the premature use of advanced models (AMA) for this purpose . Regarding the Market Risk, it is expected the Banco Santander Brazil to submit an application in the first half of 2011 with the regulators for the use of internal models for calculating regulatory capital.

Pillar 2 is another significant line of action under the Basel II Corporate Framework. In addition to reviewing and strengthening the methodology supporting the economic capital model, the technology was brought into line with the platform supporting Pillar 1, so that all the information on credit risk will come from this source when Brazil implement internal models under Pillar 1.

f.1) Internal validation of risk models

Internal validation is a pre-requisite for the supervisory validation process. A specialized unit of the Entity, with sufficient independence, obtains a technical opinion on the adequacy of the internal models for the intended internal or regulatory purposes, and concludes on their usefulness and effectiveness. This unit must also assess whether the risk management and control procedures are adequate for the Entity’s risk strategy and profile.

In addition to complying with the regulatory requirement, the internal validation function provides an essential support to the risk committee and the local risk committees in the performance of their duties to authorize the use of the models (for management and regulatory purposes) and in their regular reviews, since senior management must ensure that the Entity has appropriate procedures and systems in place for the monitoring and control of credit risk.

Internal model validation at the Santander Bank encompasses credit risk models, market risk models, option pricing models and the economic capital model. The scope of the validation includes not only the more theoretical or methodological aspects, but also the technology systems and the quality of the data they provide, on which their effective operation relies, and, in general, all the relevant aspects of advanced risk management (controls, reporting, uses, involvement of senior management, etc.). Therefore, the aim of internal validation is to review quantitative, qualitative, technological and corporate governance-related aspects.

The internal validation function is located, at corporate level, within the Integrated Risk Control and Internal Risk Validation area (CIVIR) and reports directly to head office (the third deputy chairman of the Bank and to the chairman of the risk committee) in Madrid. This function is performed at a global and corporate level in order to ensure uniformity of application. The need to validate models implemented at thirteen different units subject to nine different local supervisors, combining efficiency and effectiveness, made it advisable to create four corporate validation centers located in Madrid, London, New York and Sao Paulo. This facilitates the application of a corporate methodology that is supported by a set of tools developed internally by the Santander Bank which provide a robust corporate framework for application at all the Bank’s units and which automate certain verifications to ensure efficient reviews.

It should be noted that the Santander Bank’s corporate internal validation framework is fully consistent with the internal validation criteria for advanced approaches issued by regulators. Accordingly, the Bank maintains the segregation of functions between internal validation and internal audit, which, in its role as the last layer of control at the Bank, is responsible for reviewing the methodology, tools and work performed by internal validation and for giving its opinion on the degree of effective independence.

f.2) Capital Management

Capital management considers the regulatory and economic levels. The objective is to achieve an efficient capital structure in terms of cost and compliance, meeting the requirements of the regulatory body and contributing to achieving the goals of the classification of rating agencies and investors' expectations. The capital management includes securitization, sale of assets, raising capital through issue of shares, subordinated liabilities and hybrid instruments.

From an economic standpoint, capital management seeks to optimize value creation at the Bank and at its different business segment. To this end, the economic capital, RORAC (return on risk-adjusted capital) and value creation data for each business segment are generated, analyzed and reported to the management committee on a quarterly basis. Within the framework of the internal capital adequacy assessment process (Pillar 2 of the Basel Capital Accord), the Group uses an economic capital measurement model with the objective of ensuring that there is sufficient capital available to support all the risks of its activity in different economic scenarios, with the solvency levels agreed upon by the Group.

In order to adequately manage the Bank’s capital, it is essential to estimate and analyze future needs, in anticipation of the various phases of the business cycle. Projections of regulatory and economic capital are made based in financial projections (balance sheet, income statement, etc.) and on macroeconomic scenarios estimated by the Economic Research Service. These estimates are used by the Bank as a reference to plan the management actions (issues, securitizations, etc.) required to achieve its capital targets.

g) Economic capital

g.1) Main objectives

The emergence of economic capital models across the financial world was aimed at addressing a fundamental problem of regulatory capital. Risk Sensitiveness. The latter is mandatory and has been defined by regulators in a one-size-fits-all manner for comparison purposes.

By contrast, economic capital models are primarily designed to yield risk sensitive estimations with two objectives in mind: managing risk more accurately and allocating economic capital among different units within the organization.

Taking into consideration the importance of developing risk sensitive capital models, Santander has been making all the efforts to build a robust economic capital model and integrate it fully in the management of the business.

The main objectives of Santander’s Economic capital framework are:

1 – Consolidate Pillar I and other risks impinging business activities into a single quantitative model, as well as fine tune capital estimations by establishing correlations between the different risks;

2 – Quantify and monitor variations on different types of risk;

3 – Distribute capital consumption for the main portfolios and manage its return on capital efficiency (RoRAC);

4 – Estimate the Economic Value Added for each business unit. The Economic profit must surpass the group’s Cost of Capital; 5 – Compliance with the home and host regulators in the process of the supervisory review of Pillar II.

g.2) The Model

When calculating economic capital the Bank must decide the levels of losses it wants to cover. This is defined by the level of confidence with which it wants to ensure the continuation of its business. Santander’s adopted confidence level is at 99.97% which is considerably above the 99.90% required by Basel II.

As a result of its prudent economic capital model, Santander meets the criteria for receiving a global AA rating.

Brazil’s Risk profile

The risk profile of Brazil is distributed by the following types of risks:

% Capital	2010	2009
Risk Type
Credit	53%	54%
Market	7%	7%
ALM	12%	12%
Business	11%	10%
Operational	16%	15%
Fixed Assets	1%	1%
TOTAL	100%	100%

The Credit activity, which in Dec 2010 required 53% of Brazil’s economic capital, continued to be the main source of risk. This was followed by Operational , ALM and Business Risk respectively.

Operational Risk uses as its basis the Standardized approach. As such, it applies Beta factors to the Gross Income which is and it is very punitive for countries with high spreads. Business risk has very conservative Beta factors which are applied to General Business Expenses.

The estimated RoRAC (risk adjusted return) for Dec 10 is 33.2%.

Santander Brazil periodically assesses the level and evolution of the RORAC of its main business units. The RORAC is the profit generated over its economic capital employed, and is calculated using the following formula:

RoRAC=Profit/Economic Capital

Santander also conducts capital planning based on stress test scenarios with the purpose of obtaining future projections of economic and regulatory capital. Results forecasts for the Bank are incorporated into the various scenarios in a coherent way, including their strategic objectives (organic growth, M&A, pay-out ratio, debt issues, etc). Possible capital management strategies are identified to enable the Bank’s solvency and return on capital to be optimised.

RoRAC

Santander Brasil has been using RoRAC, with the following purposes:

1 – To analyze and set a minimum price for operations (admissions) and clients (monitoring);

2 – To estimate the capital consumption of each client, economic groups, portfolio or business segments in order to optimize the allocation of economic capital thus maximising the bank’s efficiency;

3 – To measure and follow the performance of its businesses.

For assessing each transaction with our global clients the economic capital takes into consideration some variables in order to calculate the Expected and Unexpected losses.

Amongst these variables it is taken into consideration:

1 – Counterparty rating;

2 – Maturity;

3 – Guarantees;

4 – Type of financing;

The return on capital is determined by the cost of capital. In order to create value for the shareholders the minimum return that a transaction must yield must be higher than Santander’s cost of capital. A transaction which does not cover the cost of capital is not approved.

46. Supplementary information – Reconciliation of shareholders’ equity and net income of the Bank

Following the Brazilian Securities Commission (CVM) Instruction 485/2010, we present a reconciliation of shareholders’ equity and net income attributed to the parent between Brazilian GAAP and IFRS, for each of the periods presented, below:

Thousands of Reais	Note	2010	2009

Shareholders' equity attributed to the parent under Brazilian GAAP		64,850,978	64,492,693
IFRS adjustments, net of taxes, when applicable:
Pension plan discount rate	c	-	(174,218)
Classification of financial instruments at fair value through profit or loss	d	(251)	19,440
Redesignation of financial instruments to available-for-sale	a	558,032	555,104
Impairment on loans and receivables	b	220,590	960
Deferral of financial fees, commissions and inherent costs under effective interest rate method	e	300,000	217,205
Reversal of goodwill amortization and others	f	6,736,108	3,424,772
Realization on purchase price adjustments	g	639,520	727,101
Share based payments	h	20,976	-
Others		29,365	2,348
Shareholders' equity attributed to the parent under IFRS		73,355,318	69,265,405
Non-controlling interest under IFRS		8,076	1,338
Shareholders' equity (including non-controlling interest) under IFRS		73,363,394	69,266,743

Thousands of Reais	Note	2010	2009	2008

Net income attributed to the parent under Brazilian GAAP		3,863,298	1,805,899	1,580,614
IFRS adjustments, net of taxes, when applicable:
Pension plan discount rate	c	(1,082)	5,125	6,966
Classification of financial instruments at fair value through profit or loss	d	(17,887)	(6,687)	34,015
Redesignation of financial instruments to available-for-sale	a	(16,300)	(15,243)	49,260
Impairment on loans and receivables	b	219,630	235,260	27,720
Deferral of financial fees, commissions and inherent costs under effective interest rate method	e	82,795	43,089	(39,716)
Reversal of goodwill amortization and others	f	3,311,336	3,030,122	376,766
Realization on purchase price adjustments	g	(87,581)	411,109	315,992
Others		27,884	(1,068)	26,778
Net income attributed to the parent under IFRS		7,382,093	5,507,606	2,378,395
Non-controlling interest under IFRS		481	358	231
Net income (including non-controlling interest) under IFRS		7,382,574	5,507,964	2,378,626

a) Redesignation of financial instruments to available-for-sale:

Under BR GAAP, the Bank accounts some investments as for example in debt securities at amortized cost and equity instruments at cost. Under IFRS, the Bank has classified these investments as available-for-sale, measuring them at fair value with the changes recognized in consolidated statements of recognized income and expense, under the scope of IAS 39 “Financial Instruments: Recognition and Measurement”.

b) Impairment on loans and receivables:

Under IFRS, it refers mainly to the adjust of purchase price allocation when the acquisition of Banco Real, following the requirements of IFRS 3 "Business Combinations" and based on estimated losses on such assets, which was established with based on historical loss of impairment and other circumstances known at the time of evaluation, according to the guidance provided by IAS 39 "Financial Instruments: Recognition and Measurement. These criteria differ in certain aspects of the criteria adopted under Brazilian GAAP, which uses certain regulatory limits set by the Bank and does not perform the adjustments of the business combination.

c) Pension plan discount rate:

Under BR GAAP, the discount rate used for benefit obligations reflects the nominal interest rate. Under IFRS, in accordance with IAS 19 “Employee Benefits”, the rate used to discount post-employment benefit obligations was determined by reference to market yields at the end of the reporting period on high quality bonds. In 2010, BRGAAP began to adopt CVM Resolution 600/2009 which took effects for years ended after December 2010, which eliminated the asymmetry with the international standard. This event led to an adjustment in BRGAAP against the equity in capital reserves in the amount of R$175,300 thousand.

d) Classification of financial instruments at fair value through profit or loss:

Under BR GAAP, all loans and receivables and deposits are accounted for at amortized cost. Under IFRS, the Bank designated certain loans and receivables and deposits as “fair value through profit or loss”, in accordance with IAS 39 “Financial Instruments: Recognition and Measurement”. Additionally, certain debt instruments classified as “available for sale” under BR GAAP were designated as “fair value through profit or loss” under IFRS. The Bank has selected such classification basis as it eliminates an accounting mismatch in the recognition of income and expenses.

e) Deferral of financial fees, commissions and inherent costs under effective interest rate method:

Under IFRS, in accordance with IAS 39 “Financial Instruments: Recognition and Measurement”, financial fees, commissions and inherent costs that are integral part of effective interest rate of financial instruments measured at amortized cost are recognized in profit or loss over the term of the corresponding contracts. Under BRGAAP these fees and expenses are recognizes directly at income when received or paid.

f) Reversal of goodwill amortization and others:

Under BR GAAP, goodwill is amortized systematically over a period of up to 10 years and the goodwill recorded is measured annually or whenever there is any indication that the asset may be impaired. Under IFRS, in accordance with IAS 38 “Intangible Assets”, goodwill is not amortized, but instead, is tested for impairment, at least annually, and whenever there is an indication that the goodwill may be impaired; by comparing its recoverable amount with its carrying amount. The goodwill amortization is a permanent difference deductible for taxes matters and therefore there is no record of deferred tax liability.

g) Realization on purchase price adjustments:

As part of the purchase price allocation, following the requirements of IFRS 3, the Bank has revalued its assets and liabilities to fair value, including identifiable intangible assets with finite lives. Under BR GAAP, in a business combination, the assets and liabilities are not remeasured to their related fair values. Therefore, this adjustment relates substantially to the following items:

• The amortization related to the value of assets in the loan portfolio in relation to its book value: As the value of the loans were adjusted to fair value, this causes an adjustment to the yield curve of the related loans in comparison to its nominal value, which is offset pro-rata with this adjustment.

• The amortization of the identified intangible assets with finite lives over their estimated useful lives.

h) Share based payments:

Banco Santander has a local long-term compensation plans linked to payments based in shares. According to IFRS 2, the amount of shares to be paid should be measured at the fair value and accounted in equity, while in BR GAAP it is accounted in "Other Payables - Other".

47. Subsequent event

Sale of subsidiary Santander Seguros S.A.

On February 22, 2011, the Board of Directors approved the main terms and conditions of a transaction for the sale of the totality of the outstanding shares of the capital stock of its wholly-owned subsidiary, Santander Seguros, to a holding company headquartered in Spain (Holding), to be initially held, directly or indirectly, by its controlling shareholder, Banco Santander Spain (Transaction).

The Transaction will be included in the context of the announced foreign strategic joint venture by and between Santander Spain and Zurich Financial Services Ltd. (Zurich), involving the acquisition, by the Holding, of all of the casualty, life and private pension insurance companies of Santander Group located in Argentina, Brazil, Chile, México and Uruguay. Once the Transaction and/or the acquisition by the Holding of the other assets described herein is completed, Santander Spain will sell to Zurich 51% of Holding's capital stock.

Santander Seguros main activity is the development of operations of life and personal insurance, of every kind, as well as annuity and benefit plans and open-ended private pension entities and it is the majority shareholder of Santander Brasil Seguros S.A. (Santander Brasil Seguros and, together with Santander Seguros, the "Insurance Companies"), which, on its turn, has as its main activity the development of operations of property and casualty insurance, of every kind.

The completion of the Transaction will be subject to the fulfillment of certain conditions precedent that are customary in transactions of this nature, including the negotiation and execution of the definitive agreements and obtaining of the necessary regulatory approvals.

As part of the Transaction, the Insurance Companies will enter into distribution agreements with Banco Santander for a 25-year minimum term, pursuant to which the Insurance Companies will be granted exclusive access, for the term of the agreements, to the distribution channels of Banco Santander, throughout its banking branch offices network, except for auto insurance, which will not be included in the Transaction. As a result of such agreements, Banco Santander will be entitled to receive fees in levels similar to the current ones.

The Transaction seeks to foster and strengthen Banco Santander's presence in the insurance market, offering a large array of products, reaching costumer classes that are currently not being explored enabling to increase the income related to their respective products distribution.

The Transaction will not include Santander Capitalização S.A. (Capitalização), which will remain under Banco Santander's control and, in due course, will be segregated, through a split-off, from Santander Seguros. Banco Santander will remain with the activities of distribution of insurance products, carried out by Santander S.A. - Serviços Técnicos, Administrativos e de Corretagem de Seguros.

As a result of the Transaction, Banco Santander shall receive, on the closing date, a price calculated based on the amount of R$ 3,167 million, which will be subject to certain adjustments, among which it is necessary to highlight the reduction arising from the spin-off of Capitalização to be held at book value.

To the extent that Santander Seguros is a wholly-owned subsidiary of Banco Santander, the acquisition object of the Transaction will be subject to the right of first refusal of Santander Brasil's shareholders, as per the provisions set forth in article 253 of Law No. 6.404/76. The aforementioned right of first refusal offer to the shareholders of Banco Santander will be made in due course."

APPENDIX I – SUBSIDIARIES OF BANCO SANTANDER (BRASIL) S.A.

Thousands of Reais
		Participation %		Stockholders' Equity (9)	Net Income (Losses) (9)
Direct and Indirect controlled by Banco Santander (Brasil) S.A.	Activity	Direct	Indirect
Santander Seguros S.A. (1)	Insurance and Pension Plans	100.00%	100.00%	2,399,006	383,565
Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. (1)	Asset manager	99.99%	100.00%	212,868	84,858
Banco BANDEPE S.A.	Bank	100.00%	100.00%	4,254,691	341,724
Santander Leasing S.A. Arrendamento Mercantil	Leasing	78.57%	99.99%	12,657,687	993,755
Aymoré Crédito, Financiamento e Investimento S.A.	Financial	100.00%	100.00%	956,551	340,691
Santander Administradora de Consórcios Ltda.	Buying club	100.00%	100.00%	4,057	248
Santander Brasil Administradora de Consórcio Ltda.	Buying club	100.00%	100.00%	118,072	30,667
Santander Microcrédito Assessoria Financeira S.A. (5)	Microcredit	100.00%	100.00%	11,729	5,793
Santander Advisory Services S.A.	Other Activities	100.00%	100.00%	159,535	27,898
Companhia Santander Distribuidora de Títulos e Valores Mobiliários (4)	Dealer	100.00%	100.00%	86,613	5,773
Santander Corretora de Câmbio e Valores Mobiliários S.A. (3)	Broker	99.99%	100.00%	340,177	57,583
Webmotors S.A.	Other Activities	100.00%	100.00%	52,397	14,055
Agropecuária Tapirapé S.A. (7)	Other Activities	99.07%	99.07%	7,174	376
Santander CHP S.A. (6)	Holding	92.78%	92.78%	4,750	3,821
Santander Getnet Serviços para Meios de Pagamento Sociedade Anônima (2)	Other Activities	50.00%	50.00%	13,223	223

Controlled by Santander Seguros S.A. (1)
Santander Brasil Seguros S.A.	Insurance and Pension Plans	-	100.00%	163,047	24,148
Santander Capitalização S.A.	Savings and annuities	-	100.00%	495,950	140,523

Controlled by Companhia Santander Distribuidora de Títulos e Valores Mobiliários (4)
Santander Securities (Brasil) Corretora de Valores Mobiliários S.A.	Broker	-	100.00%	71,862	4,107

Controlled by Santander Advisory Services S.A.
Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros (8)	Insurance	-	99.99%	152,408	11,555

Brazil Foreign Diversified Payment Rights Finance Company	Securitisation	-	(a)	2	-

(a) Company over which effective control is exercised.
(1) Consolidated companies with income from July 2009.
(2) On January 14, 2010, the Bank signed the contractual and bylaw instruments with GetNet to explore, develop and market transaction capture and processing services involving credit and/or debit cards in the Brazilian market.
(3) Merged the Santander S.A. Corretora de Câmbio e Títulos in march 2010.
(4) Current denomination of Companhia Real de Valores - Distribuidora de Títulos e Valores Mobiliários.
(5) Current denomination of Real Microcrédito Assessoria Financeira S.A.
(6) Current denomination of Real CHP S.A.
(7) Banco Santander, as the controlling shareholder of Tapirapé, company receiving funds from fiscal incentives of the Investment Fund of the Amazon Region (Finam) disclosed a material fact on September 1, 2010 to inform the Tapirapé's minority shareholders that was approved in the Extraordinary General Meeting held on August 31, 2010, the cancellation of its registration of a company receiving funds from fiscal incentives in the CVM by conducting a tender offer. The cancellation of registration was granted by the CVM on October 29, 2010, as office/CVM/SEP/GEA-3/n° 1039/2010.
(8) The Extraordinary Shareholders’ Meeting held on October 29, 2010 of Real Corretora and Santander Serviços, its shareholders approved the merger of the Real Corretora by Santander Serviços, based on their net book values at the base date of September 30, 2010, whose case is in the process of the Board of Trade.
(9) The amounts presented are in accordance with Brazilian accounting practices.

***

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: February 23, 2011

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Executive Officer

By:	/S/ Carlos Alberto Lopez Galan
Carlos Alberto Lopez Galan Vice-President Executive Officer